Form 20-F
period 2022-12-31
Intelligent Living Application Group Inc.
filed 2023-04-28
CIK 1814963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-41444

INTELLIGENT LIVING APPLICATION GROUP INC.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of Principal Executive Offices)

Bong Lau, Chief Executive Officer

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

+ 852 2481 7938

Email: info@i-l-a-g.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001	ILAG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were 18,060,000 ordinary shares issued and outstanding, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company”, “Intelligent Living”, “Registrant” and “ILAG” refer to Intelligent Living Application Group Inc., a company organized in the Cayman Islands, its predecessor entities and its subsidiaries.

Unless indicated otherwise, references to:

●	“Bamberg” are to Bamberg (HK) Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI; “China” or the “PRC” are to the People’s Republic of China；
●	“EIT” are to PRC enterprise income tax; “Hing Fat” are to Hing Fat Industrial Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI;
●	“Hong Kong” are to Hong Kong Special Administrative Region of the People’s Republic of China； “HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong； “Intelligent Living,” “we,” “us,” “our company,” “ILAG,” and “our” are to Intelligent Living Application Group Inc., a Cayman Islands exempted company with limited liability, and its subsidiary and consolidated entity; “ILAG BVI” are to Intelligent Living Application Group Limited, a holding company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Intelligent Living Application Group Inc.;
●	“Kambo Hardware” are to Kambo Hardware Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI; “Kambo Locksets” are to Kambo Locksets Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI
●	“MOFCOM” are to the Ministry of Commerce of the PRC;
●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0001 per share;
●	“Preferred Share(s)” are to our preferred shares with a par value of US$0.0001 per share;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SAFE” are to the State Administration of Foreign Exchange;
●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and
●	Xingfa are to Dongguan Xingfa Hardware Products Co. Ltd., which was incorporated under the laws of China and is a wholly owned subsidiary of Hing Fat.

Our business is primarily conducted in Hong Kong and China, an all of our revenues are received and denominated in HK$ and RMB. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. This annual report contains translations of HK$ and RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi, HK$ or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars, HK$ or Renminbi, as the case may be, at any particular rate or at all. On December 30, 2022, the exchange rate was RMB6.9646 to US$1.00 which is the intermediate exchange rate announced by the People’s Bank of China and on December 31, 2022, HK$ 7.7795 to US$1 which is the TT buying rate announced by the Hong Kong Association of Banks.

We completed an initial public offering of our ordinary shares at an initial offering price of US$4.00 per share on July 15, 2022. Our ordinary shares, par value US$0.0001 per share, are traded on the Nasdaq Capital Market under the symbol “ILAG”.

ii

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
•	our future business development, financial conditions and results of operations fluctuations in interest rates;
•	our expectations regarding demand for and market acceptance of our products and services;
•	projections of revenue, earnings, capital structure and other financial items;
•	competition in our industry;
•	relevant government policies and regulations relating to our industry; and
•	general economic and business conditions in the markets in which we operate.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors” and other sections in this report. You should thoroughly read this report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of the lockset and hardware marketplace industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we refer to in this report and any exhibits filed to this report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure and Operations in Hong Kong and China

We are a Cayman Islands holding company without any operation and our operations are conducted by our wholly owned subsidiaries in Hong Kong and China and this structure involves unique risks to investors.

There are legal and operational risks associated with being based in and having all our operations in Hong Kong and China. The Chinese government recently took regulatory actions on certain U.S. listed Chinese companies and made statement that it will exert more oversight and control over offerings and listings by Chinese companies that are conducted overseas, such as those related to the use of variable interest entities and data security or anti-monopoly concerns. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators  engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offering, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing and a secondary listing or dual major listing of issuers already listed overseas. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The new rules provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. We are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens and most of our revenues and profits are generated by our subsidiaries in Hong Kong. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange. The Company is headquartered in Hong Kong and it owns 100% equity interest of all its subsidiaries including the manufacturing subsidiary in China and does not have a VIE structure, and it manufactures and sells locksets and believes the new data security or anti-monopoly laws and regulations of China do not apply to the Company or its subsidiaries. However, any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors or cause the value of our ordinary shares to significantly decline or be worthless. The Company’s auditor is headquartered in the U.S. and it is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022, and Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection on a regular basis.

Permissions Required from the PRC Authorities for Our Operations

Our wholly owned subsidiary Dongguan Xingfa Hardware Products Co. Ltd. (“Xingfa”) is incorporated and operating in mainland China. Xingfa has received all permission required to obtain from Chinese authorities to operate its current business in China or issue the ordinary shares of the Company to foreign investors, including Business license, Customs Registration Certificate, Bank Account Open Permit and Approval regarding Environmental Protection. Currently, the Chinese government may intervene or influence our operations in China or any securities offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. Other than these permits, we are not required to obtain permit and approval from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. We or our subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve our business and operations. We manufacture and sell lockset products and our products and services do not pose national security risks, based on the advice of our PRC counsel, we are not subject to the report requirement under Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021, which became effective on February 15, 2022.

As of the date of this report, we (1) are not required to obtain permissions from any PRC authorities to issue our ordinary shares to foreign investors, (2) are not subject to permission requirements from CSRC, CAC or any other entity that is required to approve of our operations in China, and (3) have not received or were denied such permissions by any PRC authorities. We are headquartered in Hong Kong with our chief executive officer, chief financial officer, chief operating officer and all members of the board of directors based in Hong Kong who are not Chinese citizens and most of our revenues and profits are generated by our subsidiaries in Hong Kong. Although we don’t believe we are a Chinese domestic entity as defined in the New Overseas Listing Rules published by CSRC on February 17, 2023, it is not certain whether we might be determined as a Chinese entity under new rules, which will require us to file the offering related documents with CSRC. Also, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether our PRC subsidiary, will be required to obtain permission from the PRC government in connection with our listing on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. If we or our subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Transfer of Cash To and From Our Subsidiaries

We mainly conduct our marketing and sales, research and development and design activities through our wholly owned subsidiaries in Hong Kong and manufacturing activities through our wholly owned subsidiary in China, Dongguan Xingfa Hardware Products Co., Limited. As a result, almost all of our sales revenues are received by our Hong Kong subsidiaries which make payment to Xingfa for the cost of products and reasonable markups. Transfers of funds among our Hong Kong subsidiaries or from our Hong Kong subsidiaries to the holding company are free of restrictions. Remittances of funds from our Hong Kong subsidiaries to Xingfa are subject to review and conversion of HK$ or US$ to Renminbi Yuan (“RMB”) through Xingfa’s bank in China, which represents the SAFE to monitor foreign exchange activities. Under the existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements with the banks. Currently, we don’t have any intentions to distribute earnings or settle amounts owed under our operating structure other than the agreements entered under normal business operation as discussed above.

Intelligent Living Application Group Inc. (“ILAG”) is incorporated in Cayman Islands as a holding company with no actual operations and it currently conducts its business through its subsidiaries in Hong Kong and China. There has been no cash flows and transfers of other assets between the holding company and its subsidiaries, other than that as of December 31, 2022, Kabmo Locksets and Intelligent Living Application Group Limited (BVI), both wholly owned subsidiaries of ILAG have paid approximately $1,671,000 for expenses related to this public offering of ILAG as intercompany loans and not as the dividend payment or distribution. None of our subsidiaries has made any dividend payment or distribution to our holding company as of the date this report and they have no plans to make any distribution or dividend payment to the holding company in the near future. Neither the Company nor any of its subsidiaries has made any dividends or distributions to U.S. investors as of the date of this report.

At operational level, Xingfa has sold products with markups to Hing Fat, in the amount of approximately $11.56 million and $11.67 million for the year ended December 31, 2022 and 2021. Hing Fat has sold products with markups to Kambo Locksets in the amount of approximately $11.01 million and $11.35 million for the year ended December 31, 2022 and 2021. Hing Fat has made payment to Xingfa approximately $12.12 million and $11.65 million for the year ended December 31, 2022 and 2021. Kambo Locksets has made payment to Hing Fat for approximately $12.14  million and $11.72 million for the years ended December 31, 2022 and 2021.

All transfers of cash are related to the operations of the subsidiaries in the ordinary course of business. For our Hong Kong subsidiaries, our subsidiary in British Virgin Islands and the holding company (“Non-PRC Entities”), there is no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to US investors. Also, there is no restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors as well as the abilities to settle amounts owed. However, PRC may impose greater restrictions on our Hong Kong subsidiaries’ abilities to transfer cash out of Hong Kong and to the holding company, which could adversely affect our business, financial condition and results of operations.

Regarding cash transfer to and from Xingfa, we are able to have such transfer through banks in China under current account items, such as profit distributions and trade and service-related foreign exchange transactions, which can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements with the banks. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. PRC laws and regulations allow an offshore holding company to provide funding to our wholly owned subsidiary in China only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly owned subsidiary in China or make additional capital contributions to fund Xingfa’s capital expenditures or working capital. For an increase of its registered capital, Xingfa needs to file such change of registered capital with the MOFCOM or its local counterparts. If the holding company provide funding to Xingfa through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches. Under PRC law, Xingfa is also required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital.

Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended December 31, 2022, 2021 and 2020 and the selected consolidated balance sheets data as of December 31, 2022 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2020 have been derived from our audited consolidated balance sheet as of December 31, 2020, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

	December	December
	31, 2022	31, 2021
Current assets	$16,015,777	$7,127,138
Total non-current assets	$5,786,297	$2,181,831
Total assets	$21,802,074	$9,308,969
Total current liabilities	$1,813,936	$4,913,615
Total non-current liabilities	$536,327	$915,068

	For the years ended December 31,
	2022	2021	2020
Revenue	$12,158,102	$12,543,556	$11,219,559
Operating expenses	$4,461,258	$3,109,966	$2,615,509
Net loss	$(1,655,903)	$(1,386,515)	$(1,015,348)

	For the years ended December 31,
	2022	2021	2020
Net cash (used in) operating activities	$(4,170,876)	$(1,038,967)	$(1,598,979)
Net cash (used in) investing activities	$(4,181,724)	$(9,758)	$(221,760)
Net cash provided by financing activities	$17,397,802	$876,334	$1,049,390
Net increase (decrease) in cash	$9,034,522	$(171,311)	$(767,439)

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in Hong Kong and China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Summary of Risk Factors

An investment in our ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

•

The recent global coronavirus COVID-19 outbreak has caused significant disruptions to our business, which we expect will continue to have material negative impact on our business, results of operations and financial condition.

•

The Chinese government’s recent enforcement of “dual control of energy consumption” policy has caused disruptions to Xingfa manufacturing and our business and might continue to have negative impact on our business, results of operations and financial condition. The enforcement was lifted by central government in 2022 with occasional enforcement by local government when power consumption has reached peak capacity of local power plants.

•	We may not be successfully introducing smart lock products that are currently under research and development.
•

We incurred net losses for the year ended December 31, 2022 and the past two years and may not be able to generate sufficient operating cash flows and working capital. As we completed our public offering with net proceeds approximately $16.86 million in July 2022, we believe we have sufficient working capital to continue as a going concern over the next 12 months. However, failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

•

Fluctuations in the price, availability or quality of raw materials used in our products could cause manufacturing delays, adversely affecting our ability to provide goods to our customers or increase costs, any of which could decrease our sales or earnings.

•

Xingfa may experience material disruptions to its manufacturing operations in China that could result in material delays, quality control issues, increased costs and loss of business opportunities, which may negatively impact our sales and financial results.

•	Changes in U.S. trade policies could significantly reduce the volume of export goods into the United States, which may materially reduce our profit margin and our sales in the United States.
•

Environmental regulations impose substantial costs and limitations on our operations and violation of environmental regulations might subject us to fines, penalties or suspension of production which could have material negative impact on our financial results.

•	If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.
•	We do not have any business insurance coverage.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.
•

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

•

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.
●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.
●	Any change of regulations and rules by Chinese government, including the limitations on usage of power, additional environmental protection requirements, moving technology in and out of the PRC or restriction on cash transfer out of PRC, may intervene or influence our operations in China at any time and any additional control over offerings conducted overseas and/or foreign investment in issuers with Chinese operations could result in a material change in our business operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to Doing Business in Hong Kong

•	It will be difficult to acquire jurisdiction and enforce liabilities against us, our officers, directors and assets based in Hong Kong and China.
•	The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us.

Risks Related to Our Ordinary Shares

•	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.
•

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

In addition, please see “Risk Factors” below, and other information included in this report, for a discussion of these and other risks and uncertainties that we face.

Risks Related to Our Business

The recent global coronavirus COVID-19 outbreak has caused significant disruptions to our business, which we expect will continue to materially and adversely affect our results of operations and financial condition

The recent outbreak of COVID-19 has spread throughout the world, especially in China, the United States and Europe. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in China, Hong Kong, the U.S. and other countries and regions have been severely disrupted, including those of our suppliers, customers and distributors. Such disruption and the potential slowdown of the world’s economy could have a material adverse effect on our results of operations and financial condition. Our suppliers and our customers have experienced significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic, which have caused and may continue to have a negative impact on our business and operations, such as shortage in the supply of raw materials, suspend or reduce our production capacity, shortage of transportation or logistic services, delay of our products delivery, delay or cancellation of orders from our customers, and delay or default in payments from our customers. Our customers or end-users of our products that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to purchase our products, which may materially adversely impact our revenue and results of operations. Our business operations could also be disrupted if any of our employees are suspected of being or is infected by COVID-19, since it could require other employees to be quarantined or our offices and production site to be closed down and disinfected.

COVID-19 pandemic continued to affect global logistics. Between May 21 and June 24, 2021, Yantian Port of Shenzhen, a major port for shipment of Xingfa, was temporary closed for a sudden COVID-19 outbreak which caused delay of delivering and shipment of our products to customers. In additional, there have been outbreaks of COVID-19 in other ports in China and caused temporary closure of such ports, which interrupted and decreased supply of raw materials for Xingfa’s production and driving raw material prices up. Our customers have also been hampered by congested ports in the U.S., which in turn have caused delay of shipment, increase of inventory and disruption of our production schedule. The local government required mandatory COVID-19 tests on our employees of Xingfa factory from time to time, which has caused and might continue to cause certain disruption in our production schedule.

As part of global supply chain interruption due to COVID-19, coal and other supplies for power generation plants have been negatively impacted. As a result, Chinese government started to enforce the “dual control of energy consumption” policy to control the total power consumption and efficiency in 2021, which had caused disruptions to Xingfa’s production schedule and increase of the cost of production. Chinese central government has lifted this restriction since early 2022. However, local government may occasionally enforce temporary energy consumption control if power plants may be overloaded during certain peak time, which may cause disruptions to Xingfa’s production schedule and increase of the cost of production. All of these would have a material adverse effect on our results of operations and financial condition in the near term. In 2022, there have been outbreaks of the Omicron variant of the COVID-19 in Hong Kong where our headquarters are located and other cities in China, including Shenzhen, Shanghai, Guangzhou, Taiyuan, Changchun as well as Dongguan city where Xingfa is located, and travel restrictions, mandatory COVID-19 tests, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments. China has recently started easing the strict lockdown procedures in early December 2022, which has led to surge in COVID infections in December 2022 and January 2023 and caused certain disruption our business operations. Although our operations have not been materially and negatively impacted by such outbreaks in Hong Kong and China in 2022. Although the Chinese government has lifted travel and transportation restrictions for Hong Kong citizens into mainland China in early 2023, we cautiously prepare for the government authorities may issue new orders of office closure, travel and transportation restrictions in China due to the resurgence of the COVID-19 and outbreak of new variants, which will have material negative impact to our business and financial conditions.

The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

Our growth depends, in part, on our ability to successfully introduce new products and product line extensions and improve and reposition our existing products to meet the requirements of property owners and builders. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. The development and introduction of innovative new products and product line extensions involve considerable costs. In addition, it may be difficult to establish new supplier relationships and determine appropriate product selections when developing a new product or product line extension. Any new product or product line extension may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and may negatively affect our operating results and damage our reputation. If we are not able to anticipate, identify or develop and market products to respond to the changes in the requirements and preferences of property owners and builders, or if our new product introductions or repositioned products fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

We may not be able to successfully in introducing smart lock and security and internet of things (IoT) products that are current in research and development.

We have invested our efforts, time and resources in the research and development of smart locks in the past couple years and the outcome is uncertain whether such development will be successful. We will continue to invest in the development of the software of smart locks and equipment and machineries to manufacture parts and assembly line to produce smart locks. In early 2023, we have engaged a Hong Kong based technology company to conduct research and development in a series of smart home products and devices as a part of our smart lock, security and IoT products development strategy. Having considered the availability of talents and cost-benefit efficiency, we will incur costs to outsource information technology developer(s) to develop software application and support functions of such new products. In additional, we will incur marketing costs to generate customer interest and sales of such products in enough volume to make it a profitable product. If we fail to design and develop appropriate functions for our smart locks to attract enough customers and establish commercial manufacturing capabilities or if our smart lock products can’t meet the regulatory requirements, our financial condition and results of operations may be adversely affected. If we fail to obtain and maintain patent, trade secret and other intellectual property protection and regulatory exclusivity for our new smart locks or if we are unable to ensure that we do not infringe, misappropriate or otherwise violate the valid patent, trade secret or other intellectual property rights of third parties regarding smart locks on the market, our business, financial condition and results of operations may be materially adversely affected.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including expanding distribution and improving placement of our products in the stores of our retail customers, attracting new consumers to our brands, introducing new products and product line extensions and expanding into new markets. Our ability to implement this growth strategy depends, among other things, on our ability to:

•	enter into distribution and other strategic arrangements with current and new retailers and other potential distributors of our products;
•	continue to effectively compete in our distribution channels;
•	increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;
•	create and maintain brand loyalty;
•	develop new products and product line extensions that appeal to consumers;
•	maintain and, to the extent necessary, improve our high standards for product quality, safety and integrity;
•	maintain sources for the required supply of quality raw materials and ingredients to meet our growing demand; and

•	identify and successfully enter and market our products in new geographic areas and market segments.

We may not be able to successfully implement our growth strategy and may need to change our strategy from time to time. If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

We incurred net losses for the year ended December 31, 2022 and the past two years and may not be able to generate sufficient operating cash flows and working capital from operation. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We also incurred net losses of $1,655,903 and $1,386,515 for the years ended December 31, 2022 and 2021, respectively. As a result, we have generated negative cash flows from operating activities of approximately $4.1million and approximately $1.0 million for the year ended December 31, 2022 and 2021. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. We have completed our public offering with net proceeds of approximately $16.86 million in July 2022. We believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

If and when we are unable to generate sufficient cash flows from operations to meet our working capital requirements and various operating needs, we may need to raise additional funds for our operations and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. If we are unable to achieve or maintain profitability, the market price of our shares may significantly decrease.

Any damage to our reputation or our brand may materially adversely affect our business, financial condition and results of operations.

We have long business relationships with our customers by maintaining high quality and quick service response. Maintaining our strong reputation with consumers and our suppliers is critical to our success. Our brands may suffer if our marketing plans or product initiatives are not successful. The importance of our brands may increase if competitors offer products with designs and functions similar to ours. Further, our brands may be negatively impacted due to real or perceived quality issues or if consumers perceive us as being untruthful in our marketing and advertising, even if such perceptions are not accurate. The failure to maintain high standards for product quality and integrity, including raw materials obtained from suppliers, or allegations of product quality issues, even if untrue or caused by our raw material suppliers, may reduce demand for our products or cause production and delivery disruptions. We maintain guidelines and procedures to ensure the quality and integrity of our products. However, we may be unable to detect or prevent product quality issues, particularly in instances of the attempts to cover up or obscure deviations from our guidelines and procedures. If any of our products become unfit for use or cause injury, we may have to engage in a product recall and/or be subject to liability. In addition, if our products have quality issues, we could incur significant expenses related to the replacement of our products. Damage to our reputation or our brands or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and increased costs and our business, financial condition and results of operations may be materially adversely affected.

To the extent our customers purchase products in excess of consumer demand in any period, our sales in a subsequent period may be adversely affected as our customers seek to reduce their inventory levels.

From time to time, our customers may purchase more products than they expect to sell during a particular time period. Our customers may grow their inventory in anticipation of, or during, our promotional events, which typically provide for reduced prices during a specified time or other customer incentives. Our customers may also grow inventory in anticipation of a price increase for our products, or otherwise over-order our products as a result of overestimating demand for our products. If a customer increases its inventory during a particular reporting period as a result of a promotional event, anticipated price increases or otherwise, then sales during the subsequent reporting period may be adversely impacted as our customers seek to reduce their inventory to customary levels. This effect may be particularly pronounced when the promotional event, price increase or other event occurs near the end or beginning of a reporting period or when there are changes in the timing of a promotional event, price increase or similar event, as compared to the prior year. To the extent our customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer demand, our net sales and results of operations may be materially adversely affected in that period.

We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.

We compete on the basis of product quality, design and performance, brand awareness and loyalty, product variety, reputation, price and promotional efforts. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire lockset manufacturing industry. If these competitive pressures cause our products to lose market share or experience margin erosion, our business, financial conditions and results of operations may be materially adversely affected.

Fluctuations in the price, availability or quality of raw materials used in our products could cause manufacturing delays, adversely affect our ability to provide goods to our customers or increase costs, any of which could decrease our sales or earnings.

Our major raw material purchases include copper, iron, zinc alloy and packaging materials comprised of paper and plastic. We depend on outside suppliers for these raw materials and must obtain sufficient quantities of quality raw materials from these suppliers at acceptable prices and in a timely manner. We do not maintain fixed supply contracts with our suppliers. Unfavorable fluctuations in the price, quality or availability of required raw materials could negatively affect our ability to meet the demands of our customers. Our inability to meet customers’ demands could result in the loss of future sales.

The profitability of our products depends in part upon the margin between the cost to us of certain raw materials and our fabrication costs associated with converting such raw materials into assembled products, as compared to the selling price of our products. We intend to continue to base the selling prices of our products in part upon their associated raw material costs. However, we may not be able to pass all increases in raw material costs or increases in the costs associated with taking possession of raw materials through to our customers in the future. The inability to offset price increases of raw materials by sufficient product price increases could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

We do not engage in hedging transactions to protect against raw material fluctuations but attempt to mitigate the short-term risks of price swings by purchasing raw materials in advance based on production needs or reaching agreements with some of our suppliers to keep the cost of raw materials stable. We also attempt to lower consumption of raw materials by lowing waste rate and recycled materials without compromising product quality.

Xingfa may experience material disruptions to its manufacturing operations in China that could result in material delays, quality control issues, increased costs and loss of business opportunities, which may negatively impact our sales and financial results.

We rely primarily upon our manufacturing facilities of Xingfa, which is located in Dongguan City, Guangdong Province, China, to produce our products. While we seek to operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and negatively impact our financial results. Our manufacturing facilities, or any of our machines, could cease operations unexpectedly due to a number of events, including: prolonged power failures; equipment failures; disruptions in the transportation infrastructure including roads, bridges, railroad tracks; fires, floods, earthquakes, health epidemics, acts of war, or other catastrophes, which could also pose a risk to injury or damage to personnel, the property of others, which in turn could lead to considerable financial costs and may also have negative legal consequences. Our future growth strategy may include an expansion of our manufacturing capacity to meet increasing demand for our existing products. Any projects undertaken by us to increase such capacity may not be constructed on the anticipated timetable or within budget. We may also experience quality control issues as we implement these manufacturing upgrades and ramp up production. Any such material disruption may prevent us from shipping our products on a timely basis, reduce our sales and market share and negatively impact our financial results.

We face risks associated with managing operations in China, any of which could decrease our sales or earnings and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.

All of our manufacturing operations currently are conducted in China. There are a number of risks inherent in doing business in China, including the following: unfavorable political or economic factors; fluctuations in foreign currency exchange rates; potentially adverse tax consequences; unexpected legal or regulatory changes; lack of sufficient protection for intellectual property rights; difficulties in recruiting and retaining personnel, and managing international operations; and less developed infrastructure. Furthermore, changes in the political, economic and social conditions in China from which these risks are derived could make it more difficult to provide products to our customers. Our inability to manage these risks successfully could adversely affect our business and manufacturing operations and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.

Changes in U.S. trade policies could significantly reduce the volume of export goods into the United States, which may materially reduce our profit margin and our sales in the United States.

The U.S. administration and members of Congress have made public statements indicating possible significant changes in U.S. trade policy and have taken certain actions that have impacted the U.S. and China trade relationship, including imposing tariffs on certain goods imported into the United States from China. The increase of tariffs for products made in China has triggered retaliatory actions from China, resulting in “trade wars” and increased costs for goods imported into the United States, which have and may reduce customer demand for our products if the importers who pay for those tariffs add such tariff amounts to their selling prices. We have reduced our sales price and profit margin to absorb some of the tariffs, however, importers may still reduce their orders. Such reductions have caused and may continue to materially and adversely affect our sales, profit margin and our business. Although the U.S. has started to review and remove the increased tariff previously imposed on certain items importing from China, it has not impacted our products sold to the U.S. and if we can’t establish new manufacturing facilities outside of China, continue to reduce our production costs and/or develop new products to attract customers who are willing to pay higher prices, our business and profits will be materially and adversely affected.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. For the years ended December 31, 2022 and 2021, three and four customers accounted for 85.7% and 77.7% of our revenues, respectively. In addition, our five largest customers in aggregate accounted for approximately 91% of our revenues for both the years ended December 31, 2022 and 2021. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for our products by these customers in the end-user marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any of our three largest customers terminates the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

Our operating results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our operating results, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one period are not necessarily an indication of future performance. Fluctuations in results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our financial results include:

•	our ability to attract new customers and retain existing customers;
•	changes in our mix of products and introduction of new products;
•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;
•	Increase the cost of raw materials and/or labor;
•	our decision to manage order volume growth during the period;
•	the impact of competitors or competitive products;
•	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;
•	changes in the legal or regulatory environment or proceedings, including enforcement by government regulators, fines, orders or consent decrees;
•	increase of tariffs, general economic, industry and market conditions, including changes in Chinese, U.S. or global business or macroeconomic conditions;
•	the timing of expenses related to the development or acquisition of technologies or businesses; and
•	the additional costs related to being a public company.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract quality customers depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Our efforts to promote our sales and to build our brand have caused us to incur selling and marketing expenses in the amount of approximately $105,000 and approximately  $150,000 for the years ended December 31, 2022 and 2021, respectively. Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our inventories are mostly raw materials, such as copper, iron, zinc alloy and packaging materials comprised of paper and plastic, which require us to manage our inventory effectively. We depend on our demand forecasts for various kinds of raw materials and pre-made products to make purchase decisions and to manage our inventory. Such demand, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, the economy, new product launches, pricing and discounts, product defects, changes in customer spending patterns, changes in customer tastes and other factors, and our customers may not order products in the quantities that we expect. The acquisition of certain types of inventory may require significant lead time and prepayment.

Furthermore, as we plan to continue expanding our product offerings, we expect to include a wider variety of products and raw materials in our inventory, which will make it more challenging for us to manage our inventory and logistics effectively. We cannot guarantee that our inventory levels will be able to meet the demands of customers, which may adversely affect our sales. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence resulting in a decline in inventory value, and significant inventory write-downs or write-offs. Any of the above may materially and adversely affect our results of operations and financial condition. On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality raw materials and pre-made products in a timely manner, we may experience inventory shortages, which might result in diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change, parts of our business rely on Internet of Things (IoT) technology, the network of physical objects that feature an IP address for internet connectivity, and the communication that occurs between these objects and other Internet-enabled devices and systems which will alert the users under pre-set conditions, developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
•	difficulties in retaining, training, motivating and integrating key personnel;
•	diversion of management’s time and resources from our normal daily operations;

•	difficulties in successfully incorporating licensed or acquired technology and rights into our product offerings;
•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;
•	risks of entering markets in which we have limited or no prior experience;
•

regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
•	failure to successfully further develop the acquired technology;
•

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	potential disruptions to our ongoing businesses; and
•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this report. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”). Our senior management does not have much experience managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

We lease our facilities from third parties and there is no assurance that we will be able to renew our leased facilities on favorable terms, or at all.

We currently lease all of the properties we use to operate our business. Our headquarters are located in Hong Kong comprising office premises of approximately 300 m2. Our production facilities are located in Dongguan, Guangdong Province of China, where Xingfa leases a total floor area of approximately 17,560 m2. The lease terms on these premises expire on February 28, 2024. In October 2022, Xingfa acquired an electroplating production line which is on a 2,033 m2 floor area premise in an environmental protection industrial park in Dongguan, which is specially approved for infrastructures such as electroplating and other high pollution productions. The lease term on this premise expires on October 31, 2026. If we are unable to renew these leases on favorable terms, or at all, we would be required to find new leased space, which space may be more expensive to lease than our current facilities. Also, the lease may be terminated early due to unexpected change of land usage by the local government.

Moreover, the lessor of Xingfa has not provided us with a real estate ownership certificate for the manufacturing facility. Under the relevant PRC laws and regulations, if the lessor is unable to obtain certificate of title, such lease contract may be recognized as void and as a result, Xingfa may be required to vacate the relevant properties. Although the lessor agreed to compensate Xingfa’s loss or provide Xingfa with other properties for its current business operation, we might not be able to recover all the losses and our business might be negatively impacted.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including engineering, risk management, information technology, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, engineering, information technology, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our products could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, Xingfa is required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our customers or end users by increasing the prices of our products, our financial condition and results of operations may be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Environmental regulations impose substantial costs and limitations on our operations and violation of environmental regulations might subject us to fines, penalties or suspension of production which could have material negative impact on our financial results.

Xingfa uses a variety of chemicals and produce significant emissions and powder dust in our lockset manufacturing operations. The stamping and casting machines in the manufacturing facility create high decibel noise. As such, Xingfa is subject to various national and local environmental laws, occupational safety and health (“OSH”) laws and regulations in China concerning issues such as air emissions, wastewater discharge, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. For example, in April 2018, Xingfa was ordered by Dongguan Environmental Protection Bureau to pay a fine of RMB100,000 (approximately $15,000) for failure to meet the air emission requirement, which Xingfa has paid and corrected the non-compliance emission. While we believe that Xingfa’s facilities are in material compliance with all applicable environmental and OSH laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated. If Xingfa fails to comply with the environmental regulations, it could face fines, penalties and our production facility(ies) operations might be suspended until we comply, which could have material negative impact on our operation and financial results.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending December 31, 2023, the first fiscal year beginning after our initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, after we cease to be an “emerging growth company,” a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if, when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Ordinary Shares to decline, and we may be subject to investigation or sanctions by the SEC.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

At such time that our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting, it may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we and our subsidiaries do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Doing Business in China.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our manufacturing operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies and change of enforcement practice of such rules and policies can change quickly with little advance notice. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and materially and adversely affect our business and results of operations.

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, could result in a material change in our operations and/or the value of our ordinary shares.

We cannot rule out the possibility that the PRC government will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital.

Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from offerings to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by China’s Ministry of Commerce (“MOFCOM”) or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of any offering to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from any offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Currently, all our shareholders are not PRC citizens or residents, however, we cannot assure you whether our shareholders or beneficial owners will include the PRC residents or entities in the future and whether they will comply with, and make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our manufacturing and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from any offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Xingfa is required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where Xingfa operate its businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this report, we believe that Xingfa has made employee benefit payments in material aspects. If Xingfa fails to make adequate payments in the future, it may be required by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears. If Xingfa is subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

Xingfa has been subject to stricter regulatory requirements in terms of entering into labor contracts with its employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of its employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and became effective on July 1, 2013, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that Xingfa decides to terminate some of its employees or otherwise change its employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe Xingfa’s current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices could violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If Xingfa is deemed to have violated relevant labor laws and regulations, Xingfa could be required to provide additional compensation to its employees and our business, financial condition and results of operations could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulations— Regulations of People’s Republic of China --Employee Stock Incentive Plan.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As some of our management members are based in or frequently travel to China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain US agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities in China by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate. According to Article 177 of the PRC Securities Law which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region, to implement cross-border supervision and administration and no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCA Act, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The enactment of the HFCA Act and related regulations and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our ordinary shares could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China and Hong Kong. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, Wei, Wei & Co., LLP, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2020 and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and Circular 698 was abolished and void as of December 1, 2017.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 and Circular 7, and may be required to expend valuable resources to comply with Circular 59 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no specific plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation and how it may impact the viability of our current corporate governance and business operations in China and financial results of the Company.

Any change of regulations and rules by Chinese government including the limitations on usage of power, additional environmental protection requirements, moving technology in and out of the PRC or restriction on cash transfer out of PRC may intervene or influence our operations in China at any time and any additional control over offerings conducted overseas and/or foreign investment in issuers with Chinese operations could result in a material change in our business operations and/or the value of our ordinary shares and could also significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.

Our manufacturing facility and operation in China may be intervened or influenced by the new regulations and policies by Chinese government. For example, between July 2 and July 6, 2021, Cyberspace Administration of China, or the CAC, announced cybersecurity investigations of the business operations of certain U.S.-listed Chinese companies. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued “The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law”, or “the Opinions”. The Opinions emphasized the needs to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. According to the Opinions, Measures, including promoting the construction of relevant regulatory systems, will be taken to control the risks and manage the incidents from overseas listed Chinese companies.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The new rules provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. Although we are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens and most of our revenues and profits are generated by our subsidiaries in Hong Kong, it is not certain whether we might be determined by CSRC as a Chinese entity under New Overseas Listing Rules which will require us to file the offering related documents with CSRC.

On December 28, 2021, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. In addition, CIIOs and Online Platform Operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office, if they plan to conduct listings in foreign countries. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”. Cyber Data Security Measure (Draft) provides that data processors shall apply for Cybersecurity Review for certain events, such as the merger, restructuring, division of an internet platform operator that holds a large amount of data relating to national security, economic development or public interests which affects or may affect the national security; overseas listing of a data processor that processes personal data for more than one million individuals; Hong Kong listing of a data processor that affects or may affect national security; other data processing activities that affect or may affect the national security. Although we are not an CIIO or a Online Platform Operator as defined in the Review Measures and do not process personal data for more than one million individuals under Cyber Data Security Measure (Draft), it is not certain whether any future regulations will impose restrictions on the business that we are currently engaging in China, which is manufacturing lockset. As of the date of this report, we have not received any notice from any authorities identifying us as a CIIO, Online Platform Operator or requiring us to undertake a cybersecurity review by the CAC.

On July 23, 2021, General Office of the State Council promulgated “Opinions on Further Reducing Students’ Homework Burden and After-school Tutoring Burden at the Stage of Compulsory Education”, pursuant to which the institutions that offer tutoring of school curriculum shall be registered as non-profit organizations and are not allowed to make profits and raise capital. The new regulation also disallows foreign investment in these institutions through acquisitions, franchise or contractual agreements. Although we only manufacture lockset products in China and do not engage in CIIO, Online Platform Operator or any education or tutoring related business, our offering and listing on Nasdaq may be negatively affected by these new regulations as they have materially negatively affected stock prices of the U.S listed Chinese companies which are the CIIOs, Online Platform Operators or in the tutoring business. Any additional restriction, scrutiny or negative publicity of the U.S.-listed Chinese companies could cause the U.S. investors less interested in our ordinary shares, or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, the PRC government authorities may adopt new rules and regulations and impose additional limitations or restrictions on us based on the industry that we operate in, for example, the “dual control of energy consumption” policy to control the total power consumption and efficiency which has caused disruptions to Xingfa’s production schedule, or more stringent environmental protection requirements for air emissions, wastewater treatment and solid waste management and disposal which could restrict or limit our operations and expose us to liability and penalties for non-compliance. The new rules or regulations may also impose additional restrictions on us for moving technology in and out of the PRC or restriction on our cash transfer out of PRC from current accounts. Such new rules or actions taken by the PRC government authorities may intervene or influence our operations at any time, which may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of our securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, securities offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantial operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Some of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and securities offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our ordinary shares could be rendered worthless.

Risks Related to Doing Business in Hong Kong.

The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC reneges on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, listing our ordinary shares on Nasdaq Stock Exchange.

This also could materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Recent unrest in Hong Kong may affect our business and financial results.

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems.” However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong. In particular, in recent months there has been a series of large demonstrations in Hong Kong that has adversely affected the business volume and operations of local businesses, airports and public transportation systems. On July 14, 2020, the President of U.S. signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. Hong Kong’s position and reputation as an international financial and trade center may be further damaged, and our business may be materially and adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the US dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

It will be difficult to acquire jurisdiction and enforce liabilities against us, our officers, directors and assets based in Hong Kong and China.

Almost all of our assets are located in Hong Kong and China and our officers and directors currently reside outside of the United States and most of them are in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. See Enforceability of Civil Liabilities – Hong Kong. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. See Enforceability of Civil Liabilities – China. As a result, it may be difficult or not possible for United States investors to enforce their legal rights, to effect service of process upon us, our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of us, our directors and officers under federal securities laws.

Risks Related to Our Ordinary Shares

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our ordinary shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our ordinary shares may not develop or be sustained.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

•	the perception of U.S. investors and regulators of U.S. listed Chinese companies;
•	actual or anticipated fluctuations in our operating results;
•	changes in financial estimates by securities research analysts;
•	negative publicity, studies or reports;
•	conditions in the international lockset, hardware and real estate markets;
•	our capability to catch up with the technology innovations in the industry;
•	changes in the economic performance or market valuations of other lockset and hardware companies;
•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;
•	addition or departure of key personnel;
•	fluctuations of exchange rates among RMB, HK dollar and the U.S. dollar; and
•	general economic, health or political conditions in Hong Kong, China and worldwide.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Volatility in our ordinary shares price may subject us to securities litigation.

The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of ordinary shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our ordinary shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our subsidiaries. Our subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including restrictions on the conversion of RMB into US dollars or other hard currency and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Cayman Islands Companies Act (As Revised) (“Companies Act”) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
•

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we will file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosure may make our ordinary shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently follows the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three independent directors. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We will comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and have appointed a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Four members of our management team will have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Mr. Bong Lau, our Chief Executive Officer and chairman of the Board and his brother Mr. Bun Lau, our Chief Operating Officer, each owns 12.96% of our issued and outstanding ordinary shares. Mr. Wynn Hui, our Chief Technical Officer and executive director of the Board and his son Mr. Errol Hui, our Vice President of Engineering, each owns 12.96% of our issued and outstanding ordinary shares. As a result of their significant shareholding, Mr. Bong Lau, Mr. Bun Lau, Mr. Wynn Hui and Mr. Errol Hui have, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

We may become a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We do not believe we are a “controlled company” as defined under the NASDAQ Stock Market Rules. However, in the event that four of our principal shareholders, Mr. Bong Lau, Mr. Bun Lau, Mr. Wynn Hui and Mr. Errol Hui, who beneficially own more than 50% of our issued and outstanding ordinary shares, decide to act as a group, we may be deemed to be a “controlled company”. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•

an exemption from the rule that a majority of our board of directors must be independent directors; an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company, Intelligent Living Applicant Group Inc., is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company, Intelligent Living Applicant Group Inc., is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Law. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

For 40 years, we have manufactured and sold high quality mechanical locksets to customers mainly in the United States and Canada, and we continue to diversify and refine our product offerings to meet our customers’ needs. The predecessor of Hing Fat commenced our business of selling door locksets in 1981. In 1983, we started a small manufacturing workshop in China to produce door locksets with imported materials to fulfill for our customer orders, which becomes our current manufacturing subsidiary, Xingfa. Our mission was “dedicated to manufacture high quality lockset products at affordable prices.”

Since 2000, we have offered our products with the American National Standards Institute (ANSI) Grade 2 and Grade 3 standards, which are developed by Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus is producing mechanical locksets, including locksets for outdoor uses, such as main entrances and gates, and indoor uses, to promote sustainable growth in our business and competitiveness in the market. To continue driving growth, we have designed our products to go beyond a basic lockset for security purposes; we offer a wide range of ODM door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors. Currently, our products are sold mainly in the USA, and some in Canada, Macau and China.

We sell our products mainly to the US and Canada (“North America”) through one of our Hong Kong registered subsidiaries Kambo Locksets. Another Hong Kong registered subsidiary, Kambo Hardware, targets and distributes locksets and related hardware to countries other than the North America market; and serves our customers in the Asian countries including Thailand and Australia.

In 1993, as the laws and regulations for processing with imported materials entity had changed in China, we established our wholly foreign owned entity (WFOE) subsidiary, Dongguan Xingfa Hardware Products Limited (“Xingfa”) located in Shatian County, Dongguan City, Guangdong Province of PRC. Xingfa is equipped with various types of machines such as die casting machines, furnace, polishing machines and other machines for metal processing in a 17,560 m2 manufacturing facility. In light of excess production capacity due to current economic conditions, Xingfa has subleased one plant building of approximately 4,300 m2 to reduce our operating costs.

•

We restructured our corporate organization in 2009 because of changes in local laws in China as mentioned above. On March 23, 2009, we incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to manage the door lockset manufacturing activities of Xingfa and to conduct research and development.

•

On March 26, 2014, Kambo Locksets Limited (“Kambo Locksets”) was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products in North America market and became our subsidiary as a result of reorganization.

•	On February 25, 2015, Kambo Hardware Limited (“Kambo Hardware”) was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North America.
•

Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com.

•

On July 17, 2019, the Company issued 500,000,000 ordinary shares to its shareholders. On August 14, 2019, these shareholders surrendered an aggregate of 499,990,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s initial public offering.

•

A reorganization of the Company’s legal entity structure was completed in April 2020. The reorganization involved the incorporation of ILAG in July 2019 and execution of the Share Exchange Agreement between ILAG and ILA BVI in April 2020 (the “Share Exchange Agreement”) whereby ILAG took control of ILA BVI and its wholly owned subsidiaries by acquiring all the outstanding shares of ILA BVI with ordinary shares of ILAG. Pursuant to the Share Exchange Agreement, ILAG and ILA BVI exchanged 2,550,000 shares of ILA BVI for 12,990,000 ordinary shares of ILAG. This transaction was treated as a recapitalization of the Company and the financial statements give retroactive effect to this transaction.

•

On July 16, 2021, the Board of Directors and Shareholders of the Company approved the Amended and Restated Memorandum and Articles of Association of the Company and our authorized share capital currently is $50,000 divided into 500,000,000 shares, comprising of (i) 450,000,000 ordinary shares, par value of $0.0001 each; and (ii) 50,000,000 preferred shares, par value of $0.0001 each.

•

On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and were incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of British Virgin Islands.

•

Through Intelligent Living Application Group Limited in BVI, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg, and through Hing Fat, we own 100% of the equity interest in Xingfa.

The Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries and VIE of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Intelligent Living Application Group Inc.	July 2019	Cayman Islands	100	Holding company
Intelligent Living Application Group Limited	March 2014	BVI	100	Holding Company
Kambo Locksets Limited	March 2014	Hong Kong	100	Trading company
Kambo Hardware Limited	February 2015	Hong Kong	100	Trading company
Bamberg (HK) Limited	June 2016	Hong Kong	100	Internet sales
Hing Fat Industrial Limited	March 2009	Hong Kong	100	Holding Company
Dongguan Xingfa Hardware Products Co. Ltd.	August 1993	PRC	100	Manufacturing

On July 15, 2022, the Company closed its initial public offering (“IPO”) of 5,060,000 ordinary shares, par value $0.0001 per share, priced at $4.00 per share. The aggregate gross proceeds from the IPO were $20.24 million, before deducting underwriting discounts and other related expenses. The ordinary shares of the Company began trading on The Nasdaq Capital Market on July 13, 2022 under the ticker symbol “ILAG.”

On October 12, 2022 (the “Effective Date”), Hing Fat Industrial Limited and Dongguan Xingfa Hardware Products Co., Ltd. (“Buyer”) entered into an Asset Purchase Agreement (the “Agreement”) with Hu Xiongjie, a citizen of Singapore (the “Seller”), pursuant to which the Seller agreed to sell to the Buyer an electroplating production line, including but not limited to equipment, machinery, tanks, fixtures, flowlines, improvements and mixed property located in Dongguan City, Guangdong, China (the “Asset”) for an aggregate purchase price (the “Purchase Price”) of $4,500,000 in cash. The Seller’s clientele details, books, accounting records and liabilities are excluded from this transaction. Pursuant to the Agreement, Buyer shall pay a refundable deposit of $2,000,000 on Effective Date and Buyer shall check operational conditions and access the value of the Asset at current market rate within ten (10) days of the Effective Date, and if Buyer accepts the Purchase Price, an intermediate payment of $1,000,000 shall be then paid. Upon closing, Buyer shall pay Seller an additional amount of $1,000,000. A residual of $500,000 shall be held by the Buyer for one (1) year from closing date as quality guarantee for possible tax liabilities, defects or required repair(s) of the Asset. The balance of Purchase Price shall be paid after deduction of costs of repairment related to unidentified defects or problems with the Asset at transfer date. As of the date of this report, the Buyer has paid $4,000,000 to the Seller.

Our principal executive offices are located at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. Our telephone number at this address is +852 2481 7938. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111. Our agent for service of process in the United States is Cogency, located at 122 East 42nd Street, 18th Floor, New York, NY 10168, United States. Investors should contact us for any inquiries through the address and telephone number (852) 2481-7938 of our principal executive offices.

The SEC maintains a web site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.Business Overview

Our mission is to make life safer and smarter by designing and producing affordable, high-quality locksets and smart security systems.

Headquartered in Hong Kong, we manufacture and sell high quality mechanical locksets to customers mainly in the United States (US) and Canada and have continued to diversify and refine our product offerings in the past 40 years to meet our customers’ needs. We believe Xingfa is one of the pioneers of mechanical lockset manufacturing in China. Since inception, to cope with our development and increase customer satisfaction in quality, we keep investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. In order to obtain the confidence of our customers, Xingfa has obtained the ISO9001quality assurance certificate.

Starting in 2000, we offer products that comply with the American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus in producing mechanical locksets - including locksets for outdoors (such as main entrances and gates) and indoors - has resulted in sustainable growth in our business and raised our competitiveness. To maintain our growth, our products are beyond a simple lockset for security purposes, we offer a wide range of Original Design Manufacturer (“ODM”) door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors.

To meet increasing consumer needs for smart locks and smart home products, Hing Fat been researching and developing smart locks in the past couple years. Hing Fat has been working on smart locks functions, communication protocols, available designs and have internally worked out a general solution plan including mechanical and electronic parts but still need to further develop the software related parts for such locks which we need external help. Most of our research and development on smart locks have been done internally by our technician and engineers, except that Hing Fat hired outside services for approximately $25,000 in 2017. Because of tariff war and outbreak of COVID-19, we did not further progress on the software for our smart locks until early 2023. Since then, we have initiated the process to develop devices and software applications for our smart locks.

Currently, approximately 96% of our revenues are from products sold to the US market, and the remaining products are sold to Canadian market. We build our distribution network by working together with our large and small business partners in different geographic areas to sell our products. More information about geographical penetration of our revenues can be found in “Segment reporting in Note 3 of Notes to the Consolidated Financial Statements”.

Our Products

We produce various ODM indoor and outdoor locksets mainly for importers, builders and the construction market in the USA. Since 2016, we market our self-branded products, Bamberg, in South-east Asia. In addition, we are selling our self-branded products through reputable online shops.

•	Locksets functions

Mechanical locksets are mechanical devices which secure an opening by keeping a door closed until a release mechanism is activated. It can be a lever, knob, key, thumb-turn or button. Mechanical locksets are very common on exterior/interior doors in residential and multi-family applications. There are several types of mechanical locksets, and the most common functions for mechanical locksets are as follows:

•

Deadbolts – are used for front doors and doors which may require an additional security from a deadbolt, combined in a lockset with one of the functions above. It can be locked by a thumb-turn from the inside or by a key from the outside.

•	Entry locksets – are used for bedrooms, front doors, and back doors. It can be locked by a thumb-turn from the inside or by a key from the outside.

•

Privacy locksets – are used for restrooms or dressing rooms. It can be locked from the inside with a thumb turn for privacy, and it can be unlocked from the outside using a tool, a screwdriver for example, rather than a key.

•	Passage locksets – are used where doors do not need to lock. There is no key and no lock function.

•

Storeroom locks – are used for storerooms. It should always be locked from the outside and a key is used to open the door. When the key is removed, the door is locked from the outside again. There is no lock/unlock the door from the inside.

Our Customized Keying Options

One of our value propositions is the ability to customize the keys for our door locksets based on specific customer requests. Below is a summary of our various professional custom-made keying options applicable to our products:

•	Types of Keying Options

The term “keying” refers to the way keys will be used to operate the cylinders that are installed in the door locksets. Keys can be assigned to different groups that will and will not open the cylinders. Keying determines which keys work at each opening. A cylinder will contain a certain number of pins generally ranging from 5 pins or more. The pins vary in height. This variation in height and the cuts on the key can generate different keying combinations. It can provide access to the cylinder to lock or unlock the locksets.

•	Keyed Different (KD)

Each cylinder is keyed different. It means that each lock is operated by a unique key. A key used at one door cannot be used to open other doors.

•	Keyed Alike (KA)

Each cylinder is keyed alike. It means that every lock can be opened by the same key. This is useful in an area where a limited number of keys is required, such as a residential unit area with storage closets or common rooms that only need one key combination.

•	Master Keyed (MK)

Each cylinder has its own individual key which cannot open other locksets in the system and all locksets in the system can be opened by one master key. A master keyed system is useful where someone requires a higher level of access authority, such as the building owner.

•	Construction Keyed (CK)

A construction key is needed when contractors need entry to a building during construction. When new homes are under construction, a contractor will provide a general key to carpenters, painters, and other contractors. This allows easy access to several homes without requiring different keys, and prevents duplication and later entry into the homes once a homeowner moves in. Once construction is complete, the owner’s keys will block further access by the contractors. The following diagram shows how it works.

Our Suppliers

Our primary raw materials are brass, iron and zinc alloy. We started to use stainless steel to partially substitute brass from second half of 2021. Raw materials by weight of our locksets basing on bill of materials and actual weighting, approximately 49% are iron, approximately 40% are zinc alloy, approximately 6% are brass and 5% are stainless steel for the year ended December 31, 2022, while approximately 50% are iron, approximately 38% are zinc alloy, approximately 10% are brass, and 2% are stainless steel for the same period of 2021. We don’t have long term purchase contracts with our suppliers but only purchase via orders. For procurement purpose, management will get master quote from at least two suppliers for every three (3) months. Management will bargain purchase price by taking into account price trends of brass, iron and zinc alloy commodity and quantity volume discount. Xingfa has purchased approximately 88 tonnes brass, 697 tonnes iron, 569 tonnes zinc alloy and 63 tonnes stainless steel for the year ended December 31,2022, while 185 tonnes brass, 914 tonnes iron, 716 tonnes zinc alloy, and 45 tonnes stainless steel for the year ended December 31, 2021.

Xingfa purchased iron from two Chinese suppliers in Guangdong province in year 2022 and 2021.

Xingfa purchased zinc alloy from two suppliers. One supplier ships zinc alloy from Shanghai and Dongguan while one Hong Kong supplier ships from Shenzhen.

Xingfa purchased brass from various subsidiaries of two suppliers in Dongguan and Shanghai. Xingfa started to purchase small quantity of stainless steel from a supplier in Guangdong from second half of 2021 as a new material partially substituting for brass.

We have business relationships with our iron, zinc alloy and brass suppliers for over 5 years. Some of them are public companies or subsidiaries of public companies listed on Shanghai, Shenzhen or Hong Kong Stock Exchanges and the supplies and availabilities of our raw materials have never been an issued in the past. Also, all of our primary raw materials are general commercial commodities. For 2022, total global production of: (i) brass is approximately 22 million tonnes; (ii) iron is approximately 2.6 billion tonnes and (iii) zinc alloy is approximately 12.8 million tonnes. (source:ResearchAndMarkets.com)  There are numbers of suppliers in China of our raw materials. Therefore, even our existing suppliers may be temporarily short in inventory, we can place purchase order to other suppliers without difficulty and price premium.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

We mostly rely on our know-how for production processes and our patents have expired. Currently, Bamberg (HK) Limited has one registered trademark for Bamberg in the U.S. and one registered trademark for Bamberg in Hong Kong, which are utilized for our self-branded products, and the Company has one trademark of ILAG in Hong Kong as our group holding company logo for our general company image and marketing purpose. In addition, we and our subsidiaries have three registered domain names in Hong Kong, namely i-l-a-g.com, kambo.com.hk and bamberggroup.com.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties. Monitoring unauthorized use of our intellectual properties is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual properties. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Competition

We are facing competition from worldwide brands such as Kwiksets, Schlage, and other domestic manufacturers in Hong Kong and China. The Company positions its products as affordable high-quality mechanical Grade 2 and Grade 3 locksets. In Asia, there are only a few manufacturers in China and South-east Asia that are capable of competing with us on such products.

Mechanical lockset companies have been consolidating in the last decade (see table: Competitive Landscaping, below). Sizable multinational companies keep expanding by acquiring or merging with other lockset companies. Currently, the major player in the world is ASSA Abloy AB (ASSA B: STO), a Swedish conglomerate that sells cover products and services ranging from locks, doors, gates and entrance automation, which owns brands such as Abloy, Yale Mul-T-Lock and Medeco. Other well-known brands including Kwikset by Spectrum Brands (NYSE: SPB), Schlage by Allegion PLC (NYSE: ALLE), Defiant by Home Depot (NYSE: HD), and Delaney Hardware in Cumming, USA. The PRC market is fragmented because various international lockset standards are all applicable in China. Thus, various brands of locksets all compete in PRC which makes the Chinese lockset market highly competitive.

We mostly compete with manufacturing subsidiaries and factories of those worldwide brands on product quality as well as the manufacturers in China on price. The key for our sustainability is to maintain high quality, fine craftsmanship and procurement at affordable prices. In additional, high capital expense for building a new locket manufacturing facility and our longtime created reputation set up barriers of entry by new players.

Our Competitive Strengths

We have four decades of experience in mechanical lockset manufacturing. This gave us the ability to design our own automated production lines to meet our customers’ needs effectively and efficiently. Xingfa is few of manufacturers who is able to finish complicated stamping and casting with few machineries by optimizing production progresses. We are currently offering 108 basic designs of various locksets in our product catalogue (see “Our Products” for sample images) and we also have many other designs stored in the library of engineering department of Hing Fat, all of which enable us to provide our customers with products of many varieties with different functions, outlooks and colors. We have accumulated extensive design and production know-hows of our lock core in the past thirty years. Our experience and expertise in the design of mechanical locksets helps us expand our product lines and quickly respond to the changes of market trends and demands of our customers.

To comply with stringent requirements of U.S. standards, Xingfa has obtained ISO9000 certificate, and its manufacturing facility has been reviewed and audited by U.S. customers from time to time for compliance of social responsibility about labor welfare and safety, environmental protection and other requirements from such customers. To serve our customers better, Xingfa has equipped with professional keying machineries which is a very niche service being provided by lockset manufacturers in China and Asia Pacific region. In Asia, we only have a few peer competitors in China and South-east Asia due to high capital expense requirement for the manufacturing facility and professional know-hows of the products and industry.

We have launched internal research in smart locks functions, communication protocols, available designs and suppliers of electronic parts in the market as a part of our R & D process of smart lock products. Our in-depth knowledge in lockset mechanics makes it easier for us to enter into smart locks market by incorporating relevant electronic parts into our locksets after we develop the software system. In additional, our long relationship with our customers makes it quicker for us to introduce new products including future smart locks to the market.

With our years of operational history, Xingfa has built a loyal and experienced work force and manufacturing management, which can drive manufacturing facility expansion without additional talent. Along with long-term relationships with reputable customers and recent access to e-commerce channels, we believe we are able to attract customers with our new products.

Regulations

Regulations of People’s Republic of China

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China through our wholly owned subsidiary Xingfa.

Regulations Relating to Foreign Investment

Negative List of Industries for Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Industries listed on the 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed on the 2021 Negative Lists are generally deemed as constituting a third “permitted” category. The establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases, Chinese partners are required to hold the majority interests in such joint ventures. In addition, projects falling under the restricted category are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the 2021 Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

To comply with PRC laws and regulations, we rely on equity investment with our WFOE subsidiary to operate our business in China. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of securities offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Furthermore, the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of FIL, was promulgated on December 26, 2019 and became effective on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law and the Implement the Implementing Regulations of FIL, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Compared to the last Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM in June 2020, the 2021 Negative Lists cuts down the number of items restricted or prohibited to foreign investors from 33 to 31, widening access to more industries and fields. However, the 2021 Negative Lists prescribe that any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in 2021 Negative Lists.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among other things, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be subject to legal liabilities for failing to report investment information in accordance with the requirements.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 which took effect in April 2010 (the “Copyright Law”) which has been amended by SCNPC on November 11, 2020 and became effective on June 1, 2021, and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

Patent. The Patent Law of the PRC promulgated in December 2008, which became effective in October 2009 and recently has been amended by SCNPC on October 17, 2020 and became effective on June 1, 2021, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights under current Patent Law of the PRC. The protection period has been slightly amended in recent amendment which became effective on June 1, 2021. The terms of protection for invention and utility patents will still be 20 years and 10 years, respectively, in general. The term of protection for a design patent will be extended from 10 years to 15 years. In addition, for invention patents, in case it is only granted after 4 years or more from its filing date or 3 years or more after a request for substantive examination date, the applicant can request for an extension of protection term for any unreasonable delay.

Trademark. The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”) and it was last amended on April 23, 2019 and the amendments became effective on November 11, 2019. Its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Domain Name. Domain names are protected under the Administrative Measures for the Internet Domain Names of the PRC promulgated by the Ministry of Industry and Information Technology of the PRC effective on December 20, 2004 and the Administrative Measures for Internet Domain Names promulgated by Ministry of Industry and Information Technology(“MIIT”), effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of its operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. The preparation of relevant development and utilization plans and the construction of the projects having impact on environment shall be subject to environmental impact assessment in accordance with the law. Furthermore, the enterprises and business operators on which the management system for the pollutants discharge permit and registration is implemented shall discharge pollutants according to their respective pollutants discharge permits or registrations and shall not discharge pollutants without obtaining a pollutants discharge permit or registration.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Civil Code of PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. In addition, on May 28, 2020, National People’s Congress promulgated the Civil Code of PRC, which took effective on January 1, 2021, to replace the PRC Inheritance Law, Adoption Law, PRC Contract Law, the General Principles of the Civil Law of the PRC, the PRC Marriage Law, the PRC Guarantee Law, the PRC Property Law and the PRC Tort Liability Law. Seven parts are introduced in the Civil Code of PRC, including General Part, Right in Rem, Contracts, Personality Rights, Marriage and Family, Inheritance, Tort Liability.

The Law of the PRC on the Prevention and Control of Occupational Diseases, or the Occupational Diseases Prevention Law, promulgated by the SCNPC on October 27, 2001, became effective on May 1, 2002, and latest amended on December 29, 2018 is applicable to activities for the prevention and control of diseases contracted by the workers due to their exposure in the course of work to dust, radioactive substances and other toxic and harmful substances. Pursuant to the Occupational Diseases Prevention Law, the employer shall strictly abide by the national occupational health standards and implement the measures for occupational disease prevention and control in accordance with laws and regulations. Violation of the Occupational Diseases Prevention Law may result in the imposition of fines and penalties, the suspension of operation, an order to cease operation, and/or criminal liability in severe cases.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014 and June 10, 2021, and effective as of September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the aforementioned environment protection and work safety requirements.

Regulations Relating to Labor Protection

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012 and became effected on July 1, 2013, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limits, and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC implemented on July 1, 2011, amended on December 29, 2018 and became effective on the same day, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended on March 24, 2019 and became effective on the same day, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, which shall be the product of employees’ average monthly salaries of the previous year multiplied by the contribution rate of the housing provident fund of the employer. Where, in violation of the provisions of these Regulations, an employer is overdue in the contribution of, or underpays, the housing provident fund, the housing provident fund management center shall order it to make the contribution within a prescribed time limit; where the contribution has not been made after the expiration of the time limit, an application may be made to a people’s court for compulsory enforcement.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Taxes

Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the MOF jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details for determination of resident status and administration on post-determination matters.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, the VAT Regulation, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 16%, 10%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Public Notice 7. The SAT Public Notice 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. The SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers a taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and subsequently amended from time to time, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

According to the Foreign Investment Law, Measures for Reporting of Information on Foreign Investment, promulgated by MOFCOM, and State Administration for Market Regulation, or the SAMR on December 30, 2019 and became effective on January 1, 2020, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR, or its local counterparts, and investment information shall be submitted to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through a capital injection at or after their establishment, we must register the establishment thereof and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, submit such information via the enterprise registration system and the National Enterprise Credit Information Publicity System and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in China or overseas. The term “control” means obtain the operation rights, right to proceeds or decision-making power of a SPV through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013 and 2018, and Foreign Investment Law and the Implementing Regulations of FIL which replaced the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the PRC Equity Joint Venture Law promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the PRC Cooperative Joint Venture Law promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds of at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A Rule and Overseas Listing in the PRC

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore SPV that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The new rules provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. We are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens and most of our revenues and profits are generated by our subsidiaries in Hong Kong.

PRC Laws and Regulations Related to Data Cross-border Transfer and personal information protection

Measures for the Security Assessment of Data Cross-border Transfer

On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and ; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC.

Personal Information Protection Law of the PRC

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China (the “Personal Information Protection Law”), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Hong Kong Regulations

As we conduct business in Hong Kong through our wholly subsidiaries Kambo Locksets, Kambo Hardware, Bamberg and Hing Fat, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong Laws and Regulations relating to Trade Description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into full effect in Hong Kong on 1 April 1981 aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Hong Kong Laws and Regulations relating to Sales of Goods

Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”), which came into full effect in Hong Kong on August 1, 1896, in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality.

Hong Kong Laws and Regulations relating to Intellectual Properties Rights

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”), which came into full effect in Hong Kong on 4 April 2003 provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trade mark.

Patents Ordinance (Chapter 514 of the Laws of Hong Kong), which came into full effect in Hong Kong on June 27, 1997 provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. Pursuant to Patents (Amendment) Ordinance 2016, which came into full effect in Hong Kong on 19 December 2019 provide a new framework for a new patent system - an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“CO”), which came into full effect in Hong Kong on June 27 1997 provides comprehensive protection for recognized categories of underlying works such as literary, dramatic, musical and artistic works. The CO restricts unauthorized acts such as copying and/or making available copies to the public of a copy right work.

Hong Kong Laws and Regulations relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Hong Kong Laws and Regulations relating to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5. Failure to comply with MWO constitutes an offence under EO.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at www. i-l-a-g.com or through phone number +852 2481 7938.

C.Organizational structure

Below is the Company’s corporate structure chart as of the date of this report.

Intelligent Living Application Group Inc. (incorporated in Cayman Islands)
100%
Intelligent Living Application Group Limited (incorporated in BVI)
100%
100%
100%
100%
100%
Kambo Hardware Limited (incorporated in Hong Kong)
Kambo Locksets Limited (incorporated in Hong Kong)
Bamberg (HK) Limited (incorporated in Hong Kong)
Hing Fat Industrial Limited (incorporated in Hong Kong)
100%
(Mainland China)
Dongguan Xingfa Hardware Products Co., Ltd. (incorporated in Dongguan, PRC)

D.Property, Plants and Equipment

Our headquarter and sales office in Hong Kong are operating in an approximately 300m2 office located in an industrial building. The office is leased from a related company, Kambo Security Products Limited. Kambo Security Products Limited is owned by Mr. Yu Bong Lau (Bong), Mr. Bun Lau, Mr. Wynn Hui and Mr. Po Ching Hui, brother of Mr. Wynn Hui. The rent paid to Kambo Security Products Limited is determined according to the market value of similar property quotes from a Hong Kong property agent. We most recently renewed the lease of the property starting from January 1, 2023 for a term of one year, with annual rent of HK$540,000 (approximately US$70,000).

Our manufacturing facility is operated under our WFOE named Dongguan Xingfa Metal Products Co., Ltd. (“Xingfa”), which is equipped with different types of machines in a 17,560 m2 production facility which is able to produce about 6,000,000 locksets per annum. Xingfa leases 15,810 m2 of land use rights for our factory from March 1, 2019 to February 28, 2024 from Dongguan Shatian Town Hengliu Equity Economic Union, a third party, with annual rent of approximately RMB 2,606,000 (approximately US$372,000). In April 2021, the landlord and Xingfa entered into a supplemental agreement to revise the annual rental to approximately RMB3,272,000 (approximately US$510,000).

We have acquired an electroplating production line located at 5/F., Tower A, Shun Hang Environment Projection Industrial Park, Shatian Town, Dongguan, Guangdong. The lease for the factory that the production line is located from April 1, 2023 to September 30, 2026 from Dongguan Shun Hang Metal Productions Company Limited, a third party, with annual rent of approximately RMB 660,000 (approximately US$85,000).

Currently, we mainly lease the following properties to conduct our business:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong	Kambo Security Products Limited	Approx. $53,800	December 31, 2023	Head Quarter Office
No. 43, Min Tian Main Street, Shatian Town, Dongguan, Guangdong, PRC	Dongguan Shatian Town Hengliu Equity Economic Union	Approx. $510,000	February 28, 2024	Production Plant and Office
5/F., Tower A, Shun Hang Environment Projection Industrial Park, Shatian Twon, Dongguan, Guangdong, PRC	Dongguan Shun Hang Metal Productions Company Limited	Approx. $85,000	October 31, 2026	Production Plant

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

5A. Operating Results

Overview

Headquartered in Hong Kong, we manufacture and sell high quality mechanical locksets to customers mainly in the United States (US) and Canada and have continued to diversify and refine our product offerings in the past 40 years to meet our customers’ needs. We believe our wholly owned subsidiary Xingfa is one of the pioneers of mechanical lockset manufacturing in China. Since inception, to cope with our development and increase customer satisfaction in quality, we keep investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. In order to obtain the confidence of our customers, Xingfa has obtained the ISO9001quality assurance certificate.

Starting in 2000, we offer products that comply with the American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus in producing mechanical locksets - including locksets for outdoors (such as main entrances and gates) and indoors - has resulted in sustainable growth in our business and raised our competitiveness. To maintain our growth, our products are beyond a simple lockset for security purposes, we offer a wide range of Original Design Manufacturer (“ODM”) door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors.

Currently, approximately 91% of our revenues are from products sold to the US market, and the remaining products are sold to Canadian  market. We build our distribution network by working together with our large and small business partners in different geographic areas to sell our products. More information about geographical penetration of our revenues can be found in “Segment reporting in Note 3 of Notes to the Consolidated Financial Statements”.

For 40 years, we manufacture and sell high quality mechanical locksets and continue to grow and increase our product offerings. The predecessor of Hing Fat commenced our business of selling door locksets in 1981. In 1983, we started processing door locksets to fulfill orders from US customers with imported materials at a small manufacturing workshop in China which becomes our current manufacturing subsidiary, Xingfa. Since then, our mission is to “produce high quality lockset products at affordable prices.”

Our products comply with American National Standards Institute (ANSI) Grade 2 and Grade 3 standards, which were developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus is to offer a variety of mechanical locksets for outdoor (such as main entrances, gates) and indoor that we believe promotes sustainable growth and our competitiveness. To maintain our growth driver, our products are beyond a simple lockset for security purposes, as we offer a wide range of ODM (original design manufacturer) door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors.

We sell our products mainly to the US and Canada (“North America”) through one of our Hong Kong registered subsidiaries, Kambo Locksets. Another Hong Kong registered subsidiary, Kambo Hardware, targets and distributes locksets and related hardware to countries other than the US and Canada. And it mainly serves our customers in Asian countries. We will further illustrate our development and group structure in the following paragraphs.

In 1993, as the laws and regulations for processing with imported materials entity had changed in China, we established our wholly foreign owned entity (WFOE) subsidiary, Dongguan Xingfa Hardware Products Limited (“Xingfa”) located in Shatian County, Dongguan City, Guangdong Province of PRC. Xingfa is equipped with various types of machines such as die casting machines, furnace, polishing machines and other machines for metal processing in a 17,560 m2 manufacturing facility. In light of excess production capacity due to current economic conditions, Xingfa has subleased one plant building of approximately 4,300 m2 to reduce our operating costs.

•

We restructured our corporate organization in 2009 because of changes in local laws in China as mentioned above. On March 23, 2009, we incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to manage the door lockset manufacturing activities of Xingfa and to conduct research and development.

•

On March 26, 2014, Kambo Locksets Limited (formerly known as Nice Gateway Limited) was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products in North America market and became our subsidiary as a result of reorganization.

•	On February 25, 2015, Kambo Hardware Limited was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North America.
•

Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com

•

On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and were incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of British Virgin Islands.

•

On July 17, 2019, the Company issued 500,000,000 ordinary shares to its shareholders. On August 14, 2019, these shareholders surrendered an aggregate of 499,990,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s initial public offering.

•

A reorganization of the Company’s legal entity structure was completed in April 2020. The reorganization involved the incorporation of ILAG in July 2019 and execution of the Share Exchange Agreement between ILAG and ILA BVI in April 2020 (the “Share Exchange Agreement”) whereby ILAG took control of ILA BVI and its wholly owned subsidiaries by acquiring all the outstanding shares of ILA BVI with ordinary shares of ILAG. Pursuant to the Share Exchange Agreement, ILAG and ILA BVI exchanged 2,550,000 shares of ILA BVI for 12,990,000 ordinary shares of ILAG. This transaction was treated as a recapitalization of the Company and the financial statements give retroactive effect to this transaction.

•

On July 16, 2021, the Board of Directors and Shareholders of the Company approved the Amended and Restated Memorandum and Articles of Association of the Company and our authorized share capital currently is $50,000 divided into 500,000,000 shares, comprising of (i) 450,000,000 ordinary shares, par value of $0.0001 each; and (ii) 50,000,000 preferred shares, par value of $0.0001 each. The Company originally issued 500,000,000 ordinary shares on July 17, 2019. On August 14, 2019, all of existing shareholders of the Company agreed to surrender an aggregate of 499,990,000 ordinary shares to the Company at no consideration.

•

Through Intelligent Living Application Group Limited in BVI, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg, and through Hing Fat, we own 100% of the equity interest in Xingfa.

Until 2018, we have maintained a profitable business with steady growth in our revenues and earnings. In 2018, we experienced the sudden impact caused by the tariff war between the US and China that resulted in a decrease in or suspension of orders in late 2018 and first half of 2019. Our sales orders from our customers in the US have stabilized and recovered since the middle of 2019 as the market digested information about the tariff war. However, our factory was temporarily closed in early 2020 and the supply chain and logistic for raw materials and delivery of finished products have been disrupted because of COVID-19. China government has lifted all domestic travel restriction in mainland China in December 2022, but such restriction has caused negative impact to our business in 2022 and 2021. As a result, sales were slowed down in 2021 and 2022. Our revenues were approximately $12.5 million and $12.1 million for the years ended December 31, 2021 and 2022, respectively.

To continually mitigate the related financial impact, we deployed alternative pricing strategies to alleviate the overall negative impact of higher tariffs and raised our unit product selling price from July 2021. As China government suddenly order all non-domestic labors should return their home towns earlier, our factory stopped production before Christmas time. With impact of rapid interest rate acceleration in the US, our revenues decreased by approximately $0.4 million or 3.1% for the year ended December 31, 2022 comparing to the same period of 2021. However, our gross margin increase to 18.1% for the year ended December 31, 2022 from 10.5% of the same period in 2021. The increase in margin during 2022 was mainly due to the end of “dual control of energy consumption” policy to control the total power consumption and that resumed efficiency  in utilization of labor and lower cost for wastage of metal raw materials. In additional, the Company keeps optimizing combination of metal raw materials to lower metal raw materials cost.

During 2021, three major shareholders and executive directors of the Company forgave and waived their receivable owed by the subsidiaries of the Company for $717,949 ($153,846 in 2020) which have been recognized as shareholders contribution. We renegotiated bank borrowings with lower interest rate to sustain our operation cash needs. Our bank borrowing outstanding as of December 31, 2022 was approximately $0.6 million as compared to approximately $1.3 million as of December 31, 2021. Finance costs were increased to $147,588 for the year ended December 31, 2022 from $57,774 for the same period in 2021. Our general and administrative expenses increased to approximately $4.2 million for the year ended December 31, 2022 from approximately $2.9 million for the same period of 2021 because of increase in compensation to directors and executive officers and payments for public offering costs. The combination of all above factors have resulted in an increase of our net loss of $269,388 to $1,655,903 for the year ended December 31, 2022 from $1,386,515 for the same period in 2021.

In early 2020, the COVID-19 pandemic caused a sudden halt in economic activities and our Company had to close our office in Hong Kong and manufacturing facility in China since January 2020. Our office in Hong Kong and our manufacturing in China have resumed since the mid-March 2020. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in Xingfa between December 2022 and January 2023. Although there still could be outbreaks in China and Hong Kong, we believe that our operations and business activities are normalized. After the market has fully digested the tariff war, interest rate increase and economic activity resumes after the COVID-19 pandemic in the U.S. which is our largest market, demand of mechanical locksets should return to normal and our customers in the U.S. will refill their inventory to meet the demands.

Currently, our customer and geographical market concentration are high. To mitigate the issues of concentration of customers and geographical markets, we are contacting property developers and hotel/service apartment developers in China and South-east Asia in an attempt to diversify our customer base and reduce our market concentration. The following table shows revenues from customers that accounted for more than 10% of our total operating revenues:

	For the years ended December 31,
	2022		2021		2020
Customer A	$5,654,248	46.5%	$6,833,866	54.5%	$6,008,167	53.6%
Customer B	1,871,116	15.4%	1,588,156	12.7%	3,055,958	27.2%
Customer C	1,586,681	13.1%	1,310,376	10.5%
Customer D	1,306,755	10.7%	—	—	—	—
	$10,418,800	85.7%	$9,732,398	77.7%	$9,064,125	80.8%

The following table sets forth the Company’s revenues from customers by geographical areas based on the location of the customers:

	For the years ended December 31,
	2022	2021	2020
US	$11,717,347	$12,233,382	$10,957,047
Canada	440,755	310,174	225,857
Others	—	—	36,655
Total	12,158,102	$12,543,556	$11,219,559

Our gross margin was approximately 6.8% due to the tariff war between US and China in 2018. To mitigate the impact of tariff war, we have launched a series of procurement actions to reduce the costs, and we managed to gradually improve our gross margins, which was 18.1% for 2022 and 10.5% for 2021 and 14.1% of 2020. In addition, once market demands resume to normal along with our continuous efforts in expanding product selections and varieties, better procurement of raw materials, ability to improve production efficiency, attracting new customers and initiatives to reduce our overhead costs, we hope to return to profitability.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

•

Our Relationship with Customers. We rely heavily on customers’ demand to sell our products. Our four and three largest customers accounted for 85.7% and 77.7% for the years ended December 31, 2022 and 2021, respectively. In addition, our five largest customers in aggregate accounted for approximately 91% in both of the years ended December 31, 2022 and 2021, respectively. Our strategy is to attempt to strengthen our direct relationships with these customers to secure and expand the sales orders from these customers in the future.

•

Cost of Goods Sold. Our products are produced in our manufacturing plant Xingfa in Dongguan, Guangdong Province in the PRC. Cost of raw materials, labor costs and manufacturing overhead incurred will affect our product cost, and we generally do not have long-term contractual arrangements with our suppliers. We typically maintain good relationships with our suppliers. Increases to raw material prices, minimum wage requirements of our staff in the PRC and consumables could negatively affect our gross profit margins and results of operations to the extent that we are unable to pass these costs on to our customers. If we experience shortages in the supply of certain raw materials or if we get inferior quality raw materials, we may not be able to find or develop alternative supply sources, which could result in delays, reductions in manufacturing and product shipments and could adversely impact the quality of our products, all of which could adversely affect our results of operations and financial condition. We have not experienced significant shortages of raw materials in the past, and we will continue to monitor the fluctuation of our costs and our relationship with our suppliers.

•

More Stringent Environmental and OSH Protection Requirements in the PRC. Environmental and OSH protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law and Occupational Safety and Health Law of the PRC and Xingfa is subject to such laws and regulations. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down facility. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. We engaged an independent laboratory to conduct review of the compliance with environmental laws and regulations by Xingfa. We believe Xingfa has established sufficient measures and systems to implement and comply with the requirements of such laws and regulations. We and Xingfa may incur additional costs to ensure compliance with environmental and worker safety and health protection requirements in the PRC.

•

Relations Between the US and China. At various times during recent years, the US and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. These controversies also could make it more difficult for us to provide our products to our customers in the US. The international trade policies of China and the US could adversely affect our business, and the imposition of trade sanctions and tariffs relating to imports, taxes, import duties and other charges on imports from China, including those applied specifically to our products, or the imposition of taxes, import duties or other charges on exports to the U.S. could increase our costs and affect our operating results negatively. The U.S. government currently has suspended the increases of tariffs from 7.5% to 25%, pending the results of US and China trade negotiations. Although the U.S. has started to review and remove the increased tariff previously imposed on certain items importing from China, which is not related to our products sold to the U.S. Starting in January 2021, we stopped absorbing tariffs cost for our U.S. customers.

•

Competition: In order to continue to compete effectively, we must maintain our reputation for innovation and high quality products and be flexible and innovative in responding to rapidly changing market demands. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines such as smart locksets. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the lockset industries.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are the results for the years ended December 31, 2022, 2021 and 2020, as set forth in the table below.

	For the years ended December 31,
	2022	2021	2020
Revenues	$12,158,102	$12,543,556	$11,219,559
Gross margin	18.1%	10.5%	14.1%
Net loss	$(1,655,903)	$(1,386,515)	$(1,015,348)
Inventory turnover (in days)	174	153	148
Accounts receivable turnover (in days)	41	27	22

We project our revenue based on purchase orders from our customers, the current principal driver of our business. Then, we will estimate the expected gross profit based on our in-house standard material and cost table in order to determine what our gross profit percentage should be. If there will be a downtrend trend of revenue, we will try to lower our costs such as direct labor. Normally, when there is no impact on logistics by COVID-19. raw materials and packaging consumables will be kept at a safe level that may sustain potential production needs for about two months. Potential production needs include quantities from purchase orders received and projected sales. Taking into account production time, inventory turnover and accounts receivable turnover and our cash position, we then project our working capital needs and also identify potential sales sources.

When we see declining trends from purchase orders received, we will start reviewing our material costs and expenses in order to mitigate the impact to our gross margin. Starting in 2018, we saw the number of purchase orders from customers declined because of the US-China tariff war. Before getting the final determination of the tariffs, we suffered a decrease of gross profit margin to 6.8% in 2018. In order to maintain product quality, we do not pay our labor based on production quantity. As a socially responsible organization, we did not lay off employees before the expiration of their employment contacts, but we reduced recruiting of unskilled labor since the beginning of 2019. Also, we reviewed the production processes of Xingfa and were able to decrease our raw material waste to the extent that product quality could be maintained. In 2021, outbreaks of various variants of COVID-19 further created negative impacts on global logistics. The number of purchase orders from our customers for 2022, 2021 and 2020 were basically similar. Units of product shipped during 2022 were approximately 2.4 million units (including approximately 0.2 million units of spare parts) comparing to approximately 2.8 million units (including approximately 0.2 million units of spare parts) in 2021 and approximately 2.5 million units (including approximately 0.1million units of spare parts) in 2020. Because of product mix shifted and change of combination of metal raw materials, our gross margin was up to 18.1% in 2022 from 10.5% in 2021 and 14.1% in 2020. In order to enhance gross margin, the management raised product unit sales price since the second half of 2021. In addition, we would not absorb certain increased tariff cost for our customers starting in January 2022.

Our inventory turnover days increased to approximately 174 days for year ended December 31, 2022 from 153 days and 148 days for the year ended December 31, 2021 and 2020. This was caused mainly by impact by COVID-19 related logistic disruption that delayed deliveries of raw materials, spare parts and finished products throughout 2022.

Starting in 2020, we are studying and hope to improve our sales mix, namely more ODM and more self-branded products, geographic market mix, namely the US, South-east Asia and China, cost structure and procurement options in order to further optimize our profit performance. We continue to promote higher value products to our customers in 2021 and 2022. Despite our efforts to optimize our product mix and cost structure, ports congestion in the U.S. and outbreaks of COVID-19 in China have impacted supply chain of our raw materials, products delivery and costs. As a result, we have stocked up to mitigate potential delays in deliveries to our customers that our inventory turnover in days was negatively affected. We believe that we can further reduce our cost of raw materials as we negotiate for volume rebates and enhance our gross margin as we optimize our product-mix to focus our marketing efforts on higher margin products. To better manage our gross margin in light of rising cost of raw materials, we leverage extensive product quality testing to identify alternative raw materials mix that is designed to lower our production costs. During the second half of 2021, we started to use stainless steel to partially substitute brass.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily of the results that may be expected for any future period.

For the years ended December 31, 2022 and 2021

	For the years ended
	December 31,			Change
	2022	2021	Change	%
	USD	USD	USD
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$12,158,102	$12,543,556	$(385,454)	(3.1)%
Cost of goods sold	(9,961,988)	(11,231,253)	1,269,265	(11.3)%
Gross profit	2,196,114	1,312,303	883,811	67.3%
Selling and marketing expenses	(105,473)	(150,152)	44,679	(29.8)%
General and administrative expenses	(4,208,197)	(2,902,040)	(1,306,157)	45.0%
Finance costs	(147,588)	(57,774)	(89,814)	155.5%
Loss from operations	(2,265,144)	(1,797,663)	(467,481)	26.0%
Total other income, net	609,241	411,148	198,093	48.2%
Loss before provision for income taxes	(1,655,903)	(1,386,515)	(269,388)	19.4%
Provision for income taxes	—	—	—	—%
Net loss	$(1,655,903)	$(1,386,515)	$(269,388)	19.4%

Loss per share - basic and diluted	$(0.11)	$(0.11)	$—	—%

Revenues

Our revenues from sales of door locksets slightly decreased by $385,454, or 3.1% for the year ended December 31, 2022 to $12,158,102 from $12,543,556 for the year ended December 31, 2021. The decrease was mainly due to decrease in units sold in 2022 as we raise the prices for our products. Our total number of products sold was approximately 2.4 million units (including approximately 0.2 million units of spare parts) for the year ended December 31, 2022 comparing to 2.8 million units (including approximately 0.2 million units of spare parts) for the year ended December 31, 2021.

Cost of Goods Sold and Gross Profit

Our cost of goods sold includes cost of raw materials (such as copper, iron and zinc alloy), direct labor (including wages and social security contributions), manufacturing overhead (such as packing materials, direct rental expense and utilities) and other taxes. As a small business with limited resources, we currently don’t have the ability to hedge our raw materials position, and we must monitor raw material price trends closely to manage our production needs.

Cost of goods sold was 81.9% and 89.5% of revenues for the years ended December 31, 2022 and 2021 respectively. The 11.3% decrease was mainly caused by new combination of meatal raw materials since the 2nd half of 2021.

As a result for the reasons discussed above, our gross margin increased to 18.1% in 2022 from 10.5% in 2021. The management’s actions taken to further lower our cost of goods sold even to offset external factors that caused increase of costs mainly due to COVID-19.

Our gross margin has been significantly impacted by the trade war that started in 2018. We believe that we can further reduce our cost of raw materials as we negotiate for volume rebates and enhance our gross margin as we optimize our product-mix to focus our marketing efforts on higher margin products and COVID-19 is gradually under control in the U.S. and globally. In order to enhance gross margin level, the management raised product unit sales price since second half of 2021. In addition, we have decided that we would not absorb certain increased tariff cost for our customers starting in January 2022.

Selling and marketing expenses

Major components of selling and marketing expenses are transportation, custom declarations, sales commissions. Selling and marketing expenses decreased by $44,679, or 29.8% to $105,473 for the year ended December 31, 2022 from $150,152 for the year ended December 31, 2021. The decrease was due mainly to reduction in business travelling and sales commissions.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for our accounting and administrative support personnel and executives as well as legal and professional fees, depreciation and amortization of non-production property and equipment. General and administrative expenses increased by $1,306,157, or 45.0%, to $4,208,197 for the year ended December 31, 2022 from $2,902,040 for the year ended December 31, 2021. This increase was due mainly to additional professional fees and depreciation and amortization of equipment.

Finance Costs

Finance costs increased $89,814, or 155.5%, to $147,588 for the year ended December 31, 2022 from $57,774 for the year ended December 31, 2021. The increase was mainly due to interest from short-term loan of $112,142 in year 2022. Also, the increased cost was partially offset by decrease in borrowing interests. During the years ended December 31, 2022 and 2021, interest expense related to bank borrowings was $26,836 and $48,910, respectively.

Loss before Provision for Income Taxes and Loss per Share

Loss before provision for income taxes increased $269,388 to $1,655,903 for the year ended December 31, 2022 from $1,386,515 for the years ended December 31, 2021.

For the years ended December 31, 2021 and 2020

	For the years ended
	December 31,			Change
	2021	2020	Change	%
	USD	USD	USD
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$12,543,556	$11,219,559	$1,323,997	11.8%
Cost of goods sold	(11,231,253)	(9,641,408)	1,589,845	16.5%
Gross profit	1,312,303	1,578,151	(265,848)	(16.8)%
Selling and marketing expenses	(150,152)	(169,111)	(18,959)	(11.2)%
General and administrative expenses	(2,902,040)	(2,417,289)	484,751	20.1%
Finance costs	(57,774)	(29,109)	28,665	98.5%
Loss from operations	(1,797,663)	(1,037,358)	760,305	73.3%
Total other income, net	411,148	22,010	389,138	1,768.0%
Loss before provision for income taxes	(1,386,515)	(1,015,348)	371,167	36.6%
Provision for income taxes	—	—	—	—%
Net loss	$(1,386,515)	$(1,015,348)	$371,167	36.6%

Loss per share - basic and diluted	$(0.11)	$(0.08)	$0.03	36.6%

Revenues

Our revenues from sales of door locksets increased by $1,323,997, or 11.8% for the year ended December 31, 2021 to $12,543,556 from $11,219,559 for the year ended December 31, 2020. The increase was mainly due to increase in quantity of products sold and sales price raises since July 2021. Our total number of products sold was approximately 2.8 million units (including approximately 0.2 million units of spare parts) for the year ended December 31, 2021 comparing to approximately 2.5 million units (including approximately 0.1million units of spare parts) for the year ended December 31, 2020.

Cost of Goods Sold and Gross Profit

Our cost of goods sold include cost of raw materials (such as copper, iron and zinc alloy), direct labor (including wages and social security contributions), manufacturing overhead (such as packing materials, direct rental expense and utilities) and other taxes. As a small business with limited resources, we currently don’t have the ability to hedge our raw materials position, and we must monitor raw material price trends closely to manage our production needs.

Cost of goods sold was 89.5% and 85.9% of revenues for the years ended December 31, 2021 and 2020 respectively. The 3.6% increase was mainly caused by inflation and increased price of raw materials in the 2nd half of 2021.

In additional, our product sold in 2021 included increased quantity of spare parts which contributed low profit margin. As a result for the reasons discussed above, our gross margin decreased to 10.5% in 2021 from 14.1% in 2020. The management’s actions taken to lower our cost of goods sold were offset by external factors that caused increase of costs which were mainly due to COVID-19.

Our gross margin has been significantly impacted by the trade war that started in 2018. We believe that we can further reduce our cost of raw materials as we negotiate for volume rebates and enhance our gross margin as we optimize our product-mix to focus our marketing efforts on higher margin products and COVID-19 is gradually under control in the U.S. and globally. In order to enhance gross margin level, the management raised product unit sales price since second half of 2021. In addition, we have decided that we would not absorb certain increased tariff cost for our customers starting in January 2022.

Selling and marketing expenses

Major components of selling and marketing expenses are transportation, custom declarations, sales commissions. Selling and marketing expenses decreased by $18,959, or 11.2% to $150,152 for the year ended December 31, 2021 as compared to $169,111 for the year ended December 31, 2020. The decrease was due mainly to reduction in sale commissions.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for our accounting and administrative support personnel and executives as well as legal and professional fees, depreciation and amortization of non-production property and equipment. General and administrative expenses increased by $484,751, or 20.1%, to $2,902,040 for the year ended December 31, 2021 as compared to $2,417,289 for the year ended December 31, 2020. This increase was due mainly to additional professional fees for our public offering.

Finance Costs

Finance costs increased $28,665, or 98.5%, to $57,774 for the year ended December 31, 2021 from $29,109 for the year ended December 31, 2020. The increase was due mainly to increased bank borrowings. The increased was insignificant because increased bank borrowing was charged at lower interest rate. During the years ended December 31, 2021 and 2020, interest expense related to bank borrowings was $48,910 and $19,632, respectively.

Loss before Provision for Income Taxes and Loss per Share

Loss before provision for income taxes increased $371,167 to $1,386,515 for the year ended December 31, 2021 from $1,015,348 for the years ended December 31, 2020.

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our subsidiaries in Hong Kong and China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Xingfa is permitted to pay dividends in accordance with PRC accounting standards and regulations. Under PRC law, Xingfa is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Additionally, Xingfa may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise expansion fund and staff bonus and welfare funds, at its discretion. Xingfa may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. However, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

Our cost structure is relatively fixed and our working capital requirements are generally influenced by our order backlog. We need substantial operating funds to pay for raw materials; maintain an appropriate level of work-in-process inventory; and keep the production facility open. To support our working capital needs, we maintain a credit facility with the Bank of China (Hong Kong) Limited for approximately $897,000 in 2021 compared to approximately $769,000 in 2020, which is guaranteed by our directors and their personal properties. In 2021, a shareholder and director forgave an advance of $717,948 ($153,846 in 2020) to the Company and treated as a shareholder contribution.

Our working capital was $14,201,841, $2,213,523 and $2,580,247 as of December 31, 2022, 2021 and 2020. Our cash and cash equivalents were $9,165,651, $131,129 and $302,440 as on December 31, 2022, 2021 and 2020, respectively. While our business has been negatively impacted by the tariffs and COVID-19 pandemic in all 2022, 2021 and 2020, we believe we are able to obtain sufficient operating funds from our existing shareholders, potential investors or extend Hong Kong government guaranteed low interest bank borrowing to operate our business.

On July 15, 2022, we closed our initial public offering, raising net proceeds of approximately $16.86 million after deducting underwriting commission and offering expenses. We believe that our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash, cash equivalents and restricted cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash, cash equivalents and restricted cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

Cash Flows

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the years end December 31,
	2022	2021	2020
	USD	USD	USD
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) operating activities	$(4,170,876)	$(1,038,967)	$(1,598,979)
Net cash (used in) investing activities	(4,181,724)	(9,758)	(221,760)
Net cash provided by financing activities	17,397,802	876,334	1,049,390
Effect of exchange rate on cash	(10,680)	1,080	3,910
Net decrease in cash	9,034,522	(171,311)	(767,439)
Cash and cash equivalents at beginning of year	131,129	302,440	1,069,879

Cash and cash equivalents at end of year	$9,165,651	$131,129	$302,440

Operating Activities

Net cash used in operating activities was $4,170,876 for the year ended December 31, 2022 and was primarily attributable to (i) the net loss of $1,655,903; (ii) a decrease in accounts payable of $1,631,595; (iii) an increase in accounts receivable of $697,873; (iv) a decrease of the advance from customers of $216,269; (v) an increase in prepayment of $180,974; (vi) a decrease in other payables and accruals of $960,292; (vii) a decrease in cash flow by other elements of $42,771; and being offset by (i) a decrease in other receivables of $268,621; (ii) non-cash item of $408,473 including $303,269 of depreciation and amortization, $105,204 of bad-debt being offset; (iii) decrease in inventory of $535,182; (iv) an increase in cash flow by other elements of $2,525.

Net cash used in operating activities was $1,038,967 for the year ended December 31, 2021 and was primarily attributable to (i) the net loss of $1,386,515; (ii) non-cash item of $259,122 of depreciation and amortization; (iii) an increase in accounts receivable of $199,392; (iv) an increase in inventory of $712,854; (v) an increase in prepayment of $140,151; (vi) an increase in other receivables of $134,161; (vii) an increase in accounts payable of $530,221; (viii) an increase in other payables and accruals of $545,903; (ix) an increase of the advance from customers of $222,633, and (x) a decrease in cash flow by other elements of $23,773.

Net cash used in operating activities was $1,598,979 for the year ended December 31, 2020 and was primarily attributable to (i) the net loss of $1,015,348; (ii) non-cash item of $265,689 of depreciation and amortization; (iii) an increase in accounts receivable of $76,582; (iv) an increase in inventory of $683,703; (v) an increase in prepayment of $98,682; (vi) an increase in other receivables of $78,269; (vii) an increase in accounts payable of $52,941; (viii) an increase in other payables and accruals of $101,254; and (ix) a decrease in cash flow by other elements of $66,279.

Investing Activities

Net cash used in investing activities was $4,181,724 for the year ended December 31, 2022 was primarily attributable to purchase of property and equipment for electroplating production.

Net cash used in investing activities was $9,758 for the year ended December 31, 2021 was primarily attributable to purchase of property and equipment.

Net cash used in investing activities was $221,760 for the year ended December 31, 2020 was primarily attributable to purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $17,397,802 for the year ended December 31, 2022 and was primarily attributable to proceeds from public offering of $18,048,369; offset by (i) payments of finance lease liability of $8,391, and (ii) repayment of bank borrowings of $642,176.

Net cash provided by financing activities was $876,334 for the year ended December 31, 2021 and was primarily attributable to (i) payments of finance lease liability of $32,954, offset by an increase of bank borrowings of $191,339 and (ii) cash proceeds from shareholder capital contribution of $717,949.

Net cash provided by financing activities was $1,049,390 for the year ended December 31, 2020 and was primarily attributable to (i) payments of finance lease liability of $31,976, offset by an increase of bank borrowings of $927,520 and cash proceeds from shareholder capital contribution of $153,846.

Capital Expenditures

We had capital expenditures of $4,181,724 and $9,758 for the years ended December 31, 2022 and 2021, respectively. Our capital expenditures were mainly used for purchases of production equipment and office equipment. We intend to fund our future capital expenditures with lease financing, if available, proceeds from our offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Bank Facility

On November 3, 2017, Kambo Locksets Limited obtained banking facilities from the Bank of China (Hong Kong) Limited pursuant to which it may borrow up to HK$ 6.0 million (approximately $0.8 million) for working capital purposes. On June 24, 2021, this banking facilities was increased to HK$ 7.0 million (approximately $0.9 million). The credit facility bears interest at 5.5% and it is personally guaranteed by Mr. Wynn Hui and Mr. Bong Lau (both major shareholders and directors of the Company). The credit facility does not have an expiration date and is collateralized by a property owned by Kambo Security Products Limited, a related party.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements.

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview --“Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

An accounting estimate is considered critical if it requires assumptions to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting estimates involve a higher degree of judgment and complexity in their application of assumptions.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates

Revenue recognition

The Company follows FASB ASC 606, Revenue from Contracts with Customers in accounting for its revenues. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize the allocated revenue when the company satisfies a performance obligation

The Company derives substantially all of its revenue from product sales, specifically sale of door locksets, locksets and related hardware to customers. Revenue from product sales is recognized when control passes to the customer, which generally occurs at a point in time when products are delivered FOB (freight on board). Revenue is recorded net of tariffs, VAT and discounts.

Leases

The Company follows FASB ASU 2016‑02, “Leases” (Topic 842) and measures the lease liability based on the present value of the lease payments discounted by the relevant borrowing rate and reduces the carrying value of the lease liability for lease payments made.

The Company accounts for all significant leases as either operating or finance leases. At lease inception, if the lease meets any of the following five criteria, the Company will classify it as a finance lease: (i) the lease transfers ownership of the underlying asset to the Company by the end of the lease term, (ii) the lease grants the Company an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Otherwise, the lease will be treated as an operating lease.

The Company’s accounting for finance leases, previously referred to as “capital leases” under prior guidance, remained substantially unchanged with the adoption of ASC 842. Finance leases are included in property and equipment, net and as current and non-current financing lease liabilities in the Company’s consolidated balance sheets.

For leases with a term of 12 months or less, the Company is permitted to and did make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. During the years ended December 31, 2022 and 2021, the Company recognized lease expense for such leases on a straight-line basis over the lease term.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC Section 740. The Company is subject to the tax laws of the PRC and Hong Kong (a special administrative region of PRC). The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the Cayman Islands or the British Virgin Islands.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the Company’s consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit of loss. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable income can be utilized with deferred tax liabilities and/or net operating loss carry forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. Tax returns filed for the years ended December 31, 2019 to 2022 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Bong Lau (Yu Bong Lau)	45	Chief Executive Officer, Chairman of the Board and Director
Frederick Wong (Ching Wan Wong)	56	Chief Financial Officer
Bun Lau (Yu Bun Lau)	43	Chief Operations Officer
Wynn Hui (Po Wang Hui)	72	Chief Technical Officer and Director
Errol Hui (Shun Hong Hui)	34	Vice President of Engineering
Tony Zhong (Wei Zhong)	40	Vice President of Finance
Monique Ho(1)(2)(3) (Ting Mei Ho)	48	Independent Director
Jochem Koehler(1)(2)(3)	58	Independent Director
Carina Chui(1)(2)(3) (Wan Yee Carina Chui)	44	Independent Director

(1)Member of audit committee.

(2)Member of compensation committee.

(3)Member of nominating and corporate governance committee.

Bong Lau, Chief Executive Office and Chairman of the Board of the Directors of the Company (the “Board”)

Mr. Bong Lau was appointed as a director of the Board on July 17, 2019 and Chairman of the Board on June 1, 2020. Mr. Lau joined the Company in 1999 and has over 20 years of extensive experience in managing door security hardware businesses. Mr. Lau also works well together with our large and small partners geographically to build solid distribution networks, implements marketing and business expansion strategies. He is primarily responsible for the overall sales strategy, distribution management and corporate strategies of the Company. In 1996, Mr. Lau studied in Civil Engineering at the University of Alberta for 2 years.

Frederick Wong, Chief Financial Officer

Mr. Wong was appointed as our Chief Financial Officer on June 1, 2020. He has almost 30 years of experience in accounting, internal control, financial control and capital markets. Mr. Wong has served as an independent director of Network CN Inc. (OTC PINK: NWCN) since January 1, 2022. He has served as compliance offer for China Finance Investment Holdings Limited (Stock Code: 0875.HK) from November 1, 2018 to May 31, 2020. Mr. Wong has also served as a member of the board of directors for On Real International Holdings Limited (Stock Code: 8245.HK) from March 31, 2016 to April 22, 2022, Top Standard Corp. (Stock Code: 8510.HK) since January 24, 2020, and Prime Intelligence Solutions Group Limited (Stock Code: 8379.HK) since June 17, 2022. From September 2017 to August 2018, Mr. Wong was the chief financial officer of O Media Limited, a Macau media company in gaming. He was a director of Network CN, Inc. (stock code: NWCN) in U.S.A. between September 2015 and July 2017, and the authorized representative and company secretary of China Oil Gangran Energy Group Holdings Limited (Stock Code: 8132.HK) from December 2015 to November 2016 and continued acting as the authorized representative until January 2017. Mr. Wong is a CPA of Hong Kong, CPA of Canada, CPA of Australia and fellow member of Hong Kong Institute of Taxation. Mr. Wong received a Bachelor of Business Administration from the Chinese University of Hong Kong in 1989, a Bachelor or Business from the University of Southern Queensland, Australia, in 1992 and studied EMBA courses offered by the Troy University (formerly known as Troy State University), Alabama, U.S. from 1999 to 2000.

Bun Lau, Chief Operating Officer

Mr. Bun Lau was appointed as the Chief Operating Officer of the Company on June 1, 2020 and he was a director of the Board from July 17, 2019 to May 24, 2022. Mr. Lau joined the Company in 2005 and has over 15 years of working experience in the door security hardware industry. Mr. Bun Lau is the brother of Mr. Bong Lau. Mr. Lau is primarily responsible for the business development and product sales strategy. He is also responsible for the corporate strategies of the Company and the overall administrative management process. Prior to joining the Company, he worked at Citic Ka Wah Bank and was responsible for reviewing credit limits, acceptable levels of risk, terms of payment and enforcement actions with customers from 2003 to 2004. Mr. Lau graduated from The University of Alberta in Canada majoring in Decision Information System and Management in 2003.

Wynn Hui, Chief Technology Officer and Director

Mr. Hui is one of the founders of the Company and he has been with the Company since 2009. He is also the Managing Director of Xingfa, our manufacturing factory in China. Wynn has over 50 years’ experience in factory production specialized in manufacturing plastic, metal and electronic products in the security hardware industry.

Errol Hui, Vice President of Engineering

Mr. Hui joined the Company in 2013. Mr. Hui is primarily responsible for the product development, product management and continuous enhancement of production management. He is also responsible for the corporate strategies of the Company. Mr. Hui graduated from The University of Manchester in U.K. majoring in Actuarial Science in 2011.

Tony Zhong, Vice President of Finance

Mr. Zhong joined the Company on February 1, 2020. Mr. Zhong has over 10 years of experience in accounting, internal control, financial control, SEC reporting and capital markets. Since 2011, Mr. Zhong has been the Vice President of Finance of Troops, Inc. (formerly known as SGOCO Group, Ltd. and NASDAQ: TROO). He was a Financial Manager of China Hydroelectric Corporation, from 2007 to 2011. Mr. Zhong started his career with KPMG in Beijing from 2005 to 2006. He received a Bachelor of Arts in Finance, Accounting and Management from Nottingham University, UK in 2005, and a Bachelor of Science in Applied Accounting from Oxford Brooks University, UK in 2015. Mr. Zhong is a Chartered Global Management Accountant, and was also admitted as a Fellow of the chartered institute of Management Accountants on December 21, 2018. Mr. Zhong was also admitted as a Fellow of the institute Public Accountant (Australia) and a Fellow of the Institute of Financial Accountants (UK) on October 22, 2020.

Monique Ho, Independent Director

Ms. Ho was appointed as a director of the Company on June 1, 2020. Ms. Ho is a marketing savvy director who has over 20 years of experience in media. She is the founder and Chief Executive Officer of Toppa Media Savvy Limited (TMS) that is listed on the Stock Exchange of Hong Kong under OOH Holdings Limited (Stock Code: 8091.HK) since 2018. Ms. Ho is also the co-founder of an online fashion media ztylez.com, established in 2017. In her early years after graduating with a Bachelor of Science Degree from California State University, Los Angeles in 1997, Ms. Ho was a junior Marketing Officer at Cable News Network (CNN) in CNN Asia Pacific Headquarter in Hong Kong from 1999 to 2000.

Jochem Koehler, Independent Director

Mr. Koehler was appointed as a director of the Company on June 1, 2020. Mr. Koehler has over 30 years of experience in global sourcing and supply chain operations with specific expertise in developing product commercialization, cost and margin optimization programs, efficient supply chains and sustainable global sourcing platforms and strategies. He worked as a senior director of global sourcing for MNS & Fortune 500 companies (UTC / PUMA / Dollar General) from 2000 to 2017. Since 2017, he is a director and partner of Tak Sang (Sze’s) Co Ltd and is a managing Partner of Oculas Virtual Manufacturing Limited sourcing for Fashion Brands. He studied Law & Economics at University of Frankfurt & Bayreuth and received the Bachelor of Arts degree in 1988.

Carina Chui, Independent Director

Ms. Chui was appointed as a director of the Company on June 1, 2020. Ms. Chui has over 16 years of finance and accounting experience from accounting, auditing and corporate financial management.  She has served as the chief financial officer of Numiracle Group Limited since January 1, 2014. She is a fellow member of the Hong Kong Institute of Certified Public Accountants (HKICPA) since 2013 and The American Institute of Certified Public Accountants (AICPA) since 2011. She received a Bachelor degree in Economics from University of California, Los Angeles in 2001 and an MBA from Hong Kong University of Science and Technology in 2014.

6.B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately $972,000 in cash to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

			Equity	All Other
Name/principal position	Year	Salary	Compensation	Compensation	Total Paid
Bong Lau/ CEO	2022	$204,526	$—	$—	$204,526
	2021	$204,526	$—	$—	$204,526

Frederick Wong / CFO	2022	$120,619	$—	$—	$120,619
	2021	$120,619	$—	$—	$120,619

Bun Lau / Chief Operating Officer	2022	$192,495	$—	$—	$192,495
	2021	$192,495	$—	$—	$192,495

Wynn Hui / Chief Technology Officer	2022	$192,495	$—	$—	$192,495
	2021	$192,495	$—	$—	$192,495

Errol Hui / Vice President of Engineering	2022	$90,232	$—	$—	$90,232
	2021	$90,232	$—	$—	$90,232

Tony Zhong / Vice President of Finance	2022	$78,402	$—	$—	$78,402
	2021	$78,402	$—	$—	$78,402

Monique Ho / independent director	2022	$24,000	$—	$—	$24,000
	2021	$24,000	$—	$—	$24,000

Jochem Koehler / independent director	2022	$24,000	$—	$—	$24,000
	2021	$24,000	$—	$—	$24,000

Kevin Wai / independent director*	2022	$9,548	$—	$—	$9,548
	2021	$24,000	$—	$—	$24,000

Carina Chui / independent director	2022	$36,000	$—	$—	$36,000
	2021	$36,000	$—	$—	$36,000

* Appointed independent director of the Company effective as of June 1, 2020 and resigned on May 24, 2022.

Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board or a committee designated by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason and such termination shall take effect 30 days after the receipt by Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his/her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him/herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

We have entered into director agreements with each of our independent directors which agreements set forth the terms and provisions of their engagement.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Share Incentive Plans

The Board of Directors of the Company approved and adopted Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan (the “Equity Plan”) on October 20, 2022, which was approved at the stockholders’ meeting on December 16, 2022. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 2,500,000 shares. No shares were issued as of December 31, 2022.

As of April 28, 2023, stock options to purchase 820,000 ordinary shares were granted and outstanding under the Equity Plan. The following paragraphs summarize the terms of the Equity Plan:

Administration. The Equity Plan requires that a committee of non-employee directors to administer the Equity Plan. Currently, our Compensation Committee, which we refer here as the Committee, administers the Equity Plan. Among other powers and duties, the Committee determines the employees who will be eligible to receive awards and establishes the terms and conditions of all awards. Unless prohibited by applicable law or the applicable rules of a stock exchange, the Committee may delegate its authority and administrative duties under the Equity Plan.

Shares Subject to the Equity Plan. The shares issuable under the Equity Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 2,500,000 shares. The Committee must equitably adjust awards and the number of shares available under the Equity Plan in the event of a recapitalization, stock split, stock dividend, extraordinary cash dividend, split-up, spin-off, reclassification, combination or other exchange of shares.

Types of Awards and Eligibility. The Equity Plan provides for five types of awards and they are: Stock Options, Stock Appreciation Rights (“SAR”), Unrestricted Stock, Restricted Stock and Restricted Stock Units (“RSU”). The Eligible Persons under the Equity Plan include Employees, Outside Directors, Consultants and New Hires of the Company or its subsidiaries, as selected by our Board or the designated committee thereof.

Vesting and Forfeiture. The Committee determines the time and conditions under which the award will vest or the period of time after which the restriction shall lapse as part of making an award. Vesting or the lapse of the period of restriction may, in the Committee’s discretion, be based solely upon continued employment or service for a specified period of time, or may be based upon the achievement of specific performance goals (individual, corporation or other basis), or both. Vesting means the time at which an option, SAR or RSU holder may exercise his or her award at the end of the period of restriction that applies to Restricted Stock. Vesting or lapse provisions need not be uniform among awards granted at the same time or to persons similarly situated. Vesting and lapse requirements will be set forth in the applicable award agreement. The Committee, in its discretion, may accelerate vesting of any award at any time. Unless otherwise determined by the Committee and included in the Participant’s Award Agreement, in the event that a Participant’s Service with the Corporation and all Related Corporations is terminated for any reason, all Awards held by the Participant which are unexercised or have not yet vested as of such date shall expire, terminate, and become unexercisable as of such termination date, provided, however, that if the Participant’s Service terminates for reasons other than Cause, all outstanding vested Options and SARs held by the Participant as of his or her termination date shall continue to be exercisable until the earlier of the expiration of their term or the date that is three months after such termination date..

Prohibition on Repricing. Except as required or permitted pursuant to a corporate transaction (including, without limitation, any recapitalization or reorganization), in no event will an Option or SAR be amended to reduce the exercise or base price or be canceled in exchange for cash, other awards or Options or SARs with an exercise price or base price less than the exercise price of the original Option or base price of the original SAR without shareholder approval.

Limits on Transfers of Awards/Beneficiary Designation. All awards are exercisable only by the participant during the participant’s lifetime, and are transferable only by will or by the laws of descent and distribution; provided, however, that the Committee may permit a transfer of an award, other than an Incentive Stock Option, to a family member of an individual, subject to such restrictions as the Committee may provide. Participants may designate a beneficiary or beneficiaries to receive their benefits under the Equity Plan if they die before receiving any or all of such benefit.

Amendment and Termination. Our Board of Directors may amend, suspend or terminate the Equity Plan, without consent of stockholders or participants, provided, however, that amendments must be submitted to the stockholders for approval if shareholder approval is required by applicable law, and any amendment or termination that may adversely affect the rights of participants with outstanding awards requires the consent of such participants. The Committee may amend any award agreement, provided the amendment is not to re-price or constructively re-price any award.

Term. The Equity Plan is effective immediately and will terminate on the earliest to occur of (i) the 10th anniversary of the Equity Plan’s effective date, or (ii) the date on which all shares available for issuance under the Equity Plan shall have been issued as fully-vested shares.

On February 22, 2023, (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock options to purchase 820,000 ordinary shares of the Company (the “Shares”) at an exercise price of $1.23 per share, pursuant to the Company’s 2022 Omnibus Equity Plan, to sixteen officers, directors and employees of the Company and its subsidiaries (the “Grantees”) The Grants vested immediately on the Grant Date and each of the Grantees also entered into a Stock Option Agreement with the Company on February 22, 2023. The options will expire five (5) years from the Grant Date and may be exercised by cashless exercise pursuant to the terms and conditions of the Stock Option Agreement. As of April 28, 2023, none has been exercised.

6.C. Board Practices

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and may be removed by the Board. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Our board of directors currently consists of 5 directors. We have established an audit committee, a compensation committee and a corporate governance and nominating committee. Each of the committees of the board of directors has the composition and responsibilities described below.

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of April 28, 2023.

Board Diversity Matrix (As of April 28, 2023)
Country of Principal Executive Offices:		Hong Kong, China
Foreign Private Issuer:		Yes
Disclosure Prohibited Under Home Country Law:		No
Total Number of Directors		5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			1
LGBTQ+			0
Did Not Disclose Demographic Background			0

Audit Committee

Ms. Carina Chui, Mr. Jochem Koehler and Ms. Monique Ho are members of our Audit Committee, where Ms. Carina Chui serves as the chairlady. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

•	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;
•	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;
•	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
•

review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

•	review and approve in advance any proposed related-party transactions and report to the full Board on any approved transactions; and
•

provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and make recommendations to the Board regarding corporate governance issues and policy decisions.

We have determined that Ms. Carina Chui possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Ms. Monique Ho, Mr. Jochem Koehler and Ms. Carina Chui are members of our Compensation Committee and Ms. Monique Ho is the chairlady. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted and approved a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee is responsible for, among other things:

●	To approve compensation principles that apply generally to Company employees;
●	To make recommendations to the board of directors with respect to incentive compensation plans and equity based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;
●	To administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;
●	To select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;
●	To annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;
●	To determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Nominating and Corporate Governance Committee

Ms. Carina Chui, Mr. Jochem Koehler and Ms. Monique Ho are members of our Nominating and Corporate Governance Committee and Mr. Jochem Koehler is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as “independent” under the current definition promulgated by Nasdaq. We have adopted a charter for the Nominating and Corporate Governance Committee. In accordance with its charter, the Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

The Nominating and Corporate Governance Committee is responsible for, among other things:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;
●	Make recommendations to the board of directors as to determinations of director independence;
●	Oversee the evaluation of the board of directors;
●	Make recommendations to the board of directors as to compensation for the Company’s directors; and
●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that Ms. Monique Ho, Mr. Jochem Koehler, and Ms. Carina Chui are “independent directors” as defined by NASDAQ.

6.D. Employees

As of December 31, 2022, we had a total of 374 employees. We had a total of 375 employees as of December 31, 2021. The following table sets forth the breakdown of our employees as of December 31, 2022 by function:

		Hong Kong
Department	Headcount	Headquarter	PRC Production
Management	11	7	4
Finance and accounting	7	4	3
Sales and Marketing	3	3	—
Purchasing	2	—	2
Warehouse	15	—	15
Production	315	—	315
Quality Control	2	—	2
Administration	15	4	11
Technical	4	—	4
Total	374	18*	356

*one vice president of finance based in Beijing.

As of December 31, 2022, 17 employees are based in Hong Kong, where our principal executive offices are located, one vice president of finance was based in Beijing, and the remaining employees were located in Dongguan, China.

As required by PRC regulations, Xingfa participates in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. Xingfa is required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government from time to time. As of the date of this report, we believe Xingfa has made employee benefit payments in material aspects. However, if Xingfa were found by the relevant authorities that it failed to make adequate payments, it may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

We understand that our success depends on our ability to attract, train and retain our employees. Therefore, as part of our human resources strategy, we offer employees competitive salaries, stock awards, performance-based cash bonuses and promotions, engagement activities, various welfare as well as other incentives. We design and provide training to our employees regularly in order to enhance their professional skills and foster their career development. We also recognize the importance of keeping our employees safe. In response to the COVID-19 pandemic, we implemented changes that we determined were in the best interest of our employees and have followed local government orders to prevent the spread of COVID-19.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 28, 2023 for:

●	each beneficial owner of 5% or more of our issued and outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The calculations in the table below are based on 18,060,000 ordinary shares issued and outstanding as of the date of April 28, 2023.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Intelligent Living Application Group Inc., Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, Tel: + (852) 2481 7938.

	Ordinary Shares	Beneficially Owned
	Number of Shares	Percentage of
	(including Share Options)	Shares
Directors and Executive Officers:
Bong Lau	2,540,000(1)	13.9%
Bun Lau	2,480,000(2)	13.6%
Wynn Hui	2,540,000(3)	13.9%
Frederick Wong	60,000(4)	*
Errol Hui	2,480,000(5)	13.6%
Tony Zhong	40,000(6)	*
Monique Ho	5,000(7)	*
Jochem Koehler	5,000(7)	*
Carina Chui	5,000(7)	*
5% or Greater Shareholders:
Bong Lau	2,340,000(1)	13.9%
Bun Lau	2,340,000(2)	13.6%
Wynn Hui	2,340,000(3)	13.9%
Errol Hui	2,340,000(5)	13.6%
All directors and executive officers as a group (9 individuals)	10,155,000	53.9%

(1)including 200,000 stock options exercisable since February 22, 2023.

(2) including 140,000 stock options exercisable since February 22, 2023.

(3)including 200,000 stock options exercisable since February 22, 2023.

(4)  including 60,000 stock options exercisable since February 22, 2023.

(5) including 140,000 stock options exercisable since February 22, 2023.

(6) including 40,000 stock options exercisable since February 22, 2023.

(7) including 50,000 stock options exercisable since February 22, 2023.

*less than 1%

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Employment Agreements, Director Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements, Director Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers —Share Incentive Plans.”

Other Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

In December 2020, Mr. Hui agreed to forgive the net advance of $153,846 to the Company. Shareholders and directors have approved the advances forgiven by Mr. Hui, which amounts have been recognized as a shareholder contribution. On June 30, 2021, Mr. Wynn Hui, Mr. Bong Lau and Mr. Bun Lau, three major shareholders, executive directors and officers of the Company forgave and waived their receivable owed by the subsidiaries of the Company for $461,538, which have been recognized as shareholders contribution. On December 31, 2021, Mr. Bun Lau, forgave and waived his receivable owed by the subsidiaries of the Company for $256,411, which have been recognized as shareholders contribution.

In 2018, the Company entered into a rental agreement with Kambo Security Products Limited for office space in Hong Kong. The rental agreement is renewed annually. Kambo Security Products Limited is owned by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau, major shareholders of ILA. Rent expense for the years ended December 31, 2022 and 2021 was approximately $54,100 and $54,100, respectively.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this Annual Report on 20-F, beginning on page F-1.

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

Dividends

We have not declared or paid cash dividends since the Company was incorporated in July 2019 in Cayman Island and we have no plan to declare or pay any dividends in the near future on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our Hong Kong and PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4.B. Business Overview—Regulations —Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

No Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “ILAG” The shares began trading on July 13, 2022 on the NASDAQ Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares have been listed on the Nasdaq Capital Market since July 13, 2022 under the symbol “ILAG”.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company limited by shares and our affairs are governed by our current memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

Our authorized share capital is $50,000 divided into 500,000,000 shares, consists of: (i) 450,000,000 Ordinary Shares, par value $0.0001 per share and (ii) 50,000,000 Preferred Shares, par value $0.0001 per share. As of April 27, 2023, 18,060,000 Ordinary Shares are issued and outstanding and no preferred share is issued or outstanding.

We incorporate by reference into this annual report our amended and restated memorandum and articles of association, which was filed as Exhibits 3.2 and 3.3 to our registration statement on Form F-1 (File Number 333-248684) initially filed with the Securities and Exchange Commission on September 9, 2020, as amended and declared effective on July 12, 2022. Our shareholders adopted our amended and restated memorandum and articles of association by way of a special resolution on July 16, 2021.

Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111.

According to clause 3 of our amended and restated memorandum of association (the “Memorandum”), subject to the provisions of the Memorandum, the objects for which the Company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. Dividends may be declared and paid out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Act. “Share premium account,” represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

No dividend shall bear interest against the Company.

Voting Rights. The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands every shareholder present in person or by proxy shall have one vote. On a poll every shareholder entitled to vote (in person or by proxy) and shall have one vote for each share for which he/she is the holder. A poll may be demanded by the chairman of such meeting or by any one or more shareholders who together hold not less than ten percent (10%) of the votes attached to the then issued share capital of the Company, present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting. A any general meeting of the Company, two (2) shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of the votes attached to the then issued share capital of the Company throughout the meeting shall form a quorum for all purposes. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares cast. Under Cayman Islands law, some matters, such as amending the memorandum and articles, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the memorandum and articles of association of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the shareholders of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such shareholders in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Shareholders as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. The liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Shareholders in specie or kind the whole or any part of the assets of the Company and whether or not the assets are of the same of different kinds.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at the Company’s option, or at the option of the holders of such shares are, subject to redemption on such terms and in such manner as it may, before the issuance of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose, out of share premium account or out of capital, provided the memorandum and articles authorize this and the company has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of ordinary shares will have no pre-emptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles, be modified or abrogated with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Transfer of Ordinary Shares. Subject to the restrictions contained in our current articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Nasdaq Rules, be suspended and the register closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

General Meeting of Shareholders. Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection to the public;

•	does not have to hold an annual general meeting;
•	may issue shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Preferred Shares

Each of the class or classes (however designated) as the board of directors may determine in accordance with these articles of association. Subject to the Companies Act (As Revised), any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder thereof, are to be redeemed or are liable to be redeemed on such terms and in such manner as the board of directors may in their absolute discretion determine.

In particular and without prejudice to the generality of the foregoing, the Board is empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

Currently there is no exchange control regulations in the Cayman Islands and Hong Kong applicable to us and shareholders.

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange” for exchange controls in China.

10.E. Taxation

The following summary of the material Cayman Islands, Hong Kong, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong, PRC and the United States. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

Under the law of the Cayman Islands as currently in effect, a holder of the securities who is not a resident of the Cayman Islands is not liable for Cayman Islands tax on dividends paid with respect to the securities and all holders of the securities are not liable to the Cayman Islands for tax on gains realized during that year on the sale or disposal of such ordinary shares. The Cayman Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the Companies Act.

There are no capital gains, gift or inheritance taxes levied by the Cayman Islands on companies incorporated under the Companies Act. In addition, shares of companies incorporated under the Companies Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands or between China and the Cayman Islands.

People’s Republic of China Taxation

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hing Fat Industrial Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Hong Kong Taxation

The taxation of income and capital gains of holders of ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ordinary shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ordinary shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1.3 per HK$1,000 or part thereof on the higher of the consideration for or the value of the ordinary shares, will be payable by the purchaser on every purchase and by the seller on every sale of ordinary shares (i.e., a total of HK$2.6 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable upon the transfer of ordinary shares outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of ordinary shares whose death occurs on or after February 11, 2006.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we hold will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in any offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated variable interest entity, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations.

We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. You may also visit us on the world wide web at http://www.i-l-a-g.com. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended December 31, 2022 and 2021.

Foreign currency translation and transaction

The Company’s reporting currency is the USD. The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”), and the functional currency of its PRC subsidiary is the Renminbi (the “RMB”). RMB is not freely convertible into foreign currencies for capital account transactions. The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-248684) in relation to the initial public offering of 5,060,000 ordinary shares of the Company. Our initial public offering closed on July 15, 2022. Network1 Financial Securities, Inc. was the representative of the underwriters for our initial public offering. We offered and sold 5,060,000 ordinary shares and received net proceeds of approximately $16.86 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on July 12, 2022. The total expenses incurred for our company’s account in connection with our initial public offering was approximately $3.38 million, which included approximately $1.52 million in underwriting discounts and commissions for the initial public offering and approximately $1.86 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of the date of this annual report, we have used some of net proceeds received from our initial public offering, including approximately $4.0 million to acquire an electroplating production line, approximately $3.9 million for in working capital and approximately $1.7 million for smart lock device and products research and development. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the material weaknesses described below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the US GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Carina Chui, Chairlady of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of our company. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File Number: 333-248684), as amended, initially filed with the SEC on September 9, 2020.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co., LLP, our independent registered public accounting firm, for the periods indicated.

	Year	Year
	Ended	Ended
	December 31,	December 31,
	2022	2021
Audit fees(1)	$273,000	$162,000
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
TOTAL	$273,000	$162,000
(1)

“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)

“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, or Nasdaq, we are subject to the Nasdaq corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-22.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1

Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

1.2

Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-269458), filed with the SEC on January 30, 2023)
2.2*	Description of Securities
4.1

Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.2

Share Exchange Agreement between the Registrant and shareholders of Intelligent Living Application Group Limited dated on April 8, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.3

Employment Agreement by and between the Registrant and Yu Bong Lau dated June 1, 2020 incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.4

Employment Agreement by and between the Registrant and Yu Bun Lau dated June 1, 2020 incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.5

Employment Agreement by and between the Registrant and Frederick Wong dated June 1, 2020 incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.6

Employment Agreement by and between the Registrant and Wynn Hui dated June 1, 2020 incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.7

Renewal of Employment Agreement by and between the Registrant and Yu Bong Lau in June 2021 incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.9

Renewal of Employment Agreement by and between the Registrant and Yu Bun Lau in June 2021 incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.10

Renewal of Employment Agreement by and between the Registrant and Frederik Wong in June 2021 incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.11

Renewal of Employment Agreement by and between the Registrant and Wynn Hui in June 2021 incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-9248684), as amended, initially filed with the SEC on September 9, 2020)

4.12

Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.13

Director Agreement by and between the Registrant and Carina Chui incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.14

Director Agreement by and between the Registrant and Monique Ho incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.15

Director Agreement by and between the Registrant and Jochem Koehler incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.16

Renewal of Employment Agreement by and between the Registrant and Yu Bong Lau in June 2022 incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.17

Renewal of Employment Agreement by and between the Registrant and Yu Bun Lau in June 2022 incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.18

Renewal of Employment Agreement by and between the Registrant and Frederik Wong in June 2022 incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.19

Renewal of Employment Agreement by and between the Registrant and Wynn Hui in June 2022 incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

4.20

Asset Purchase Agreement by and among Hing Fat Industrial Limited, Dongguan Xingfa Hardware Products Co., Ltd. and Hu Xiongjie dated October 12, 2022, incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on October 17, 2022

4.21*	Form of Stock Option Agreement
8.1*	List of Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Wei, Wei & Co., LLP
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT LIVING APPLICATION GROUP INC.

/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer and Chairman of the Board

Date: April 28, 2023

INTELLIGENT LIVING APPLICATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

INTELLIGENT LIVING APPLICATION GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Living Application Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intelligent Living Application Group Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

April 28, 2023

We have served as the Company’s auditor since 2019.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2021
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,165,651	$131,129
Accounts receivable	1,624,809	1,074,137
Inventories	4,472,487	5,058,044
Prepayments	487,703	306,725
Other receivables	265,127	557,103
Total current assets	16,015,777	7,127,138

NON-CURRENT ASSETS
Deposits	1,449	3,974
Property and equipment, net	5,134,566	1,365,036
Right-of-use assets, net	650,282	812,821
Total non-current assets	5,786,297	2,181,831

Total assets	$21,802,074	$9,308,969

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings - current	$201,222	$762,826
Accounts payable	396,628	1,898,976
Advance from customers	6,364	222,633
Other payables and accruals	677,972	1,581,899
Finance lease liabilities - current	—	8,391
Operating lease liabilities - current	531,750	438,890
Total current liabilities	1,813,936	4,913,615

NON-CURRENT LIABILITIES
Bank borrowings	417,795	498,367
Operating lease liabilities	118,532	416,701
Total non-current liabilities	536,327	915,068

Total liabilities	2,350,263	5,828,683

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; none issued and outstanding as of December 31, 2022 and 2021	$—	—
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 18,060,000 and 13,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	1,806	1,300
Additional paid-in capital	23,137,534	5,089,671
Deficit	(3,641,891)	(1,985,988)
Accumulated other comprehensive (loss) gain	(45,638)	375,303
Total shareholders’ equity	19,451,811	3,480,286

Total liabilities and shareholders’ equity	$21,802,074	$9,308,969

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2022	2021	2020
	USD	USD	USD
REVENUES	$12,158,102	$12,543,556	$11,219,559
COST OF GOODS SOLD	(9,961,988)	(11,231,253)	(9,641,408)
GROSS PROFIT	2,196,114	1,312,303	1,578,151

SELLING AND MARKETING EXPENSES	(105,473)	(150,152)	(169,111)
GENERAL AND ADMINISTRATIVE EXPENSES	(4,208,197)	(2,902,040)	(2,417,289)
FINANCE COSTS	(147,588)	(57,774)	(29,109)

LOSS FROM OPERATIONS	(2,265,144)	(1,797,663)	(1,037,358

OTHER INCOME (EXPENSES)
Interest income	27,928	199	251
Foreign exchange gain	125,480	9,318	(207,884)
Other income	455,833	401,631	229,643
Total other income, net	609,241	411,148	22,010

LOSS BEFORE PROVISION FOR INCOME TAXES	(1,655,903)	(1,386,515)	(1,015,348)

PROVISION FOR INCOME TAXES	—	—	—

NET LOSS	$(1,655,903)	$(1,386,515)	$(1,015,348)

COMPREHENSIVE LOSS
Net loss	$(1,655,903)	$(1,386,515)	$(1,015,348)
Foreign currency translation adjustments	(420,941)	52,289	573,697

COMPREHENSIVE LOSS	$(2,076,844)	$(1,334,226)	$(441,651)

Weighted average number of ordinary shares outstanding
Basic and diluted	15,342,849	13,000,000	13,000,000

LOSS PER SHARE - BASIC AND DILUTED	$(0.11)	$(0.11)	$(0.08)

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred shares		Common Stock				Accumulated
	Number		Number		Additional		Other
	of	Par	of	Par	Paid-in		Comprehensive
	Shares	Value	Shares	Value	Capital	Deficit	Gain (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, Janurary 1, 2020	—	$—	13,000,000	$1,300	$4,217,877	$415,875	$(250,683)	$4,384,369

Net loss	—	—	—	—	—	(1,015,348)	—	(1,015,348)
Shareholder contribution	—	—	—	—	153,846	—	—	153,846
Foreign currency translation adjustment	—	—	—	—	—	—	573,697	573,697
BALANCE, December 31, 2020	—	—	13,000,000	1,300	4,371,723	(599,473)	323,014	4,096,564
Net loss	—	—	—	—	—	(1,386,515)	—	(1,386,515)
Shareholder contribution	—	—	—	—	717,949	—	—	717,949
Foreign currency translation adjustment	—	—	—	—	—	—	52,289	52,289
BALANCE, December 31, 2021	—	$—	13,000,000	$1,300	$5,089,671	$(1,985,988)	$375,303	$3,480,286
Shares issued on initial public offering	—	—	5,060,000	506	18,047,863	—	—	18,048,369
Net loss	—	—	—	—	—	(1,655,903)	—	(1,655,903)
Shareholder contribution	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(420,941)	(420,941)
BALANCE, December 31, 2022	—	$—	18,060,000	$1,806	$23,137,534	$(3,641,891)	$(45,638)	$19,451,811

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2022	2021	2020
	USD	USD	USD
CASH FLOWS FROM OPFRATING ACTIVITIES:
Net loss	$(1,655,903)	$(1,386,515)	$(1,015,348)
Adjustments to reconcile net loss to cash (used in) operating activities:
Depreciation and amortization	303,269	259,122	265,689
Bad debt written-off	105,204	—	—
Change in operating assets and liabilities
Accounts receivable	(697,873)	(199,392)	(76,582)
Inventories	535,182	(712,854)	(683,703)
Prepayments	(180,974)	(140,151)	(98,682)
Deposits	2,525	13	—
Other receivables	268,621	(134,161)	(78,269)
Accounts payable	(1,631,595)	530,221	52,941
Advance from customers	(216,269)	222,633	(44,356)
Other payables and accruals	(960,292)	545,903	101,254
Taxes payable	—	—	(26,229)
Operating lease liabilities	(42,771)	(23,786)	4,306
Net cash (used in) operating activities	(4,170,876)	(1,038,967)	(1,598,979

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,181,724)	(9,758)	(221,760)
Net cash (used in) investing activities	(4,181,724)	(9,758)	(221,760)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of shares in IPO	18,048,369	—	—
Payments of principal finance lease	(8,391)	(32,954)	(31,976)
Proceeds from shareholder contribution	—	717,949	153,846
Proceeds from short-term loan	1,964,072	—	—
Repayments of short-term loan	(1,964,072)	—	—
Proceeds from bank borrowings	—	191,339	927,520
Repayments of bank borrowings	(642,176)	—	—
Net cash provided by financing activities	17,397,802	876,334	1,049,390

EFFECT OF EXCHANGE RATE ON CASH	(10,680)	1,080	3,910

NET INCREASE (DECREASE) IN CASH	9,034,522	(171,311)	(767,439)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	131,129	302,440	1,069,879

CASH AND CASH EQUIVALENTS AT END OF YEAR	$9,165,651	$131,129	302,440

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$208,565	$49,688	$21,392
Cash paid for income taxes	$—	$—	$—

OTHER NON-CASH TRANSACTIONS
Operating right-of-use assets recognized for related operating lease liabilities	$—	$—	$622,922

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

NOTE 1 - ORGANIZATION AND BUSINESS

Intelligent Living Application Group Inc. (“ILA”) and its consolidated subsidiaries (collectively referred to as the “Company”) are in the business of the manufacture and sale of door locksets. The Company sells its door locksets primarily to customers in the United States of America (“US”) and Canada; and also sells its locksets to customers in Macau and People’s Republic of China (“PRC”).

ILA is a holding company incorporated in the Cayman Islands on July 17, 2019, under the Cayman Islands Companies Act as an exempted company with limited liability. ILA has no substantive operations other than holding all of the outstanding share capital of Intelligent Living Application Group Limited (“ILA BVI”). ILA BVI was established under the laws of the British Virgin Islands on March 19, 2014; and it is also a holding company holding all of the outstanding equity of Kambo Hardware Limited, Kambo Locksets Limited, Bamberg (HK) Limited, Hing Fat Industrial Limited and Dongguan Xingfa Hardware Products Co., Ltd.

On July 15, 2022, the Company closed its initial public offering (“IPO”) of 5,060,000 ordinary shares, par value $0.0001 per share, priced at $4.00 per share. The aggregate gross proceeds from the IPO were $20.24 million, before deducting underwriting discounts and other related expenses. The ordinary shares of the Company began trading on the Nasdaq Capital Market on July 13, 2022 under the ticker symbol “ILAG.”

Intelligent Living Application Group Inc. (incorporated in Cayman Islands)
100%
Intelligent Living Application Group Limited (incorporated in BVI)
100%
100%
100%
100%
100%
Kambo Hardware Limited (incorporated in Hong Kong)
Kambo Locksets Limited (incorporated in Hong Kong)
Bamberg (HK) Limited (incorporated in Hong Kong)
Hing Fat Industrial Limited (incorporated in Hong Kong)
100%
(Mainland China)
Dongguan Xingfa Hardware Products Co., Ltd. (incorporated in Dongguan, PRC)

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Below is a summary of legal entities controlled by ILA after the reorganization.

	Date of	Place of
Legal Entity	incorporation	incorporation	Principal activities
Intelligent Living Application Group Inc.	July 17, 2019	Cayman Islands	Holding company

Intelligent Living Application Group Limited	March 19, 2014	British Virgin Islands	Holding company

Kambo Locksets Limited	March 26, 2014	Hong Kong, PRC	Sale of door locksets to US and Canadian market

Kambo Hardware Limited	February 25, 2015	Hong Kong, PRC	Sale of locksets and related hardware to other markets

Bamberg (HK) Limited	June 24, 2016	Hong Kong, PRC	Sale of self-branded door locksets

Hing Fat Industrial Limited	March 23, 2009	Hong Kong, PRC	Designs door locksets; holding company of Dongguan Xingfa

Dongguan Xingfa Hardware Products Co., Ltd.	August 6, 1993	The People Republic of China (the “PRC”)	Manufactures door locksets

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All subsidiaries are wholly-owned. All significant intercompany transactions and balances have been eliminated upon consolidation.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and financial liabilities which have been measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”).

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives and residual value of property and equipment. Actual results could differ from those estimates.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Foreign currency translation

The Company’s reporting currency is the USD. The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”), and the functional currency of its PRC subsidiary is the Renminbi (the “RMB”). Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive gain (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
December 31, 2022	HKD 7.80 to $1
December 31, 2021	HKD 7.80 to $1
December 31, 2020	HKD 7.80 to $1

Statement of operations and cash flow items:
For the year ended December 31, 2022	HKD 7.76 to $1
For the year ended December 31, 2021	HKD 7.76 to $1
For the year ended December 31, 2020	HKD 7.76 to $1

Translation of amounts from RMB into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
December 31, 2022	RMB 6.9646 to $1
December 31, 2021	RMB 6.3757 to $1
December 31, 2020	RMB 6.5249 to $1

Statement of operations and cash flow items:
For the year ended December 31, 2022	RMB 6.7279 to $1
For the year ended December 31, 2021	RMB 6.4533 to $1
For the year ended December 31, 2020	RMB 6.9004 to $1

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, which are not restricted as to use; and highly liquid investments that are readily convertible into known amounts of cash, which have a short maturity of generally within three months when acquired. As of December 31, 2022 and 2021, the Company did not have any cash equivalents. The Company maintains bank accounts in the PRC and Hong Kong.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents trade receivables from customers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. During the years ended December 31, 2022 and 2021, the Company had written-off uncollectible accounts receivable of $105,204 and nil, respectively. Management believes that the remaining accounts receivable are collectible.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Inventories

Inventories consist of raw materials, work-in-progress and finished goods. They are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the related net realizable value and will set up an allowance to write down the cost of inventories to its net realizable value, if it is lower than cost. As of December 31, 2022 and 2021, the Company determined that no allowance was necessary.

Other receivables

Other receivables primarily include receivables from employees related to social security benefits and VAT receivable. Management reviews the composition of other receivables and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2022 and 2021, the Company determined that no allowance was necessary.

Prepayments and deposits

Prepayments consisted mainly of prepaid taxes, prepaid insurance, and prepaid software license. Deposits, a non-current asset, are related to long term office rental. These amounts are refundable and bear no interest. Prepayments and deposits are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2022 and 2021, management believes that the Company’s prepayments and deposits are not impaired.

Property and equipment

Property and equipment are stated at cost net of accumulated depreciation, amortization and impairment, if necessary. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Category	Estimated useful life
Office equipment	5-10 years
Production equipment	5-10 years
Motor vehicles	5 years
Leasehold improvements	Over the shorter of remaining lease term or the estimated useful lives of the assets

Repairs and maintenance are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss).

Revenue recognition

The Company follows FASB ASC 606, Revenue from Contracts with Customers in accounting for its revenues. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize the allocated revenue when the company satisfies a performance obligation

The Company derives substantially all of its revenue from product sales, specifically sale of door locksets, locksets and related hardware to customers. Revenue from product sales is recognized when control passes to the customer, which generally occurs at a point in time when products are delivered FOB (freight on board). Revenue is recorded net of tariffs, VAT and discounts.

Cost of goods sold

Cost of goods sold consists primarily of the cost of raw materials (mainly brass, iron and zinc alloy), direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process, and related production costs from molding of raw materials to production of door locksets such as handles, panels and spindles, product assembly, quality control and packaging and shipping. Write-down of inventory, export tax rebates, if any, are also recorded in cost of goods sold. For the years ended December 31, 2022 and 2021, the Company received export tax rebates of approximately RMB 6,628,000 (approximately $985,000) and RMB 5,414,000 (approximately $839,000), respectively.

Other Income

Other income consists primarily of proceeds from sale of raw materials waste (mainly iron), and rental income from sublease of extra factory space.

Leases

The Company follows FASB ASU 2016-02, “Leases” (Topic 842) and measures the lease liability based on the present value of the lease payments discounted by the relevant borrowing rate and reduces the carrying value of the lease liability for lease payments made.

The Company accounts for all significant leases as either operating or finance leases. At lease inception, if the lease meets any of the following five criteria, the Company will classify it as a finance lease: (i) the lease transfers ownership of the underlying asset to the Company by the end of the lease term, (ii) the lease grants the Company an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Otherwise, the lease will be treated as an operating lease.

The Company’s accounting for finance leases, previously referred to as “capital leases” under prior guidance, remained substantially unchanged with the adoption of ASC 842. Finance leases are included in property and equipment, net and as current and non-current financing lease liabilities in the Company’s consolidated balance sheets.

For leases with a term of 12 months or less, the Company is permitted to and did make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. During the years ended December 31, 2022 and 2021, the Company recognized lease expense for such leases on a straight-line basis over the lease term.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Income taxes

The Company accounts for income taxes in accordance with FASB ASC Section 740. The Company is subject to the tax laws of the PRC and Hong Kong (a special administrative region of PRC). The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the Cayman Islands or the British Virgin Islands.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the Company’s consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit of loss. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable income can be utilized with deferred tax liabilities and/or net operating loss carry forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. Tax returns filed for the years ended December 31, 2019 to 2022 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

Value added tax

The Company is subject to value added tax (“VAT”) in the PRC. Revenue generated and purchases within the PRC from domestic suppliers are generally subject to VAT at the rate of 13% starting in April 2019, at the rate of 16% starting in May 2018 to March 2019 and at the rate of 17% in April 2018 and prior. Certain VAT is refundable after filing rebate applications. As of December 31, 2022 and 2021, the Company is entitled to receive a refund of approximately $200,000 and $495,000, respectively, which amounts are recorded in other receivables on the Company’s consolidated balance sheets.

Related parties

Parties are considered to be related to the Company if they, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its separate interests.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase or decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss included the net loss and foreign currency translation adjustments that are presented in the consolidated statements of operations and comprehensive loss.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and has determined that the Company has only one reportable segment. The Company operates and manages its business as a single segment.

The following table sets forth the Company’s revenue from customers by geographical areas based on the location of the customers:

	For the years ended
	December 31,
	2022	2021	2020
US	$11,717,347	$12,233,382	$10,957,047
Canada	440,755	310,174	225,857
Others	—	—	36,655
Total	12,158,102	$12,543,556	$11,219,559

The following table sets forth the Company’s property and equipment, for the purpose of geographical information:

	As of December 31,
	2022	2021
PRC	$4,966,262	$1,300,009
Hong Kong	168,304	65,027
Total	$5,134,566	$1,365,036

Earnings (loss) per share

In accordance with ASC 260, Earnings per Share, basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted income per share as their effects would be anti-dilutive.

Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the consolidated financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company believes that the adoption will not have a material impact on the Company’s consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Concentration of credit risk

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the years ended
	December 31,
	2022		2021		2020
Customer A	$5,654,248	46.5%	$6,833,866	54.5%	$6,008,167	53.6%
Customer B	1,871,116	15.4%	1,588,156	12.7%	3,055,958	27.2%
Customer C	1,586,681	13.1%	1,310,376	10.5%	—	—%
Customer D	1,306,755	10.7%	—	—%	—	—%
	$10,418,800	85.7%	$9,732,398	77.7%	$9,064,125	80.8%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of December 31,
	2022		2021
Customer A	$1,129,520	69.5%	$695,263	64.7%
Customer B	312,327	19.2%	193,935	18.1%
Customer C	182,853	11.3%	—%
	$1,624,700	100.0%	$889,198	82.8%

Supplier risk

The Company’s operations are dependent on a limited number of suppliers for its major raw materials. There can be no assurance that the Company will be able to secure the raw materials supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Company’s results of operations.

Details of the suppliers accounting for 10% or more of total purchases are as follows:

	As of December 31,
	2022		2021		2020
Supplier A	$1,453,212	21.7%	$1,701,515	19.9%	$1,440,512	20.4%
Supplier B	679,950	10.2%	1,407,690	16.5%	1,126,932	16.0%
	$2,133,162	31.9%	$3,109,205	36.4%	$2,567,444	36.4%

Details of the suppliers which accounted for 10% or more of accounts payable are as follows:

	As of December 31,
	2022		2021
Supplier A	$185,982	11.1%	$504,393	30.2%
Supplier B	—	—%	290,997	17.4%
Supplier C	—	—%	196,760	11.8%
	$185,982	11.1%	$992,150	59.4%

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMBs into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Company had $263,350 and $27,036 of cash and cash equivalents denominated in RMB as of December 31, 2022 and 2021, respectively.

Certain transactions of the Company are denominated in HKD which is different from the functional currency of the Company, and therefore the Company is exposed to foreign currency risk. As the HKD is currently pegged to the USD, management considers that there is no significant foreign currency risk arising from the Company’s monetary assets denominated in USD.

The Company currently does not have a foreign currency hedging policy. However, management monitors the Company’s foreign exchange exposure periodically and will consider hedging significant foreign exchange exposure should the need arise.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2022 and 2021 consisted of the following:

	As of December 31,
	2022	2021
Accounts receivable	$1,624,809	$1,074,137
Less: allowance for doubtful accounts	—	—
	$1,624,809	$1,074,137

As of December 31, 2022, 2021 and 2020, no allowance for doubtful accounts has been established as management believes that amounts outstanding are fully collectible.  During the year ended December 31, 2022, the Company had written-off uncollectible accounts receivable of $105,204. As the date of this report, the Company’s accounts receivable as of December 31, 2022 have been collected in full.

NOTE 4 - INVENTORIES

The composition of inventories are as follows:

	As of December 31,
	2022	2021
Raw materials	$35,270	$50,969
Work-in-progress	4,300,962	4,277,448
Finished goods	136,255	729,627
Total	$4,472,487	$5,058,044

During the years ended December 31, 2022, 2021 and 2020, there were no inventory reserves or inventory write offs.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

NOTE 5 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2022	2021
Office equipment	$187,234	$167,594
Production equipment	7,357,634	3,669,040
Motor vehicles	389,333	317,562
Leasehold improvements	95,539	71,525
Less: accumulated depreciation and amortization	(2,895,174)	(2,860,685)
Property and equipment, net	$5,134,566	$1,365,036

Total depreciation and amortization expenses were $303,269, $259,122 and $265,689 for the years ended December 31, 2022, 2021 and 2020, respectively. Included in property and equipment, net were assets under finance leases of $nil and $5,421 as of December 31, 2022 and 2021, respectively. The amount of related depreciation expense related to assets under finance leases was $nil and $5,421 for the years ended December 31, 2022 and 2021, respectively.

The increase in production equipment was mainly due to the acquisition of an integrated electroplating production line that  consisted of equipment, machinery, tanks, fixtures, and related flowlines located in Dongguan City, Guangdong, China on October 12, 2022 for approximately $4,000,000.

NOTE 6 - OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the followings:

	As of December 31,
	2022	2021
Accrued production cost	$309,956	$823,675
Accrued salary	161,761	572,303
Accrued social security benefits	105,155	90,983
Accrued utilities	25,817	58,331
Accrued business tax and others	75,283	36,607
Total	$677,972	$1,581,899

NOTE 7 - RELATED PARTY BALANCES AND TRANSACTIONS

In December 2020, Mr. Hui agreed to forgive the net advance of $153,846 to the Company. Shareholders and directors have approved the advances forgiven by Mr. Hui, which amounts have been recognized as a shareholder contribution. On June 30, 2021, Mr. Wynn Hui, Mr. Bong Lau and Mr. Bun Lau, three major shareholders, executive directors and officers of the Company forgave and waived their receivable owed by the subsidiaries of the Company for $461,538, which have been recognized as shareholders contribution. On December 31, 2021, Mr. Bun Lau, forgave and waived his receivable owed by the subsidiaries of the Company for $256,411, which have been recognized as shareholders contribution.

In 2018, the Company entered into a rental agreement with Kambo Security Products Limited for office space in Hong Kong. The rental agreement is renewed annually. Kambo Security Products Limited is owned by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau, major shareholders of ILA. Rent expense for the years ended December 31, 2022, 2021 and 2020 was approximately $54,100, $54,100 and $46,000, respectively.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

NOTE 8 - BANK BORROWINGS

On May 14, 2021, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum amount of HKD 1.0 million (approximately $0.1 million) for working capital purposes, with the term from June 14, 2021 to May 13, 2029, bearing interest at 2.75% per annum. Under the facilities, the Company borrowed HKD 1.0 million (approximately $0.1 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing June 14, 2021.

On October 8, 2020, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum amount of HKD 1.0 million (approximately $0.1 million) for working capital purposes, with the term from November 25, 2020 to November 24, 2028, bearing interest at 2.75% per annum. Under the facilities, the Company borrowed HKD 1.0 million ($0.1 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing December 25, 2020.

On April 28, 2020, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum amount of HKD 4.0 million (approximately $0.5 million) for working capital purposes, with the term from May 18, 2020 to May 17, 2028, bearing interest at 2.75% per annum. Under the facilities, the Company borrowed HKD 4.0 million ($0.5 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing June 18, 2020.

On November 3, 2017, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited pursuant to which the Company may borrow up to HKD 6.0 million (approximately $0.8 million) for working capital purposes. On June 24, 2021, this banking facilities was increased to HKD 7.0 million (approximately $0.9 million). The credit facility bears interest at 5.5% and it is personally guaranteed by Mr. Wynn Hui and Mr. Bong Lau (both major shareholders and directors of the Company). The credit facility does not have an expiration date and is collateralized by a property owned by Kambo Security Products Limited, a related party.

During the years ended December 31, 2022, 2021 and 2020, interest expense related to these credit facilities was $26,836, $48,910 and $19,632, respectively.

The following table represents the maturity of the Company’s bank borrowings as of December 31, 2022:

For the years ending December 31,	Amount
2023	$201,222
2024	83,522
2025	86,423
2026	89,385
2027	92,449
2028	58,479
2029	7,537
Total Bank Borrowings	$619,017

NOTE 9 - RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right-to-use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain or failure to exercise such option would result in an economic penalty.

The Company has the following operating leases:

•

Real estate leases for its manufacturing factory in the PRC (annual payment of approximately $371,000) that will expire on February 28, 2024 and various office parking facilities (annual payment of approximately $15,000) that will expire on April 30, 2024 and November 30, 2024, March 31, 2024.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

•

Office equipment lease (annual payment of approximately $4,400) that will expire on December 20, 2024, and various real estate leases for its office space in Hong Kong (annual payment of approximately $170,000) that will expire on December 31, 2023, June 15, 2024 and July 31, 2024, respectively.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

Upon adoption of ASU 2016-02, on January 1, 2019, the Company recognized lease liabilities of approximately $1.7 million, with corresponding right-of-use (“ROU”) assets of the same amount based on the present value of the future minimum rental payments of the lease, using an incremental borrowing rate of 4.75% to 5.63% based on the duration of the lease terms.

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2023	$552,162
2024	119,944
Total operating lease payments	672,106
Less: imputed interest	(21,824)
Present value of operating lease liabilities	$650,282

Operating lease expenses are allocated between the cost of revenues and selling, general, and administrative expenses. Total operating lease expenses were approximately $497,000, $408,000 and $323,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 10 - FINANCE LEASE LIABILITIES

Since 2017, the Company had a finance lease arrangement for a vehicle (annual payment of approximately $34,000) that expired on March 31, 2022. The financed lease asset is included in property and equipment, net.

Below are the Company’s finance lease liabilities:

	As of December 31,
	2022	2021
Current finance lease liabilities	$—	$8,391
Noncurrent finance lease liabilities	—	—
Total finance lease liabilities	$—	$8,391

Total interest expenses were $nil, $nil and $774 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 11 – EQUITY TRANSACTIONS

Preferred shares

On July 16, 2021, the Company amended its articles of association and authorized 50,000,000 preferred shares with a par value of $0.0001. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2022 and 2021.

Ordinary shares

On July 15, 2022, the Company closed its IPO of 5,060,000 ordinary shares priced at $4.00 per share.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

NOTE 12 - INCOME TAXES

Corporate income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiaries in the PRC and Hong Kong. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

The Company’s subsidiary incorporated in the British Virgin Islands is not subject to taxation.

Hong Kong

The Company’s Hong Kong subsidiaries, including Hing Fat Industrial Limited, Kambo Locksets Limited, Bamberg (HK) Limited and Kambo Hardware Limited, are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2022, 2021 and 2020. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

PRC

The Company’s PRC operating subsidiary, Dongguan Xingfa Hardware Products Co., Ltd, is governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax rate of 25% after appropriate tax adjustments. The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years, through 2027.

Loss before provision for income taxes consisted of:

	For the years ended
	December 31,
	2022	2021	2020
Cayman and BVI	$(138,363)	$(335,802)	$(560,587)
Hong Kong	(1,500,125)	(983,008)	(434,271)
PRC	(17,415)	(67,705)	(20,490)
Total	$(1,655,903)	$(1,386,515)	$(1,015,348)

The Company does not have any provision for income taxes for the years ended December 31, 2022, 2021 and 2020.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Significant components of deferred tax assets are as follows:

	As of December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$651,643	$399,768
Total deferred tax assets	651,643	399,768
Deferred tax liabilities:
Depreciation	(14,955)	(5,552)
Total deferred tax liabilities	(14,955)	(5,552)

Total deferred tax assets-net	636,688	394,216
Less: Valuation allowance	(636,688)	(394,216)
Deferred tax assets, net	$—	$—

Future tax benefits which may arise as a result of net operating loss carry-forward have not been recognized in the accompanying consolidated financial statements as their realization has not been determined likely to occur. As of December 31, 2022 and 2021, the Company believes it is more likely than not that its PRC and HK subsidiaries will be unable to fully utilize their deferred tax assets related to their net operating loss carry-forward in the PRC and Hong Kong. If the Company is unable to generate taxable income in its PRC and Hong Kong operations, it is more likely than not that it will not have sufficient income to recognize the net deferred tax assets. As a result, the Company provided a 100% valuation allowance on its net deferred tax assets of approximately $637,000 and $394,000 related to its operations in the PRC and Hong Kong as of December 31, 2022 and 2021, respectively. The valuation allowance increased by $242,472, $185,995 and $208,221 during the year ended December 31, 2022, 2021 and 2020, respectively.

Reconciliation of effective income tax rate is as follows:

	For the years ended
	December 31,
	2022	2021	2020
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax rate differential (HK)	(7.7)	(6.0)	(3.6)
Valuation allowance	(17.3)	(19.0)	(21.4)
Effective tax rate	—%	—%	—%

The Company does not have any taxes payable as of December 31, 2022 and 2021.

Uncertain tax position

There were no uncertain tax positions as of December 31, 2022 and 2021 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended December 31, 2022 and 2021, the Company did not incur any tax related interest or penalties.

NOTE 13 - SUBSEQUENT EVENTS

On February 22, 2023 (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock options to purchase 820,000 ordinary shares of the Company (the “Shares”) at an exercise price of $1.23 per share, pursuant to the Company’s 2022 Omnibus Equity Plan, to sixteen officers, directors and employees of the Company and its subsidiaries (the “Grantees”) The Grants vested immediately on the Grant Date and each of the Grantees also entered into a Stock Option Agreement with the Company on February 22, 2023. The options will expire five (5) years from the Grant Date and may be exercised by cashless exercise pursuant to the terms and conditions of the Stock Option Agreement. The total value of these option grants was approximately $819,000 which will be recognized on the Grant Date. As of April 28, 2023, no stock options have been exercised.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

NOTE 14 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (UNAUDITED)

The Company performed a test of its restricted net assets of the consolidated subsidiaries in accordance with the Securities and Exchange Commission’s Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information of the parent company.

The subsidiaries did not pay any dividends to the Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the separate condensed statement of financial position of the Company as “Investment in subsidiaries”.

ILA became the parent company of the Company as a result of the execution of the Share Exchange Agreement in April 2020. ILA is a holding company with no bank account, did not have any significant capital and other commitments, and did not have any long-term obligations, or guarantees as of December 31, 2022. ILA did not have any business activities during the year ended December 31, 2022.

The following is the parent company balance sheets:

	As of December 31,
	2022	2021
	USD	USD
	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Investment in subsidiaries	$1,403,442	$3,480,286
Other receivables from subsidiary	18,048,369	—
TOTAL ASSETS	$19,451,811	$3,480,286

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$—	$—

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; none issued and outstanding as of December 31, 2022 and 2021	—	—
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 18,060,000 and 13,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	1,806	1,300
Additional paid-in capital	18,919,658	871,795
Retained earnings	575,985	2,231,888
Accumulated other comprehensive (loss) gain	(45,638)	375,303
TOTAL SHAREHOLDERS’ EQUITY	19,451,811	3,480,286

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,451,811	$3,480,286

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

The following is the parent company statements of operations and comprehensive loss:

	For the Years Ended
	December 31,
	2022	2021	2020
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
EQUITY LOSS	$(1,538,363)	$(1,386,515)	$(1,015,348)

NET LOSS	$(1,538,363)	$(1,386,515)	$(1,015,348)

OTHER COMPREHENSIVE LOSS
Net loss	$(1,538,363)	$(1,386,515)	$(1,015,348)
Other comprehensive gain	(420,941)	52,289	573,697

TOTAL OTHER COMPREHENSIVE LOSS	$(1,959,304)	$(1,334,226)	$(441,651)