Form 20-F
period 2023-12-31
Intelligent Living Application Group Inc.
filed 2024-04-30
CIK 1814963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, there were 18,060,000 ordinary shares issued and outstanding, par value US$0.0001 per share.

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

Unless indicated otherwise, references to:

●	“Bamberg” are to Bamberg (HK) Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI; “China” or the “PRC” are to the People’s Republic of China；

●	“EIT” are to PRC enterprise income tax; “Hing Fat” are to Hing Fat Industrial Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI;

●	“Hong Kong” are to Hong Kong Special Administrative Region of the People’s Republic of China；

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong；

●	“Intelligent Living,” “we,” “us,” “our company,” “ILAG,” and “our” are to Intelligent Living Application Group Inc., a Cayman Islands exempted company with limited liability, and its subsidiary and consolidated entity;

●	“ILAG BVI” are to Intelligent Living Application Group Limited, a holding company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Intelligent Living Application Group Inc.;

●	“Kambo Hardware” are to Kambo Hardware Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI;

●	“Kambo Locksets” are to Kambo Locksets Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0001 per share;

●	“Preferred Share(s)” are to our preferred shares with a par value of US$0.0001 per share;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	Xingfa are to Dongguan Xingfa Hardware Products Co. Ltd., which was incorporated under the laws of China and is a wholly owned subsidiary of Hing Fat.

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

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations fluctuations in interest rates;

●	our expectations regarding demand for and market acceptance of our products and services;

●	projections of revenue, earnings, capital structure and other financial items;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry; and

●	general economic and business conditions in the markets in which we operate.

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

There are legal and operational risks associated with being based in and having all our operations in Hong Kong and China. The Chinese government recently took regulatory actions on certain U.S. listed Chinese companies and made statement that it will exert more oversight and control over offerings and listings by Chinese companies that are conducted overseas, such as those related to the use of variable interest entities and data security or anti-monopoly concerns. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 is considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; and (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. The New Overseas Listing Rules also stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this prospectus, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. We are headquartered in Hong Kong and our major operational activities are carried out in Hong Kong, our main places of business are located in Hong Kong, and none of the senior managers in charge of operation and management of the Company is Chinese citizen or domiciled in China. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Also, all the senior managers in charge of business operation and management of the Company and its manufacturing subsidiary in China are non- Chinese citizens and do not have regular domicile in China, the main location of the business operations or business activities of the Company are in Hong Kong instead of mainland China and our manufacturing subsidiary in China only supplies its products to its affiliates in Hong Kong and does not sell them in mainland China. According to the advice by our Chinese legal counsel Guangdong Wesley Law Firm, we believe the New Overseas Listing Rules by CSRC do not apply to the Company. The Company owns 100% equity interest of all its subsidiaries including the manufacturing subsidiary in China and does not have a VIE structure. Our subsidiary in China manufactures and sells locksets to its affiliate in Hong Kong and is not a cyberspace operator with personal information of more than 1 million users or activities that affect or may affect national security and it does not have documents and materials which may adversely affect national security or public interests. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business. If there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as mainland Chinese companies. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Company’s auditor is headquartered in the U.S. and it is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022, and Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection on a regular basis.

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

Intelligent Living Application Group Inc. (“ILAG”) is incorporated in Cayman Islands as a holding company with no actual operations and it currently conducts its business through its subsidiaries in Hong Kong and China. There has been no cash flows and transfers of other assets between the holding company and its subsidiaries, other than that as of December 31, 2022, Kimbo Locksets and Intelligent Living Application Group Limited (BVI), both wholly owned subsidiaries of ILAG have paid approximately $1,671,000 for expenses related to the public offering of ILAG as intercompany loans and not as the dividend payment or distribution. During 2023, ILAG BVI has paid approximately $972,000 for general and administration expenses as intercompany loans and not as the dividend payment or distribution. None of our subsidiaries has made any dividend payment or distribution to our holding company as of the date this report and they have no plans to make any distribution or dividend payment to the holding company in the near future. Neither the Company nor any of its subsidiaries has made any dividends or distributions to U.S. investors as of the date of this report.

At operational level, Xingfa has sold products with markups to Hing Fat, in the amount of approximately $6.54 million and $11.56 million for the year ended December 31, 2023 and 2022, respectively. Hing Fat has sold products with markups to Kambo Locksets in the amount of approximately $6.31 million and $11.01 million for the year ended December 31, 2023 and 2022, respectively. Hing Fat has made payment to Xingfa approximately $6.45 million and $12.12 million for the year ended December 31, 2023 and 2022, respectively. Kambo Locksets has made payment to Hing Fat for approximately $5.47 million and $12.14 million for the years ended December 31, 2023 and 2022, respectively.

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

Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended December 31, 2023, 2022 and 2021 and the selected consolidated balance sheets data as of December 31, 2023 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2021 have been derived from our audited consolidated balance sheet as of December 31, 2021, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

	December 31, 2023	December 31, 2022
Current assets	$12,102,160	$16,015,777
Total non-current assets	$6,181,698	$5,786,297
Total assets	$18,283,858	$21,802,074
Total current liabilities	$1,390,963	$1,813,936
Total non-current liabilities	$490,502	$536,327

	For the years ended December 31,
	2023	2022	2021
Revenue	$6,443,357	$12,158,102	$12,543,556
Operating expenses	$4,527,090	$4,461,258	$3,109,966
Net loss	$(3,501,518)	$(1,655,903)	$(1,386,515)

	For the years ended December 31,
	2023	2022	2021
Net cash used in operating activities	$(3,163,187)	$(4,170,876)	$(1,038,967)
Net cash used in investing activities	$(1,360,274)	$(4,181,724)	$(9,758)
Net cash provided by (used in) financing activities	$(154,976)	$17,397,802	$876,334
Net increase (decrease) in cash	$(4,681,921)	$9,034,522	$(171,311)

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

Risks Related to Our Business

●

We face risks related to health epidemics and other outbreaks, including the coronavirus (COVID-19), which has caused and may continue to cause business disruptions, resulting in a material adverse impact to our financial condition and results of operations.

●	We may not be able to successfully introduce smart lock and security and internet of things (IoT) products that are in research and development.

●	We incurred net losses for the year ended December 31, 2023 and the past two years and may not be able to generate sufficient operating cash flows and working capital from operation. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●	Fluctuations in the price, availability or quality of raw materials used in our products could cause manufacturing delays, adversely affecting our ability to provide goods to our customers or increase costs, any of which could decrease our sales or earnings.

●	Xingfa may experience material disruptions to its manufacturing operations in China that could result in material delays, quality control issues, increased costs and loss of business opportunities, which may negatively impact our sales and financial results.

●	Changes in U.S. trade policies could significantly reduce the volume of export goods into the United States, which may materially reduce our profit margin and our sales in the United States.

●	Environmental regulations impose substantial costs and limitations on our operations and violation of environmental regulations might subject us to fines, penalties or suspension of production which could have material negative impact on our financial results.

●	We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.

●	We do not have any business insurance coverage.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

●	Any change of regulations and rules by Chinese government, including the limitations on usage of power, additional environmental protection requirements, moving technology in and out of the PRC or restriction on cash transfer out of PRC, may intervene or influence our operations in China at any time and any additional control over offerings conducted overseas and/or foreign investment in issuers with Chinese operations could result in a material change in our business operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to Doing Business in Hong Kong

●	It will be difficult to acquire jurisdiction and enforce liabilities against us, our officers, directors and assets based in Hong Kong and China.

●	The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us.

●	We cannot foresee the recently passed legislation of Basis Law Article 23 (Safeguarding National Security Ordinance) will create any legal impact on us, our business, our officers, our directors and assets based in Hong Kong and China. However, we cannot predict if our customers in the US may have special prospectus in doing business with us.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

In addition, please see “Risk Factors” below, and other information included in this report, for a discussion of these and other risks and uncertainties that we face.

Risks Related to Our Business

We face risks related to health epidemics and other outbreaks, including the coronavirus (COVID-19), which has caused and may continue to cause business disruptions, resulting in a material, adverse impact to our financial condition and results of operations.

In recent years, there have been outbreaks of epidemics in various countries. The recent outbreak of COVID-19 has spread throughout the world, especially in China, the United States and Europe. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S. Our results of operations were materially adversely affected by the outbreak of COVID-19.

In 2022, there were outbreaks of the Omicron variant of the COVID-19 in Hong Kong where our headquarters are located and other cities in China, including Shenzhen, Shanghai, Guangzhou, Taiyuan, Changchun as well as Dongguan city where Xingfa is located, and travel restrictions, mandatory COVID-19 tests, quarantine requirements and/or temporary closure of office buildings and facilities were imposed by local governments. China eased the strict lockdown procedures in early December 2022, which led to surge in COVID infections in December 2022 and January 2023 and caused disruption our business operations as our migrant workers from other provinces in the manufacturing factory had to leave and go home early for the new year holidays and did not come back until March 2023. Although our operations have resumed to normal, we cautiously prepare for the government authorities may issue new orders of office closure, travel and transportation restrictions in China if there is any new variants or resurgence of the COVID-19, which will have material negative impact to our business and financial conditions.

In general, our business could be materially adversely affected by the effects of epidemics or pandemic, including, but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, or other outbreaks. In response to an epidemic or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down businesses, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from a severe condition may cause business disruptions, resulting in a material, adverse impact to our financial condition and results of operations.

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

We may not be able to successfully introduce smart lock and security and internet of things (IoT) products that are current in research and development.

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

Our future success depends, in large part, on our ability to implement our growth strategy, including expanding distribution and improving placement of our products in the stores of our retail customers, attracting new consumers to our brands, introducing new products and product line extensions and expanding into new markets. Our ability to implement this growth strategy depends, among other things, on our ability to:

●	enter into distribution and other strategic arrangements with current and new retailers and other potential distributors of our products;

●	continue to effectively compete in our distribution channels;

●	increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;

●	create and maintain brand loyalty;

●	develop new products and product line extensions that appeal to consumers;

●	maintain and, to the extent necessary, improve our high standards for product quality, safety and integrity;

●	maintain sources for the required supply of quality raw materials and ingredients to meet our growing demand; and

●	identify and successfully enter and market our products in new geographic areas and market segments.

We may not be able to successfully implement our growth strategy and may need to change our strategy from time to time. If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

We incurred net losses for the year ended December 31, 2023 and the past two years and may not be able to generate sufficient operating cash flows and working capital from operation. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We incurred net losses of $3,501,518, $1,655,903 and $1,386,515 for the years ended December 31, 2023, 2022 and 2021, respectively. As a result, we have generated negative cash flows from operating activities of approximately $3.2 million, $4.1million and approximately $1.0 million for the years ended December 31, 2023, 2022 and 2021. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. We completed our public offering with net proceeds of approximately $16.86 million in July 2022. We believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

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

We rely primarily upon our manufacturing facilities of Xingfa, which is located in Shatian Town, Dongguan City, Guangdong Province, China, to produce our products. While we seek to operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and negatively impact our financial results. Our manufacturing facilities, or any of our machines, could cease operations unexpectedly due to a number of events, including: prolonged power failures; equipment failures; disruptions in the transportation infrastructure including roads, bridges, railroad tracks; fires, floods, earthquakes, health epidemics, acts of war, or other catastrophes, which could also pose a risk to injury or damage to personnel, the property of others, which in turn could lead to considerable financial costs and may also have negative legal consequences. Our future growth strategy may include an expansion of our manufacturing capacity to meet increasing demand for our existing products. Any projects undertaken by us to increase such capacity may not be constructed on the anticipated timetable or within budget. We may also experience quality control issues as we implement these manufacturing upgrades and ramp up production. Any such material disruption may prevent us from shipping our products on a timely basis, reduce our sales and market share and negatively impact our financial results.

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

The U.S. administration and members of Congress have made public statements indicating possible significant changes in U.S. trade policy and have taken certain actions that have impacted the U.S. and China trade relationship, including imposing tariffs on certain goods imported into the United States from China. The increase of tariffs for products made in China has triggered retaliatory actions from China, resulting in “trade wars” and increased costs for goods imported into the United States, which have and may continue to reduce customer demand for our products if the importers who pay for those tariffs add such tariff amounts to their selling prices. We have reduced our sales price and profit margin to absorb some of the tariffs, however, importers may still reduce their orders. Such reductions have caused and may continue to materially and adversely affect our sales, profit margin and our business. Although the U.S. has started to review and remove the increased tariff previously imposed on certain items importing from China, it has not impacted our products sold to the U.S. and if we can’t establish new manufacturing facilities outside of China, continue to reduce our production costs and/or develop new products to attract customers who are willing to pay higher prices, our business and profits will be materially and adversely affected.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. For the years ended December 31, 2023 and 2022, four customers accounted for 88.2% and 85.7% of our revenues, respectively. In addition, our five largest customers in aggregate accounted for approximately 92% and 91% of our revenues for the years ended December 31, 2023 and 2022, respectively. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for our products by these customers in the end-user marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any of our three largest customers terminates the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

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

Our operating results, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one period are not necessarily an indication of future performance. Fluctuations in results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our financial results include:

●	our ability to attract new customers and retain existing customers;

●	changes in our mix of products and introduction of new products;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	Increase the cost of raw materials and/or labor;

●	our decision to manage order volume growth during the period;

●	the impact of competitors or competitive products;

●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●	changes in the legal or regulatory environment or proceedings, including enforcement by government regulators, fines, orders or consent decrees;

●	increase of tariffs, general economic, industry and market conditions, including changes in Chinese, U.S. or global business or macroeconomic conditions;

●	the timing of expenses related to the development or acquisition of technologies or businesses; and

●	the additional costs related to being a public company.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract quality customers depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Our efforts to promote our sales and to build our brand have caused us to incur selling and marketing expenses in the amount of approximately $60,000, $105,000 and approximately $150,000 for the years ended December 31, 2023, 2022 and 2021, respectively. Our COO has taken a marketing trip recently to promote our products in the US for new and potential customers. Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our product offerings;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

We currently lease all of the properties we use to operate our business. Our headquarters are located in Hong Kong comprising office premises of approximately 300 m2. Our production facilities are located in Dongguan, Guangdong Province of China, where Xingfa leases a total floor area of approximately 17,560 m2. The lease terms on these premises expire on February 28, 2026. In October 2022, Xingfa acquired an electroplating production line which is on a 2,033 m2 floor area premise in an environmental protection industrial park in Dongguan, which is specially approved for infrastructures such as electroplating and other high pollution productions. The lease term on this premise expires on October 31, 2026. If we are unable to renew these leases on favorable terms, or at all, we would be required to find new leased space, which space may be more expensive to lease than our current facilities. Also, the lease may be terminated early due to unexpected change of land usage by the local government.

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

Xingfa uses a variety of chemicals and produce significant emissions and powder dust in our lockset manufacturing operations. The stamping and casting machines in the manufacturing facility create high decibel noise. As such, Xingfa is subject to various national and local environmental laws, occupational safety and health (“OSH”) laws and regulations in China concerning issues such as air emissions, wastewater discharge, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. For example, in April 2018, Xingfa was ordered by Dongguan Environmental Protection Bureau to pay a fine of RMB100,000 (approximately $15,000) for failure to meet the air emission requirement, which Xingfa has paid and corrected the non-compliance emission. While we believe that Xingfa’s facilities are in material compliance with all applicable environmental and OSH laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated. If Xingfa fails to comply with the environmental regulations, it could face fines, penalties and our production facility-y(-ies) operations might be suspended until we comply, which could have material negative impact on our operation and financial results.

In addition to our core production facility, we acquire an electroplating production line. It is a result of polluted water drainage requirements are more stringent. This pushes cost of electroplating increase. As a result, we acquired a licensed production line. However, we may expose to sudden change in environmental regulations to require additional remediation costs for the electroplating production line, which would have material negative impact to our operation and financial results.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending December 31, 2023, the first fiscal year beginning after our initial public offering. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, after we cease to be an “emerging growth company,” a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

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

While the Chinese economy has experienced significant growth over the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Since the outbreak of COVID-19, China’s economic growth has slowed down significantly, and the recovery has been slow. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and materially and adversely affect our business and results of operations.

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

Currently, to our knowledge, all our 5% or more shareholders are not PRC citizens or residents, however, we cannot assure you whether our other shareholders or beneficial owners will include the PRC residents or entities in the future and whether they will comply with, and make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulations— Regulations of People’s Republic of China —Employee Stock Incentive Plan.”

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

Our auditor, Wei, Wei & Co., LLP, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2022 and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The new rules provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; and (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. Although we are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens and most of our revenues and profits are generated by our subsidiaries in Hong Kong, it is not certain whether we might be determined by CSRC as a Chinese entity under New Overseas Listing Rules which will require us to file the offering related documents with CSRC.

On December 28, 2021, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. In addition, CIIOs and Online Platform Operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office, if they plan to conduct listings in foreign countries. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”. Cyber Data Security Measure (Draft) provides that data processors shall apply for Cybersecurity Review for certain events, such as the merger, restructuring, division of an internet platform operator that holds a large amount of data relating to national security, economic development or public interests which affects or may affect the national security; overseas listing of a data processor that processes personal data for more than one million individuals; Hong Kong listing of a data processor that affects or may affect national security; other data processing activities that affect or may affect the national security. Although we are not an CIIO or an Online Platform Operator as defined in the Review Measures and do not process personal data for more than one million individuals under Cyber Data Security Measure (Draft), it is not certain whether any future regulations will impose restrictions on the business that we are currently engaging in China, which is manufacturing lockset. As of the date of this report, we have not received any notice from any authorities identifying us as a CIIO, Online Platform Operator or requiring us to undertake a cybersecurity review by the CAC.

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

Furthermore, the PRC government authorities may adopt new rules and regulations and impose additional limitations or restrictions on us based on the industry that we operate in, for example, the “dual control of energy consumption” policy to control the total power consumption and efficiency which has caused disruptions to Xingfa’s production schedule in 2021, or more stringent environmental protection requirements for air emissions, wastewater treatment and solid waste management and disposal which could restrict or limit our operations and expose us to liability and penalties for non-compliance. The new rules or regulations may also impose additional restrictions on us for moving technology in and out of the PRC or restriction on our cash transfer out of PRC from current accounts. Such new rules or actions taken by the PRC government authorities may intervene or influence our operations at any time, which may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of our securities.

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

Any social unrest in Hong Kong may affect our business and financial results.

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems.” However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong. In particular, in 2019 and 2020, there has been a series of large demonstrations in Hong Kong that has adversely affected the business volume and operations of local businesses, airports and public transportation systems. On July 14, 2020, the President of U.S. signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. Hong Kong’s position and reputation as an international financial and trade center may be further damaged, and our business may be materially and adversely affected.

We may be affected by the recently effect by the Basic Law Article 23: Safeguarding National Security Ordinance

On March 23, 2024, the Basic Law Article 23: Safeguarding National Security Ordinance was effect. We have accessed the content and believe our business operation in Hong Kong will not be adversely affected. However, we cannot assure our customers in US may have different point of view and this would in turn adversely affect the sales orders from our US customers.

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

Risks Related to Our Ordinary Shares

Risks Relating to Our Shares

We may fail to meet continued listing requirements on the NASDAQ Capital Market

On October 19, 2023, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days, the Company no longer meets the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Marketplace Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). On April 17, 2024, the Company received a written notification from the NASDAQ Stock Market Listing Qualifications Staff (the “Staff”) indicating that the Company has been granted an additional 180 calendar day period or until October 14, 2024, to regain compliance with the $1.00 minimum closing bid price requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Listing Rule (the “Minimum Bid Price Requirement”).

NASDAQ’s determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market, with the exception of the bid price requirement, and the Company’s written notice to NASDAQ of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this additional time period the closing bid price of the Company’s security is at least $1.00 per share for a minimum of 10 consecutive business days, NASDAQ will provide written confirmation of compliance and this matter will be closed. If compliance cannot be demonstrated by October 14, 2024, Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal the Staff’s determination to a Hearings Panel (the “Panel”) of NASDAQ.

This notification from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares, which will continue to trade on the Nasdaq Capital Market under the symbol “ILAG”. The Company will monitor the closing bid price of its ordinary shares and will consider various options to regain compliance before October 14, 2024.

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

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in the international lockset, hardware and real estate markets;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other lockset and hardware companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates among RMB, HK dollar and the U.S. dollar; and

●	general economic, health or political conditions in Hong Kong, China and worldwide.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. On June 23, 2023, the Company has notified Nasdaq that it will follow its home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees; and Rule 5635(d) of the Rules requires shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). We will comply with other corporate governance requirements of the Nasdaq Listing Rules. However, we may consider following home country practice in lieu of additional requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

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

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures to become a public company. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

We do not believe we are a “controlled company” as defined under the NASDAQ Stock Market Rules. However, in the event that four of our principal shareholders, Mr. Bong Lau, Mr. Bun Lau, Mr. Wynn Hui and Mr. Errol Hui, who beneficially own more than 50% of our issued and outstanding ordinary shares, decide to act as a group, we may be deemed to be a “controlled company”. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors; an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

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

We sell our products mainly to the US and Canada (“North America”) through one of our Hong Kong registered subsidiaries Kambo Locksets. Another Hong Kong registered subsidiary, Kambo Hardware, targets and distributes locksets and related hardware to countries other than the North America market and serves our customers in the Asian countries including Thailand and Australia.

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

●	We restructured our corporate organization in 2009 and incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to manage the door lockset manufacturing activities of Xingfa and to conduct research and development.

●	On March 26, 2014, Kambo Locksets Limited (“Kambo Locksets”) was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products in North America market and became our subsidiary as a result of reorganization.

●	On February 25, 2015, Kambo Hardware Limited (“Kambo Hardware”) was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North America.

●	Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com.

●	On July 17, 2019, the Company issued 500,000,000 ordinary shares to its shareholders. On August 14, 2019, these shareholders surrendered an aggregate of 499,990,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s initial public offering.

●	A reorganization of the Company’s legal entity structure was completed in April 2020. The reorganization involved the incorporation of ILAG in July 2019 and execution of the Share Exchange Agreement between ILAG and ILA BVI in April 2020 (the “Share Exchange Agreement”) whereby ILAG took control of ILA BVI and its wholly owned subsidiaries by acquiring all the outstanding shares of ILA BVI with ordinary shares of ILAG. Pursuant to the Share Exchange Agreement, ILAG and ILA BVI exchanged 2,550,000 shares of ILA BVI for 12,990,000 ordinary shares of ILAG. This transaction was treated as a recapitalization of the Company and the financial statements give retroactive effect to this transaction.

●	On July 16, 2021, the Board of Directors and Shareholders of the Company approved the Amended and Restated Memorandum and Articles of Association of the Company and our authorized share capital currently is $50,000 divided into 500,000,000 shares, comprising of (i) 450,000,000 ordinary shares, par value of $0.0001 each; and (ii) 50,000,000 preferred shares, par value of $0.0001 each.

●	On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and were incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of British Virgin Islands.

●	Through Intelligent Living Application Group Limited in BVI, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg, and through Hing Fat, we own 100% of the equity interest in Xingfa.

The Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries and VIE of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Intelligent Living Application Group Inc.	July 2019	Cayman Islands	100	Holding company
Intelligent Living Application Group Limited	March 2014	BVI	100	Intermediate holding company
Kambo Locksets Limited	March 2014	Hong Kong	100	Trading company
Kambo Hardware Limited	February 2015	Hong Kong	100	Trading company
Bamberg (HK) Limited	June 2016	Hong Kong	100	Sales of self branded products
Hing Fat Industrial Limited	March 2009	Hong Kong	100	Holding Company
Dongguan Xingfa Hardware Products Co. Ltd.	August 1993	PRC	100	Manufacturing

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

On October 12, 2022 (the “Effective Date”), Hing Fat Industrial Limited and Dongguan Xingfa Hardware Products Co., Ltd. (“Buyer”) entered into an Asset Purchase Agreement (the “Agreement”) with Hu Xiongjie, a citizen of Singapore (the “Seller”), pursuant to which the Seller agreed to sell to the Buyer an electroplating production line, including but not limited to equipment, machinery, tanks, fixtures, flowlines, improvements and mixed property located in Dongguan City, Guangdong, China (the “Asset”) for an aggregate purchase price (the “Purchase Price”) of $4,500,000 in cash. The Seller’s clientele details, books, accounting records and liabilities are excluded from this transaction. Pursuant to the Agreement, Buyer shall pay a refundable deposit of $2,000,000 on Effective Date and Buyer shall check operational conditions and access the value of the Asset at current market rate within ten (10) days of the Effective Date, and if Buyer accepts the Purchase Price, an intermediate payment of $1,000,000 shall be then paid. Upon closing, Buyer shall pay Seller an additional amount of $1,000,000. A residual of $500,000 shall be held by the Buyer for one (1) year from closing date as quality guarantee for possible tax liabilities, defects or required repair(s) of the Asset. The balance of Purchase Price shall be paid after deduction of costs of repairment related to unidentified defects or problems with the Asset at transfer date. As of the date of this report, the Buyer has paid all $4,500,000 to the Seller.

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

B. Business Overview

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

To meet increasing consumer needs for smart locks and smart home products, Hing Fat been researching and developing smart locks in the past couple years. Hing Fat has been working on smart locks functions, communication protocols, available designs and have internally worked out a general solution plan including mechanical and electronic parts but still need to further develop the software related parts for such locks which we need external help. Most of our research and development on smart locks have been done internally by our technician and engineers, except that Hing Fat hired outside services for approximately $25,000 in 2017. Because of tariff war and outbreak of COVID-19, we did not further progress on the software for our smart locks until early 2023. Since then, we have reinitiated the process to develop devices and software applications for our smart locks and expect to have first smart lock product by the end of 2024.

Currently, approximately 99% of our revenues are from products sold to the US market, and the remaining products are sold to Canadian market. We build our distribution network by working together with our large and small business partners in different geographic areas to sell our products. More information about geographical penetration of our revenues can be found in “Segment reporting in Note 2 of Notes to the Consolidated Financial Statements”.

Our Products

We produce various ODM indoor and outdoor locksets mainly for importers, builders and the construction market in the USA. Since 2016, we market our self-branded products, Bamberg, in South-east Asia. In addition, we are selling our self-branded products through reputable online shops.

●	Locksets functions

Mechanical locksets are mechanical devices which secure an opening by keeping a door closed until a release mechanism is activated. It can be a lever, knob, key, thumb-turn or button. Mechanical locksets are very common on exterior/interior doors in residential and multi-family applications. There are several types of mechanical locksets, and the most common functions for mechanical locksets are as follows:

●	Deadbolts – are used for front doors and doors which may require an additional security from a deadbolt, combined in a lockset with one of the functions above. It can be locked by a thumb-turn from the inside or by a key from the outside.

●	Entry locksets – are used for bedrooms, front doors, and back doors. It can be locked by a thumb-turn from the inside or by a key from the outside.

●	Privacy locksets – are used for restrooms or dressing rooms. It can be locked from the inside with a thumb turn for privacy, and it can be unlocked from the outside using a tool, a screwdriver for example, rather than a key.

●	Passage locksets – are used where doors do not need to lock. There is no key and no lock function.

●	Storeroom locks – are used for storerooms. It should always be locked from the outside and a key is used to open the door. When the key is removed, the door is locked from the outside again. There is no lock/unlock the door from the inside.

Our Customized Keying Options

One of our value propositions is the ability to customize the keys for our door locksets based on specific customer requests. Below is a summary of our various professional custom-made keying options applicable to our products:

●	Types of Keying Options

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

●	Keyed Different (KD)

Each cylinder is keyed different. It means that each lock is operated by a unique key. A key used at one door cannot be used to open other doors.

●	Keyed Alike (KA)

Each cylinder is keyed alike. It means that every lock can be opened by the same key. This is useful in an area where a limited number of keys is required, such as a residential unit area with storage closets or common rooms that only need one key combination.

●	Master Keyed (MK)

Each cylinder has its own individual key which cannot open other locksets in the system and all locksets in the system can be opened by one master key. A master keyed system is useful where someone requires a higher level of access authority, such as the building owner.

●	Construction Keyed (CK)

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

Our Suppliers

In past years, our primary raw materials are brass, iron and zinc alloy. We started to use stainless steel to partially substitute brass from second half of 2021. And we managed to replace substantial usage of brass with stainless steel in 2023. Raw materials by weight of our locksets basing on bill of materials and actual weighting, approximately 50% are iron, approximately 38% are zinc alloy, approximately 1% are brass and 11% are stainless steel for the year ended December 31, 2023, while approximately 49% are iron, approximately 40% are zinc alloy, approximately 6% are brass, and 5% are stainless steel for the same period of 2022. We don’t have long term purchase contracts with our suppliers but only purchase via orders. For procurement purpose, management will get master quote from at least two suppliers for every three (3) months. Management will bargain purchase price by taking into account price trends of brass, iron, zinc alloy, and stainless steel commodity and quantity volume discount. Xingfa has purchased approximately 11 tonnes brass, 490 tonnes iron, 373 tonnes zinc alloy and 103 tonnes stainless steel for the year ended December 31, 2023, while 88 tonnes brass, 697 tonnes iron, 569 tonnes zinc alloy, and 63 tonnes stainless steel for the year ended December 31, 2022.

Xingfa purchased iron from five Chinese suppliers in Guangdong province in year 2023.

Xingfa purchased zinc alloy from two suppliers. One supplier ships zinc alloy from Shanghai and Dongguan while one Hong Kong supplier ships them from Shenzhen in 2023.

Xingfa purchased brass from various subsidiaries of two suppliers in Dongguan and Shanghai in 2023.

Xingfa purchased stainless steel from four suppliers in Guangdong province in 2023.

We have business relationships with our iron, zinc alloy and brass suppliers for over 5 years. Some of them are public companies or subsidiaries of public companies listed on Shanghai, Shenzhen or Hong Kong Stock Exchanges and the supplies and availabilities of our raw materials have never been an issued for us in the past. Also, all of our primary raw materials are general commercial commodities. For 2023, total global production of: (i) brass is approximately 22 million tonnes; (ii) iron is approximately 2.5 billion tonnes and (iii) zinc alloy is approximately 12.4 million tonnes; (iii) stainless steel is approximately 60 million tonnes. (source: ResearchAndMarkets.com) There are numbers of suppliers in China of our raw materials. Therefore, even our existing suppliers may be temporarily short in inventory, we can place purchase order to other suppliers without difficulty and price premium.

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

Mechanical lockset companies have been consolidating in the last decade (see table: Competitive Landscaping, below). Sizable multinational companies keep expanding by acquiring or merging with other lockset companies. Currently, the major player in the world is ASSA Abloy AB (ASSA B: STO), a Swedish conglomerate that sells cover products and services ranging from locks, doors, gates and entrance automation, which owns brands such as Abloy, Yale Mul-T-Lock and Medeco. Other well-known brands including Kwikset by the Hardware and Home Improvement (HHI), division of ASSA ABLOY (STO: AAY.ST), Schlage by Allegion PLC (NYSE: ALLE), Defiant by Home Depot (NYSE: HD), and Delaney Hardware in Cumming, USA. The PRC market is fragmented because various international lockset standards are all applicable in China. Thus, various brands of locksets all compete in PRC which makes the Chinese lockset market highly competitive.

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

We have launched research in smart locks functions, communication protocols, available designs and suppliers of electronic parts in the market as a part of our R & D process of smart lock products. Our in-depth knowledge in lockset mechanics makes it easier for us to enter into smart locks market by incorporating relevant electronic parts into our locksets after we develop the software system. We expect to launch our first smart lock product by the end of 2024. In additional, our long relationship with our customers makes it quicker for us to introduce new products including future smart locks to the market.

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

Domain Name. Domain names are protected under the Administrative Measures for the Internet Domain Names of the PRC promulgated by the Ministry of Industry and Information Technology of the PRC effective on December 20, 2004 and the Administrative Measures for Internet Domain Names promulgated by Ministry of Industry and Information Technology (“MIIT”), effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

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

C. Organizational structure

Below is the Company’s corporate structure chart as of the date of this report.

D. Property, Plants and Equipment

Our headquarter and sales office in Hong Kong are operating in an approximately 300m2 office located in an industrial building. The office is leased from a related company, Kambo Security Products Limited. Kambo Security Products Limited is owned by Mr. Yu Bong Lau (Bong), Mr. Bun Lau, Mr. Wynn Hui and Mr. Po Ching Hui, brother of Mr. Wynn Hui. The rent paid to Kambo Security Products Limited is determined according to the market value of similar property quotes from a Hong Kong property agent. We most recently renewed the lease of the property starting from January 1, 2024 for a term of one year, with annual rent of HK$576,000 (approximately US$74,000).

Our manufacturing facility is operated under our WFOE named Dongguan Xingfa Hardware Products Co., Ltd. (“Xingfa”), which is equipped with different types of machines in a 17,560 m2 production facility which is able to produce about 6,000,000 locksets per annum. Xingfa leases 15,810 m2 of land use rights for our factory from March 1, 2024 to February 28, 2026 from Dongguan Shatian Town Hengliu Equity Economic Union, a third party, with annual rent of approximately RMB 3,748,000 (approximately US$529,000).

We have acquired an electroplating production line located at 5/F., Tower A, Shun Hang Environment Projection Industrial Park, Shatian Town, Dongguan, Guangdong. The lease for the factory that the production line is from April 1, 2023 to September 30, 2026 with Dongguan Shun Hang Metal Productions Company Limited, a third party, with annual rent of approximately RMB 660,000 (approximately US$93,000).

Currently, we mainly lease the following properties to conduct our business:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong	Kambo Security Products Limited	Approx. $74,000	December 31, 2024	Head Quarter Office
No. 43, Min Tian Main Street, Shatian Town, Dongguan, Guangdong, PRC	Dongguan Shatian Town Hengliu Equity Economic Union	Approx. $529,000	February 28, 2026	Production Plant and Office
5/F., Tower A, Shun Hang Environment Projection Industrial Park, Shatian Twon, Dongguan, Guangdong, PRC	Dongguan Shun Hang Metal Productions Company Limited	Approx. $93,000	September 30, 2026	Production Plant

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Starting in 2000, we offer products that comply with the American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus in producing mechanical locksets - including locksets for outdoors (such as main entrances and gates) and indoors which raised our competitiveness. To maintain our growth, our products are beyond a simple lockset for security purposes, we offer a wide range of Original Design Manufacturer (“ODM”) door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors.

Currently, approximately 99% of our revenues are from products sold to the US market, and the remaining products are sold to Canadian market. We build our distribution network by working together with our large and small business partners in different geographic areas to sell our products. More information about geographical penetration of our revenues can be found in “Segment reporting in Note 2 of Notes to the Consolidated Financial Statements”.

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

●	We restructured our corporate organization in 2009 and incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to manage the door lockset manufacturing activities of Xingfa and to conduct research and development.

●	On March 26, 2014, Kambo Locksets Limited was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products in North America market and became our subsidiary as a result of reorganization.

●	On February 25, 2015, Kambo Hardware Limited was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North America.

●	Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com

●	On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and were incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of British Virgin Islands.

●	On July 17, 2019, the Company issued 500,000,000 ordinary shares to its shareholders. On August 14, 2019, these shareholders surrendered an aggregate of 499,990,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s initial public offering.

●	A reorganization of the Company’s legal entity structure was completed in April 2020. The reorganization involved the incorporation of ILAG in July 2019 and execution of the Share Exchange Agreement between ILAG and ILA BVI in April 2020 (the “Share Exchange Agreement”) whereby ILAG took control of ILA BVI and its wholly owned subsidiaries by acquiring all the outstanding shares of ILA BVI with ordinary shares of ILAG. Pursuant to the Share Exchange Agreement, ILAG and ILA BVI exchanged 2,550,000 shares of ILA BVI for 12,990,000 ordinary shares of ILAG. This transaction was treated as a recapitalization of the Company and the financial statements give retroactive effect to this transaction.

●	On July 16, 2021, the Board of Directors and Shareholders of the Company approved the Amended and Restated Memorandum and Articles of Association of the Company and our authorized share capital currently is $50,000 divided into 500,000,000 shares, comprising of (i) 450,000,000 ordinary shares, par value of $0.0001 each; and (ii) 50,000,000 preferred shares, par value of $0.0001 each. The Company originally issued 500,000,000 ordinary shares on July 17, 2019. On August 14, 2019, all of existing shareholders of the Company agreed to surrender an aggregate of 499,990,000 ordinary shares to the Company at no consideration.

●	Through Intelligent Living Application Group Limited in BVI, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg, and through Hing Fat, we own 100% of the equity interest in Xingfa.

Until 2018, we have maintained a profitable business with steady growth in our revenues and earnings. In 2018, we experienced the sudden impact caused by the tariff war between the US and China that resulted in a decrease in or suspension of orders in late 2018 and first half of 2019. Our sales orders from our customers in the US have stabilized and recovered since the middle of 2019 as the market digested information about the tariff war. However, our factory was temporarily closed in early 2020 and the supply chain and logistic for raw materials and delivery of finished products were disrupted because of COVID-19. In 2022, there were outbreaks of the Omicron variant of the COVID-19 in Hong Kong and many other cities in China, including Shenzhen, Shanghai, Guangzhou, Taiyuan, Changchun as well as Dongguan city where Xingfa is located, and travel restrictions, mandatory COVID-19 tests, quarantine requirements and/or temporary closure of office buildings and facilities were imposed by local governments. China eased the strict lockdown procedures in early December 2022, which led to surge in COVID infections in December 2022 and January 2023 and caused disruption our business operations as our migrant workers from other provinces in the manufacturing factory had to leave and go home early for the new year holidays and did not come back until March 2023. Our recovery from COVID-19 pandemic was negatively impacted high interest rate which has caused a slowdown in real estate market in US, from which we generate most of our revenues. Our revenues were approximately $6.4 million and $12.2 million for the years ended December 31, 2023 and 2022, respectively.

We deployed alternative pricing strategies to alleviate the negative impact from COVID-19 and higher tariffs as we raised our unit product selling price in July 2021. Due to the price increase, slow recovery from COVID-19 and the high interest rate in the US, our revenues decreased by approximately $5.7 million or 47% for the year ended December 31, 2023 comparing to the same period of 2022. Our gross margin decreased to 9.8% for the year ended December 31, 2023 from 18.1% of the same period in 2022. If the idle capacity impact was removed, our profit margin decreased to 15.2% in 2023. The decrease in margin during 2023 was mainly due to the increase of labor costs and raw materials such as zinc alloy and iron.

During 2021, three major shareholders and executive directors of the Company forgave and waived their receivable owed by the subsidiaries of the Company for $717,949 ($153,846 in 2020) which have been recognized as shareholders contribution. We renegotiated bank borrowings with lower interest rate to sustain our operation cash needs. Our bank borrowing outstanding as of December 31, 2023 was approximately $0.1 million as compared to approximately $0.6 million as of December 31, 2022. Selling and marketing expenses decreased to $59,841 in 2023 from $105,473 for the same period in 2022, Our general and administrative expenses increased to approximately $4.4 million for the year ended December 31, 2023 from approximately $4.2 million for the same period of 2022 because of increase in compensation to directors and executive officers and professional fees as a public company. Finance costs were decreased to $26,935 for the year ended December 31, 2023 from $147,588 for the same period in 2022. The combination of all above factors, along with decrease in other income and increase of provision for income tax, have resulted in an increase of our net loss of $1,845,615 to $3,501,518 for the year ended December 31, 2023 from $1,655,903 for the year ended December 31, 2022.

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

	For the years ended December 31,
	2023		2022		2021
Customer A	$1,786,656	27.5%	$5,654,248	46.5%	$6,833,866	54.5%
Customer B	888,595	13.7%	1,871,116	15.4%	1,588,156	12.7%
Customer C	1,723,506	26.5%	1,586,681	13.1%	1,310,376	10.5%
Customer D	1,332,746	20.5%	1,306,755	10.7%	—	—%
	$5,731,503	88.2%	$10,418,800	85.7%	$9,732,398	77.7%

The following table sets forth the Company’s revenues from customers by geographical areas based on the location of the customers:

	For the years ended December 31,
	2023	2022	2021
US	$6,364,773	$11,717,347	$12,233,382
Canada	78,584	440,755	310,174
Total	$6,443,357	$12,158,102	$12,543,556

Our gross margin was approximately 6.8% due to the tariff war between US and China started in 2018. To mitigate the impact of tariff war, we have launched a series of procurement actions to reduce the costs, and we managed to gradually improve our gross margins, which was 9.8% for 2023, 18.1% for 2022 and 10.5% for 2021. In addition, once market demands resume to normal along with our continuous efforts in expanding product selections and varieties, better procurement of raw materials, ability to improve production efficiency, attracting new customers and initiatives to reduce our overhead costs, we hope to return to profitability. As the permit for electro-plating production is more stringently regulated in China, in 2022, we acquired an electro-plating production line in an industrial park near our Xingfa factory to reduce outsourced electro-plating costs. However, the interest increment cycle and delayed economic recovery have made our customers more cautious in placing more orders. As a result, our gross margin was negatively affected by amortization of idle capacity. To increase the utilization rate, the management is developing electro-plating business to provide services to third parties with our newly acquired plant and also continued the development of new smart lock products for mainland China, Cambodia and Hong Kong markets which expect to launch by the end of 2024.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

●	Our Relationship with Customers. We rely heavily on customers’ demand to sell our products. Our four largest customers accounted for 88.2% and 85.7% for the years ended December 31, 2023 and 2022, respectively. In addition, our five largest customers in aggregate accounted for approximately 92% and 91% for the years ended December 31, 2023 and 2022, respectively. Our strategy is to attempt to strengthen our direct relationships with these customers to secure and expand the sales orders from these customers in the future.

●	Cost of Goods Sold. Our products are produced in our manufacturing plant Xingfa in Dongguan, Guangdong Province in the PRC. Cost of raw materials, labor costs and manufacturing overhead incurred will affect our product cost, and we generally do not have long-term contractual arrangements with our suppliers. We typically maintain good relationships with our suppliers. Increases to raw material prices, minimum wage requirements of our staff in the PRC and consumables could negatively affect our gross profit margins and results of operations to the extent that we are unable to pass these costs on to our customers. If we experience shortages in the supply of certain raw materials or if we get inferior quality raw materials, we may not be able to find or develop alternative supply sources, which could result in delays, reductions in manufacturing and product shipments and could adversely impact the quality of our products, all of which could adversely affect our results of operations and financial condition. We have not experienced significant shortages of raw materials in the past, and we will continue to monitor the fluctuation of our costs and our relationship with our suppliers.

●	More Stringent Environmental and OSH Protection Requirements in the PRC. Environmental and OSH protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law and Occupational Safety and Health Law of the PRC and Xingfa is subject to such laws and regulations. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down facility. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. We engaged an independent laboratory to conduct review of the compliance with environmental laws and regulations by Xingfa. We believe Xingfa has established sufficient measures and systems to implement and comply with the requirements of such laws and regulations. We and Xingfa may incur additional costs to ensure compliance with environmental and worker safety and health protection requirements in the PRC. To cope with the green requirements as well as our mission of ESQ achievement, we decided to enhance our production line.

●	Relations Between the US and China. At various times during recent years, the US and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. These controversies also could make it more difficult for us to provide our products to our customers in the US. The international trade policies of China and the US could adversely affect our business, and the imposition of trade sanctions and tariffs relating to imports, taxes, import duties and other charges on imports from China, including those applied specifically to our products, or the imposition of taxes, import duties or other charges on exports to the U.S. could increase our costs and affect our operating results negatively. The U.S. government currently has suspended the increases of tariffs from 7.5% to 25%, pending the results of US and China trade negotiations. Although the U.S. has started to review and remove the increased tariff previously imposed on certain items importing from China, which is not related to our products sold to the U.S. Starting in January 2021, we stopped absorbing tariffs cost for our U.S. customers and U.S. might further increase the tariffs that will affecting our products.

●	Competition: In order to continue to compete effectively, we must maintain our reputation for innovation and high-quality products and be flexible and innovative in responding to rapidly changing market demands. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines such as smart locksets. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the lockset industries.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are the results for the years ended December 31, 2023, 2022 and 2021, as set forth in the table below.

	For the years ended December 31,
	2023	2022	2021
Revenues	$6,443,357	$12,158,102	$12,543,556
Gross margin	9.8%	18.1%	10.5%
Net loss	$(3,501,518)	$(1,655,903)	$(1,386,515)
Inventory turnover (in days)	294	174	153
Accounts receivable turnover (in days)	58	41	27

We project our revenue based on purchase orders from our customers, the current principal driver of our business. Then, we will estimate the expected gross profit based on our in-house standard material and cost table in order to determine what our gross profit percentage should be. If there will be a downtrend trend of revenue, we will try to lower our costs such as raw materials and direct labor. Normally, when there is no disruption on logistics such as the ones caused by COVID-19. Raw materials and packaging consumables will be kept at a safe level that may sustain potential production needs for about two months. Potential production needs include quantities from purchase orders received and projected sales. Taking into account production time, inventory turnover and accounts receivable turnover and our cash position, we then project our working capital needs and also identify potential sales sources.

When we see declining trends from purchase orders received, we will start reviewing our material costs and expenses in order to mitigate the impact to our gross margin. Starting in 2018, we saw the number of purchase orders from customers declined because of the US-China tariff war. Before getting the final determination of the tariffs, we suffered a decrease of gross profit margin to 6.8% in 2018. In order to maintain product quality, we do not pay our labor based on production quantity. As a socially responsible organization, we did not lay off employees before the expiration of their employment contacts, but we reduced recruiting of unskilled labor since the beginning of 2019. Also, we reviewed the production processes of Xingfa and were able to decrease our raw material costs and waste to the extent that product quality could be maintained. In 2021, outbreaks of various variants of COVID-19 further created negative impacts on global logistics. The number of purchase orders from our customers for 2023 were lower than those in fiscal year 2022 because of interest rate increase in the US. Units of product shipped during 2023 were approximately 1.3 million units (including approximately 0.1 million units of spare parts) comparing to approximately 2.4 million units (including approximately 0.2 million units of spare parts) in 2022 and approximately 2.8 million units (including approximately 0.2 million units of spare parts) in 2021. Because of product mix shifted and change of combination of metal raw materials, our gross margin was down to 9.8% (if the idle capacity impact was removed, our profit margin decreased to 15.2%) in 2023 from 18.1% in 2022 (10.5% in 2021). In order to enhance gross margin, the management raised product unit sales price and replace brass with stainless steel. In addition, we have not absorbed certain increased tariff cost for our customers since January 2022.

Our inventory turnover days increased to approximately 294 days for year ended December 31, 2023, from 174 days for the year ended December 31, 2022. This was caused mainly by impact fewer purchase orders from our customers due to increase of interest rate and slower than expected recovery from COVID-19. Because our spare parts are universally applicable for all models of our product and, in order to ensure utilization of our labor, we have stocked up and meet some short notice purchase orders from potential new customers.

Starting in 2020, we are studying and hope to improve our sales mix, namely more ODM and more self-branded products, geographic market mix, namely the US, South-east Asia and China, cost structure and procurement options in order to further optimize our profit performance. However, as the combined effect of slow recovery post COVID-19 and the amortization of our electroplating production line, we have incurred a lower gross margin during the fiscal year 2023. We continue to promote higher value products to our customers in 2023 and developing smart lock product series. Despite our efforts to optimize our product mix and cost structure, purchase orders from our customers were slowed down as the reasons discussed above. As we have to keep our factory operating and utilization of labor, we have stocked up to achieve the expected short delivery time to meet potential new customers demand, therefore, our inventory turnover in days was negatively affected. We believe that we can further reduce our cost of raw materials with new processing techniques, to maintain volume rebates of raw materials and enhance our gross margin as we optimize our product-mix to focus our marketing efforts on higher margin products and new products. To better manage our gross margin in light of rising cost of raw materials, we leverage extensive product quality testing to identify alternative raw materials mix that is designed to lower our production costs. Since the second half of 2021, we have been using stainless steel to substitute brass.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily of the results that may be expected for any future period.

For the years ended December 31, 2023 and 2022

	For the years ended
	December 31,			Change
	2023	2022	Change	%
	USD	USD	USD
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$6,443,357	$12,158,102	$(5,714,745)	(47.0)%
Cost of goods sold	(5,464,591)	(9,961,988)	4,497,397	(45.1)%
Cost of goods sold – idle capacity	(345,424)	—	—	—%
Gross profit	633,342	2,196,114	(1,562,772)	(71.2)%
Selling and marketing expenses	(59,841)	(105,473)	45,632	(43.3)%
General and administrative expenses	(4,440,314)	(4,208,197)	(232,117)	5.5%
Finance costs	(26,935)	(147,588)	120,653	(81.7)%
Loss from operations	(3,893,748)	(2,265,144)	(1,628,604)	71.9%
Total other income, net	448,467	609,241	(160,774)	(26.4)%
Loss before provision for income taxes	(3,445,281)	(1,655,903)	(1,789,378)	108.1%
Provision for income taxes	(56,237)	—	(56,237)	—%
Net loss	$(3,501,518)	$(1,655,903)	$(1,845,615)	111.5%

Loss per share - basic and diluted	$(0.19)	$(0.11)	$(0.08)	72.7%

Revenues

Our revenues from sales of door locksets decreased by $5,714,745, or 47.0% for the year ended December 31, 2023 to $6,443,357 from $12,158,102 for the year ended December 31, 2022. The decrease was mainly due to decrease in units sold in 2023. Our total number of products sold was approximately 1.3 million units (including approximately 0.1 million units of spare parts) for the year ended December 31, 2023 comparing to 2.4 million units (including approximately 0.2 million units of spare parts) for the year ended December 31, 2022.

Cost of Goods Sold

Cost of goods sold was $5,464,591 for the year ended December 31, 2023 as compared to $9,961,988 for the same period of 2022. Cost of goods sold was 84.8% and 81.9% of revenues for the year ended December 31, 2023 and 2022, respectively. The increase in cost of goods sold as a percentage of revenue was mainly caused by the addition of new machinery along with revamped production procedures, increase of labor and decrease of sales due to weak demand in our major market.

Cost of goods sold includes the cost of raw materials (mainly copper, stainless steel, iron and zinc alloy), direct labor (including wages and social security contributions), manufacturing overhead (such as packing materials, direct rental expense and utilities) and taxes. As a small business with limited resources, we currently lack the ability to hedge our raw materials position and we monitor raw material price trends closely to manage our production needs.

Cost of goods sold – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Such costs relate primarily to depreciation expense related to the Company’s electroplating equipment that cannot be directly attributable to the production process. Idle capacity expenses amounted to $345,424 and nil for the years ended December 31, 2023 and 2022, respectively.

Gross Profit

Gross profit was $633,342 for the year ended December 31, 2023, a decrease of $1,562,772, or 71.2% from $2,196,114 for the same period of 2022. Gross margin was 9.8% for the year ended December 31, 2023, decrease from 18.1% for the same period of 2022 as a result of depreciation expense of new machinery, increase in direct labor cost and weak demand of our major market in the US, during the year ended December 31, 2023.

We believe that we can enhance our gross margin as we are researching new processing procedures to use durable but lower cost materials.

Selling and marketing expenses

Major components of selling and marketing expenses are transportation, custom declarations, sales commissions. Selling and marketing expenses decreased by $45,632, or 43.3% to $59,841 for the year ended December 31, 2023 from $105,473 for the year ended December 31, 2022. The decrease was due mainly to reduction in freight and transportation fees.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for our accounting and administrative support personnel and executives as well as legal and professional fees, depreciation and amortization of non-production property and equipment. General and administrative expenses increased by $232,117, or 5.5%, to $4,440,314 for the year ended December 31, 2023 from $4,208,197 for the year ended December 31, 2022. This increase was due mainly to additional amortization on leasehold improvement and stock options granted to officers and employees of the company under the Company’s 2022 Omnibus Equity Plan (the “Equity Plan”).

Finance Costs

Finance costs decreased by $120,653, or 81.7%, to $26,935 for the year ended December 31, 2023 from $147,588 for the year ended December 31, 2022. The decrease was mainly due to reduce in interest payment for a short-term loan to a third party during the year ended December 31, 2023. During the years ended December 31, 2023 and 2022, interest expense related to bank borrowings was $18,859 and $26,836, respectively.

Provision for Income Taxes

Provision for income tax was $56,237 in the fiscal year of 2023, an increase of $56,237 from $nil for fiscal year of 2022.

Our PRC entity in 2023 and 2022 was subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Net loss and Loss per Share

Net loss increased $1,845,615 to $3,501,518 for the year ended December 31, 2023 from $1,655,903 for the year ended December 31, 2022.

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

Our cost structure is relatively fixed and our working capital requirements are generally influenced by our order backlog. We need substantial operating funds to pay for raw materials; maintain an appropriate level of work-in-process inventory; and keep the production facility open. To support our working capital needs, we maintain a credit facility with the Bank of China (Hong Kong) Limited for approximately $897,000 since 2021 compared to approximately $769,000 in 2020, which is guaranteed by our directors and their personal properties. In 2021, a shareholder and director forgave an advance of $717,948 ($153,846 in 2020) to the Company and treated as a shareholder contribution.

Our working capital was $10,711,197, $14,201,841 and $2,213,523 as of December 31, 2023, 2022 and 2021. Our cash and cash equivalents were $4,483,730, $9,165,651 and $131,129 as of December 31, 2023, 2022 and 2021, respectively. While our business has been negatively impacted by the tariffs, COVID-19 and high interest rate in all 2023, 2022 and 2021, we believe we are able to obtain sufficient operating funds from our existing shareholders, potential investors or extend Hong Kong government guaranteed low interest bank borrowing to operate our business.

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

Cash Flows

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the years end December 31,
	2023	2022	2021
	USD	USD	USD
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) operating activities	$(3,163,187)	$(4,170,876)	$(1,038,967)
Net cash (used in) investing activities	(1,360,274)	(4,181,724)	(9,758)
Net cash provided by (used in) financing activities	(154,976)	17,397,802	876,334
Effect of exchange rate on cash	(3,484)	(10,680)	1,080
Net decrease in cash	(4,681,921)	9,034,522	(171,311)
Cash and cash equivalents at beginning of year	9,165,651	131,129	302,440

Cash and cash equivalents at end of year	$4,483,730	$9,165,651	$131,129

Operating Activities

Net cash used in operating activities was $3,163,187 for the year ended December 31, 2023 and was primarily attributable to (i) the net loss of $3,501,518; (ii) an increase in inventory of $586,551; (iii) an increase in deposits of $ 71,188; (iv) an decrease in accounts payable of $67,945; (v) a increase in prepayment of $ 1,412,318; (vi) a decrease in other payables and accruals of $ 50,253; (vii) a decrease in advance from customers of $6,364; and being offset by (i) a decrease in account receivables of $1,119,804; (ii) non-cash item of $693,531 of depreciation and amortization and $667,016 of options issued for equity compensation plan; (iii) increase in taxes payable of $31,972; (iv) an increase in cash flow by other elements of $20,627.

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

Investing Activities

Net cash used in investing activities was $1,360,274 for the year ended December 31, 2023 was primarily attributable to leasehold improvement and purchase of property and equipment for electroplating production.

Net cash used in investing activities was $4,181,724 for the year ended December 31, 2022 was primarily attributable to purchase of property and equipment for electroplating production.

Net cash used in investing activities was $9,758 for the year ended December 31, 2021 was primarily attributable to purchase of property and equipment.

Financing Activities

Net cash used in financing activities was $154,976 for the year ended December 31, 2023 and was primarily attributable to repayments of bank borrowings.

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

Capital Expenditures

We had capital expenditures of $1,360,274 and $4,181,724 for the years ended December 31, 2023 and 2022, respectively. Our capital expenditures were mainly used for purchases of production equipment and office equipment. We intend to fund our future capital expenditures with lease financing, if available, proceeds from our offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

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

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview —”Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

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

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

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

For leases with a term of 12 months or less, the Company is permitted to and did make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. During the years ended December 31, 2023 and 2022, the Company recognized lease expense for such leases on a straight-line basis over the lease term.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. Tax returns filed for the years ended December 31, 2020 to 2023 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Bong Lau (Yu Bong Lau)	46	Chief Executive Officer, Chairman of the Board and Director
Frederick Wong (Ching Wan Wong)	56	Chief Financial Officer
Bun Lau (Yu Bun Lau)	44	Chief Operations Officer and Director
Wynn Hui (Po Wang Hui)	73	Chief Technical Officer and Director
Errol Hui (Shun Hong Hui)	35	Vice President of Engineering
Tony Zhong (Wei Zhong)	41	Vice President of Finance
Monique Ho(1)(2)(3) (Ting Mei Ho)	49	Independent Director
Chun Fai (Kenneth) Liu (1)(2)(3)(4)	35	Independent Director
Carina Chui(1)(2)(3) (Wan Yee Carina Chui)	45	Independent Director
Henry Yeung (Wing Hang Yeung)(5)	40	Independent Director

(1) Member of audit committee.

(2) Member of compensation committee.

(3) Member of nominating and corporate governance committee.

(4) Mr. Kenneth Liu was appointed as a director on July 4, 2023 to fill the vacancy created by the resignation of Mr. Jochen Koehler.

(5). Mr. Yeung was appointed on January 15, 2024.

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

Bun Lau, Chief Operating Officer and Director

Mr. Bun Lau was appointed as the Chief Operating Officer of the Company on June 1, 2020. Mr. Bun Lau was a director of the Board from July 17, 2019 to May 24, 2022, and he was appointed as a director of the Board on January 15, 2024. Mr. Lau joined the Company in 2005 and has over 15 years of working experience in the door security hardware industry. Mr. Bun Lau is the brother of Mr. Bong Lau. Mr. Lau is primarily responsible for the business development and product sales strategy. He is also responsible for the corporate strategies of the Company and the overall administrative management process. Prior to joining the Company, he worked at Citic Ka Wah Bank and was responsible for reviewing credit limits, acceptable levels of risk, terms of payment and enforcement actions with customers from 2003 to 2004. Mr. Lau graduated from The University of Alberta in Canada majoring in Decision Information System and Management in 2003.

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

Kenneth Liu, Independent Director

Mr. Liu Chun Fai (“Mr. Liu”), was appointed as a director of the Company on June 30, 2023. Mr. Liu has served as Chairman and Executive Director of China Eco-Farming Limited (HK Stock Exchange Code: 8166) since February 2022. Mr. Liu was the Executive Director of Inves Tech Holdings Limited (HK Stock Exchange Code: 1087) from August 2020 to April 2022 and a director of Blue Sky Solar Energy Management Limited from November 2018 to April 2022. Mr. Liu was the Executive Director of CEFC Hong Kong Financial Investment Company Limited (HK Stock Exchange Code:1520, formally known as Runway Global Holdings Company Limited) from November 2016 to June 2019 and the Manager of FT Corporate Strategy Limited from October 2013 to June 2016. Mr. Liu studied Administrative Studies at York University, Toronto, Ontario from 2007 to 2011 and he is a member of Chaozhou Chamber of Commerce.

Henry Yeung, Independent Director

Mr. Yeung was appointed as a director of the Company on January 15, 2024. Mr. Yeung has more than 19 years of management experience. Mr. Yeung has served as vice chairman and general manager of Jewellery City Group, a retail company of luxury jewelleries and watches, since 2004. Mr. Yeung has also served as the director of Green World Technology Ltd., a company developing environmental protection technologies, since 2017.

6.B. Compensation

For the fiscal years ended December 31, 2023 and 2022, we paid an aggregate of approximately $950,000 and $972,000 in cash to our directors and executive officers, respectively. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of April 29, 2024, stock options to purchase 820,000 ordinary shares have been granted and outstanding under the Equity Plan. The following paragraphs summarize the terms of the Equity Plan:

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

On February 22, 2023, (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock options to purchase 820,000 ordinary shares of the Company (the “Shares”) at an exercise price of $1.23 per share, pursuant to the Company’s 2022 Omnibus Equity Plan, to sixteen officers, directors and employees of the Company and its subsidiaries (the “Grantees”) The Grants vested immediately on the Grant Date and each of the Grantees also entered into a Stock Option Agreement with the Company on February 22, 2023. The options will expire five (5) years from the Grant Date and may be exercised by cashless exercise pursuant to the terms and conditions of the Stock Option Agreement. As of April 29, 2024, none has been exercised.

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

Our board of directors currently consists of 7 directors. We have established an audit committee, a compensation committee and a corporate governance and nominating committee. Each of the committees of the board of directors has the composition and responsibilities described below.

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of April 29, 2024.

Board Diversity Matrix (As of April 29, 2024)
Country of Principal Executive Offices:		Hong Kong, China
Foreign Private Issuer:		Yes
Disclosure Prohibited Under Home Country Law:		No
Total Number of Directors		7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Audit Committee

Ms. Carina Chui, Ms. Monique Ho and Mr. Kenneth Liu are members of our Audit Committee, where Ms. Carina Chui serves as the chairlady. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	review and approve in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and make recommendations to the Board regarding corporate governance issues and policy decisions.

We have determined that Ms. Carina Chui possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Ms. Monique Ho, Ms. Carina Chui and Mr. Kenneth Liu are members of our Compensation Committee and Ms. Monique Ho is the chairlady. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted and approved a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee is responsible for, among other things:

●	To approve compensation principles that apply generally to Company employees;

●	To make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans and to oversee the application of the Company’s compensation recoupment/clawback policy;

●	To administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	To select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	To annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

●	To determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Nominating and Corporate Governance Committee

Ms. Carina Chui, Ms. Monique Ho and Mr. Kenneth Liu are members of our Nominating and Corporate Governance Committee and Mr. Kenneth Liu is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as “independent” under the current definition promulgated by Nasdaq. We have adopted a charter for the Nominating and Corporate Governance Committee. In accordance with its charter, the Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

The Nominating and Corporate Governance Committee is responsible for, among other things:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that Ms. Monique Ho, Ms. Carina Chui, Mr. Kenneth Liu and Mr. Henry Yeung are “independent directors” as defined by NASDAQ.

6.D. Employees

As of December 31, 2023, we had a total of 255 employees. We had a total of 374 employees as of December 31, 2022. The following table sets forth the breakdown of our employees as of December 31, 2023 by function:

		Hong Kong
Department	Headcount	Headquarter	PRC Production
Management	10	7	3
Finance and accounting	7	4	3
Sales and Marketing	3	3	—
Purchasing	2	—	2
Warehouse	11	—	11
Production	199	—	199
Quality Control	3	—	3
Administration	15	4	11
Technical	5	—	5
Total	255	18*	237

*One vice president of finance based in Beijing.

As of December 31, 2023, 17 employees are based in Hong Kong, where our principal executive offices are located, one vice president of finance was based in Beijing, and the remaining employees were located in Dongguan, China.

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

We understand that our success depends on our ability to attract, train and retain our employees. Therefore, as part of our human resources strategy, we offer employees competitive salaries, stock awards, performance-based cash bonuses and promotions, engagement activities, various welfare as well as other incentives. We design and provide training to our employees regularly in order to enhance their professional skills and foster their career development. We also recognize the importance of keeping our employees safe. During the outbreak of COVID-19 pandemic, we implemented changes that we determined were in the best interest of our employees and have followed local government orders to prevent the spread of COVID-19.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 29, 2024 for:

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

The calculations in the table below are based on 18,060,000 ordinary shares issued and outstanding as of the date of April 29, 2024.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Intelligent Living Application Group Inc., Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, Tel: + (852) 2481 7938.

	Ordinary Shares		Beneficially Owned
	Number of Shares		Percentage of
	(including Share Options)		Shares
Directors and Executive Officers:
Bong Lau	2,540,000	(1)	13.9%
Bun Lau	2,480,000	(2)	13.6%
Wynn Hui	2,540,000	(3)	13.9%
Frederick Wong	60,000	(4)	*
Errol Hui	2,480,000	(5)	13.6%
Tony Zhong	40,000	(6)	*
Monique Ho	5,000	(7)	*
Kenneth Liu	-		-
Carina Chui	5,000	(7)	*
Henry Yeung	-		-
5% or Greater Shareholders:
Bong Lau	2,340,000	(1)	13.9%
Bun Lau	2,340,000	(2)	13.6%
Wynn Hui	2,340,000	(3)	13.9%
Errol Hui	2,340,000	(5)	13.6%
All directors and executive officers as a group (10 individuals)	10,150,000		56.2%

(1) including 200,000 stock options exercisable since February 22, 2023.

(2) including 140,000 stock options exercisable since February 22, 2023.

(3) including 200,000 stock options exercisable since February 22, 2023.

(4) including 60,000 stock options exercisable since February 22, 2023.

(5) including 140,000 stock options exercisable since February 22, 2023.

(6) including 40,000 stock options exercisable since February 22, 2023.

(7) including 50,000 stock options exercisable since February 22, 2023.

* less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers —Share Incentive Plans.”

Other Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

In 2018, the Company entered into a rental agreement with Kambo Security Products Limited for office space in Hong Kong. The rental agreement has been renewed annually. Kambo Security Products Limited is owned by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau, major shareholders and directors of the Company. Rent expense for the years ended December 31, 2023, 2022 and 2021 was approximately $74,000, $54,100 and $54,100, respectively.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our Hong Kong and PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4.B. Business Overview—Regulations —Regulations on Dividend Distribution.”

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

ITEM 9.	THE OFFER AND LISTING

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

Our authorized share capital is $50,000 divided into 500,000,000 shares, consists of: (i) 450,000,000 Ordinary Shares, par value $0.0001 per share and (ii) 50,000,000 Preferred Shares, par value $0.0001 per share. As of April 29, 2024, 18,060,000 Ordinary Shares are issued and outstanding and no preferred share is issued or outstanding.

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

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection to the public;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended December 31, 2023 and 2022.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

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

As of the date of this annual report, we have used some of net proceeds received from our initial public offering, including approximately $4.5 million to acquire an electroplating production line, approximately $6.5 million for in working capital, approximately $4.4 million for smart lock device and products research and development. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to our not having sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and applicable requirements by SEC. Due to the foregoing material weakness, management concluded that as of December 31, 2023, our internal control over financial reporting was ineffective.

To remedy our identified material weakness identified to date, we plan to take the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business— We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16.	[Reserved]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

	Year	Year
	Ended	Ended
	December 31,	December 31,
	2023	2022
Audit fees(1)	$295,326	$273,000
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
TOTAL	$295,326	$273,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, or Nasdaq, we are subject to the Nasdaq corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. Currently, we follow our home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”). Rule 5620(a) requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees; and Rule 5635(d) of the Rules requires shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). If we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.	Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 16K.	Cybersecurity

The management of the Company is responsible for the cyber security risk management program as well as to identify, assess, mitigate, and remediate risks and material issues. The Company’s cyber security risk management program is supervised by our IT manager, who reports directly to the Company’s Chief Operation Officer. The IT manager and Information Security Personnel are responsible for developing and implementing cybersecurity strategy, policies, standards, architecture and processes. We also engaged a third-party expert Mr. Kowk Leung MA to provide additional support to our Information Security Personnel and IT manager whenever needed. Mr. Ma received his Master’s Degree of Industry Based Information Technology from University of Wollongong Australia and is a Microsoft Certified Solution Developer (MCSD) and he has extensive experiences in development of IT application systems and support, including retail system, inventory control system, ERP development and accounting system integration with various system, stock broker ordering system, stock mobile phone ordering, and garment’s color size assortment system, network planning and firewall setup. Mr. Ma is familiar with operation system/server such as Novell, DOS, Windows 98, Windows ME, Window NT, Window 2000 Server, Window 2003 Server , Windows XP, FTP, IIS and Linux and he is also familiar with Database system such as MS SQL server , MySQL Visual Foxpro Database, Foxbase, Dbase III and Dbase IV and Tools or computer language familiar such as Clipper, Dbase, Foxbase. Pascal, C, Visual Foxpro, Visual Basic, VB.Net, Visual C++, Com+, Crystal Report, UML.

Our Information Security Personnel reports to IT manager and is responsible for coordinating and managing the response to reported weaknesses or events, including documentation, evidence collection, and event closure. He also ensures the incident response plan is regularly updated based on experience, lessons learned, and industry developments, while providing necessary training to employees involved in the procedure.

The IT Manager plays a key role in defining strategies and procedures for cyber incident response, leading the incident response team, and overseeing detection, response, and recovery efforts. He also ensures the regular review and update of the incident response plan based on lessons learned and emerging threats.

The Information Security Personnel reports any substantial threats, risks, and incidents to the IT manager. Subsequently, the IT manager will escalate the report to the Chief Operating Officer, if necessary, who will then report it to the Board for any material threats or breaches.

The Company has set up the password requirement, control of authorization on a need-to-know basis, categorize sensitive information so that they can be managed and transmitted at different security levels.

The Company has adopted “Cyber Incident Response Plan Policy” so that suspicious activities or incidents can be quickly identified and reported through the system to the management team.

To oversee and identify risks from cybersecurity threats associated with our use of third-party service providers, we maintain third-party risk management efforts designed to help protect against the misuse of information technology and security breaches.

Other than those, the Company currently does not have processes to oversee and identify the risks from cyber security threats associated with its use of any third-party service provider.

As of date of this report, there has been no cybersecurity incidents, have materially affected the Company yet.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-20.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
1.2	Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-269458), filed with the SEC on January 30, 2023)
2.2*	Description of Securities
4.1	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.2	Share Exchange Agreement between the Registrant and shareholders of Intelligent Living Application Group Limited dated on April 8, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.3	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.4	Director Agreement by and between the Registrant and Carina Chui incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.5	Director Agreement by and between the Registrant and Monique Ho incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.6	Renewal of Employment Agreement by and between the Registrant and Yu Bong Lau in June 2022 incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.7	Renewal of Employment Agreement by and between the Registrant and Yu Bun Lau in June 2022 incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.8	Renewal of Employment Agreement by and between the Registrant and Frederik Wong in June 2022 incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.9	Renewal of Employment Agreement by and between the Registrant and Wynn Hui in June 2022 incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.10	Asset Purchase Agreement by and among Hing Fat Industrial Limited, Dongguan Xingfa Hardware Products Co., Ltd. and Hu Xiongjie dated October 12, 2022, incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on October 17, 2022
4.11	Form of Stock Option Agreement, incorporated herein by reference to Exhibit 4.21 to the Form 20-F, filed with the SEC on April 28, 2023
4.12	Director Agreement by and between the Registrant and Chun Fai (Kenneth) Liu dated July 4, 2023, incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on July 7, 2023
4.13	Director Agreement by and between the Registrant and Wing Hang (Henry) Yeung dated January 15, 2024, incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on January 19, 2024
4.14*	Renewal of Employment Agreement by and between the Registrant and Bong Lau in June 2023
4.15*	Renewal of Employment Agreement by and between the Registrant and Bun Lau in June 2023
4.16*	Renewal of Employment Agreement by and between the Registrant and Fred Wong in June 2023
4.17*	Renewal of Employment Agreement by and between the Registrant and Wynn Hui in June 2023
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Wei, Wei & Co., LLP
15.2*	Consent of Guangdong Wesley Law Firm
19.1*	Insider Trading Policy
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT LIVING APPLICATION GROUP INC.

/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer and Chairman of the Board

Date: April 30, 2024

INTELLIGENT LIVING APPLICATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

98

INTELLIGENT LIVING APPLICATION GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Living Application Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intelligent Living Application Group Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

April 30, 2024

We have served as the Company’s auditor since 2019.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2022
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,483,730	$9,165,651
Accounts receivable	445,500	1,624,809
Inventories	5,027,747	4,472,487
Prepayments	1,899,584	487,703
Other receivables	245,599	265,127
Total current assets	12,102,160	16,015,777

NON-CURRENT ASSETS
Deposits	72,637	1,449
Property and equipment, net	5,673,584	5,134,566
Right-of-use assets, net	435,477	650,282
Total non-current assets	6,181,698	5,786,297

Total assets	$18,283,858	$21,802,074

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings - current	$129,722	$201,222
Accounts payable	324,626	396,628
Advance from customers	—	6,364
Other payables and accruals	625,350	677,972
Taxes payable	31,972	—
Operating lease liabilities - current	279,293	531,750
Total current liabilities	1,390,963	1,813,936

NON-CURRENT LIABILITIES
Bank borrowings	334,319	417,795
Operating lease liabilities	156,183	118,532
Total non-current liabilities	490,502	536,327

Total liabilities	1,881,465	2,350,263

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; none issued and outstanding as of December 31, 2023 and 2022	—	—
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 18,060,000 issued and outstanding as of December 31, 2023 and 2022	1,806	1,806
Additional paid-in capital	23,804,550	23,137,534
Deficit	(7,143,409)	(3,641,891)
Accumulated other comprehensive loss	(260,554)	(45,638)
Total shareholders’ equity	16,402,393	19,451,811

Total liabilities and shareholders’ equity	$18,283,858	$21,802,074

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2023	2022	2021
	USD	USD	USD
REVENUES	$6,443,357	$12,158,102	$12,543,556
COST OF GOODS SOLD	(5,464,591)	(9,961,988)	(11,231,253)
COST OF GOODS SOLD - IDLE CAPACITY	(345,424)	—	—
GROSS PROFIT	633,342	2,196,114	1,312,303

SELLING AND MARKETING EXPENSES	(59,841)	(105,473)	(150,152)
GENERAL AND ADMINISTRATIVE EXPENSES	(4,440,314)	(4,208,197)	(2,902,040)
FINANCE COSTS	(26,935)	(147,588)	(57,774)

LOSS FROM OPERATIONS	(3,893,748)	(2,265,144)	(1,797,663)

OTHER INCOME
Interest income	244,840	27,928	199
Foreign exchange gain	47,237	125,480	9,318
Other income	156,390	455,833	401,631
Total other income, net	448,467	609,241	411,148

LOSS BEFORE PROVISION FOR INCOME TAXES	(3,445,281)	(1,655,903)	(1,386,515)

PROVISION FOR INCOME TAXES	(56,237)	—	—

NET LOSS	$(3,501,518)	$(1,655,903)	$(1,386,515)

COMPREHENSIVE LOSS
Net loss	$(3,501,518)	$(1,655,903)	$(1,386,515)
Foreign currency translation adjustments	(214,916)	(420,941)	52,289

COMPREHENSIVE LOSS	$(3,716,434)	$(2,076,844)	$(1,334,226)

Weighted average number of ordinary shares outstanding
Basic and diluted	18,060,000	15,342,849	13,000,000

LOSS PER SHARE - BASIC AND DILUTED	$(0.19)	$(0.11)	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred shares		Common Stock				Accumulated
	Number		Number		Additional		Other
	of	Par	of	Par	Paid-in		Comprehensive
	Shares	Value	Shares	Value	Capital	Deficit	Gain (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, January 1, 2021	—	$—	13,000,000	$1,300	$4,371,723	$(599,473)	$323,014	$4,096,564
Net loss	—	—	—	—	—	(1,386,515)	—	(1,386,515)
Shareholder contribution	—	—	—	—	717,949	—	—	717,949
Foreign currency translation adjustment	—	—	—	—	—	—	52,289	52,289
BALANCE, December 31, 2021	—	—	13,000,000	1,300	5,089,671	(1,985,988)	375,303	3,480,286
Shares issued on initial public offering	—	—	5,060,000	506	18,047,863	—	—	18,048,369
Net loss	—	—	—	—	—	(1,655,903)	—	(1,655,903)
Shareholder contribution	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(420,941)	(420,941)
BALANCE, December 31, 2022	—	—	18,060,000	1,806	23,137,534	(3,641,891)	(45,638)	19,451,811
Net loss	—	—	—	—	—	(3,501,518)	—	(3,501,518)
Stock options granted under Equity Plan	—	—	—	—	667,016	—	—	667,016
Foreign currency translation adjustment	—	—	—	—	—	—	(214,916)	(214,916)
BALANCE, December 31, 2023	—	$—	18,060,000	$1,806	$23,804,550	$(7,143,409)	$(260,554)	$16,402,393

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2023	2022	2021
	USD	USD	USD
CASH FLOWS FROM OPFRATING ACTIVITIES:
Net loss	$(3,501,518)	$(1,655,903)	$(1,386,515)
Adjustments to reconcile net loss to cash (used in) operating activities:
Depreciation and amortization	693,531	303,269	259,122
Bad debt written-off	—	105,204	—
Options issued for equity compensation plan	667,016
Change in operating assets and liabilities
Accounts receivable	1,119,804	(697,873)	(199,392)
Inventories	(586,551)	535,182	(712,854)
Prepayments	(1,412,318)	(180,974)	(140,151)
Deposits	(71,188)	2,525	13
Other receivables	20,627	268,621	(134,161)
Accounts payable	(67,945)	(1,631,595)	530,221
Advance from customers	(6,364)	(216,269)	222,633
Other payables and accruals	(50,253)	(960,292)	545,903
Taxes payable	31,972	—	—
Operating lease liabilities	—	(42,771)	(23,786)
Net cash (used in) operating activities	(3,163,187)	(4,170,876)	(1,038,967)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,360,274)	(4,181,724)	(9,758)
Net cash (used in) investing activities	(1,360,274)	(4,181,724)	(9,758)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of shares in IPO	—	18,048,369	—
Payments of principal finance lease	—	(8,391)	(32,954)
Proceeds from shareholder contribution	—	—	717,949
Proceeds from short-term loan	—	1,964,072	—
Repayments of short-term loan	—	(1,964,072)	—
Proceeds from bank borrowings	—	—	191,339
Repayments of bank borrowings	(154,976)	(642,176)	—
Net cash (used in) provided by financing activities	(154,976)	17,397,802	876,334

EFFECT OF EXCHANGE RATE ON CASH	(3,484)	(10,680)	1,080

NET (DECREASE) INCREASE IN CASH	(4,681,921)	9,034,522	(171,311)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,165,651	131,129	302,440

CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,483,730	$9,165,651	131,129

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$18,859	$208,565	$49,688
Cash paid for income taxes	$125,067	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Intelligent Living Application Group Inc. (“ILA”) and its consolidated subsidiaries (collectively referred to as the “Company”) are in the business of the manufacture and sale of door locksets. The Company sells its door locksets primarily to customers in the United States of America (“US”) and Canada.

ILA is a holding company incorporated in the Cayman Islands on July 17, 2019, under the Cayman Islands Companies Act as an exempted company with limited liability. ILA has no substantive operations other than holding all of the outstanding share capital of Intelligent Living Application Group Limited (“ILA BVI”). ILA BVI was established under the laws of the British Virgin Islands on March 19, 2014; and it is a company holding all of the outstanding equity of Kambo Hardware Limited, Kambo Locksets Limited, Bamberg (HK) Limited, Hing Fat Industrial Limited and Dongguan Xingfa Hardware Products Co., Ltd.

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

Below is a summary of legal entities controlled by ILA after the reorganization.

	Date of	Place of
Legal Entity	incorporation	incorporation	Principal activities
Intelligent Living Application Group Inc.	July 17, 2019	Cayman Islands	Holding company

Intelligent Living Application Group Limited	March 19, 2014	British Virgin Islands	Intermediate holding company

Kambo Locksets Limited	March 26, 2014	Hong Kong, PRC	Sale of door locksets to US and Canadian market

Kambo Hardware Limited	February 25, 2015	Hong Kong, PRC	Sale of locksets and related hardware to other markets

Bamberg (HK) Limited	June 24, 2016	Hong Kong, PRC	Sale of self-branded door locksets

Hing Fat Industrial Limited	March 23, 2009	Hong Kong, PRC	Designs door locksets; holding company of Dongguan Xingfa

Dongguan Xingfa Hardware Products Co., Ltd.	August 6, 1993	The People Republic of China (the “PRC”)	Manufactures door locksets

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

Translation of amounts from HKD into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
December 31, 2023	HKD 7.81 to $1
December 31, 2022	HKD 7.80 to $1
December 31, 2021	HKD 7.80 to $1

Statement of operations and cash flow items:
For the year ended December 31, 2023	HKD 7.83 to $1
For the year ended December 31, 2022	HKD 7.76 to $1
For the year ended December 31, 2021	HKD 7.76 to $1

Translation of amounts from RMB into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
December 31, 2023	RMB 7.08 to $1
December 31, 2022	RMB 6.96 to $1
December 31, 2021	RMB 6.38 to $1

Statement of operations and cash flow items:
For the year ended December 31, 2023	RMB 7.05 to $1
For the year ended December 31, 2022	RMB 6.73 to $1
For the year ended December 31, 2021	RMB 6.45 to $1

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, which are not restricted as to use; and highly liquid investments that are readily convertible into known amounts of cash, which have a short maturity of generally within three months when acquired. As of December 31, 2023 and 2022, the Company did not have any cash equivalents. The Company maintains bank accounts in the PRC and Hong Kong.

Expected credit losses

On January 1, 2023, the Company adopted ASC 326, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s consolidated financial statement.

In accordance with ASC 326, the Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses, if warranted, as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Inventories

Inventories consist of raw materials, work-in-progress and finished goods. They are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the related net realizable value and will set up an allowance to write down the cost of inventories to its net realizable value, if it is lower than cost. As of December 31, 2023 and 2022, the Company determined that no allowance for slow-moving or obsolete inventories was necessary.

Other receivables

Other receivables primarily include receivables from employees related to social security benefits and VAT receivable. Management reviews the composition of other receivables and determines if an allowance for doubtful accounts is needed. A provision for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2023 and 2022, the Company determined that no allowance was necessary.

Prepayments and deposits

Prepayments consisted mainly of prepaid marketing research expenses, prepaid manufacture expenses, prepaid research and development expenses, prepaid taxes, prepaid insurance, and prepaid software license. As of December 31, 2023 and 2022, prepaid marketing research expenses amounted to $755,355 and $nil, prepaid manufacture expenses amounted to $399,442 and nil, and prepaid research and development expenses amounted to $299,581 and nil, respectively. Deposits, a non-current asset, are related to long-term office rental. These amounts are refundable and bear no interest. Prepayments and deposits are classified as either current or non-current based on the terms of the respective agreements. These prepayments are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2022, management believes that the Company’s prepayments and deposits are not impaired.

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

Repairs and maintenance are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss.

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

Cost of goods sold

Cost of goods sold consists primarily of the cost of raw materials (mainly brass, stainless steel, iron and zinc alloy), direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process, and related production costs from molding of raw materials to production of door locksets such as handles, panels and spindles, product assembly, quality control and packaging and shipping. Write-down of inventory, export tax rebates, if any, are also recorded in cost of goods sold. For the years ended December 31, 2023 and 2022, the Company received export tax rebates of approximately RMB2,906,000 (approximately $412,000) and RMB6,628,000 (approximately $985,000), respectively.

Cost of goods sold – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Such costs relate primarily to depreciation expense related to the Company’s electroplating equipment that cannot be directly attributable to the production process. Idle capacity expenses amounted to $345,424 and nil for the years ended December 31, 2023 and 2022, respectively.

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

For leases with a term of 12 months or less, the Company is permitted to and did make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. During the years ended December 31, 2023 and 2022, the Company recognized lease expense for such leases on a straight-line basis over the lease term.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. Tax returns filed for the years ended December 31, 2020 to 2023 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

Value added tax

The Company is subject to value added tax (“VAT”) in the PRC. Revenue generated and purchases within the PRC from domestic suppliers are generally subject to VAT at the rate of 13% starting in April 2019. Certain VAT is refundable after filing rebate applications. As of December 31, 2023 and 2022, the Company is entitled to receive a refund of approximately $216,000 and $200,000, respectively, which amounts are recorded in other receivables on the Company’s consolidated balance sheets.

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

Share-based compensation

The Board of Directors of the Company approved and adopted Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan (the “Equity Plan”) on October 20, 2022, which was approved at the stockholders’ meeting on December 16, 2022. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 2,500,000 shares.

On February 22, 2023, (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock options to purchase 820,000 ordinary shares of the Company (the “Shares”) at an exercise price of $1.23 per share, pursuant to the Equity Plan, to sixteen officers, directors and employees of the Company and its subsidiaries (the “Grantees”). The Grants vested immediately on the Grant Date and each of the Grantees also entered into a Stock Option Agreement with the Company on February 22, 2023. The options will expire five (5) years from the Grant Date and may be exercised by cashless exercise pursuant to the terms and conditions of the Stock Option Agreement.

The related cost of share-based payments for the ordinary shares is measured by fair value (“FV”) at the Grant Date. The FV is determined by using a binomial model. The cost is recognized in employee benefit expenses recorded in the Company’s consolidated statements of operations and comprehensive loss, together with a corresponding amount in additional paid-in capital.

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

The following table sets forth the Company’s revenue from customers by geographical areas based on the location of the customers:

	For the years ended
	December 31,
	2023	2022	2021
US	$6,364,773	$11,717,347	$12,233,382
Canada	78,584	440,755	310,174
Total	$6,443,357	$12,158,102	$12,543,556

The following table sets forth the Company’s property and equipment, for the purpose of geographical information:

	As of December 31,
	2023	2022
PRC	$4,863,530	$4,966,262
Hong Kong	810,054	168,304
Total	$5,673,584	$5,134,566

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

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its consolidated financial statements.

Concentration of credit risk

Details of the customers accounting for 10% or more of the Company’s total revenues are as follows:

	For the years ended
	December 31,
	2023		2022		2021
Customer A	$1,786,656	27.5%	$5,654,248	46.5%	$6,833,866	54.5%
Customer B	888,595	13.7%	1,871,116	15.4%	1,588,156	12.7%
Customer C	1,723,506	26.5%	1,586,681	13.1%	1,310,376	10.5%
Customer D	1,332,746	20.5%	1,306,755	10.7%	—	—%
	$5,731,503	88.2%	$10,418,800	85.7%	$9,732,398	77.7%

Details of the customers which accounted for 10% or more of the Company’s accounts receivable are as follows:

	As of December 31,
	2023		2022
Customer A	$110,963	24.9%	$1,129,520	69.5%
Customer B	165,600	37.2%	312,327	19.2%
Customer C	135,074	30.3%	182,853	11.3
	$411,637	92.4%	$1,624,700	100.0%

Liquidity risk

The Company reported consecutive years of net loss of approximately $3.5 million and $1.7 million for the years ended December 31, 2023 and 2022, respectively. In light of the dependency on its key customers and significant decline in its revenues (from approximately $12.2 million for the year ended December 31, 2022 to $6.4 million for the year ended December 31, 2023), the Company’s operating cash flows and liquidity could be negatively impacted by the risk of potential loss of business (or reduction in purchase orders) from any such customers. The Company has historically funded its working capital needs from operations, equity financing and bank loans. In managing the Company’s liquidity risk, management monitors the Company’s operating cash flows, evaluates its collection risk and priorities its capital spending. As of December 31, 2023, the Company had cash of approximately $4.5 million. Based on the Company’s current business plan and cash flows projection, management believes the operating activities and existing funds can provide sufficient liquidity to meet the Company’s working capital requirements for at least twelve months from the date of this report.

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

Details of the suppliers accounting for 10% or more of total purchases are as follows:

	As of December 31,
	2023		2022		2021
Supplier A	$747,881	22.3%	$1,453,212	21.7%	$1,701,515	19.9%
Supplier B	—	—%	679,950	10.2%	1,407,690	16.5%
	$747,881	22.3%	$2,133,162	31.9%	$3,109,205	36.4%

Details of the suppliers which accounted for 10% or more of accounts payable are as follows:

	As of December 31,
	2023		2022
Supplier A	$94,913	29.2%	$185,982	11.1%
Supplier B	80,577	24.8%	—	—%
Supplier C	34,434	10.6%	—	—%
	$209,924	64.6%	$185,982	11.1%

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMBs into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Company had $81,226 and $263,350 of cash and cash equivalents denominated in RMB as of December 31, 2023 and 2022, respectively.

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

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2023 and 2022 consisted of the following:

	As of December 31,
	2023	2022
Accounts receivable	$445,500	$1,624,809
Less: allowance for estimated credit losses	—	—
	$445,500	$1,624,809

As of December 31, 2023, 2022 and 2021, no allowance for estimated credit losses has been established as management believes that amounts outstanding are fully collectible. For the year ended December 31, 2023 and 2022, the Company had written-off uncollectible accounts receivable of nil and $105,204 respectively. As the date of this report, the Company’s accounts receivable as of December 31, 2023 have been collected in full.

NOTE 4 - INVENTORIES

The composition of inventories are as follows:

	As of December 31,
	2023	2022
Raw materials	$48,422	$35,270
Work-in-progress	4,615,592	4,300,962
Finished goods	363,733	136,255
Total	$5,027,747	$4,472,487

During the years ended December 31, 2023, 2022 and 2021, there were no inventory reserves or inventory write offs.

NOTE 5 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2023	2022
Office equipment	$185,280	$187,234
Production equipment	7,746,905	7,357,634
Motor vehicles	387,741	389,333
Leasehold improvements	876,709	95,539
Less: accumulated depreciation and amortization	(3,523,051)	(2,895,174)
Property and equipment, net	$5,673,584	$5,134,566

Total depreciation and amortization expenses were $693,531, $303,269 and $259,122 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 6 - OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the followings:

	As of December 31,
	2023	2022
Accrued production cost	$252,569	$309,956
Accrued salary	177,995	161,761
Accrued social security benefits	110,906	105,155
Accrued utilities	34,683	25,817
Accrued business tax and others	49,198	75,283
Total	$625,350	$677,972

NOTE 7 - RELATED PARTY BALANCES AND TRANSACTIONS

In 2018, the Company entered into a rental agreement with Kambo Security Products Limited for office space in Hong Kong. The rental agreement is renewed annually. Kambo Security Products Limited is owned by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau, major shareholders of ILA. The major shareholders of ILA are committed to renewing the rental agreement with the Company for no less than 5 additional years. Rent expense for the years ended December 31, 2023 2022 and 2021 was approximately $74,000, $54,100 and $54,100, respectively.

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

During the years ended December 31, 2023, 2022 and 2021, interest expense related to these credit facilities was $18,859, $26,836 and $48,910, respectively.

The following table represents the maturity of the Company’s bank borrowings as of December 31, 2023:

For the years ending December 31,	Amount
2024	$129,722
2025	86,154
2026	89,330
2027	92,623
2028	58,740
2029	7,472
Total Bank Borrowings	$464,041

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

The Company has the following operating leases:

●	Real estate leases for its manufacturing factory and electroplating production line in the PRC (annual payment of approximately $622,000) that will expire on February 28, 2026 and September 30, 2026, respectively. Various office parking facilities (annual payment of approximately $16,000) that will expire on April 30, 2024 and November 30, 2024, March 31, 2024, respectively.

●	Office equipment lease (annual payment of approximately $4,000) that will expire on December 20, 2025, and various real estate leases for its office space in Hong Kong (annual payment of approximately $173,000) that will expire on December 31, 2024, June 15, 2024 and July 31, 2024, respectively.

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

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2024	$292,190
2025	93,185
2026	69,888
Total operating lease payments	455,263
Less: imputed interest	(19,786)
Present value of operating lease liabilities	$435,477

Operating lease expenses are allocated between the cost of revenues and selling, general, and administrative expenses. Total operating lease expenses were approximately $778,000, $497,000 and $408,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 10 – STOCK-BASED COMPENSATION

The Company operates a share-based payment scheme (the “Scheme”) for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Eligible participants of the Scheme include the Company’s directors, employees and consultants.

The 2022 Omnibus Equity Plan

The Board of Directors of the Company approved and adopted Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan (the “Equity Plan”) on October 20, 2022, which was approved at the stockholders’ meeting on December 16, 2022. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 2,500,000 shares.

On February 22, 2023, (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock options to purchase 820,000 ordinary shares of the Company (the “Shares”) at an exercise price of $1.23 per share, pursuant to Equity Plan, to sixteen officers, directors and employees of the Company and its subsidiaries (the “Grantees”) The Grants vested immediately on the Grant Date and each of the Grantees also entered into a Stock Option Agreement with the Company on February 22, 2023. The options will expire five (5) years from the Grant Date and may be exercised by cashless exercise pursuant to the terms and conditions of the Stock Option Agreement.

The stock options granted to officers, directors and employees are accounted for as equity awards and measured at their Grant Date fair values of $667,016 by using a binomial model. As of December 31, 2023, none of the Grants has been exercised. The Company does not believe that the stock options granted will have any dilution impact on the Company’s earnings per share since these stock options has not been exercised as of December 31, 2023 and the Company operated at a loss for the year ended December 31, 2023.

NOTE 11 – EQUITY TRANSACTIONS

Preferred shares

On July 16, 2021, the Company amended its articles of association and authorized 50,000,000 preferred shares with a par value of $0.0001. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2023 and 2022.

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

Hong Kong

The Company’s Hong Kong subsidiaries, including Hing Fat Industrial Limited, Kambo Locksets Limited, Bamberg (HK) Limited and Kambo Hardware Limited, are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended December 31, 2023, 2022 and 2021. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

PRC

The Company’s PRC operating subsidiary, Dongguan Xingfa Hardware Products Co., Ltd, is governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax rate of 25% after appropriate tax adjustments. The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years, through 2028.

(Loss) income before provision for income taxes is as follows:

	For the years ended
	December 31,
	2023	2022	2021
Cayman and BVI	$(1,658,203)	$(138,363)	$(335,802)
Hong Kong	(1,959,799)	(1,500,125)	(983,008)
PRC	172,723	(17,415)	(67,705)
Total	$(3,445,281)	$(1,655,903)	$(1,386,515)

Provision for income taxes were $56,237, nil and nil for the years ended December 31, 2023, 2022 and 2021.

Significant components of deferred tax assets are as follows:

	As of December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$972,930	$651,643
Total deferred tax assets	972,930	651,643
Deferred tax liabilities:
Depreciation	—	(14,955)
Total deferred tax liabilities	—	(14,955)

Total deferred tax assets-net	972,930	636,688
Less: Valuation allowance	(972,930)	(636,688)
Deferred tax assets, net	$—	$—

Future tax benefits which may arise as a result of net operating loss carry-forward have not been recognized in the accompanying consolidated financial statements as their realization has not been determined likely to occur. As of December 31, 2023 and 2022, the Company believes it is more likely than not that its PRC and HK subsidiaries will be unable to fully utilize their deferred tax assets related to their net operating loss carry-forward in the PRC and Hong Kong. If the Company is unable to generate taxable income in its PRC and Hong Kong operations, it is more likely than not that it will not have sufficient income to recognize the net deferred tax assets. As a result, the Company provided a 100% valuation allowance on its net deferred tax assets of approximately $973,000 and $637,000 related to its operations in the PRC and Hong Kong as of December 31, 2023 and 2022, respectively. The valuation allowance increased by $336,242, $242,472 and $185,995 during the year ended December 31, 2023, 2022 and 2021, respectively.

Reconciliation of effective income tax rate is as follows:

	For the years ended
	December 31,
	2023	2022	2021
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax rate differential (HK)	(4.8)	(7.7)	(6.0)
Tax effect of non-deductible expenses	(0.6)	—	—
Valuation allowance	(18.0)	(17.3)	(19.0)
Effective tax rate	1.6%	—%	—%

Uncertain tax position

There were no uncertain tax positions as of December 31, 2023 and 2022 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended December 31, 2023 and 2022, the Company did not incur any tax related interest or penalties.

NOTE 13 - SUBSEQUENT EVENTS

The Company has analyzed its operations subsequent to December 31, 2023, through the date of this report and have determined that the Company does not have any material subsequent events to disclose in these unaudited condensed consolidated financial statements.

NOTE 14 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

ILA became the parent company of the Company as a result of the execution of the Share Exchange Agreement in April 2020. ILA is a holding company with no bank account, did not have any significant capital and other commitments, and did not have any long-term obligations, or guarantees as of December 31, 2023. ILA did not have any business activities during the year ended December 31, 2023.

The following is the parent company balance sheets:

	As of December 31,
	2023	2022
	USD	USD
	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Investment in subsidiaries	$16,402,393	$19,451,811
TOTAL ASSETS	$16,402,393	$19,451,811

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$—	$—

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; none issued and outstanding as of December 31, 2023 and 2022	—	—
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 18,060,000 shares issued and outstanding as of December 31, 2023 and 2022	1,806	1,806
Additional paid-in capital	19,586,674	18,919,658
Retained earnings	(2,925,533)	575,985
Accumulated other comprehensive (loss) gain	(260,554)	(45,638)
TOTAL SHAREHOLDERS’ EQUITY	16,402,393	19,451,811

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,402,393	$19,451,811

The following is the parent company statements of operations and comprehensive loss:

	For the Years Ended
	December 31,
	2023	2022	2021
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
EQUITY LOSS	$(1,658,203)	$(1,538,363)	$(1,386,515)

NET LOSS	$(1,658,203)	$(1,538,363)	$(1,386,515)

COMPREHENSIVE LOSS
Net loss	$(1,658,203)	$(1,538,363)	$(1,386,515)
Foreign currency translation adjustments	(214,916)	(420,941)	52,289

COMPREHENSIVE LOSS	$(1,873,119)	$(1,959,304)	$(1,334,226)

