Form 20-F/A
period 2023-12-31
Intelligent Living Application Group Inc.
filed 2024-06-11
CIK 1814963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Auditor Name	Auditor Location	Auditor Firm ID
Wei, Wei & Co., LLP	Flushing, New York	2388

Explanatory Note

This Amendment No. 1 (the “Form 20-F/A”) to the Annual Report on Form 20-F of Intelligent Living Application Group Inc. (the “Company”) for the year ended December 31, 2023 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on April 30, 2024, is being filed for the purpose of amending Exhibit 12.1 and 12.2 of the Form 20-F in order to include the introductory language in paragraph 4 regarding responsibilities for establishing and maintaining internal control over financial reporting.

Except as described above, this Form 20-F/A does not, and does not purport to, amend, modify, update or restate any information set forth in the Form 20-F or reflect any events that occurred subsequent to the filing of the Form 20-F on April 30, 2024.

Exhibit No	Description
12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT LIVING APPLICATION GROUP INC.

/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer and Chairman of the Board

Date: June 11, 2024

2