Form 20-F
period 2024-12-31
Intelligent Living Application Group Inc.
filed 2025-04-28
CIK 1814963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were 18,060,000 ordinary shares issued and outstanding, par value US$0.0001 per share.

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

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business and technology development, financial conditions and results of operations fluctuations in interest rates;

●	our expectations regarding demand for and market acceptance of our products and services;

●	projections of revenue, earnings, capital structure and other financial items;

●	competition in our industry;

●	tariff, relevant government policies and regulations relating to our industry; and

●	general economic and business conditions in the markets in which we operate.

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

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we refer to in this report and any exhibits filed with this report completely and with the understanding that our actual future results may be materially different from what we expect.

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

There are legal and operational risks associated with being based in and having all our operations in Hong Kong and China. The Chinese government recently took regulatory actions on certain U.S. listed Chinese companies and made statement that it will exert more oversight and control over offerings and listings by Chinese companies that are conducted overseas, such as those related to the use of variable interest entities and data security or anti-monopoly concerns. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 is considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; and (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. The New Overseas Listing Rules also stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this prospectus, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. We are headquartered in Hong Kong and our major operational activities are carried out in Hong Kong, our main places of business are located in Hong Kong, and none of the senior managers in charge of operation and management of the Company is Chinese citizen or domiciled in China. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Also, all the senior managers in charge of business operation and management of the Company and its manufacturing subsidiary in China are non- Chinese citizens and do not have regular domicile in China, the main location of the business operations or business activities of the Company are in Hong Kong instead of mainland China and our manufacturing subsidiary in China only supplies its products to its affiliates in Hong Kong and does not sell them in mainland China. And the proportion of any indicator of the operating income, total profit, total assets or net assets of the mainland subsidiary in the most recent accounting year to the relevant data of the issuer’s audited consolidated financial statements for the same period shall not exceed 50%. According to the advice by our Chinese legal counsel Guangdong Wesley Law Firm, we believe the Company would not be deemed as “Indirect Overseas Issuance and Listing” under the Trial Administrative Measures, the New Overseas Listing Rules by CSRC do not apply to the Company. The Company owns 100% equity interest of all its subsidiaries including the manufacturing subsidiary in China and does not have a VIE structure. Our subsidiary in China manufactures and sells locksets to its affiliate in Hong Kong and is not a cyberspace operator with personal information of more than 1 million users or activities that affect or may affect national security and it does not have documents and materials which may adversely affect national security or public interests. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business. If there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as mainland Chinese companies. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Company’s auditor is headquartered in the U.S. and it is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022, and Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection on a regular basis.

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

As of the date of this report, we (1) are not required to obtain permissions from any PRC authorities to issue our ordinary shares to foreign investors, (2) are not subject to permission requirements from CSRC, CAC or any other entity that is required to approve of our operations in China, and (3) have not received or were denied such permissions by any PRC authorities. We are headquartered in Hong Kong with our chief executive officer, chief financial officer, chief operating officer and all members of the board of directors based in Hong Kong who are not Chinese citizens and most of our revenues and profits are generated by our subsidiaries in Hong Kong. Although we don’t believe we would be deemed as “Indirect Overseas Issuance and Listing” under the Trial Administrative Measures published by CSRC on February 17, 2023, this conclusion has not been confirmed by the CSRC., which may require us to file the offering related documents with CSRC and any failed filing for offering will subject us to fines and other penalties by CSRC. Also, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether our PRC subsidiary, will be required to obtain permission from the PRC government in connection with our listing on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. If we or our subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

Intelligent Living Application Group Inc. (“ILAG”) is incorporated in Cayman Islands as a holding company with no actual operations and it currently conducts its business through its subsidiaries in Hong Kong and China. There has been no cash flows and transfers of other assets between the holding company and its subsidiaries, other than that as of December 31, 2022, Kimbo Locksets and Intelligent Living Application Group Limited (BVI), both wholly owned subsidiaries of ILAG have paid approximately $1,671,000 for expenses related to the public offering of ILAG as intercompany loans and not as the dividend payment or distribution. For the year ended December 31, 2024 and 2023, ILAG BVI paid approximately $285,000 and $972,000 for general and administration expenses as intercompany loans and not as the dividend payment or distribution. None of our subsidiaries has made any dividend payment or distribution to our holding company as of the date this report and they have no plans to make any distribution or dividend payment to the holding company in the near future. Neither the Company nor any of its subsidiaries has made any dividends or distributions to U.S. investors as of the date of this report.

At operational level, Xingfa has sold products with markups to Hing Fat, in the amount of approximately $7.18 million and $6.54 million for the year ended December 31, 2024 and 2023, respectively. Hing Fat has sold products with markups to Kambo Locksets in the amount of approximately $7.33 million and $6.31 million for the year ended December 31, 2024 and 2023, respectively. Hing Fat has made payment to Xingfa approximately $6.42 million and $6.45 million for the year ended December 31, 2024 and 2023, respectively. Kambo Locksets has made payment to Hing Fat for approximately $6.46 million and $5.47 million for the years ended December 31, 2024 and 2023, respectively.

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

Regarding cash transfer to and from Xingfa, we are able to have such transfer through banks in China under current account items, such as profit distributions and trade and service-related foreign exchange transactions, which can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements with the banks. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. PRC laws and regulations allow an offshore holding company to provide funding to our wholly owned subsidiary in China only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly owned subsidiary in China or make additional capital contributions to fund Xingfa’s capital expenditures or working capital. For an increase of its registered capital, Xingfa needs to file such change of registered capital with the MOFCOM or its local counterparts. If the holding company provides funding to Xingfa through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches. Under PRC law, Xingfa is also required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. And the company shall not distribute any profits until any losses from prior fiscal years have been offset.

Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the years ended December 31, 2024, 2023 and 2022 and the selected consolidated balance sheets data as of December 31, 2024 and 2023 have been derived from our audited consolidated financial statements (“CFS”), which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited CFS and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited CFS are prepared and presented in accordance with US GAAP.

	December 31, 2024	December 31, 2023
Current assets	$8,815,426	$12,102,160
Total non-current assets	$5,624,795	$6,181,698
Total assets	$14,440,221	$18,283,858
Total current liabilities	$1,420,108	$1,390,963
Total non-current liabilities	$382,047	$490,502

	For the years ended December 31,
	2024	2023	2022
Revenue	$7,506,551	$6,443,357	$12,158,102
Operating expenses	$5,182,268	$4,527,090	$4,461,258
Net loss	$(3,690,287)	$(3,501,518)	$(1,655,903)

	For the years ended December 31,
	2024	2023	2022
Net cash used in operating activities	$(3,042,081)	$(3,163,187)	$(4,170,876)
Net cash used in investing activities	$(115,161)	$(1,360,274)	$(4,181,724)
Net cash provided by (used in) financing activities	$(44,557)	$(154,976)	$17,397,802
Net increase (decrease) in cash	$(3,202,819)	$(4,681,921)	$9,034,522

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with operations in Hong Kong and China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Summary of Risk Factors

An investment in our ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

●	Tariffs, trade war and changes in U.S. trade policies have and could continue to significantly reduce the volume of exporting our products into the United States, which may materially reduce our profit margin and our sales in the United States.

●	We may not be able to successfully introduce smart lock and security and internet of things (IoT) products that are in research and development.

●	We incurred net losses for the year ended December 31, 2024 and the past two years and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern over the next 12 months. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●	Fluctuations in the price, availability or quality of raw materials used in our products could cause manufacturing delays, adversely affecting our ability to provide goods to our customers or increase costs, any of which could decrease our sales or earnings.

●	Xingfa may experience material disruptions to its manufacturing operations in China that could result in material delays, quality control issues, increased costs and loss of business opportunities, which may negatively impact our sales and financial results.

●	We face risks related to health epidemics and other outbreaks, including the coronavirus (COVID-19), which has caused and may continue to cause business disruptions, resulting in a material adverse impact to our financial condition and results of operations.

●	Environmental regulations impose substantial costs and limitations on our operations and violation of environmental regulations might subject us to fines, penalties or suspension of production which could have material negative impact on our financial results.

●	We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.

●	We do not have any business insurance coverage.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

●	Any change of regulations and rules by Chinese government, including the limitations on usage of power, additional environmental protection requirements, moving technology in and out of the PRC or restriction on cash transfer out of PRC, may intervene or influence our operations in China at any time and any additional control over offerings conducted overseas and/or foreign investment in issuers with Chinese operations could result in a material change in our business operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to Doing Business in Hong Kong

●	It will be difficult to acquire jurisdiction and enforce liabilities against us, our officers, directors and assets based in Hong Kong and China.

●	The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us.

●	We cannot foresee the recently passed legislation of Basis Law Article 23 (Safeguarding National Security Ordinance) will create any legal impact on us, our business, our officers, our directors and assets based in Hong Kong and China. However, we cannot predict if our customers in the US may have special prospectus in doing business with us.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

In addition, please see “Risk Factors” below, and other information included in this report, for a discussion of these and other risks and uncertainties that we face.

Risks Related to Our Business

Tariffs, trade war and changes in U.S. trade policies have and could continue to significantly reduce the volume of exporting our products into the United States, which may materially reduce our profit margin and our sales in the United States.

We sell most of our products to the United States. Since 2017, the U.S. and China have been engaged in a trade dispute that has involved a number of actions against China including the imposition of tariffs on Chinese imports. On February 1, 2025, President Trump issued executive orders imposing a 25% tariff on products imported from Canada and Mexico and a 10% tariff on products imported from China, effective February 4, 2025. An additional 10% increase in the China tariffs became effective March 4, 2025. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China that brings the total additional tariff rate levied on Chinese goods since 2025 to 54%. On April 4, 2025, the Chinese government announced that China would impose a 34% tariff on goods imported from the United States. President Trump responded by further imposing an additional 50% tariff on goods imported from China that brings the total additional tariff rate levied on Chinese goods since 2025 to 104%. On April 9, 2025, China retaliated against U.S. tariffs by imposing tariffs of 84% on goods from the United States. On April 9, 2025, President Trump suspended reciprocal tariffs imposed on trade surplus countries for 90 days with exception of China, which faces an additional 41% tariff increase that brings the total additional tariff rate levied on products from China since 2025 to 145% which has made export of our products to the United State impossible. On April 11, 2025, China retaliated against U.S. tariffs by imposing tariffs of 125% on goods from the United States.

As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

The previous tariffs on products from Chinese have resulted in a material negative impact on our business and results of operations as we had to reduce our sales prices and profit margin to absorb some of the tariffs while still lost some orders, and these new tariffs or any additional actions will increase in the prices of our products and adversely affect the Company’s revenues and profitability or even make our export to United States impossible.

We continue to evaluate the impact of currently effective tariffs as well as other recent changes in foreign trade policy by the U.S. administration on our products. At this time, it is unknown how long U.S. tariffs on Chinese goods will remain in effect or whether additional tariffs will be imposed. Depending upon their duration and implementation, as well as our ability to mitigate their impact, these changes in foreign trade policy and any recently enacted, proposed and future tariffs on products from China, as well as general uncertainty in the tariff environment, will materially and negatively impact our business, results of operations and liquidity if the U.S. and China couldn’t reach a deal to reduce the tariffs from the current level.

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

Our new smart lock and security and internet of things (IoT) products that we have researched and developed might not be successful and might not generate the revenues and net incomes that we expect.

We have invested our efforts, time and resources in the research and development of smart locks in the past couple years and the outcome is uncertain whether such development will be successful. We have picked certain smart lock designs for production and launch of our Competitive Smart Lock in March 2025. We will continue to invest in the smart locks and software, equipment and machineries to manufacture parts and assembly line to produce smart locks. In early 2023, we engaged a Hong Kong based technology company to conduct research and development (“R&D”) in a series of smart home products and devices as a part of our smart lock, security and IoT products development strategy. Having considered the availability of talents and cost-benefit efficiency, we will continue to incur costs to outsource information technology developer(s) to develop software application and support functions of new smart lock products. In additional, we will incur marketing costs to generate customer interest and sales of such products in enough volume to make it a profitable product. If we fail to design and develop appropriate functions for our smart locks to attract enough customers and establish commercial manufacturing capabilities or if our smart lock products can’t meet the local regulatory requirements where we sell such products, our financial condition and results of operations may be adversely affected. If we fail to obtain and maintain patent, trade secret and other intellectual property protection and regulatory exclusivity for our new smart locks or if we are unable to ensure that we do not infringe, misappropriate or otherwise violate the valid patent, trade secret or other intellectual property rights of third parties regarding smart locks on the market, our business, financial condition and results of operations may be materially adversely affected.

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

We incurred net losses for the year ended December 31, 2024 and the past two years and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern over the next 12 months. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We incurred net losses of $3.7 million, $3.5 million and $1.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. As a result, we had negative cash flows from operating activities of approximately $3.0 million, $3.2million and approximately $4.1 million for the years ended December 31, 2024, 2023 and 2022. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

If and when we are unable to generate sufficient cash flows from operations to meet our working capital requirements and various operating needs, we may need to raise additional funds for our operations and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. If we are unable to achieve or maintain profitability, the market price of our shares may significantly decrease. In the event that the Company requires additional funding to finance its operations, the Company’s major shareholders have indicated their intent and ability to provide such financial support, however, there is no assurance such funding will be available when the Company needs it in the future.

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

In recent years, there have been outbreaks of epidemics in various countries. The outbreak of COVID-19 spread throughout the world, especially in China, the United States and Europe. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S. Our results of operations were materially adversely affected by the outbreak of COVID-19.

In 2022, there were outbreaks of the Omicron variant of the COVID-19 in Hong Kong where our headquarters are located and other cities in China, including Shenzhen, Shanghai, Guangzhou, Taiyuan, Changchun as well as Dongguan city where Xingfa is located, and travel restrictions, mandatory COVID-19 tests, quarantine requirements and/or temporary closure of office buildings and facilities were imposed by local governments. China eased the strict lockdown procedures in early December 2022, which led to surge in COVID infections in December 2022 and January 2023 and caused disruption our business operations as our migrant workers from other provinces in the manufacturing factory had to leave and go home early for the new year holidays and did not come back until March 2023. Although our operations have resumed to normal since March 2023, the government authorities may issue new orders of office closure, travel and transportation restrictions in China if there is any new variants or resurgence of the COVID-19, which will have material negative impact to our business and financial conditions.

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

We derive a significant portion of our revenues from a few major customers that are located in the United States. For the years ended December 31, 2024 and 2023, three and four customers accounted for 86% and 88% of our revenues, respectively. In addition, our five largest customers in aggregate accounted for 95% and 92% of our revenues for the years ended December 31, 2024 and 2023, respectively. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for our products by these customers in the end-user marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any of our three largest customers terminates the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

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

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract quality customers depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Our efforts to promote our sales and to build our brand have caused us to incur selling and marketing expenses of approximately $1,103,000, $60,000 and $105,000 for the years ended December 31, 2024, 2023 and 2022, respectively. Our COO has taken a marketing trip recently to promote our products in the US for new and potential customers. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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

Xingfa uses a variety of chemicals and produce significant emissions and powder dust in our lockset manufacturing operations. The stamping and casting machines in the manufacturing facility create high decibel noise. As such, Xingfa is subject to various national and local environmental laws, occupational safety and health (“OSH”) laws and regulations in China concerning issues such as air emissions, wastewater discharge, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. For example, in April 2018, Xingfa was ordered by Dongguan Environmental Protection Bureau to pay a fine of RMB100,000 (approximately $14,000) for failure to meet the air emission requirement, which Xingfa has paid and corrected the non-compliance emission. While we believe that Xingfa’s facilities are in material compliance with all applicable environmental and OSH laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated. If Xingfa fails to comply with the environmental regulations, it could face fines, penalties and our production facility-y(-ies) operations might be suspended until we comply, which could have material negative impact on our operation and financial results.

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

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting (“ICFR”) for the year ending December 31, 2023, the first year beginning after our IPO. This assessment needs to include disclosure of any material weaknesses identified by our management in our ICFR and, after we cease to be an “emerging growth company,” a statement that our independent registered public accounting firm has issued an opinion on our ICFR.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our ICFR, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our ICFR is effective, or if, when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Ordinary Shares to decline, and we may be subject to investigation or sanctions by the SEC.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

At such time that our independent registered public accounting firm is required to formally attest to the effectiveness of our ICFR, it may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

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

According to current laws and regulations, the capital subscribed by all shareholders shall be fully paid within five years from the date of establishment of the company in accordance with the provisions of the company’s articles of association. For companies registered and established before June 30, 2024, if the remaining subscribed capital period of a limited liability company exceeds 5 years from July 1, 2027, the remaining subscribed capital period shall be adjusted to within 5 years before June 31, 2027. If we are unable to complete the capital payment within the prescribed time, we may face penalties from administrative authorities, including fines and revocation of business licenses.

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

There remains international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our IPO into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a depreciation of the RMB against the U.S. dollar may reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our ordinary shares.

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

Xingfa is required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where Xingfa operate its businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this report, we believe that Xingfa has made employee benefit payments in material aspects. If Xingfa fails to make adequate payments in the future, it may be required by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount in arrears. If Xingfa is subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

Xingfa has been subject to stricter regulatory requirements in entering into labor contracts with its employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of its employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and became effective on July 1, 2013, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that Xingfa decides to terminate some of its employees or otherwise change its employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe Xingfa’s current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

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

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for IPO and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The new rules provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited CFS for the most recent fiscal year; and (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. Although we are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens and most of our revenues and profits are generated by our subsidiaries in Hong Kong, it is not certain whether we might be determined by CSRC as a Chinese entity under New Overseas Listing Rules which will require us to file the offering related documents with CSRC.

On December 28, 2021, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. In addition, CIIOs and Online Platform Operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office, if they plan to conduct listings in foreign countries. Although we are not an CIIO or an Online Platform Operator as defined in the Review Measures, it is not certain whether any future regulations will impose restrictions on the business that we are currently engaging in China, which is manufacturing lockset. As of the date of this report, we have not received any notice from any authorities identifying us as a CIIO, Online Platform Operator or requiring us to undertake a cybersecurity review by the CAC.

On July 23, 2021, General Office of the State Council promulgated “Opinions on Further Reducing Students’ Homework Burden and After-school Tutoring Burden at the Stage of Compulsory Education”, pursuant to which the institutions that offer tutoring of school curriculum shall be registered as non-profit organizations and are not allowed to make profits and raise capital. The new regulation also disallows foreign investment in these institutions through acquisitions, franchise or contractual agreements. Although we only manufacture lockset products in China and do not engage in CIIO, Online Platform Operator or any education or tutoring related business, our stock price may be negatively affected by these new regulations as they have materially negatively affected stock prices of the U.S listed Chinese companies which are the CIIOs, Online Platform Operators or in the tutoring business. Any additional restriction, scrutiny or negative publicity of the U.S.-listed Chinese companies could cause the U.S. investors less interested in our ordinary shares, or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.

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

We may be affected by the recently effect by the Basic Law Article 23: Safeguarding National Security Ordinance

On March 23, 2024, the Basic Law Article 23: Safeguarding National Security Ordinance took effect. We have accessed the content and believe our business operations in Hong Kong will not be adversely affected by this new law. However, our customers in U.S. and investors may have different point of view on the impact of this new law which could in turn adversely affect our business operations and financial results.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the US dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not change in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

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

Risks Related to Our Ordinary Shares

Risks Relating to Our Shares

We may fail to meet continued listing requirements on the NASDAQ Capital Market

On January 23, 2025, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days, the Company no longer meets the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Marketplace Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, until July 22, 2025 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time before the expiration of the Compliance Period the bid price of the Company’s ordinary shares closes at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance. If the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

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

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in the international lockset, hardware and real estate markets;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other lockset and hardware companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates among RMB, HK dollar and the U.S. dollar; and

●	Tariffs, trade war, general economic, health or political conditions in Hong Kong, China and worldwide.

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

As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures to become a public company. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our BOD or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Mr. Bong Lau, our Chairman and CEO will have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Mr. Bong Lau, our Chief Executive Officer and chairman of the Board beneficially own 70% of the voting power of our total issued and outstanding shares. As a result of their significant shareholding, Mr. Bong Lau, has, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of voting power may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Ordinary Shares may view as beneficial.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one vote and each Series A Preferred Share is entitled to 20 votes. The Series A Preferred Shares may be converted into Ordinary Shares by its holder. We have authorized 50,000,000 Preferred Shares and our Chairman and Chief Executive Officer Mr. Bong Lau, beneficially owns all of the 2,000,000 issued and outstanding Series A Preferred Shares. As a result of this dual-class share structure, the holder of our Series A Preferred Shares will have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holder of Series A Preferred Shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Share. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Ordinary Shares may view as beneficial.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Because more than 50% of the voting power for the election of our directors are controlled by Mr. Bong Lau, our Chief Executive Officer and Chairman of the board of directors, we are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for, exemptions from several of Nasdaq’s corporate governance requirements, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors; an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

We currently do not intend to rely on the corporate governance exemptions available to “controlled companies”, however, we may choose to rely on such exemptions in the future. Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies as long as Mr. Bong Lau controls more than 50% of the voting power of our Company and our board determines to rely upon one or more of such exemptions.

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

In 1993, as the laws and regulations for processing with imported materials entity had changed in China, we established our wholly foreign owned entity (WFOE) subsidiary, Dongguan Xingfa Hardware Products Limited (“Xingfa”) located in Shatian County, Dongguan City, Guangdong Province of PRC. Xingfa is equipped with various types of machines such as die casting machines, furnace, polishing machines and other machines for metal processing in a 17,560 m2 manufacturing facility. In light of excess production capacity due to current economic conditions, Xingfa subleased one plant building of approximately 4,300 m2 to reduce our operating costs.

●	We restructured our corporate organization in 2009 and incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to manage the door lockset manufacturing activities of Xingfa and to conduct research and development.

●	On March 26, 2014, Kambo Locksets Limited (“Kambo Locksets”) was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products in North America market and became our subsidiary as a result of reorganization.

●	On February 25, 2015, Kambo Hardware Limited (“Kambo Hardware”) was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North America.

●	Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com.

●	On July 17, 2019, the Company issued 500,000,000 ordinary shares to its shareholders. On August 14, 2019, these shareholders surrendered an aggregate of 499,990,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s initial public offering.

●	A reorganization of the Company’s legal entity structure was completed in April 2020. The reorganization involved the incorporation of ILAG in July 2019 and execution of the Share Exchange Agreement between ILAG and ILA BVI in April 2020 (the “Share Exchange Agreement”) whereby ILAG took control of ILA BVI and its wholly owned subsidiaries by acquiring all the outstanding shares of ILA BVI with ordinary shares of ILAG. Pursuant to the Share Exchange Agreement, ILAG and ILA BVI exchanged 2,550,000 shares of ILA BVI for 12,990,000 ordinary shares of ILAG. This transaction was treated as a recapitalization of the Company and the financial statements give retroactive effect to this transaction.

●	On July 16, 2021, the BOD and Shareholders of the Company approved the Amended and Restated Memorandum and Articles of Association of the Company and our authorized share capital currently is $50,000 divided into 500,000,000 shares, comprising of (i) 450,000,000 ordinary shares, par value of $0.0001 each; and (ii) 50,000,000 preferred shares, par value of $0.0001 each.

●	On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and were incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of British Virgin Islands (“BVI”).

●	Through Intelligent Living Application Group Limited in BVI, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg, and through Hing Fat, we own 100% of the equity interest in Xingfa.

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

On July 15, 2022, the Company closed its IPO of 5,060,000 ordinary shares, par value $0.0001 per share, at $4.00 per share. The gross proceeds from the IPO were $20.24 million, before deducting underwriting discounts and other related expenses. The ordinary shares of the Company began trading on The Nasdaq Capital Market on July 13, 2022 under the ticker symbol “ILAG.”

On October 12, 2022 (the “Effective Date”), Hing Fat Industrial Limited and Dongguan Xingfa Hardware Products Co., Ltd. (“Buyer”) entered into an Asset Purchase Agreement (the “Agreement”) with Hu Xiongjie, a citizen of Singapore (the “Seller”), pursuant to which the Seller agreed to sell to the Buyer an electroplating production line, including but not limited to equipment, machinery, tanks, fixtures, flowlines, improvements and mixed property located in Dongguan City, Guangdong, China (the “Asset”) for $4,500,000 in cash. The Seller’s clientele details, books, accounting records and liabilities are excluded from this transaction. Pursuant to the Agreement, Buyer shall pay a refundable deposit of $2,000,000 on Effective Date and Buyer shall check operational conditions and access the value of the Asset at current market rate within ten (10) days of the Effective Date, and if Buyer accepts the Purchase Price, an intermediate payment of $1,000,000 shall be then paid. Upon closing, Buyer shall pay Seller an additional amount of $1,000,000. A residual of $500,000 shall be held by the Buyer for one (1) year from closing date as quality guarantee for possible tax liabilities, defects or required repair(s) of the Asset. The balance of Purchase Price shall be paid after deduction of costs of repairment related to unidentified defects or problems with the Asset at transfer date. As of the date of this report, the Buyer has paid all $4,500,000 to the Seller.

On February 6, 2025, the Board of Directors (the “Board”) of the Company, pursuant to the Articles of Association of the Company, designated 2,000,000 Preferred Shares of the Company as series A preferred shares of the Company, par value US$0.0001 each (“Series A Preferred Shares” or the “Subject Shares”), with the following terms:

I. Voting Right: At any general meeting, (i) on a show of hands every holder of the Subject Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have twenty (20) votes for every fully paid Subject Share, and (ii) on a poll every holder of the Subject Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have twenty (20) votes for every fully paid Subject Share; and

II. each Series A Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.0001 (“Ordinary Share”) at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series A Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series A Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series A Preferred Shares; and

III. upon any sale, transfer, assignment or disposition of any Series A Preferred Share by such shareholder of the Company to any person who is not an affiliate of such shareholder, or upon a change of control of any Series A Preferred Share to any person who is not an affiliate of the registered shareholder of such share, as determined by the Board, such Series A Preferred Share shall be automatically and immediately converted into one Ordinary Share (the “Automatic Conversion”). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Series A Preferred Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series A Preferred Shares, in which case all the relevant Series A Preferred Shares shall be automatically converted into the same number of Ordinary Shares; and

IV. other than the Automatic Conversion, any conversion of Series A Preferred Shares into Ordinary Shares by a holder thereof (the “Conversion Shareholder”) shall be effected by means of the repurchase of each relevant Series A Preferred Share for cancellation and allotting and issuance of an Ordinary Share, credited as fully paid (the “Ordinary Conversion”). Both the Automatic Conversion and the Ordinary Conversion shall become effective forthwith upon the Register of Members being updated; and

V. all other rights of the Subject Shares will be the same as the Ordinary Shares and any other Preferred Shares.

On February 19, 2025 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board of Directors (the “Board”) of the Company granted stock awards of ordinary shares of the Company, par value $0.0001 (the “Ordinary Shares”), pursuant to the Company’s 2022 Omnibus Equity Plan, to certain officers and employees of the Company and its subsidiaries (the “Grantees”), including: 400,000 Ordinary Shares to Wynn Hui, Chief Technical Officer and a director of the Company, 400,000 Ordinary Shares to Bun Lau, Chief Operating Officer and a director of the Company, 400,000 Ordinary Shares to Errol Hui, Vice President of Engineering of the Company, 100,000 Ordinary Shares to Frederick Wong, Chief Financial Officer of the Company, 80,000 Ordinary Shares to Wei Zhong, Vice President of Finance of the Company as well as 40,000 Ordinary Shares to each of the independent directors of the Company, namely Monique Ho, Chun Fai (Kenneth) Liu, Carina Chui and Henry Yeung. On the Grant Date, the Committee and the Board also granted 2,000,000 Series A Preferred Shares, par value US$0.0001 to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board and each Series A Preferred Share is entitled to twenty (20) votes (collectively, the “Grants”). The Grants vested immediately on the Grant Date and each of the grantees also entered into an Unrestricted Stock Award Agreement with the Company on February 19, 2025.

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

To meet increasing consumer needs for smart locks and smart home products, Hing Fat has been researching and developing smart locks in the past couple years. Most of our research and development on smart locks have been done internally by our technician and engineers, except that Hing Fat hired outside services for approximately $25,000 in 2017. Because of tariff war and outbreak of COVID-19, we did not further progress on the software for our smart locks until early 2023. Since then, we have reinitiated the process to develop devices and software applications for our smart locks. On March 6, 2025, the Company announced the launch of its Competitive Smart Lock and the first batch of new smart locks has been shipped to the United States and will be available in its online store at Amazon.com soon.

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

Smart Lock

We launched our Smart Lock in March 2025 and the first batch of new smart locks has been shipped to the United States and will be available in its online store at Amazon.com soon. The innovative features and benefits of the new smart lock include:

●	Advanced Security: Encryption and multiple authentication methods ensure robust protection.
●	Convenience: Remote access and seamless integration with smartphones.
●	Aesthetic Appeal: Sleek design that complements various home décors.

Our Suppliers

In past years, our primary raw materials are brass, iron and zinc alloy. We started to use stainless steel to partially substitute brass from the second half of 2021. And we managed to replace substantial usage of brass with stainless steel since 2023. Raw materials by weight of our locksets basing on bill of materials and actual weighting, approximately 58% are iron, 30% are zinc alloy, 1% are brass and 11% are stainless steel for the year ended December 31, 2024 while approximately 50% are iron, 38% are zinc alloy, 1% are brass and 11% are stainless steel for for 2023. We don’t have long term purchase contracts with our suppliers but only purchase via orders. For procurement purpose, management will get master quote from at least two suppliers for every three (3) months. Management will bargain purchase price by taking into account price trends of brass, iron, zinc alloy, and stainless-steel commodity and quantity volume discount. Xingfa has purchased approximately 5 tonnes brass, 525 tonnes iron, 276 tonnes zinc alloy and 100 tonnes stainless steel for the year ended December 31, 2024, while approximately 11 tonnes brass, 490 tonnes iron, 373 tonnes zinc alloy and 103 tonnes stainless steel for the year ended December 31, 2023.

Xingfa purchased iron from three Chinese suppliers in Guangdong province in year 2024.

Xingfa purchased zinc alloy from two suppliers. One supplier ships zinc alloy from Shanghai and Dongguan while one Hong Kong supplier ships them from Shenzhen in 2024.

Xingfa purchased brass from various subsidiaries of one supplier in Dongguan and Shanghai in 2024.

Xingfa purchased stainless steel from two suppliers in Guangdong province in 2024.

We have business relationships with our iron, zinc alloy and brass suppliers for over 5 years. Some of them are public companies or subsidiaries of public companies listed on Shanghai, Shenzhen or Hong Kong Stock Exchanges and the supplies and availabilities of our raw materials have never been an issued for us in the past. Also, all of our primary raw materials are general commercial commodities. For 2024, total global production of: (i) brass is approximately 23 million tonnes; (ii) iron is approximately 2.5 billion tonnes and (iii) zinc alloy is approximately 12.5 million tonnes; (iii) stainless steel is approximately 60 million tonnes. There are numbers of suppliers in China of our raw materials. Therefore, even our existing suppliers may be temporarily short in inventory, we can place purchase order to other suppliers without difficulty and price premium.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

We mostly rely on our know-how for production processes. Currently, Bamberg (HK) Limited has one registered trademark for Bamberg in the U.S. and one registered trademark for Bamberg in Hong Kong, which are utilized for our self-branded products, and the Company has one trademark of ILAG in Hong Kong as our group holding company logo for our general company image and marketing purpose. In addition, we and our subsidiaries have three registered domain names in Hong Kong, namely i-l-a-g.com, kambo.com.hk and bamberggroup.com.

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

Competition

We face competition from worldwide brands such as Kwiksets, Schlage, and other domestic manufacturers in Hong Kong and China. The Company positions its products as affordable high-quality mechanical Grade 2 and Grade 3 locksets. In Asia, there are only a few manufacturers in China and South-east Asia that are capable of competing with us on such products.

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

We have launched research in smart locks functions, communication protocols, available designs and suppliers of electronic parts in the market as a part of our R & D process of smart lock products. Our in-depth knowledge in lockset mechanics makes it easier for us to enter into smart locks market by incorporating relevant electronic parts into our locksets after we develop the software system. We launched our first smart lock product in March 2025. In additional, our long relationship with our customers makes it quicker for us to introduce new products including future smart locks to the market.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be warned and each imposed a fine of between RMB500,000 and RMB5,000,000.  The new rules provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. We are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens and most of our revenues and profits are generated by our subsidiaries in Hong Kong. We don’t believe we are subject to the New Overseas Listing Rules.

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

Company law

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013,2018 and 2024. The Company Law of the People’s Republic of China (Revised in 2023) has come into effect on July 1, 2024. According to regulations, the registered capital of a limited liability company is the amount of capital subscribed by all shareholders registered with the company registration authority. The capital subscribed by all shareholders shall be fully paid within five years from the date of establishment of the company in accordance with the provisions of the company’s articles of association. According to the “Provisions of the State Council on the Implementation of the Registration and Management System for Registered Capital of the Company Law of the People’s Republic of China”, for companies registered and established before June 30, 2024, if the remaining subscribed capital period of a limited liability company exceeds 5 years from July 1, 2027, the remaining subscribed capital period shall be adjusted to within 5 years before June 31, 2027, and shall be included in the company’s articles of association. Shareholders shall fully pay their subscribed capital within the adjusted subscribed capital period. The Company Law also stipulates that if a company fails to adjust its registered capital and subscription period during the transition period and makes actual payments according to the adjusted registered capital and subscription period, it may face penalties from administrative authorities, including fines, revocation of business license, etc. Enterprises may be included in the abnormal credit system list, and their legal representatives may also be subject to corresponding restrictions.

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
100%
(Mainland China)
Dongguan Xingfa Hardware Products Co., Ltd. (incorporated in Dongguan, PRC)

D. Property, Plants and Equipment

Our headquarter and sales office in Hong Kong operate in an approximately 300m2 office in an industrial building. The office is leased from a related company, Kambo Security Products Limited. Kambo Security Products Limited is owned by Mr. Yu Bong Lau (Bong), Mr. Bun Lau, Mr. Wynn Hui and Mr. Po Ching Hui, brother of Mr. Wynn Hui. The rent paid to Kambo Security Products Limited is determined according to the market value of similar property quotes from a Hong Kong property agent. We most recently renewed the lease of the property from January 1, 2025 for one year, with annual rent of HK$576,000 ( US$74,000).

Our manufacturing facility is operated under Dongguan Xingfa Hardware Products Co., Ltd. (“Xingfa”), which is equipped with different types of machines in a 17,560 m2 production facility which can produce about 6,000,000 locksets per annum. Xingfa leases 15,810 m2 of land use rights for our factory from March 1, 2024 to February 28, 2026 from Dongguan Shatian Town Hengliu Equity Economic Union, a third party, with annual rent of RMB 2,032,000 (US$285,000).

We acquired an electroplating production line at 5/F., Tower A, Shun Hang Environment Projection Industrial Park, Shatian Town, Dongguan, Guangdong. The lease for the production line factory is from April 1, 2023 to September 30, 2026 with Dongguan Shun Hang Metal Productions Company Limited, a third party, with annual rent of RMB 660,000 (US$93,000).

Currently, we mainly lease the following properties to conduct our business:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong	Kambo Security Products Limited	$74,000	December 31, 2024	Head Quarter Office
No. 43, Min Tian Main Street, Shatian Town, Dongguan, Guangdong, PRC	Dongguan Shatian Town Hengliu Equity Economic Union	$285,000	February 28, 2026	Production Plant and Office
5/F., Tower A, Shun Hang Environment Projection Industrial Park, Shatian Twon, Dongguan, Guangdong, PRC	Dongguan Shun Hang Metal Productions Company Limited	$93,000	September 30, 2026	Production Plant

We believe we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our CFS and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

5A. Operating Results

Overview

Headquartered in Hong Kong, we manufacture and sell high quality mechanical locksets to customers mainly in the United States (US) and Canada and have continued to diversify and refine our product offerings in the past 40 years to meet our customers’ needs. We believe our wholly-owned subsidiary Xingfa is one of the pioneers of mechanical lockset manufacturing in China. Since inception, to cope with our development and increase customer satisfaction in quality, we keep investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. In order to obtain the confidence of our customers, Xingfa has the ISO9001quality assurance certificate.

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

Currently, approximately 99% of our revenues are from products sold in the US, and the remaining products are sold in Canada. We build our distribution network by working with our large and small business partners in different geographic areas to sell our products. More information about geographical distribution of our revenues can be found in “Segment reporting in Note 3 of Notes to the Consolidated Financial Statements”.

For 40 years, we manufacture and sell high quality mechanical locksets and continue to grow and increase our product offerings. The predecessor of Hing Fat commenced our business of selling door locksets in 1981. In 1983, we started processing door locksets to fulfill orders from US customers with imported materials at a small manufacturing workshop in China which became our current manufacturing subsidiary, Xingfa. Since then, our mission is to “produce high quality lockset products at affordable prices.”

We sell our products mainly to the US and Canada (“North America”) through one of our Hong Kong registered subsidiaries, Kambo Locksets. Kambo Hardware, another wholly owned subsidiary of the Company targets and distributes locksets and related hardware to countries other than the US and Canada and it mainly serves our customers in Asian countries.

In 1993, as the laws and regulations for processing with imported materials entity changed in China, we established our wholly foreign owned entity (WFOE) subsidiary, Dongguan Xingfa Hardware Products Limited (“Xingfa”) located in Shatian County, Dongguan City, Guangdong Province of PRC. Xingfa is equipped with various types of machines such as die casting, furnace, polishing and other machines for metal processing in a 17,560 m2 manufacturing facility. In light of excess production capacity due to current economic conditions, Xingfa subleased one plant building of approximately 4,300 m2 to reduce our operating costs.

●	We restructured our corporate organization in 2009 and incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to manage the door lockset manufacturing activities of Xingfa and to conduct research and development.

●	On March 26, 2014, Kambo Locksets Limited was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products in North America market and became our subsidiary as a result of reorganization.

●	On February 25, 2015, Kambo Hardware Limited was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North America, mainly in Asian countries.

●	Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com

●	On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and were incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of BVI.

●	On July 17, 2019, the Company issued 500,000,000 ordinary shares to its shareholders. On August 14, 2019, these shareholders surrendered 499,990,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s IPO.

●	A reorganization of the Company’s legal entity structure was completed in April 2020. The reorganization involved the incorporation of ILAG in July 2019 and execution of the Share Exchange Agreement between ILAG and ILA BVI in April 2020 (the “Share Exchange Agreement”) whereby ILAG took control of ILA BVI and its wholly owned subsidiaries by acquiring all the outstanding shares of ILA BVI with ordinary shares of ILAG. Pursuant to the Share Exchange Agreement, ILAG and ILA BVI exchanged 2,550,000 shares of ILA BVI for 12,990,000 ordinary shares of ILAG. This transaction was treated as a recapitalization of the Company and the financial statements give retroactive effect to this transaction.

●	On July 16, 2021, the BOD and Shareholders of the Company approved the Amended and Restated Memorandum and Articles of Association of the Company and our authorized share capital currently is $50,000 divided into 500,000,000 shares, comprising of (i) 450,000,000 ordinary shares, par value of $0.0001 each; and (ii) 50,000,000 preferred shares, par value of $0.0001 each.

●	Through Intelligent Living Application Group Limited in BVI, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg, and through Hing Fat, we own 100% of the equity interest in Xingfa.

●	On February 6, 2025, the Board of Directors (the “Board”) of the Company, pursuant to the Articles of Association of the Company, designated 2,000,000 Preferred Shares of the Company as series A preferred shares of the Company, par value US$0.0001 each (“Series A Preferred Shares”) which shall have twenty (20) votes for every fully paid Series A Preferred Share at any general meeting. The Compensation Committee of the Board and the Board granted the 2,000,000 Preferred Shares to Mr. Bong Lau, the Chairman and CEO of the Company on February 19, 2025.

●	On February 25, 2025, Intelligent Living Application Group Inc. (the “Company”) entered into a Placement Agency Agreement (the “PAA”) with Craft Capital Management LLC (“Craft Capital”), as the Placement Agent, to issue and sell 1,034,483 ordinary shares (the “Shares”) of the Company, $0.0001 par value per share (“Ordinary Shares”), at a purchase price of $0.58 per Share. The Shares were offered by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-274495), that was declared effective by the Securities and Exchange Commission on December 4, 2023 (the “Registration Statement”), on a best-efforts basis (the “Offering”). The offer and sale of the Shares in the Offering are described in the Company’s prospectus constituting a part of the Registration Statement, as supplemented by a final prospectus supplement dated February 25, 2025. Pursuant to the terms of the PAA, the Company agreed to pay the Placement Agent a cash fee equal to 8.0% of the gross proceeds of the Offering and to reimburse the Placement Agent for certain of its expenses in an aggregate amount up to $50,000. The Company also agreed to issue, as additional compensation, to the Placement Agent, placement agent warrants to purchase up to 41,380 Ordinary Shares, equivalent to 4% of the Shares, at an exercise price of $0.783 per share. The warrants have a term of three years after February 25, 2025. In addition, the Company and its officers and directors, agreed to a 90-day “lock-up” period from the closing date of the Offering, subject to certain exceptions. The offering closed on February 27, 2025 and the gross proceeds from the offering, before deducting the placement agent’s fees and other offering expenses, is $600,000

Until 2018, we have maintained a profitable business with steady growth in our revenues and earnings. In 2018, we experienced the sudden impact caused by the tariff war between the US and China that resulted in a decrease in or suspension of orders in late 2018 and first half of 2019. Our sales orders from our customers in the US stabilized and recovered since the middle of 2019 as the market digested information about the tariff war. However, our factory was temporarily closed in early 2020 and the supply chain and logistics for raw materials and delivery of finished products were disrupted because of COVID-19. In 2022, there were outbreaks of the Omicron variant of the COVID-19 in Hong Kong and many other cities in China, including Shenzhen, Shanghai, Guangzhou, Taiyuan, Changchun as well as Dongguan city where Xingfa is located, and travel restrictions, mandatory COVID-19 tests, quarantine requirements and/or temporary closure of office buildings and facilities were imposed by local governments. China eased the strict lockdown procedures in early December 2022, which led to surge in COVID infections in December 2022 and January 2023 and caused disruption our business operations as our migrant workers from other provinces in the manufacturing factory had to leave and go home early for the new year holidays and did not come back until March 2023. Our recovery after COVID-19 pandemic was negatively impacted by high interest rate which has caused a slowdown in real estate market in US, from which we generate most of our revenues. Our revenues were approximately $7.5 million and $6.4 million for the years ended December 31, 2024 and 2023, respectively. On February 1, 2025, President Trump issued executive orders imposing a 25% tariff on products imported from Canada and Mexico and a 10% tariff on products imported from China, effective February 4, 2025. An additional 10% increase in the China tariffs became effective March 4, 2025. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China that brings the total additional tariff rate levied on Chinese goods since 2025 to 54%. On April 4, 2025, the Chinese government announced that China would impose a 34% tariff on goods imported from the United States. President Trump responded by further imposing an additional 50% tariff on goods imported from China that brings the total additional tariff rate levied on Chinese goods since 2025 to 104%. On April 9, 2025, China retaliated against U.S. tariffs by imposing tariffs of 84% on goods from the United States. On April 9, 2025, President Trump suspended reciprocal tariffs imposed on trade surplus countries for 90 days with exception of China, which faces an additional 41% tariff increase that brings the total additional tariff rate levied on products from China since 2025 to 145% which has made export of our products to the United State impossible. We must develop markets in Asia and other regions to mitigate the natively impact caused by this tariff war. On April 11, 2025, China retaliated against U.S. tariffs by imposing tariffs of 125% on goods from the United States.

We deployed alternative pricing strategies to alleviate the negative impact from COVID-19 and previous higher tariffs as we raised our unit product selling price in July 2021. Due to the price increase, slow recovery from COVID-19 and the high interest rate in the US, our revenues decreased by approximately $5.7 million or 47% for the year ended December 31, 2023 compared to 2022. Our profit margin decreased to 9.8% for 2023 from 18.1% for 2022. If the idle capacity impact was removed, our profit margin decreased to 15.2% in 2023. The decrease in margin during 2023 was mainly due to the increase of labor costs and raw materials such as zinc alloy and iron.

Our revenues from sales of door locksets increased by $1,063,194, or 16.5% for the year ended December 31, 2024 to $7,506,551 from $6,443,357 for the year ended December 31, 2023. The increase was mainly due to increase in units sold in 2024. We renegotiated bank borrowings with lower interest rate to sustain our operation cash needs. Our bank borrowings outstanding as of December 31, 2024 was approximately $0.4 million as compared to approximately $0.5 million as of December 31, 2023. Selling and marketing expenses increased to $1,102,778 in 2024 from $59,841 for 2023 because of increase in market research expenses. Our general and administrative expenses decreased to approximately $3.4 million for 2024 from approximately $4.4 million for 2023 because of decrease in compensation to directors and executive officers and professional fees as a public company. Finance costs were decreased to $25,834 for 2024 from $26,935 for 2023. The combination of all above factors, along with decrease in other income and increase of provision for income tax, have resulted in an increase of our net loss of $188,769 to $3,690,287 for 2024 from $3,501,518 for 2023.

Currently, our customer and geographical market concentration are high. To mitigate the issues of concentration of customers and geographical markets, we are contacting property and hotel/service apartment developers in China and South-east Asia to diversify our customer base and reduce our market concentration. The following table shows revenues from customers that accounted for more than 10% of our total operating revenues:

	For the years ended
	December 31,
	2024		2023		2022
Customer A	$2,823,568	37.6%	$1,786,656	27.5%	$5,654,248	46.5%
Customer B	1,442,988	19.2%	888,595	13.7%	1,871,116	15.4%
Customer C	2,213,651	29.5%	1,723,506	26.5%	1,586,681	13.1%
Customer D	—	—	1,332,746	20.5%	1,306,755	10.7%
	$6,480,207	86.3%	$5,731,503	88.2%	$10,418,800	85.7%

The following table sets forth the Company’s revenues from customers by geographical areas based on the location of the customers:

	For the years ended
	December 31,
	2024	2023	2022
US	$7,393,736	$6,364,773	$11,717,347
Canada	112,815	78,584	440,755
Total	$7,506,551	$6,443,357	$12,158,102

Our profit margin was approximately 6.8% due to the tariff war between US and China started in 2018. To mitigate the impact of tariff war, we have launched a series of procurement actions to reduce the costs, and we managed to gradually improve our profit margins, which was 17.5% for 2024, 9.8% for 2023 and 18.1% for 2022. In addition, once tariff war is settled and inflation is under control along with our continuous efforts in expanding product selections and varieties, better procurement of raw materials, ability to improve production efficiency, attracting new customers and initiatives to reduce our overhead costs, we hope to return to profitability. As the permit for electro-plating production is more stringently regulated in China, we acquired an electro-plating production line in 2022 in an industrial park near our Xingfa factory to reduce outsourced electro-plating costs. However, the high interest rate and tariff war between China and U.S. have made our customers more cautious in placing more orders. As a result, our gross margin was negatively affected by amortization of idle capacity. To increase the utilization rate, the management is developing electro-plating business to provide services to third parties with our newly acquired plant and also continued the development of new smart lock products for mainland China, Cambodia and Hong Kong markets which expect to launch by the end of 2025.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the follows:

●	Our Relationship with Customers. We rely heavily on customers’ demand to sell our products. Our three and four largest customers accounted for 86.3% and 88.2% for the years ended December 31, 2024 and 2023, respectively. In addition, our five largest customers accounted for approximately 95% and 92% for the years ended December 31, 2024 and 2023, respectively. Our strategy is to attempt to strengthen our direct relationships with these customers to secure and expand the sales orders from these customers in the future.

●	Cost of Goods Sold. Our products are produced in our manufacturing plant Xingfa in Dongguan, Guangdong Province in the PRC. Cost of raw materials, labor costs and manufacturing overhead incurred will affect our product cost, and we generally do not have long-term contractual arrangements with our suppliers. We typically maintain good relationships with our suppliers. Increases to raw material prices, minimum wage requirements of our staff in the PRC and consumables could negatively affect our gross profit margins and results of operations to the extent that we are unable to pass these costs on to our customers. If we experience shortages in the supply of certain raw materials or if we get inferior quality raw materials, we may not be able to find or develop alternative supply sources, which could result in delays, reductions in manufacturing and product shipments and could adversely impact the quality of our products, all of which could adversely affect our results of operations and financial condition. We have not experienced significant shortages of raw materials in the past, and we will continue to monitor the fluctuation of our costs and our relationship with our suppliers.

●	More Stringent Environmental and OSH Protection Requirements in the PRC. Environmental and OSH protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law and Occupational Safety and Health Law of the PRC and Xingfa is subject to such laws and regulations. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down facility. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. We engaged an independent laboratory to conduct review of the compliance with environmental laws and regulations by Xingfa. We believe Xingfa has established sufficient measures and systems to implement and comply with the requirements of such laws and regulations. We and Xingfa may incur additional costs to ensure compliance with environmental and worker safety and health protection requirements in the PRC. To cope with the green requirements as well as our mission of ESQ achievement, we decided to enhance our production line.

●	Relations Between the US and China. At various times during recent years, the US and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. These controversies also could make it more difficult for us to provide our products to our customers in the US. The international trade policies of China and the US could adversely affect our business, and the imposition of trade sanctions and tariffs relating to imports, taxes, import duties and other charges on imports from China, including those applied specifically to our products, or the imposition of taxes, import duties or other charges on exports to the U.S. could increase our costs and affect our operating results negatively. Starting in January 2021, we stopped absorbing tariffs cost from 2018 for our U.S. customers and U.S.. Since February 1, 2025, President Trump has increased tariff levied on products from China to 145% which has made export of our products to the United State impossible. We must develop markets in Asia and other regions to mitigate the natively impact caused by this tariff war.

●	Competition: To continue to compete effectively, we must maintain our reputation for innovation and high-quality products and be flexible and innovative in responding to rapidly changing market demands. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines such as smart locksets. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the lockset industries.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are the results for the years ended December 31, 2024, 2023 and 2022, as set forth in the table below.

	For the years ended December 31,
	2024	2023	2022
Revenues	$7,506,551	$6,443,357	$12,158,102
Profit margin	17.5%	9.8%	18.1%
Net loss	$(3,690,287)	$(3,501,518)	$(1,655,903)
Inventory turnover (in days)	292	294	174
Accounts receivable turnover (in days)	14	58	41

We project our revenue based on purchase orders from our customers, the current principal driver of our business. Then, we will estimate the expected gross profit based on our in-house standard material and cost table to determine what our profit margin should be. If there will be a downtrend of revenue, we try to lower our costs such as raw materials and direct labor. Normally, when there is no disruption on logistics such as the ones caused by COVID-19 or significant increase on tariff of products to the United States, raw materials and packaging consumables will be kept at a safe level that may sustain potential production needs for about two months. Potential production needs include quantities from purchase orders received and projected sales. Taking into account production time, inventory turnover and accounts receivable turnover and our cash position, we then project our working capital needs and also identify potential sales sources.

The number of purchase orders from our customers for 2024 were higher than those in 2023. Units of product shipped during 2024 were approximately 1.6 million units (including approximately 0.2 million units of spare parts) compared to approximately 1.3 million units (including approximately 0.1 million units of spare parts) in 2023.

Starting in 2020, we are studying and hope to improve our sales mix, namely more ODM and more self-branded products, geographic market mix, namely the US, South-east Asia and China, cost structure and procurement options in order to further optimize our profit performance. However, as the combined effect of slow recovery post COVID-19 and the amortization of our electroplating production line, we have incurred a lower profit margin during the fiscal year 2023. We continue to promote higher value products to our customers and develop smart lock product series in 2024. Despite our efforts to optimize our product mix and cost structure, purchase orders from our customers were slowed down as the reasons discussed above. As we have to keep our factory running and employees working, we have stocked up to achieve the expected short delivery time to meet potential new customers demand, therefore, our inventory turnover in days was negatively affected. We believe that we can further reduce our cost of raw materials with new processing techniques, to maintain volume rebates of raw materials and enhance our gross margin as we optimize our product-mix to focus our marketing efforts on higher margin products and new products. To better manage our profit margin in light of rising cost of raw materials, we leverage extensive product quality testing to identify alternative raw materials mix that are designed to lower our production costs. Since the second half of 2021, we have used stainless steel to substitute brass. Since February 1, 2025, President Trump has increased tariff levied on products from China to 145% which has made export of our products to the United State impossible. We must develop markets in Asia and other regions to mitigate the natively impact caused by this tariff war. We have started research in Thailand and Southern East Asia markets.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our CFS and related notes included elsewhere in this report. The operating results in any period are not necessarily of the results that may be expected for any future period.

For the years ended December 31, 2024 and 2023

	For the years ended
	December 31,			Change
	2024	2023	Change	%
	USD	USD	USD
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$7,506,551	$6,443,357	$1,063,194	16.5%
Cost of goods sold	(5,831,949)	(5,464,591)	(367,359)	6.7%
Cost of goods sold – idle capacity	(362,894)	(345,424)	(17,469)	5.1%
Gross profit	1,311,708	633,342	678,366	107.1%
Selling and marketing	(1,102,778)	(59,841)	(1,042,937)	1,742.8%
General and administrative	(3,403,903)	(4,440,314)	1,036,411	(23.3)%
Research and development	(649,753)	—	(649,753)	—%
Finance costs	(25,834)	(26,935)	1,011	(4.1)%
Loss from operations	(3,870,560)	(3,893,748)	23,188	(0.6)%
Other income (expenses)	263,487	448,467	(184,980)	(41.2)%
Loss before provision for income taxes	(3,607,073)	(3,445,281)	(161,792)	4.7%
Provision for income taxes	(83,214)	(56,237)	(26,977)	48.0%
Net loss	$(3,690,287)	$(3,501,518)	$(188,769)	5.4%

Loss per share – basic and diluted	$(0.20)	$(0.19)	$(0.01)	5.4%

Revenues

Our revenues from sales of door locksets increased by $1,063,194, or 16.5% for 2024 to $7,506,551 from $6,443,357 for 2023. The increase was mainly due to increase in units sold in 2024. Our number of products sold was approximately 1.6 million units (including approximately 0.2 million units of spare parts) for 2024, compared to 1.3 million units (including approximately 0.1 million units of spare parts) for 2023.

Cost of Goods Sold

Cost of goods sold was $5,831,949 for 2024 compared to $5,464,591 for 2023. Cost of goods sold was 77.5% and 84.8% of revenues for the years ended December 31, 2024 and 2023, respectively. The decrease in cost of goods sold as a percentage of revenue mainly caused by (i) improved procurement procedures to reduce the costs for raw materials by using new materials, and (ii) the calibration of production line along with revamping production procedures.

Cost of goods sold includes raw materials (mainly copper, stainless steel, iron and zinc alloy), direct labor (including wages and social security contributions), manufacturing overhead (such as packing materials, direct rental expense and utilities) and taxes. As a small business with limited resources, we lack the ability to hedge our raw materials costs and we monitor raw material price trends to manage our production needs.

Cost of goods sold – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Such costs relate primarily to depreciation expense related to the Company’s electroplating equipment that cannot be directly attributable to the production process. Idle capacity expenses were $362,894 and $345,424 for the years ended December 31, 2024 and 2023, respectively.

Gross Profit

Gross profit was $1,311,708 for 2024, an increase of $678,366, or 107.1% from $633,342 for 2023. Profit margin was 17.5% for 2024, increase from 9.8% for 2023 as a result of measures taken by the Company to lower the cost of goods sold during the current period.

We believe we can enhance our profit margin as we (i) negotiate for volume rebates that would reduce our cost of raw materials, and (ii) optimize our product mix to focus our marketing efforts on our higher margin products.

Selling and marketing expenses

Major components of selling and marketing expenses are research expenses, transportation, custom declarations, sales commissions. Selling and marketing expenses increased by $1,042,937, or 1,742.8% to $1,102,778 for 2024 from $59,841 for 2024. The increase was mainly to (i) increase in research in Thailand and Southern East Asia market, and (ii) increase in freight and transportation fees which in line with increase of units sold.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for our accounting and administrative support personnel and executives as well as legal and professional fees, depreciation and amortization of non-production property and equipment. General and administrative expenses decreased by $1,036,411, or 23.3%, to $3,403,903 for 2024 from $4,440,314 for 2023. This decrease was mainly due to reduction of $373,375 in professional fees and $667,016 in stock options to officers and employees of the Company granted in 2023 under the Company’s 2022 Omnibus Equity Plan.

Research and Development Expenses

R&D Expenses were $649,753 and nil year ended December 31, 2024 and 2023. This increase was mainly due to development on smart locks, the Internet of Things (IoT) applications, plus some spending for AI production.

The Company picked and launched certain smart lock designs for sample production and have shipped them to the United State with a plan to sell them on e-commerce websites during the first half of 2025. We will continue to upgrade the new designs for smart lock with IoT functions.

Finance Costs

Finance costs decreased by $1,011, or 4.1%, to $25,834 for 2024 from $26,935 for 2023. The decrease was mainly due decreased interest expense for bank borrowings during the 2024. During 2024 and 2023, interest expense for bank borrowings was $16,559 and $18,859, respectively.

Provision for Income Taxes

Provision for income tax was $83,214 in 2024, an increase of $26,977 from $56,237 for 2023.

Our PRC entity in 2024 and 2023 was subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Net loss

Net loss increased $188,769 to $3,690,287 for 2024 from $3,501,518 for 2023.

For the years ended December 31, 2023 and 2022

	For the years ended
	December 31,			Change
	2023	2022	Change	%
	USD	USD	USD
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$6,443,357	$12,158,102	$(5,714,745)	(47.0)%
Cost of goods sold	(5,464,591)	(9,961,988)	4,497,397	(45.1)%
Cost of goods sold – idle capacity	(345,424)	—	—	—%
Gross profit	633,342	2,196,114	(1,562,772)	(71.2)%
Selling and marketing	(59,841)	(105,473)	45,632	(43.3)%
General and administrative	(4,440,314)	(4,208,197)	(232,117)	5.5%
Finance costs	(26,935)	(147,588)	120,653	(81.7)%
Loss from operations	(3,893,748)	(2,265,144)	(1,628,604)	71.9%
Total other income, net	448,467	609,241	(160,774)	(26.4)%
Loss before provision for income taxes	(3,445,281)	(1,655,903)	(1,789,378)	108.1%
Provision for income taxes	(56,237)	—	(56,237)	—%
Net loss	$(3,501,518)	$(1,655,903)	$(1,845,615)	111.5%

Loss per share - basic and diluted	$(0.19)	$(0.11)	$(0.08)	72.7%

Revenues

Our revenues from sales of door locksets decreased by $5,714,745, or 47.0% for 2023 to $6,443,357 from $12,158,102 for 2022. The decrease was mainly due to decrease in units sold in 2023. Our total number of products sold was approximately 1.3 million units (including approximately 0.1 million units of spare parts) for 2023 comparing to 2.4 million units (including approximately 0.2 million units of spare parts) for 2022.

Cost of Goods Sold

Cost of goods sold was $5,464,591 for 2023 compared to $9,961,988 for 2022. Cost of goods sold was 84.8% and 81.9% of revenues for the years ended December 31, 2023 and 2022, respectively. The increase in cost of goods sold as a percentage of revenue was mainly caused by the addition of new machinery along with revamped production procedures, increase of labor and decrease of sales due to weak demand in our major market.

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

Cost of goods sold – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Such costs relate primarily to depreciation expense related to the Company’s electroplating equipment that cannot be directly attributable to the production process. Idle capacity expenses were $345,424 and nil for 2023 and 2022, respectively.

Gross Profit

Gross profit was $633,342 for 2023, a decrease of $1,562,772, or 71.2% from $2,196,114 for 2022. Profit margin was 9.8% for 2023, decrease from 18.1% for 2022 as a result of depreciation expense of new machinery, increase in direct labor cost and weak demand of our major market in the US, during 2023.

We believe that we can enhance our gross margin as we are researching new processing procedures to use durable but lower cost materials.

Selling and marketing expenses

Major components of selling and marketing expenses are transportation, custom declarations, sales commissions. Selling and marketing expenses decreased by $45,632, or 43.3% to $59,841 for 2023 from $105,473 for 2022. The decrease was due mainly to reduction in freight and transportation fees.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for our accounting and administrative support personnel and executives as well as legal and professional fees, depreciation and amortization of non-production property and equipment. General and administrative expenses increased by $232,117, or 5.5%, to $4,440,314 for 2023 from $4,208,197 for 2022. This increase was due mainly to additional amortization on leasehold improvement and stock options granted to officers and employees of the company under the Company’s 2022 Omnibus Equity Plan (the “Equity Plan”).

Finance Costs

Finance costs decreased by $120,653, or 81.7%, to $26,935 for 2023 from $147,588 for 2022. The decrease was mainly due reduced interest payment for a short-term loan to a third party during 2023. During the years ended December 31, 2023 and 2022, interest expense for bank borrowings was $18,859 and $26,836, respectively.

Provision for Income Taxes

Provision for income tax was $56,237 in 2023, an increase of $56,237 from $nil for 2022.

Our PRC entity in 2023 and 2022 was subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Net loss

Net loss increased $1,845,615 to $3,501,518 for 2023 from $1,655,903 for 2022.

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

Our cost structure is relatively fixed and our working capital requirements are generally influenced by our order backlog. We need substantial operating funds to pay for raw materials; maintain an appropriate level of work-in-process inventory; and keep the production facility open. To support our working capital needs, we maintain a credit facility with the Bank of China (Hong Kong) Limited for approximately $897,000 since 2021, which is guaranteed by our directors and their personal properties. In 2021, a shareholder and director forgave an advance of $717,948 ($153,846 in 2020) to the Company and treated as a shareholder contribution.

Our working capital was $7,395,318, $10,711,197 and $14,201,841 as of December 31, 2024, 2023 and 2022. Our cash and cash equivalents were $1,280,911, $4,483,730 and $9,165,651 as of December 31, 2024, 2023 and 2022, respectively. While our business has been negatively impacted by the tariffs, COVID-19 and high interest rate in all 2024, 2023 and 2022, we believe we are able to obtain sufficient operating funds from our existing shareholders, potential investors or extend Hong Kong government guaranteed low interest bank borrowing to operate our business.

On July 15, 2022, we closed our IPO, raising net proceeds of approximately $16.86 million after deducting underwriting commission and offering expenses. We believe that our current working capital is sufficient to support our operations for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash, cash equivalents and restricted cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the years end December 31,
	2024	2023	2022
	USD	USD	USD
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) operating activities	$(3,042,081)	$(3,163,187)	$(4,170,876)
Net cash (used in) investing activities	(115,161)	(1,360,274)	(4,181,724)
Net cash (used in) provided by financing activities	(44,557)	(154,976)	17,397,802
Effect of exchange rate on cash	(1,020)	(3,484)	(10,680)
Net (decrease) increase in cash	(3,202,819)	(4,681,921)	9,034,522
Cash and cash equivalents at beginning of year	4,483,730	9,165,651	131,129

Cash and cash equivalents at end of year	$1,280,911	$4,483,730	$9,165,651

Operating Activities

Net cash used in operating activities was $3,042,081 for 2024 and was primarily attributable to (i) the net loss of $3,690,287; (ii) an increase in inventory of $7,647; (iii) an increase in deposits of $301; (iv) a decrease in accounts payable of $71,823; (v) an increase in prepayment of $306,050; (vi) a decrease in other payables and accruals of $134,159; (vii) a decrease in taxes payable of $15,081; and being offset by (i) a decrease in account receivables of $ 290,569; (ii) non-cash item of $797,656 of depreciation and amortization; (iii) increase in other receivables of $95,031; (iv) an increase in cash flow by other elements of $11.

Net cash used in operating activities was $3,163,187 for 2023 and was primarily attributable to (i) the net loss of $3,501,518; (ii) an increase in inventory of $586,551; (iii) an increase in deposits of $ 71,188; (iv) an decrease in accounts payable of $67,945; (v) a increase in prepayment of $ 1,412,318; (vi) a decrease in other payables and accruals of $ 50,253; (vii) a decrease in advance from customers of $6,364; and being offset by (i) a decrease in account receivables of $1,119,804; (ii) non-cash item of $693,531 of depreciation and amortization and $667,016 of options issued for equity compensation plan; (iii) increase in taxes payable of $31,972; (iv) an increase in cash flow by other elements of $20,627.

Net cash used in operating activities was $4,170,876 for 2022 and was primarily attributable to (i) the net loss of $1,655,903; (ii) a decrease in accounts payable of $1,631,595; (iii) an increase in accounts receivable of $697,873; (iv) a decrease of the advance from customers of $216,269; (v) an increase in prepayment of $180,974; (vi) a decrease in other payables and accruals of $960,292; (vii) a decrease in cash flow by other elements of $42,771; and being offset by (i) a decrease in other receivables of $268,621; (ii) non-cash item of $408,473 including $303,269 of depreciation and amortization, $105,204 of bad-debt being offset; (iii) decrease in inventory of $535,182; (iv) an increase in cash flow by other elements of $2,525.

Investing Activities

Net cash used in investing activities was $115,161 for 2024 was primarily attributable to purchase of property and equipment for electroplating production.

Net cash used in investing activities was $1,360,274 for 2023 was primarily attributable to leasehold improvement and purchase of property and equipment for electroplating production.

Net cash used in investing activities was $4,181,724 for 2022 was primarily attributable to purchase of property and equipment for electroplating production.

Financing Activities

Net cash used in financing activities was $44,557 for 2024 and was primarily attributable to repayments of bank borrowings.

Net cash used in financing activities was $154,976 for 2023 and was primarily attributable to repayments of bank borrowings.

Net cash provided by financing activities was $17,397,802 for 2022 and was primarily attributable to proceeds from public offering of $18,048,369; offset by (i) payments of finance lease liability of $8,391, and (ii) repayment of bank borrowings of $642,176.

Capital Expenditures

We had capital expenditures of $115,161 and $1,360,274 for 2024 and 2023, respectively. Our capital expenditures were mainly used for purchases of production equipment and office equipment. We intend to fund our future capital expenditures with lease financing, if available, proceeds from our offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

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

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview —” Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with generally accepted accounting principles of the United States (“GAAP”). GAAP is a comprehensive set of accounting and disclosure rules and requirements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We use historical data to assist in the forecast of our future results. Deviations from our projections are addressed when our financials are reviewed on a monthly basis. This allows us to be proactive in our approach to managing our business. It also allows us to rely on proven data rather than having to make assumptions regarding our estimates.

When reading our CFS, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) leases, and (ii) deferred tax assets.

(i) Leases

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

For leases with an initial term of 12 months or less, the Company is permitted to and did make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. During 2024 and 2023, the Company recognized lease expense for such leases on a straight-line basis over the lease term.

(ii) Deferred Tax Assets

We consider the probability that a portion of or all of the deductible temporary differences, carryforward of unused tax losses and carryforward of unused tax credit can be utilized against future taxable profits in the recognition of deferred tax assets. In assessing recoverability of deferred tax assets, we consider the scheduled reversal of deferred tax liabilities, projected future taxable profit and tax planning strategies.

We believe that our accounting for the deferred tax assets is a “critical accounting estimate” because it requires us to evaluate and assess the probability of future taxable profit and our business plan., which are inherently uncertain

Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible. we believe it is probable that we will not utilize the benefits of these deferred tax assets as of December 31, 2024 and 2023. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding us, effects by market conditions. effects of currency fluctuations or other factors.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Bong Lau (Yu Bong Lau)	47	Chief Executive Officer, Chairman of the Board and Director
Frederick Wong (Ching Wan Wong)	57	Chief Financial Officer
Bun Lau (Yu Bun Lau)	45	Chief Operations Officer and Director(6)
Wynn Hui (Po Wang Hui)	74	Chief Technical Officer and Director
Errol Hui (Shun Hong Hui)	36	Vice President of Engineering
Tony Zhong (Wei Zhong)	41	Vice President of Finance
Monique Ho(1)(2)(3) (Ting Mei Ho)	50	Independent Director
Chun Fai (Kenneth) Liu (1)(2)(3)(4)	36	Independent Director
Carina Chui(1)(2)(3) (Wan Yee Carina Chui)	46	Independent Director
Henry Yeung (Wing Hang Yeung)(5)	41	Independent Director

(1) Member of audit committee.

(2) Member of compensation committee.

(3) Member of nominating and corporate governance committee.

(4) Mr. Kenneth Liu was appointed as a director on July 4, 2023.

(5) Mr. Yeung was appointed on January 15, 2024.

(6) Mr. Bun Lau was a director of the Board from July 17, 2019 to May 24, 2022 and was re-appointed as a director of the Board on January 15, 2024.

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

Bun Lau, Chief Operating Officer and Director

Mr. Bun Lau was appointed as the Chief Operating Officer of the Company on June 1, 2020. Mr. Bun Lau was a director of the Board from July 17, 2019 to May 24, 2022, and he was re-appointed as a director of the Board on January 15, 2024. Mr. Lau joined the Company in 2005 and has over 15 years of working experience in the door security hardware industry. Mr. Bun Lau is the brother of Mr. Bong Lau. Mr. Lau is primarily responsible for the business development and product sales strategy. He is also responsible for the corporate strategies of the Company and the overall administrative management process. Prior to joining the Company, he worked at Citic Ka Wah Bank and was responsible for reviewing credit limits, acceptable levels of risk, terms of payment and enforcement actions with customers from 2003 to 2004. Mr. Lau graduated from The University of Alberta in Canada majoring in Decision Information System and Management in 2003.

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

Tony Zhong, Vice President of Finance

Mr. Zhong joined the Company on February 1, 2020. Mr. Zhong has over 10 years of experience in accounting, internal control, financial control, SEC reporting and capital markets. Since 2011, Mr. Zhong has been the Vice President of Finance of Troops, Inc. (formerly known as SGOCO Group, Ltd. And NASDAQ: TROO). He was a Financial Manager of China Hydroelectric Corporation, from 2007 to 2011. Mr. Zhong started his career with KPMG in Beijing from 2005 to 2006. He received a Bachelor of Arts in Finance, Accounting and Management from Nottingham University, UK in 2005, and a Bachelor of Science in Applied Accounting from Oxford Brooks University, UK in 2015. Mr. Zhong is a Chartered Global Management Accountant, and was also admitted as a Fellow of the chartered institute of Management Accountants on December 21, 2018. Mr. Zhong was also admitted as a Fellow of the institute Public Accountant (Australia) and a Fellow of the Institute of Financial Accountants (UK) on October 22, 2020. In October 2024, Mr. Zhong was admitted as a Fellow Certified Practising Accountant (Australia).

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

Kenneth Liu, Independent Director

Mr. Chun Fai (Kenneth) Liu , was appointed as a director of the Company on June 30, 2023. Mr. Liu has served as Chairman and Executive Director of China Eco-Farming Limited (HK Stock Exchange Code: 8166) since February 2022. Mr. Liu was the Executive Director of Inves Tech Holdings Limited (HK Stock Exchange Code: 1087) from August 2020 to April 2022 and a director of Blue Sky Solar Energy Management Limited from November 2018 to April 2022. Mr. Liu was the Executive Director of CEFC Hong Kong Financial Investment Company Limited (HK Stock Exchange Code:1520, formally known as Runway Global Holdings Company Limited) from November 2016 to June 2019 and the Manager of FT Corporate Strategy Limited from October 2013 to June 2016. Mr. Liu studied Administrative Studies at York University, Toronto, Ontario from 2007 to 2011 and he is a member of Chaozhou Chamber of Commerce.

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

6.B. Compensation

For 2024 and 2023, we paid an aggregate of $971,000 and $950,000 in cash to our directors and executive officers, respectively. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements, Director Agreements and Indemnification Agreements

We entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, renewable upon mutual agreement of the Company and the executive officer.

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

Each of our executive officers agreed not to use for his/her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him/herself or by others.

In addition, each executive officer agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

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

We entered into director agreements with each of our independent directors which agreements set forth the terms and provisions of their engagement.

In addition, we entered into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Share Incentive Plans

The BOD of the Company approved and adopted Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan (the “Equity Plan”) on October 20, 2022, which was approved at the stockholders’ meeting on December 16, 2022. The total ordinary shares of the Company authorized for issuance during the term of the Equity Plan are 2,500,000 shares.

As of April, 28, 2025, stock options to purchase 820,000 ordinary shares and 1,675,000 ordinary shares have been granted and outstanding under the Equity Plan. The following paragraphs summarize the terms of the Equity Plan:

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

Shares Subject to the Equity Plan. The shares issuable under the Equity Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total ordinary shares of the Company authorized for issuance during the term of the Equity Plan is 2,500,000 shares. The Committee must equitably adjust awards and the number of shares available under the Equity Plan in the event of a recapitalization, stock split, stock dividend, extraordinary cash dividend, split-up, spin-off, reclassification, combination or other exchange of shares.

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

Amendment and Termination. Our BOD may amend, suspend or terminate the Equity Plan, without consent of stockholders or participants, provided, however, that amendments must be submitted to the stockholders for approval if shareholder approval is required by applicable law, and any amendment or termination that may adversely affect the rights of participants with outstanding awards requires the consent of such participants. The Committee may amend any award agreement, provided the amendment is not to re-price or constructively re-price any award.

Term. The Equity Plan is effective immediately and will terminate on the earliest to occur of (i) the 10th anniversary of the Equity Plan’s effective date, or (ii) the date on which all shares available for issuance under the Equity Plan shall have been issued as fully-vested shares.

On February 22, 2023, the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock options to purchase 820,000 ordinary shares of the Company (the “Shares”) at $1.23 per share, pursuant to the Company’s 2022 Omnibus Equity Plan, to 16 officers, directors and employees of the Company and its subsidiaries (the “Grantees”) The Grants vested immediately on February 22, 2023 and each of the Grantees also entered into a Stock Option Agreement with the Company on February 22, 2023. The options will expire five (5) years from February 22, 2023and may be exercised by cashless exercise pursuant to the terms and conditions of the Stock Option Agreement. As of April 28, 2025, none of the options has been exercised.

On February 19, 2025 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board granted stock awards of ordinary shares of the Company, par value $0.0001 (the “Ordinary Shares”), pursuant to the Company’s 2022 Omnibus Equity Plan, to certain officers and employees of the Company and its subsidiaries (the “Grantees”), including: 400,000 Ordinary Shares to Wynn Hui, Chief Technical Officer and a director of the Company, 400,000 Ordinary Shares to Bun Lau, Chief Operating Officer and a director of the Company, 400,000 Ordinary Shares to Errol Hui, Vice President of Engineering of the Company, 100,000 Ordinary Shares to Frederick Wong, Chief Financial Officer of the Company, 80,000 Ordinary Shares to Wei Zhong, Vice President of Finance of the Company as well as 40,000 Ordinary Shares to each of the independent directors of the Company, namely Monique Ho, Chun Fai (Kenneth) Liu, Carina Chui and Henry Yeung. On the Grant Date, the Committee and the Board also granted 2,000,000 Series A Preferred Shares, par value US$0.0001 to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board and each Series A Preferred Share is entitled to twenty (20) votes.

6.C. Board Practices

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the BOD and may be removed by the BOD. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Our BOD currently consists of 7 directors. We established an audit committee, a compensation committee and a corporate governance and nominating committee. Each of the committees of the BOD has the composition and responsibilities described below.

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of April 28, 2025.

Board Diversity Matrix (As of April 28, 2025)
Country of Principal Executive Offices:		Hong Kong, China
Foreign Private Issuer:		Yes
Disclosure Prohibited Under Home Country Law:		No
Total Number of Directors		7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

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

Compensation Committee

Ms. Monique Ho, Ms. Carina Chui and Mr. Kenneth Liu are members of our Compensation Committee and Ms. Monique Ho is the chairlady. All members of our Compensation Committee are qualified as independent under the current definition promulgated by Nasdaq. We have adopted and approved a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee is responsible for, among other things:

●	To approve compensation principles that apply generally to Company employees;

●	To make recommendations to the BOD with respect to incentive compensation plans and equity-based plans and to oversee the application of the Company’s compensation recoupment/clawback policy;

●	To administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	To select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the BOD;

●	To annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

●	To determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Nominating and Corporate Governance Committee

Ms. Carina Chui, Ms. Monique Ho and Mr. Kenneth Liu are members of our Nominating and Corporate Governance Committee and Mr. Kenneth Liu is the chairman. All members of our Nominating and Corporate Governance Committee are qualified as “independent” under the current definition promulgated by Nasdaq. We have adopted a charter for the Nominating and Corporate Governance Committee. In accordance with its charter, the Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the BOD for consideration and reviewing our corporate governance policies.

The Nominating and Corporate Governance Committee is responsible for, among other things:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the BOD, and recommend to the BOD nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the BOD as to determinations of director independence;

●	Oversee the evaluation of the BOD;

●	Make recommendations to the BOD as to compensation for the Company’s directors; and

●	Review and recommend to the BOD the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company determined that Ms. Monique Ho, Ms. Carina Chui, Mr. Kenneth Liu and Mr. Henry Yeung are “independent directors” as defined by NASDAQ.

Family Relationships

Mr. Bong Lau and Mr. Bun Lau are brothers and Mr. Wynn Hui is the father of Mr. Errol Hui. Except for the foregoing family relationship, there are no family relationships among our other directors or executive officers.

6.D. Employees

As of December 31, 2024, we had 238 employees. We had 255 employees as of December 31, 2023. The following table sets forth the breakdown of our employees as of December 31, 2024 by function:

		Hong Kong		PRC
Department	Headcount	Headquarters		Production
Management	10	7		3
Finance and accounting	8	5		3
Sales and Marketing	4	4		—
Purchasing	2	—		2
Warehouse	11	—		11
Production	181	—		181
Quality Control	3	—		3
Administration	14	3		11
Technical	5	—		5
Total	238	19	*	219

*including one employee, our vice president of finance based in Beijing.

As of December 31, 2024, 18 employees are based in Hong Kong, where our principal executive offices are located, one vice president of finance was based in Beijing, and the remaining employees were located in Dongguan, China.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of each class of the Company’s voting securities as of April 25, 2025 for:

●	each 5% or more beneficial owners of each class of the Company’s voting securities;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof. These shares, however, are not included in the computation of the percentage ownership of any other person.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The calculations in the table below are based on 20,769,483 ordinary shares issued and outstanding as of April 25, 2025. We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one (1) vote and each Series A Preferred Share is entitled to twenty (20) votes.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Intelligent Living Application Group Inc., Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, Tel: + (852) 2481 7938.

	Ordinary Shares Beneficially Owned			Preferred Shares Beneficially Owned			Aggregated Voting Power
	Number of Shares			Number of Shares
	(including Share Options)		Percentage of Shares	(including Share Options)		Percentage of Shares	Number	Percentage
Directors and Executive Officers:
Bong Lau	2,540,000	(1)	12.1%	2,000,000	(8)	100.0%	42,540,000	69.8%
Bun Lau	2,880,000	(2)	13.8%	—		—	2,880,000	4.7%
Wynn Hui	2,940,000	(3)	14.0%	—		—	2,940,000	4.8%
Frederick Wong	160,000	(4)	*	—		—	160,000	*
Errol Hui	2,840,000	(5)	13.6%	—		—	2,840,000	4.7%
Tony Zhong	120,000	(6)	*	—		—	120,000	*
Monique Ho	45,000	(7)	*	—		—	45,000	*
Kenneth Liu	40,000		*	—		—	40,000	*
Carina Chui	45,000	(7)	*	—		—	45,000	*
Henry Yeung	40,000		*	—		—	40,000	*
All directors and executive officers as a group (10 individuals)	11,650,000		53.5%	2,000,000	(8)	100.0%	51,650,000	84.0%
5% or Greater Shareholders:
Bong Lau	2,540,000	(1)	12.1%	2,000,000	(8)	100.0%	42,540,000	69.8%
Bun Lau	2,880,000	(2)	13.8%	—		—	2,880,000	4.7%
Wynn Hui	2,940,000	(3)	14.0%	—		—	2,940,000	4.8%
Errol Hui	2,840,000	(5)	13.6%	—		—	2,840,000	4.7%

(1) including 200,000 stock options exercisable since February 22, 2023.

(2) including 140,000 stock options exercisable since February 22, 2023.

(3) including 200,000 stock options exercisable since February 22, 2023.

(4) including 60,000 stock options exercisable since February 22, 2023.

(5) including 100,000 stock options exercisable since February 22, 2023.

(6) including 40,000 stock options exercisable since February 22, 2023.

(7) including 5,000 stock options exercisable since February 22, 2023.

(8) Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board, owns 2,000,000 of the Company’s Series A Preferred Shares, par value US$0.0001, since February 19, 2025, and each Series A Preferred Share is entitled to twenty (20) votes.

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

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers —Share Incentive Plans.”

Other Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

In 2018, the Company entered into a rental agreement with Kambo Security Products Limited for office space in Hong Kong. The rental agreement has been renewed annually. Kambo Security Products Limited is owned by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau, major shareholders and directors of the Company. Rent expense for the years ended December 31, 2024, 2023 and 2022 was $74,000, $74,000 and $54,000, respectively.

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

Our BOD has discretion as to whether to distribute dividends, subject to applicable laws. Even if our BOD decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the BOD may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

On February 6, 2025, the Board of the Company pursuant to the Articles of Association of the Company, designated 2,000,000 Preferred Shares of the Company as Series A preferred shares of the Company, par value US$0.0001 each (“Series A Preferred Shares” or the “Subject Shares”), with the following terms:

I. Voting Right: At any general meeting, (i) on a show of hands every holder of the Subject Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have twenty (20) votes for every fully paid Subject Share, and (ii) on a poll every holder of the Subject Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have twenty (20) votes for every fully paid Subject Share;

II. each Series A Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.0001 (“Ordinary Share”) at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series A Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series A Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series A Preferred Shares;

III. upon any sale, transfer, assignment or disposition of any Series A Preferred Share by such shareholder of the Company to any person who is not an affiliate of such shareholder, or upon a change of control of any Series A Preferred Share to any person who is not an affiliate of the registered shareholder of such share, as determined by the Board, such Series A Preferred Share shall be automatically and immediately converted into one Ordinary Share (the “Automatic Conversion”). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Series A Preferred Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series A Preferred Shares, in which case all the relevant Series A Preferred Shares shall be automatically converted into the same number of Ordinary Shares; and

IV. other than the Automatic Conversion, any conversion of Series A Preferred Shares into Ordinary Shares by a holder thereof (the “Conversion Shareholder”) shall be effected by means of the repurchase of each relevant Series A Preferred Share for cancellation and allotting and issuance of an Ordinary Share, credited as fully paid (the “Ordinary Conversion”). Both the Automatic Conversion and the Ordinary Conversion shall become effective forthwith upon the Register of Members being updated; and

V. all other rights of the Subject Shares will be the same as the Ordinary Shares and any other Preferred Shares.

As of April 28, 2025, 20,769,483 Ordinary Shares are issued and outstanding and 2,000,000 Series A Preferred Share is issued or outstanding.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our BOD may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. Dividends may be declared and paid out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Act. “Share premium account,” represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our BOD may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

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

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our BOD to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Transfer of Ordinary Shares. Subject to the restrictions contained in our current articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our BOD.

Our BOD may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our BOD may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our BOD may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Preferred Shares

Each of the class or classes (however designated) as the BOD may determine in accordance with these articles of association. Subject to the Companies Act (As Revised), any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder thereof, are to be redeemed or are liable to be redeemed on such terms and in such manner as the BOD may in its absolute discretion determine.

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

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended December 31, 2024 and 2023.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-248684) in relation to the IPO of 5,060,000 ordinary shares of the Company. Our IPO closed on July 15, 2022. Network1 Financial Securities, Inc. was the representative of the underwriters for our IPO. We offered and sold 5,060,000 ordinary shares and received net proceeds of approximately $16.86 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on July 12, 2022. The total expenses incurred for our company’s account in connection with our IPO was approximately $3.38 million, which included approximately $1.52 million in underwriting discounts and commissions for the IPO and approximately $1.86 million in other costs and expenses for our IPO. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of the date of this annual report, we have used almost all of net proceeds received from our IPO, including approximately $4.5 million to acquire an electroplating production line, approximately $7.8 million for in working capital, approximately $4.4 million for smart lock device and products research and development. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our IPO as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate ICFR, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our ICFR as of December 31, 2024, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our ICFR was not effective as of December 31, 2024.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s preparation and our independent registered public accounting firm’s auditing of our CFS as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our ICFR. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the PCAOB.

The material weakness identified relates to our not having sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and applicable requirements by SEC. Due to the foregoing material weakness, management concluded that as of December 31, 2024, our ICFR was ineffective.

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

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business— We are obligated to develop and maintain proper and effective ICFR. We may not complete our analysis of our ICFR in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s ICFR.

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s ICFR. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

Changes in Internal Control

Other than as described above, there were no changes in our ICFR that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our ICFR.

ITEM 16.	[Reserved]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our BOD has determined that Ms. Carina Chui, Chairlady of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B.	CODE OF ETHICS

Our BOD has adopted a code of ethics that applies to all of the directors, officers and employees of our company. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File Number: 333-248684), as amended, initially filed with the SEC on September 9, 2020.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co., LLP, our independent registered public accounting firm, for the periods indicated.

	Year	Year
	Ended	Ended
	December 31,	December 31,
	2024	2023
Audit fees(1)	$288,205	$295,326
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
TOTAL	$288,205	$295,326

(1)	“Audit fees” means the fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” is the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our BOD is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our BOD prior to the completion of the services.

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

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Bong Lau, our Chairman of board of directors and Chief Executive Officer, beneficially owns all of our issued and outstanding Series A Preferred Shares and is able to exercise over 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. If we choose to rely on these exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted Nasdaq corporate governance rules.

See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer” and “We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.	Insider Trading Policies

The Company has an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

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

As of date of this report, there has been no cybersecurity incidents which have materially affected the Company yet.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-20.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
1.2	Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-269458), filed with the SEC on January 30, 2023)
2.2*	Description of Securities
4.1	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.2	Share Exchange Agreement between the Registrant and shareholders of Intelligent Living Application Group Limited dated on April 8, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.3	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.4	Director Agreement by and between the Registrant and Carina Chui incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.5	Director Agreement by and between the Registrant and Monique Ho incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.6	Renewal of Employment Agreement by and between the Registrant and Yu Bong Lau in June 2022 incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.7	Renewal of Employment Agreement by and between the Registrant and Yu Bun Lau in June 2022 incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.8	Renewal of Employment Agreement by and between the Registrant and Frederik Wong in June 2022 incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.9	Renewal of Employment Agreement by and between the Registrant and Wynn Hui in June 2022 incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.10	Asset Purchase Agreement by and among Hing Fat Industrial Limited, Dongguan Xingfa Hardware Products Co., Ltd. and Hu Xiongjie dated October 12, 2022, incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on October 17, 2022
4.11	Form of Stock Option Agreement, incorporated herein by reference to Exhibit 4.21 to the Form 20-F, filed with the SEC on April 28, 2023
4.12	Director Agreement by and between the Registrant and Chun Fai (Kenneth) Liu dated July 4, 2023, incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on July 7, 2023
4.13	Director Agreement by and between the Registrant and Wing Hang (Henry) Yeung dated January 15, 2024, incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on January 19, 2024
4.14	Renewal of Employment Agreement by and between the Registrant and Bong Lau in June 2023 (incorporated herein by reference to Exhibit 4.14 to the Form 20-F, filed with the SEC on April 30, 2024)
4.15	Renewal of Employment Agreement by and between the Registrant and Bun Lau in June 2023 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F, filed with the SEC on April 30, 2024)
4.16	Renewal of Employment Agreement by and between the Registrant and Fred Wong in June 2023 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F, filed with the SEC on April 30, 2024)
4.17	Renewal of Employment Agreement by and between the Registrant and Wynn Hui in June 2023 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F, filed with the SEC on April 30, 2024)
4.18*	Renewal of Employment Agreement by and between the Registrant and Bong Lau in June 2024
4.19*	Renewal of Employment Agreement by and between the Registrant and Bun Lau in June 2024
4.20*	Renewal of Employment Agreement by and between the Registrant and Fred Wong in June 2024
4.21*	Renewal of Employment Agreement by and between the Registrant and Wynn Hui in June 2024
4.22	Form of Unrestricted Stock Award Agreement between the Grantees and the Company (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on February 20, 2025)
4.23	Unrestricted Stock Award Agreement between Bong Lau and the Company(incorporated herein by reference to Exhibit 10.2 to the Form 6-K, filed with the SEC on February 20, 2025)
4.24	Placement Agent Agreement between the Company and Craft Capital Management LLC dated February 25, 2025 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on February 27, 2025)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Wei, Wei & Co., LLP
15.2*	Consent of Guangdong Wesley Law Firm
19.1	Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to the Form 20-F, filed with the SEC on April 30, 2024)
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F, filed with the SEC on April 30, 2024)
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT LIVING APPLICATION GROUP INC.

/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer and Chairman of the Board

Date: April 28, 2025

INTELLIGENT LIVING APPLICATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

97

INTELLIGENT LIVING APPLICATION GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Living Application Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intelligent Living Application Group Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

April 28, 2025

We have served as the Company’s auditor since 2019.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,280,911	$4,483,730
Accounts receivable	139,214	445,500
Inventories	5,034,938	5,027,747
Prepayments	2,207,593	1,899,584
Other receivables	152,770	245,599
Total current assets	8,815,426	12,102,160

NON-CURRENT ASSETS
Deposits	72,938	72,637
Property and equipment, net	4,925,517	5,673,584
Right-of-use assets, net	626,340	435,477
Total non-current assets	5,624,795	6,181,698

Total assets	$14,440,221	$18,283,858

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings - current	$170,726	$129,722
Accounts payable	251,060	324,626
Advance from customers	11	—
Other payables and accruals	488,368	625,350
Taxes payable	16,892	31,972
Operating lease liabilities - current	493,051	279,293
Total current liabilities	1,420,108	1,390,963

NON-CURRENT LIABILITIES
Bank borrowings	248,758	334,319
Operating lease liabilities	133,289	156,183
Total non-current liabilities	382,047	490,502

Total liabilities	1,802,155	1,881,465

COMMITMENTS AND CONTINGENCIES (Note 14)	—	—

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; none issued and outstanding	—	—
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 18,060,000 issued and outstanding	1,806	1,806
Additional paid-in capital	23,804,550	23,804,550
Accumulated deficit	(10,833,696)	(7,143,409)
Accumulated other comprehensive loss	(334,594)	(260,554)
Total shareholders’ equity	12,638,066	16,402,393

Total liabilities and shareholders’ equity	$14,440,221	$18,283,858

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2024	2023	2022
	USD	USD	USD
Revenues	$7,506,551	$6,443,357	$12,158,102
Cost of goods sold	(5,831,949)	(5,464,591)	(9,961,988)
Cost of goods sold – idle capacity	(362,894)	(345,424)	—
Gross profit	1,311,708	633,342	2,196,114

Selling and marketing	(1,102,778)	(59,841)	(105,473)
General and administrative	(3,403,903)	(4,440,314)	(4,208,197)
Research and development	(649,753)
Finance costs	(25,834)	(26,935)	(147,588)

Loss from operations	(3,870,560)	(3,893,748)	(2,265,144)

Other income
Interest income	83,377	244,840	27,928
Foreign exchange gain	40,546	47,237	125,480
Other income	139,564	156,390	455,833
Total other income, net	263,487	448,467	609,241

Loss before provision for income taxes	(3,607,073)	(3,445,281)	(1,655,903)

Provision for income taxes	(83,214)	(56,237)	—

Net loss	$(3,690,287)	$(3,501,518)	$(1,655,903)

Other comprehensive loss
Net loss	$(3,690,287)	$(3,501,518)	$(1,655,903)
Foreign currency translation adjustments	(74,040)	(214,916)	(420,941)

Comprehensive loss	$(3,764,327)	$(3,716,434)	$(2,076,844)

Weighted average number of ordinary shares outstanding
Basic and diluted	18,060,000	18,060,000	15,342,849

Loss per share – basic and diluted	$(0.20)	$(0.19)	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred shares		Common Stock		Additional		Accumulated Other
	Number of	Par	Number of	Par	Paid-in		Comprehensive
	Shares	Value	Shares	Value	Capital	Deficit	Gain (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, January 1, 2022	-	$-	13,000,000	$1,300	$5,089,671	$(1,985,988)	$375,303	$3,480,286

Shares issued on initial public offering	-	-	5,060,000	506	18,047,863	-	-	18,048,369
Net loss	-	-	-	-	-	(1,655,903)	-	(1,655,903)
Foreign currency translation adjustment	-	-	-	-	-	-	(420,941)	(420,941)
BALANCE, December 31, 2022	-	$-	18,060,000	$1,806	$23,137,534	$(3,641,891)	$(45,638)	$19,451,811

Net loss	-	-	-	-	-	(3,501,518)	-	(3,501,518)
Stock options granted	-	-	-	-	667,016	-	-	667,016
Foreign currency translation adjustment	-	-	-	-	-	-	(214,916)	(214,916)
BALANCE, December 31, 2023	-	$-	18,060,000	$1,806	$23,804,550	$(7,143,409)	$(260,554)	$16,402,393

Net loss	-	-	-	-	-	(3,690,287)	-	(3,690,287)
Foreign currency translation adjustment	-	-	-	-	-	-	(74,040)	(74,040)
BALANCE, December 31, 2024	-	$-	18,060,000	$1,806	$23,804,550	$(10,833,696)	$(334,594)	$12,638,066

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2024	2023	2022
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,690,287)	$(3,501,518)	$(1,655,903)
Adjustments to reconcile net loss to cash (used in) operating activities:
Depreciation and amortization	797,656	693,531	303,269
Bad debt written-off	—	—	105,204
Options issued	—	667,016	—
Change in operating assets and liabilities
Accounts receivable	290,569	1,119,804	(697,873)
Inventories	(7,647)	(586,551)	535,182
Prepayments	(306,050)	(1,412,318)	(180,974)
Deposits	(301)	(71,188)	2,525
Other receivables	95,031	20,627	268,621
Accounts payable	(71,823)	(67,945)	(1,631,595)
Advance from customers	11	(6,364)	(216,269)
Other payables and accruals	(134,159)	(50,253)	(960,292)
Taxes payable	(15,081)	31,972	—
Operating lease liabilities	—	—	(42,771)
Net cash (used in) operating activities	(3,042,081)	(3,163,187)	(4,170,876)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(115,161)	(1,360,274)	(4,181,724)
Net cash (used in) investing activities	(115,161)	(1,360,274)	(4,181,724)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from IPO	—	—	18,048,369
Payments of principal finance lease	—	—	(8,391)
Proceeds from short-term loan	—	—	1,964,072
Repayments of short-term loan	—	—	(1,964,072)
Proceeds from bank borrowings	36,808	—	—
Repayments of bank borrowings	(81,365)	(154,976)	(642,176)
Net cash (used in) provided by financing activities	(44,557)	(154,976)	17,397,802

EFFECT OF EXCHANGE RATE ON CASH	(1,020)	(3,484)	(10,680)

NET (DECREASE) INCREASE IN CASH	(3,202,819)	(4,681,921)	9,034,522

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,483,730	9,165,651	131,129

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,280,911	$4,483,730	9,165,651

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$16,559	$18,859	$208,565
Cash paid for income taxes	$55,085	$125,067	$—

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

NOTE 1 - ORGANIZATION AND BUSINESS

Intelligent Living Application Group Inc. (“ILA”) and its consolidated subsidiaries (collectively referred to as the “Company”) manufacture and sell door locksets. The Company sells its door locksets primarily to customers in the United States of America (“US”) and Canada.

ILA is a holding company incorporated in the Cayman Islands on July 17, 2019, under the Cayman Islands Companies Act as an exempted company with limited liability. ILA has no substantive operations other than holding all of the outstanding share capital of Intelligent Living Application Group Limited (“ILA BVI”). ILA BVI was established under the laws of the British Virgin Islands (“BVI”) on March 19, 2014; and it is a company holding all of the outstanding equity of Kambo Hardware Limited, Kambo Locksets Limited, Bamberg (HK) Limited, Hing Fat Industrial Limited and Dongguan Xingfa Hardware Products Co., Ltd.

On July 15, 2022, the Company closed its initial public offering (“IPO”) of 5,060,000 ordinary shares, par value $0.0001 per share, priced at $4.00 per share. The gross proceeds from the IPO were $20.24 million, before deducting underwriting discounts and other related expenses. The ordinary shares of the Company began trading on the Nasdaq Capital Market on July 13, 2022 under the ticker symbol “ILAG.”

Intelligent Living Application Group Inc. (incorporated in Cayman Islands)
100%
Intelligent Living Application Group Limited (incorporated in BVI)
100%
100%
100%
100%
100%
Kambo Hardware Limited (incorporated in Hong Kong)
Kambo Locksets Limited (incorporated in Hong Kong)
Bamberg (HK) Limited (incorporated in Hong Kong)
Hing Fat Industrial Limited (incorporated in Hong Kong)
100%
(Mainland China)
Dongguan Xingfa Hardware Products Co., Ltd. (incorporated in Dongguan, PRC)

Below is a summary of legal entities controlled by ILA after the reorganization.

	Date of	Place of
Legal Entity	incorporation	incorporation	Principal activities
Intelligent Living Application Group Inc.	July 17, 2019	Cayman Islands	Holding company

Intelligent Living Application Group Limited	March 19, 2014	BVI	Intermediate holding company

Kambo Locksets Limited	March 26, 2014	Hong Kong, PRC	Sale of door locksets to US and Canadian market

Kambo Hardware Limited	February 25, 2015	Hong Kong, PRC	Sale of locksets and related hardware to other markets

Bamberg (HK) Limited	June 24, 2016	Hong Kong, PRC	Sale of self-branded door locksets

Hing Fat Industrial Limited	March 23, 2009	Hong Kong, PRC	Designs door locksets; holding company of Dongguan Xingfa

Dongguan Xingfa Hardware Products Co., Ltd.	August 6, 1993	The People Republic of China (the “PRC”)	Manufactures door locksets

NOTE 2 – LIQUIDITY AND GOING CONCERN

As indicated in the Company’s consolidated financial statements, the Company reported a net loss of approximately $3.7 million, $3.5 million and $1.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, and its cash and cash equivalents had declined to $1,280,911 as of December 31, 2024. The Company’s ability to continue as a going concern is dependent on its ability to continue to meet its obligations as they become due, and obtain additional or alternative financing required to fund its working capital requirements.

The Company expects to fund its operations primarily through cash flow from operations and borrowings from related parties or financial institutions. In the event that the Company requires additional funding to finance its operations, the Company’s major shareholders have indicated their intent and ability to provide such financial support. Based on the Company’s production schedule as of the date of this report, the Company has received customer orders with delivery scheduled up to August 2025. After careful consideration of the Company’s most recent cash flow projections and working capital requirements (including but not limited to orders from its key customers), management of the Company believes that the Company will be able to continue to operate as a going concern in the foreseeable future and it will have sufficient working capital to meet its operating needs for at least the next 12 months from the date of filing this report.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments related to the recoverability and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements (“CFS”) were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The CFS include the financial statements of the Company and its subsidiaries. All subsidiaries are wholly-owned. All significant intercompany transactions and balances were eliminated in consolidation.

The CFS have been prepared on a historical cost basis, except for financial assets and financial liabilities which have been measured at fair value. The CFS are presented in United States dollars (“USD”).

Use of estimates

The preparation of CFS in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the CFS and the reported amounts of revenue and expenses during the reporting periods presented. Significant accounting estimates reflected in the Company’s CFS include the useful lives and residual value of property and equipment. Actual results could differ from those estimates.

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

Translation of amounts from HKD into USD was made at the following exchange rates:

Balance sheet items, except for equity accounts:
December 31, 2024	HKD 7.77 to $1
December 31, 2023	HKD 7.81 to $1
December 31, 2022	HKD 7.80 to $1

Statement of operations and cash flow items:
For the year ended December 31, 2024	HKD 7.80 to $1
For the year ended December 31, 2023	HKD 7.83 to $1
For the year ended December 31, 2022	HKD 7.76 to $1

Translation of amounts from RMB into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
December 31, 2024	RMB 7.19 to $1
December 31, 2023	RMB 7.08 to $1
December 31, 2022	RMB 6.96 to $1

Statement of operations and cash flow items:
For the year ended December 31, 2024	RMB 7.12 to $1
For the year ended December 31, 2023	RMB 7.05 to $1
For the year ended December 31, 2022	RMB 6.73 to $1

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, which are not restricted as to use; and highly liquid investments that are readily convertible into known amounts of cash, which have a short maturity of generally within three months when acquired. As of December 31, 2024 and 2023, the Company did not have any cash equivalents. The Company maintains bank accounts in the PRC and Hong Kong.

Expected credit losses

On January 1, 2023, the Company adopted ASC 326, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s CFS.

The Company maintains an allowance for expected credit losses in accordance with ASC 326 and records the allowance for credit losses, if warranted, as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Inventories

Inventories consist of raw materials, work-in-progress and finished goods. They are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the related net realizable value and will set up an allowance to write down the cost of inventories to its net realizable value, if it is lower than cost. As of December 31, 2024 and 2023, the Company determined that no allowance for slow-moving or obsolete inventories was necessary.

Other receivables

Other receivables primarily include receivables from employees related to social security benefits and VAT receivable. Management reviews the composition of other receivables and determines if an allowance for doubtful accounts is needed. A allowance for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2024 and 2023, the Company determined that no allowance was necessary.

Prepayments and deposits

Prepayments consisted mainly of prepaid marketing research expenses, prepaid manufacture expenses, prepaid research and development expenses, prepaid taxes, prepaid insurance, and prepaid software license. Deposits, a non-current asset, are related to long-term office rental. These amounts are refundable and bear no interest. Prepayments and deposits are classified as either current or non-current based on the terms of the respective agreements. These prepayments are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2023, management believes that the Company’s prepayments and deposits are not impaired.

Prepayments consisted of the following:

	As of December 31,
	2024	2023
Marketing research expenses	$150,624	$499,302
Manufacturing expenses	1,305,406	399,442
Research and development expenses	—	299,581
Prepaid taxes	383,083	389,331
Other	368,480	311,928
Total	$2,207,593	$1,899,584

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

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future undiscounted cash inflows attributable to the asset, less estimated future undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such an asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. There were no impairments of these assets as of December 31, 2024 and 2023.

Fair value of financial instruments

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs used in the valuation technique are observable or unobservable. The hierarchy is as follows:

● Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

● Level 3 – inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair values of the Company’s other financial instruments including cash, notes receivable, accounts receivable, advances to suppliers, amounts due from (to) related parties, other assets, bank and other borrowings, accounts payable, contract liabilities and other current liabilities are approximated to their recorded values due to their short-term maturities.

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize the allocated revenue when the company satisfies a performance obligation

The Company derives substantially all of its revenue from product sales, specifically sale of door locksets, locksets and related hardware to customers. The contacts with customers specify the product details, delivery terms, and payment conditions. Revenue from product sales is recognized when control passes to the customer, which generally occurs at a point in time when products are delivered FOB (freight on board). Payment terms are generally based on customer agreements, where payments are due within 28 days after products are delivered FOB and the Company issue invoice. In addition, the Company determines itself as principle under trade transaction, and revenue is recorded net of tariffs, VAT and discounts.

Historically, the Company has not experienced any returns, refunds or warranty-related claims. As a result, the Company does not maintain specific accounting policies or provision for those obligations. The Company monitors the nature and frequency of such claims and will establish appropriate policies if circumstances change in the future.

Cost of goods sold

Cost of goods sold consists primarily of the cost of raw materials (mainly brass, stainless steel, iron and zinc alloy), direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process, and related production costs from molding of raw materials to production of door locksets such as handles, panels and spindles, product assembly, quality control and packaging and shipping. Write-down of inventory, export tax rebates, if any, are also recorded in cost of goods sold. For 2024, 2023 and 2022, the Company received export tax rebates of RMB3,204,000 ($450,000), RMB2,906,000 ($412,000) and RMB6,628,000 ($985,000), respectively.

Cost of goods sold – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Such costs relate primarily to depreciation expense related to the Company’s electroplating equipment that cannot be directly attributable to the production process. Idle capacity expenses were $362,894, $345,424 and nil for 2024, 2023 and 2022, respectively.

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

For leases with an initial term of 12 months or less, the Company is permitted to and did make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. During 2024 and 2023, the Company recognized lease expense for such leases on a straight-line basis over the lease term.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. Tax returns filed for 2021 to 2024 in the PRC and Hong Kong are subject to examination by the applicable tax authorities.

Value added tax

The Company is subject to value added tax (“VAT”) in the PRC. Revenue generated and purchases within the PRC from domestic suppliers are generally subject to VAT at the rate of 13% starting in April 2019. Certain VAT is refundable after filing rebate applications. As of December 31, 2024 and 2023, the Company is entitled to receive a refund of $143,000 and $216,000, respectively, which is recorded in other receivables on the Company’s consolidated balance sheets.

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

Share-based compensation

The Board of Directors of the Company approved and adopted Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan (the “Equity Plan”) on October 20, 2022, which was approved at the stockholders’ meeting on December 16, 2022. The total ordinary shares of the Company authorized for issuance during the term of the Equity Plan is 2,500,000.

On February 22, 2023, (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock options to purchase 820,000 ordinary shares of the Company (the “Shares”) at $1.23 per share, pursuant to the Equity Plan, to 16 officers, directors and employees of the Company and its subsidiaries (the “Grantees”). The Grants vested immediately on the Grant Date and each of the Grantees also entered into a Stock Option Agreement with the Company on February 22, 2023. The options will expire five (5) years from the Grant Date and may be exercised by cashless exercise pursuant to the terms and conditions of the Stock Option Agreement.

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

The following table sets forth the Company’s revenue from customers by geographical areas based on the location of the customers:

	For the years ended
	December 31,
	2024	2023	2022
US	$7,393,736	$6,364,773	$11,717,347
Canada	112,815	78,584	440,755
Total	$7,506,551	$6,443,357	$12,158,102

The following table sets forth the Company’s property and equipment, for the purpose of geographical information:

	As of December 31,
	2024	2023
PRC	$4,241,628	$4,863,530
Hong Kong	683,889	810,054
Total	$4,925,517	$5,673,584

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

Commitment and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC 450-120, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of less can be reasonably estimated.

Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose expanded information about their reportable segment(s)’ significant expenses and other segment items on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The ASU is required to be applied retrospectively to all prior periods presented in the financial statements once adopted. The Company is evaluating the disclosure requirements for the new standard.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities to disclose specific tax rate reconciliation categories, as well as income taxes paid disaggregated by jurisdiction, amongst other disclosure enhancements. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU can be adopted on a prospective or retrospective basis. The Company is evaluating the disclosure requirements for the new standard.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the CFS.

 Concentrations

Details of the customers accounting for 10% or more of the Company’s total revenues are as follows:

	For the years ended
	December 31,
	2024		2023		2022
Customer A	$2,823,568	37.6%	$1,786,656	27.5%	$5,654,248	46.5%
Customer B	1,442,988	19.2%	888,595	13.7%	1,871,116	15.4%
Customer C	2,213,651	29.5%	1,723,506	26.5%	1,586,681	13.1%
Customer D	—	—	1,332,746	20.5%	1,306,755	10.7%
	$6,480,207	86.3%	$5,731,503	88.2%	$10,418,800	85.7%

Details of the customers which accounted for 10% or more of the Company’s accounts receivable are as follows:

	As of December 31,
	2024		2023
Customer A	$—	—%	$110,963	24.9%
Customer B	133,665	96.5%	165,600	37.2%
Customer C	—	—%	135,074	30.3%
	$133,665	96.5%	$411,637	92.4%

Credit risk

Financial assets of the Company that potentially subject to credit risk mainly consist of cash and accounts receivable.

The Company’s cash deposits are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. In the PRC, an individual entity’s deposit maintained at a bank is insured for a maximum of RMB500,000 (equivalent to approximately $70,000) in the event of bank failure. In Hong Kong, an individual entity’s deposit maintained at a bank is insured for a maximum of HKD800,000 (equivalent to approximately $103,000) in the event of bank failure. In British Virgin Islands and Cayman Islands, entity’s deposit is not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2024, cash balance of $61,316 was maintained at financial institutions in the PRC, of which the entire balance was insured; and cash balance of $1,217,795 was maintained at financial institutions in Hong Kong, of which the entire balance was insured.

For accounts receivable, the Company has provided no allowance as of December 31, 2024 and 2023 because the account balances were usually collected (realized) within 1 month, and therefore management considered the provision for impairment would be immaterial, if any.

Liquidity risk

The Company reported net loss of approximately $3.7 million, $3.5 million and $1.7 million for 2024, 2023 and 2022, respectively. The Company’s operating cash flows and liquidity could be negatively impacted by the risk of potential loss of business (or reduction in purchase orders) from any such customers. The Company has historically funded its working capital needs from operations, equity financing and bank loans. In managing the Company’s liquidity risk, management monitors the Company’s operating cash flows, evaluates its collection risk and priorities its capital spending. As of December 31, 2024, the Company had cash of approximately $1.3 million. Based on the Company’s current business plan and cash flows projection, management believes the operating activities and existing funds can provide sufficient liquidity to meet the Company’s working capital requirements for at least twelve months from the date of this report.

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

Details of the suppliers accounting for 10% or more of total purchases are as follows:

	Years Ended December 31,
	2024		2023		2022
Supplier A	$565,540	16.4%	$747,881	22.3%	$1,453,212	21.7%
Supplier B	553,538	16.1%	—	—%	679,950	10.2%
	$1,119,078	32.5%	$747,881	22.3%	$2,133,162	31.9%

Details of the suppliers which accounted for 10% or more of accounts payable are as follows:

	As of December 31,
	2024		2023
Supplier A	$75,513	30.1%	$94,913	29.2%
Supplier B	77,361	30.8%	80,577	24.8%
Supplier C	29,326	11.7%	34,434	10.6%
	$182,200	72.6%	$209,924	64.6%

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMBs into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Company had $61,442 and $81,226 of cash and cash equivalents denominated in RMB as of December 31, 2024 and 2023, respectively.

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

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2024 and 2023 consisted of the following:

	As of December 31,
	2024	2023
Accounts receivable	$139,214	$445,500
Less: allowance for estimated credit losses	—	—
	$139,214	$445,500

No allowance for estimated credit losses has been established as management believes that amounts outstanding are fully collectible. For 2024, 2023 and 2022, the Company had written-off uncollectible accounts receivable of nil, nil and $105,204, respectively. As the date of this report, the Company’s accounts receivable as of December 31, 2024 were collected in full.

NOTE 5 - INVENTORIES

The composition of inventories are as follows:

	As of December 31,
	2024	2023
Raw materials	$25,117	$48,422
Work-in-progress	4,484,021	4,615,592
Finished goods	525,800	363,733
Total	$5,034,938	$5,027,747

During the years ended December 31, 2024, 2023 and 2022, there were no inventory reserves or inventory write offs.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2024	2023
Office equipment	$178,936	$185,280
Production equipment	7,655,936	7,746,905
Motor vehicles	449,808	387,741
Leasehold improvements	881,583	876,709
Less: accumulated depreciation and amortization	(4,240,745)	(3,523,051)
Property and equipment, net	$4,925,517	$5,673,584

NOTE 7 - OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the followings:

	As of December 31,
	2024	2023
Accrued production cost	$203,780	$252,569
Accrued salary	133,619	177,995
Accrued social security benefits	68,643	110,906
Accrued utilities	33,125	34,683
Accrued business tax and others	49,201	49,197
Total	$488,368	$625,350

NOTE 8 - RELATED PARTY BALANCES AND TRANSACTIONS

In 2018, the Company entered into a rental agreement with Kambo Security Products Limited for office space in Hong Kong. The rental agreement is renewed annually. Kambo Security Products Limited is owned by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau, major shareholders of ILA. The major shareholders of ILA are committed to renewing the rental agreement with the Company for no less than 5 additional years. Rent expense for 2024, 2023 and 2022 was $74,000, $74,000 and $54,000, respectively.

NOTE 9 - BANK BORROWINGS

On May 14, 2021, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum of HKD 1.0 million (approximately $0.1 million) for working capital purposes, with the term from June 14, 2021 to May 13, 2029, bearing interest at 2.75%. Under the facilities, the Company borrowed HKD 1.0 million (approximately $0.1 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing June 14, 2021.

On October 8, 2020, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum amount of HKD 1.0 million (approximately $0.1 million) for working capital purposes, with the term from November 25, 2020 to November 24, 2028, bearing interest at 2.75%. Under the facilities, the Company borrowed HKD 1.0 million ($0.1 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing December 25, 2020.

On April 28, 2020, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum amount of HKD 4.0 million (approximately $0.5 million) for working capital purposes, with the term from May 18, 2020 to May 17, 2028, bearing interest at 2.75%. Under the facilities, the Company borrowed HKD 4.0 million ($0.5 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing June 18, 2020.

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

During 2024, 2023 and 2022, interest expense for these credit facilities was $16,559, $18,859 and $26,836, respectively.

The following table shows the maturity of the Company’s bank borrowings as of December 31, 2024:

For the years ending December 31,	Amount
2025	$170,726
2026	90,012
2027	92,749
2028	58,479
2029	7,518
Total Bank Borrowings	$419,484

NOTE 10 - RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

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

The Company has the following operating leases:

●	Real estate leases for its manufacturing factory and electroplating production line in the PRC (annual payment of approximately $611,000) that will expire on February 28, 2026 and September 30, 2026, respectively. Two office parking facilities (annual payment of approximately $11,000) that will expire on November 30, 2026 and expired March 31, 2026, respectively.

●	Office equipment lease (annual payment of approximately $4,000) that will expire on December 31, 2029, and various real estate leases for its office space in Hong Kong (annual payment of approximately $175,000) that will expire on December 31, 2025, June 15, 2025 and July 31, 2025, respectively.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

The weighted-average remaining lease terms and discount rates of the Company’s operating leases are as follows:

	As of December 31,
	2024	2023
Weighted average remaining lease term (years)	$1.35	$1.78
Weighted average discount rate	4.0%	5.0%

Operating lease expenses are allocated between the cost of revenues and selling, general, and administrative expenses. Total operating lease expenses were approximately $801,000, $778,000 and $497,000 for 2024, 2023 and 2022, respectively. Gross sublease income was approximately $140,000, $142,000 and $117,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2025	$508,089
2026	124,823
2027	3,893
2028	3,893
2029	3,569
Total operating lease payments	644,267
Less: imputed interest	(17,927)
Present value of operating lease liabilities	$626,340

NOTE 11 – STOCK-BASED COMPENSATION

The Company operates a share-based payment scheme (the “Scheme”) to provide incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Eligible participants of the Scheme include the Company’s directors, employees and consultants.

The 2022 Omnibus Equity Plan

The BOD of the Company approved and adopted Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan (the “Equity Plan”) on October 20, 2022, which was approved at the stockholders’ meeting on December 16, 2022. The total ordinary shares of the Company authorized for issuance during the term of the Equity Plan is 2,500,000.

On February 22, 2023, (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock options to purchase 820,000 ordinary shares of the Company (the “Shares”) at $1.23 per share, pursuant to Equity Plan, to sixteen officers, directors and employees of the Company and its subsidiaries (the “Grantees”) The Grants vested immediately on the Grant Date and each of the Grantees also entered into a Stock Option Agreement with the Company on February 22, 2023. The options expire five (5) years from the Grant Date and may be exercised by cashless exercise pursuant to the terms and conditions of the Stock Option Agreement.

The stock options granted to officers, directors and employees are accounted for as equity awards and measured at their Grant Date fair values of $667,016 by using a binomial model. As of December 31, 2024, none of the Grants was exercised. The Company does not believe that the stock options granted will have any dilution impact on the Company’s earnings per share since these stock options has not been exercised as of December 31, 2024 and the Company operated at a loss for 2024 and 2023.

NOTE 12 – EQUITY TRANSACTIONS

Preferred shares

On July 16, 2021, the Company amended its articles of association and authorized 50,000,000 preferred shares with a par value of $0.0001. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2024 and 2023.

Ordinary shares

On July 15, 2022, the Company closed its IPO of 5,060,000 ordinary shares priced at $4.00 per share.

NOTE 13 - INCOME TAXES

Corporate income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiaries in the PRC and Hong Kong. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

The Company’s subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

The Company’s Hong Kong subsidiaries, including Hing Fat Industrial Limited, Kambo Locksets Limited, Bamberg (HK) Limited and Kambo Hardware Limited, are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax was calculated at 16.5% of the estimated assessable profit for 2023 and 2022. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

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

 (Loss) income before provision for income taxes is as follows:

	For the years ended
	December 31,
	2024	2023	2022
Cayman and BVI	$(2,076,775)	$(1,658,203)	$(138,363)
Hong Kong	(1,871,990)	(1,959,799)	(1,500,125)
PRC	341,692	172,723	(17,415)
Total	$(3,607,073)	$(3,445,281)	$(1,655,903)

Significant components of deferred tax assets are as follows:

	As of December 31,
	2024	2023
Deferred tax assets:
Net operating loss carry forwards	$1,306,923	$972,930
Total deferred tax assets	1,306,923	972,930
Deferred tax liabilities:
Depreciation	—	—
Total deferred tax liabilities	—	—

Total deferred tax assets-net	1,306,923	972,930
Less: Valuation allowance	(1,306,923)	(972,930)
Deferred tax assets, net	$—	$—

Future tax benefits which may arise as a result of net operating loss carry-forward have not been recognized in the accompanying consolidated financial statements as their realization has not been determined likely to occur. As of December 31, 2024 and 2023, the Company believes it is more likely than not that its PRC and HK subsidiaries will be unable to fully utilize their deferred tax assets related to their net operating loss carry-forward in the PRC and Hong Kong. If the Company is unable to generate taxable income in its PRC and Hong Kong operations, it is more likely than not that it will not have sufficient income to recognize the net deferred tax assets. As a result, the Company provided a 100% valuation allowance on its net deferred tax assets of approximately $1,306,923 and $972,930 for its operations in the PRC and Hong Kong as of December 31, 2024 and 2023, respectively. The valuation allowance increased by $333,993, $336,242 and $242,472 during 2024, 2023 and 2022, respectively.

Reconciliation of effective income tax rate is as follows:

	For the years ended
	December 31,
	2024	2023	2022
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax rate differential (HK)	(4.4)	(4.8)	(7.7)
Tax effect of non-deductible expenses	0.3	(0.6)	—
Valuation allowance	(18.5)	(18.0)	(17.3)
Effective tax rate	2.4%	1.6%	—%

Uncertain tax position

There were no uncertain tax positions as of December 31, 2024 and 2023 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For 2024, 2023 and 2022, the Company did not incur any tax related interest or penalties.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

NOTE 15 - SUBSEQUENT EVENTS

On February 19, 2025 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board of the Company granted stock awards of ordinary shares of the Company, par value $0.0001, pursuant to the Company’s 2022 Omnibus Equity Plan, to certain officers and employees of the Company and its subsidiaries (the “Grantees”), including: 400,000 Ordinary Shares to Wynn Hui, Chief Technical Officer and a director of the Company, 400,000 Ordinary Shares to Bun Lau, Chief Operating Officer and a director of the Company, 400,000 Ordinary Shares to Errol Hui, Vice President of Engineering of the Company, 100,000 Ordinary Shares to Frederick Wong, Chief Financial Officer of the Company, 80,000 Ordinary Shares to Wei Zhong, Vice President of Finance of the Company as well as 40,000 Ordinary Shares to each of the independent directors of the Company, namely Monique Ho, Chun Fai (Kenneth) Liu, Carina Chui and Henry Yeung. On the Grant Date, the Committee and the Board also granted 2,000,000 Series A Preferred Shares, par value US$0.0001 to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board and each Series A Preferred Share is entitled to twenty (20) votes (collectively, the “Grants”). The Grants vested immediately on the Grant Date and each of the grantees also entered into an Unrestricted Stock Award Agreement with the Company on February 19, 2025.

On February 25, 2025, the Company entered into a Placement Agency Agreement (the “PAA”) with Craft Capital Management LLC (“Craft Capital”), as the Placement Agent, to issue and sell 1,034,483 ordinary shares (the “Shares”) of the Company, $0.0001 par value per share (“Ordinary Shares”), at $0.58 per Share. The Shares were offered by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-274495), that was declared effective by the Securities and Exchange Commission on December 4, 2023, on a best-efforts basis (the “Offering”). On February 27, 2025, the Offering was closed. Total gross proceeds from the offering, before deducting the placement agent’s fees and other offering expenses, is $600,000.

NOTE 16 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

ILA became the parent company of the Company as a result of the execution of the Share Exchange Agreement in April 2020. ILA is a holding company with no bank account, did not have any significant capital and other commitments, and did not have any long-term obligations, or guarantees as of December 31, 2024. ILA did not have any business activities during the year ended December 31, 2024.

The following is the parent company balance sheets:

	As of December 31,
	2024	2023
	USD	USD
	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Investment in subsidiaries	$12,638,066	$16,402,393
TOTAL ASSETS	$12,638,066	$16,402,393

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$—	$—

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.0001 per share; 50,000,000 shares authorized; none issued and outstanding	—	—
Ordinary shares, par value $0.0001 per share; 450,000,000 shares authorized; 18,060,000 shares issued and outstanding	1,806	1,806
Additional paid-in capital	19,586,674	19,586,674
Accumulated deficit	(6,615,820)	(2,925,533)
Accumulated other comprehensive loss	(334,594)	(260,554)
TOTAL SHAREHOLDERS’ EQUITY	12,638,066	16,402,393

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,638,066	$16,402,393

The following is the parent company statements of operations and comprehensive loss:

	For the Years Ended
	December 31,
	2024	2023	2022
	USD	USD	USD

EQUITY LOSS	$(2,076,775)	$(1,658,203)	$(1,538,363)

NET LOSS	$(2,076,775)	$(1,658,203)	$(1,538,363)

COMPREHENSIVE LOSS
Net loss	$(2,076,775)	$(1,658,203)	$(1,538,363)
Foreign currency translation adjustments	(74,040)	(214,916)	(420,941)

COMPREHENSIVE LOSS	$(2,150,815)	$(1,873,119)	$(1,959,304)

