Form 20-F/A
period 2024-12-31
Intelligent Living Application Group Inc.
filed 2025-11-18
CIK 1814963

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

This Amendment No. 1 (the “Form 20-F/A”) to the Annual Report on Form 20-F of Intelligent Living Application Group Inc. (the “Company”) for the year ended December 31, 2024 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on April 28, 2025, is being filed for the purpose of providing the correct links to Exhibits 1.1 and 1.2 of the Form 20-F.

Except as described above, this Form 20-F/A does not, and does not purport to, amend, modify, update or restate any information set forth in the Form 20-F or reflect any events that occurred subsequent to the filing of the Form 20-F on April 28, 2025.

Exhibit No	Description
1.1	Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
1.2	Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT LIVING APPLICATION GROUP INC.

/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer and Chairman of the Board

Date: November 18, 2025

2