Form 20-F
period 2025-12-31
Intelligent Living Application Group Inc.
filed 2026-04-24
CIK 1814963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

+ 852 2481 7938

Email: info@i-l-a-g.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.001	ILAG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, there were 2,076,948 ordinary shares issued and outstanding, par value US$0.001 per share.

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

Unless indicated otherwise, references to:

●	“Bamberg” are to Bamberg (HK) Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI; “China” or the “PRC” are to the People’s Republic of China;

●	“EIT” are to PRC enterprise income tax; “Hing Fat” are to Hing Fat Industrial Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI;

●	“Hong Kong” are to Hong Kong Special Administrative Region of the People’s Republic of China；

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong；

●	“Intelligent Living,” “we,” “us,” “our company,” “ILAG,” and “our” are to Intelligent Living Application Group Inc., a Cayman Islands exempted company with limited liability, and its subsidiary and consolidated entity;

●	“ILAG BVI” are to Intelligent Living Application Group Limited, a holding company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Intelligent Living Application Group Inc.;

●	“Kambo Hardware” are to Kambo Hardware Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI;

●	“Kambo Locksets” are to Kambo Locksets Limited, which was incorporated under the laws of Hong Kong and is a wholly owned subsidiary of ILAG BVI

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.001 per share;

●	“Preferred Share(s)” are to our preferred shares with a par value of US$0.001 per share;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	Xingfa are to Dongguan Xingfa Hardware Products Co. Ltd., which was incorporated under the laws of China and is a wholly owned subsidiary of Hing Fat.

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

We completed an initial public offering of our ordinary shares at an initial offering price of US$40.00 per share on July 15, 2022. Our ordinary shares, par value US$0.001 per share, are traded on the Nasdaq Capital Market under the symbol “ILAG”. All references in this report to share and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the 1 for 10 share consolidation/reverse stock split of the ordinary shares and preferred shares of the Company on December 30, 2025 unless specified otherwise.

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

This report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of the lockset and hardware marketplace industry and tariffs on our product sold in the U.S. results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

There are legal and operational risks associated with being based in and having all our operations in Hong Kong and China. In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that, (i) cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review and (ii) critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On September 24, 2024, CAC published the Administration Measures for Cyber Data Security, or the “Cyber Data Security Measure”, which requires a network data handler may transmit personal information abroad if it meets certain conditions including without limitation that pass the security assessment for data cross-border transmission organized by the state cyberspace administration, certified by a specialized agency in respect of the protection of personal information, enter into standard contract for cross-border transmission of personal information as developed by the state cyberspace administration and etc. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 is considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 business days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules provide that the determination as to whether a domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; and (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. The New Overseas Listing Rules also stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. We are headquartered in Hong Kong and our major operational activities are carried out in Hong Kong, our main places of business are located in Hong Kong, and none of the senior managers in charge of operation and management of the Company is Chinese citizen or domiciled in China. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Also, all the senior managers in charge of business operation and management of the Company and its manufacturing subsidiary in China are non- Chinese citizens and do not have regular domicile in China, the main location of the business operations or business activities of the Company are in Hong Kong instead of mainland China and our manufacturing subsidiary in China only supplies its products to its affiliates in Hong Kong and does not sell them in mainland China. In addition, the proportion of any indicator of the operating income, total profit, total assets or net assets of the mainland subsidiary in the most recent accounting year to the relevant data of the Company’s audited consolidated financial statements for the same period shall not exceed 50%. According to the advice by our Chinese legal counsel Guangdong Wesley Law Firm, we believe the Company would not be deemed as “Indirect Overseas Issuance and Listing” under the Trial Administrative Measures, the New Overseas Listing Rules by CSRC do not apply to the Company. The Company owns 100% equity interest of all its subsidiaries including the manufacturing subsidiary in China and does not have a VIE structure. Our subsidiary in China manufactures and sells locksets to its affiliate in Hong Kong and is not a cyberspace operator with personal information of more than 1 million users or activities that affect or may affect national security and it does not have documents and materials which may adversely affect national security or public interests. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or continue to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business. If there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as mainland Chinese companies. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Company’s auditor is headquartered in the U.S. and it is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022, and Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection on a regular basis.

Permissions Required from the PRC Authorities for Our Operations

Our wholly owned subsidiary Dongguan Xingfa Hardware Products Co. Ltd. (“Xingfa”) is incorporated and operating in mainland China. Xingfa has received all permission required to obtain from Chinese authorities to operate its current business in China or issue the ordinary shares of the Company to foreign investors, including Business license, Customs Registration Certificate, Bank Account Open Permit and Approval regarding Environmental Protection. Currently, the Chinese government may intervene or influence our operations in China or any securities offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. Other than these permits, we are not required to obtain permit and approval from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. We or our subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve our business and operations. We manufacture and sell lockset products and our products and services do not pose national security risks, based on the advice of our PRC counsel, we are not deemed “personal information processor”, “critical information infrastructure operator”, “personal information processor who has a large user base and/or operates complex types of businesses”, or “entrusted party”，we are not subject to the report requirement under Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021, which became effective on February 15, 2022.

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

Intelligent Living Application Group Inc. (“ILAG”) is incorporated in Cayman Islands as a holding company with no actual operations and it currently conducts its business through its subsidiaries in Hong Kong and China. There has been no cash flows and transfers of other assets between the holding company and its subsidiaries. For the year ended December 31, 2025 and 2024, ILAG BVI paid approximately $993,000 and $285,000, respectively, to cover general and administrative expenses through intercompany loans, rather than as dividends or distributions on behalf of ILAG. None of our subsidiaries has made any dividend payment or distribution to our holding company as of the date this report and they have no plans to make any distribution or dividend payment to the holding company in the near future. Neither the Company nor any of its subsidiaries has made any dividends or distributions to U.S. investors as of the date of this report.

At operational level, Xingfa has sold products with markups to Hing Fat, in the amount of approximately $4.43 million and $7.18 million for the year ended December 31, 2025 and 2024, respectively. Hing Fat has sold products with markups to Kambo Locksets in the amount of approximately $4.10 million and $7.33 million for the year ended December 31, 2025 and 2024, respectively. Hing Fat has made payment to Xingfa approximately $3.59 million and $6.42 million for the year ended December 31, 2025 and 2024, respectively. Kambo Locksets has made payment to Hing Fat for approximately $3.59 million and $6.46 million for the years ended December 31, 2025 and 2024, respectively.

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

Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the years ended December 31, 2025, 2024 and 2023 and the selected consolidated balance sheets data as of December 31, 2025 and 2024 have been derived from our audited consolidated financial statements (“CFS”), which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited CFS and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited CFS are prepared and presented in accordance with US GAAP.

	December 31, 2025	December 31, 2024
Current assets	$6,820,115	$8,815,426
Total non-current assets	$1,662,259	$5,624,795
Total assets	$8,482,374	$14,440,221
Total current liabilities	$3,457,035	$1,420,108
Total non-current liabilities	$168,717	$382,047

	For the years ended December 31,
	2025	2024	2023
Revenue	$4,493,572	$7,506,551	$6,443,357
Operating expenses *	$19,482,836	$5,182,268	$4,527,090
Net loss	$(19,347,439)	$(3,690,287)	$(3,501,518)

* During the year ended December 31, 2025, operating expenses included (i) an impairment loss on property, plant and equipment of $2,746,026 and (ii) $9,630,964 of non-cash compensation expense attributable to the issuance of Series A and Series B Preferred Shares to Mr. Bong Lau, Chief Executive Officer and Chairman of the Board.

	For the years ended December 31,
	2025	2024	2023
Net cash used in operating activities	$(2,429,866)	$(3,042,081)	$(3,163,187)
Net cash used in investing activities	$(3,304)	$(115,161)	$(1,360,274)
Net cash provided by (used in) financing activities	$1,797,956	$(44,557)	$(154,976)
Net (decrease) in cash	$(634,972)	$(3,202,819)	$(4,681,921)

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

Risks Related to Our Business

●	Tariffs, trade war and changes in U.S. trade policies have and could continue to significantly reduce the volume of exporting our products into the United States, which may materially reduce our profit margin and our sales in the United States.

●	We incurred net losses for the year ended December 31, 2025 and the past two years and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern over the next 12 months. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●	Fluctuations in the price, availability or quality of raw materials used in our products could cause manufacturing delays, adversely affecting our ability to provide goods to our customers or increase costs, any of which could decrease our sales or earnings.

●	Xingfa may experience material disruptions to its manufacturing operations in China that could result in material delays, quality control issues, increased costs and loss of business opportunities, which may negatively impact our sales and financial results.

●	We face risks related to health epidemics and other outbreaks, including the coronavirus (COVID-19), which has caused and may continue to cause business disruptions, resulting in a material adverse impact to our financial condition and results of operations.

●	Environmental regulations impose substantial costs and limitations on our operations and violation of environmental regulations might subject us to fines, penalties or suspension of production which could have material negative impact on our financial results.

●	We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.

●	We do not have any business insurance coverage.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

●	Any change of regulations and rules by Chinese government, including the limitations on usage of power, additional environmental protection requirements, moving technology in and out of the PRC or restriction on cash transfer out of PRC, may intervene or influence our operations in China at any time and any additional control over offerings conducted overseas and/or foreign investment in issuers with Chinese operations could result in a material change in our business operations and/or the value of our ordinary shares and could significantly limit or completely hinder our ability to offer our ordinary shares to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to Doing Business in Hong Kong

●	It will be difficult to acquire jurisdiction and enforce liabilities against us, our officers, directors and assets based in Hong Kong and China.

●	The Hong Kong legal system embodies uncertainties which could negatively affect our listing on Nasdaq and limit the legal protections available to you and us.

●	We cannot foresee the Basis Law Article 23 (Safeguarding National Security Ordinance) will create any legal impact on us, our business, our officers, our directors and assets based in Hong Kong and China. However, we cannot predict if our customers in the US may have special prospectus in doing business with us.

Risks Related to Our Ordinary Shares

●	Our ordinary shares may be thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

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

We sell most of our products to the United States. Since 2017, the U.S. and China have been engaged in a trade dispute that has involved a number of actions against China including the imposition of tariffs on Chinese imports. Since February 1, 2025, President Trump issued executive orders imposing additional tariff on locket set related products imported from China and Hong Kong. As of the date of this report, the tariff on our products to the U.S. is 17.5%. There is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

The previous tariffs on products from Chinese and Hong Kong have resulted in a material adverse impact on our business and results of operations as we had to reduce our sales prices and profit margin to absorb some of the tariffs while still lost some orders, and these new tariffs or any additional actions have and will increase in the prices of our products and adversely affect the Company’s revenues and profitability or even make our export to United States impossible.

We continue to evaluate the impact of currently effective tariffs as well as any recent and future changes in foreign trade policy by the U.S. administration on our products. At this time, it is unknown how long U.S. tariffs on Chinese goods will remain in effect or whether additional tariffs will be imposed. Depending upon their duration and implementation, as well as our ability to mitigate their impact, these changes in foreign trade policy and any recently enacted, proposed and future tariffs on products from China and Hong Kong, as well as general uncertainty in the tariff environment, will materially and negatively impact our business, results of operations and liquidity if the U.S. and China couldn’t reach a deal to reduce the tariffs from the current level.

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

We incurred net losses for the year ended December 31, 2025 and the past two years and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern over the next 12 months. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We incurred net losses of $19.3 million, $3.7 million and $3.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. As a result, we had negative cash flows from operating activities of approximately $2.5 million, $3.0million and approximately $3.2 million for the years ended December 31, 2025, 2024 and 2023. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

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

In recent years, there have been outbreaks of epidemics in various countries. The outbreak of COVID-19 spread throughout the world, especially in China, the United States and Europe. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The pandemic resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S. Our results of operations were materially adversely affected by the outbreak of COVID-19.

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

We derive a significant portion of our revenues from a few major customers that are located in the United States. For the years ended December 31, 2025 and 2024, four and three customers accounted for 83% and 86% of our revenues, respectively. In addition, our five largest customers in aggregate accounted for 90% and 95% of our revenues for the years ended December 31, 2025 and 2024, respectively. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for our products by these customers in the end-user marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any of our four largest customers terminate the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

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

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract quality customers depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Our efforts to promote our sales and to build our brand have caused us to incur selling and marketing expenses of approximately $281,000, $1,103,000 and $60,000 for the years ended December 31, 2025, 2024 and 2023, respectively. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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

We currently lease all of the properties we use to operate our business. Our headquarters are located in Hong Kong comprising office premises of approximately 300 m2. Our production facilities are located in Dongguan, Guangdong Province of China, where Xingfa leases a total floor area of approximately 12,294 m2. The lease terms on these premises expire on February 28, 2029. In October 2022, Xingfa acquired an electroplating production line which is on a 2,033 m2 floor area premise in an environmental protection industrial park in Dongguan, which is specially approved for infrastructures such as electroplating and other high pollution productions. The lease term on this premise expires on September 30, 2026. If we are unable to renew these leases on favorable terms, or at all, we would be required to find new leased space, which space may be more expensive to lease than our current facilities. Also, the lease may be terminated early due to unexpected change of land usage by the local government.

Moreover, the lessor of Xingfa has not provided us with a real estate ownership certificate for the main manufacturing facility. Under the relevant PRC laws and regulations, if the lessor is unable to obtain certificate of title, such lease contract may be recognized as void and as a result, Xingfa may be required to vacate the relevant properties. Although the lessor agreed to compensate Xingfa’s loss or provide Xingfa with other properties for its current business operation, we might not be able to recover all the losses and our business might be negatively impacted.

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

Xingfa uses a variety of chemicals and produce significant emissions and powder dust in our lockset manufacturing operations. The stamping and casting machines in the manufacturing facility create high decibel noise. As such, Xingfa is subject to various national and local environmental laws, occupational safety and health (“OSH”) laws and regulations in China concerning issues such as air emissions, wastewater discharge, and solid waste management and disposal. These laws and regulations can restrict or limit our operations and expose us to liability and penalties for non-compliance. For example, in April 2018, Xingfa was ordered by Dongguan Environmental Protection Bureau to pay a fine of RMB100,000 (approximately $14,000) for failure to meet the air emission requirement, which Xingfa has paid and corrected the non-compliance emission. While we believe that Xingfa’s facilities are in material compliance with all applicable environmental and OSH laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business. It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs. While we believe that we can comply with existing environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated. If Xingfa fails to comply with the environmental regulations, it could face fines, penalties and our production facility(-ies) operations might be suspended until we comply, which could have material negative impact on our operation and financial results.

In addition to our core production facility, we acquire an electroplating production line, which has more stringent requirement of controlling the waste water drainage increase the environmental protection compliance cost. We have and maintain a license for the production line. However, we may expose to sudden change in environmental regulations to require additional environmental related costs for the electroplating production line, which would have material negative impact to our operation and financial results.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting (“ICFR”) since the year ending December 31, 2023, the first year beginning after our IPO. This assessment needs to include disclosure of any material weaknesses identified by our management in our ICFR and, after we cease to be an “emerging growth company,” a statement that our independent registered public accounting firm has issued an opinion on our ICFR.

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

While the Chinese economy has experienced significant growth over the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. China’s economic growth has slowed down significantly in recent years. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and materially and adversely affect our business and results of operations.

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

On June 9, 2016, SAFE issued the Circular on Reforming and Standardizing the Administration of Capital Account Foreign Exchange Settlement (Huifa [2016] No. 16, or “SAFE Circular 16”), which took effect on the same date. SAFE Circular 16 further expanded the voluntary foreign exchange settlement policy originally established under SAFE Circular 19. Specifically, SAFE Circular 16 extended the voluntary settlement policy to all domestic enterprises (including both Chinese-invested enterprises and foreign-invested enterprises, excluding financial institutions) and to a broader range of capital account foreign exchange proceeds (including foreign exchange capital, foreign debt proceeds, and proceeds from overseas listings). Moreover, SAFE Circular 16 significantly narrowed the negative list applicable to the use of capital account foreign exchange proceeds and the RMB funds converted therefrom. In particular, it removed the prohibitions under SAFE Circular 19 on using such funds to repay inter-enterprise borrowings (including third-party advances) and to repay bank RMB loans that had been on-lent to third parties. In addition, while SAFE Circular 19 prohibited the granting of entrusted loans altogether (unless permitted by business scope), SAFE Circular 16 permits loans to affiliated enterprises.

However, certain key restrictions remain in effect under SAFE Circular 16. RMB funds converted from capital account foreign exchange proceeds continue to be prohibited from being used, directly or indirectly, for: (i) expenditures outside the enterprise’s approved business scope or expenditures prohibited by PRC laws and regulations; (ii) securities investment or any investment and wealth management products other than bank principal-guaranteed products; (iii) loans to non-affiliated enterprises, unless the enterprise’s business scope explicitly permits lending activities; and (iv) the construction or purchase of non-self-use real estate, unless the enterprise is a real estate enterprise. In addition, SAFE continues to strengthen its oversight of the flow and use of RMB funds converted from capital account foreign exchange proceeds, and violations of these rules could result in severe monetary or other penalties.

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

Furthermore, on April 12, 2024, the SAFE revised and issued the Guidelines for Capital Account Foreign Exchange Business (2024 Edition) (Huifa [2024] No. 12, or “SAFE Circular 12”), which took effect on May 6, 2024, and replaced the Guidelines for Capital Account Foreign Exchange Business (2020 Edition) (Huizongfa [2020] No. 89). As an operational manual for capital account foreign exchange business, the 2024 Guidelines incorporate the latest regulatory developments and operational practices. Among other things, the 2024 Guidelines further clarify that foreign-invested enterprises may use RMB funds converted from their foreign currency capital to make domestic equity investments, provided that such investments comply with the negative list for foreign investment access. However, the 2024 Guidelines continue to prohibit foreign-invested enterprises from using such RMB funds for expenditures beyond their approved business scope, providing entrusted loans (unless permitted by the relevant authorities), or repaying loans between non-financial enterprises, among other restricted uses. In addition, the SAFE continues to strengthen its oversight of the flow and use of RMB capital converted from foreign currency registered capital of foreign-invested enterprises. Violations of the 2024 Guidelines may result in significant penalties. These rules may further affect our ability to utilize the net proceeds from any offering to fund the expansion of our PRC subsidiary, to invest in or acquire other PRC companies through our PRC subsidiary, or to establish variable interest entities in the PRC.

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

Our auditor, Wei, Wei & Co., LLP, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2024 and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

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

Risks Related to Our Ordinary Shares

Risks Relating to Our Shares

We may fail to meet continued listing requirements on the NASDAQ Capital Market

Our ordinary shares are currently listed on the Nasdaq Capital Market. The NASDAQ Stock Market LLC has requirements that a company must meet in order to remain listed on NASDAQ. In particular, NASDAQ rules require us to maintain a minimum bid price of $1.00 per share of our ordinary shares. On January 23, 2025, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days, the Company no longer meets the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Marketplace Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, until July 22, 2025 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time before the expiration of the Compliance Period the bid price of the Company’s ordinary shares closes at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance. If the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

On July 23, 2025, the Company received a written notification from the NASDAQ Stock Market Listing Qualifications Staff (the “Staff”) indicating that the Company has been granted an additional 180 calendar day period or until January 19, 2026, to regain compliance with the $1.00 minimum closing bid price requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Listing Rule (the “Minimum Bid Price Requirement”).

On December 30, 2025, the Company effected a 1 for 10 share consolidation for its authorized and issued ordinary shares and preferred shares. On January 14, 2026, the Company received a written notification from Nasdaq’s Listing Qualifications Department stating that the closing bid price of the Company’s ordinary shares has been $1.00 per share or greater for 10 consecutive trading days, from December 30, 2025 to January 13, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

In addition, we may be unable to meet other applicable NASDAQ continued listing requirements, including maintaining minimum levels of stockholders’ equity or market values of our listed shares in which case, our ordinary shares could be delisted. If our ordinary shares were to be delisted, the liquidity of our ordinary shares would be materially adversely affected and the market price of our ordinary shares could decrease.

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

Mr. Bong Lau, our Chief Executive Officer and chairman of the Board beneficially own 96.7% of the voting power of our total issued and outstanding shares. As a result of their significant shareholding, Mr. Bong Lau, has, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of voting power may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Ordinary Shares may view as beneficial.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. We have authorized 50,000,000 Preferred Shares and our Chairman and Chief Executive Officer Mr. Bong Lau, beneficially owns all of the 200,000 issued and outstanding Series A Preferred Shares and 1,000,000 issued and outstanding Series B Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one vote, each Series A Preferred Share is entitled to 20 votes and each Series B Preferred Share is entitled to 50 votes. The Series A Preferred Shares and Series B Preferred Shares may be converted into Ordinary Shares by its holder. As a result of this dual-class share structure, the holder of our Series A Preferred Shares and Series B Preferred Shares will have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holder of Preferred Shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Share. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Ordinary Shares may view as beneficial.

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

Since 2000, we have offered our products with the American National Standards Institute (ANSI) Grade 2 and Grade 3 standards, which are developed by Builders Hardware Manufacturing Association (BHMA) for ANSI. Our focus is producing mechanical locksets, including locksets for outdoor uses, such as main entrances and gates, and indoor uses, to promote sustainable growth in our business and competitiveness in the market. To continue driving growth, we have designed our products to go beyond a basic lockset for security purposes; we offer a wide range of ODM door locksets to various customer segments from “Premium Series” to “Economy-oriented Series” with classic to contemporary looks, functions and colors. Currently, our products are sold mainly in the USA, and some in Canada, Taiwan and China.

We sell our products mainly to the US and Canada (“North America”) through one of our Hong Kong registered subsidiaries Kambo Locksets. Another Hong Kong registered subsidiary, Kambo Hardware, targets and distributes locksets and related hardware to countries other than the North America market and serves our customers in the Asian countries including Thailand and Australia.

In 1993, as the laws and regulations for processing with imported materials entity had changed in China, we established our wholly foreign owned entity (WFOE) subsidiary, Dongguan Xingfa Hardware Products Limited (“Xingfa”) located in Shatian County, Dongguan City, Guangdong Province of PRC. Xingfa is equipped with various types of machines such as die casting machines, furnace, polishing machines and other machines for metal processing in a 12,294 m2 manufacturing facility. In light of excess production capacity due to current economic conditions, Xingfa subleased one plant building of approximately 4,300 m2 to reduce our operating costs.

●	We restructured our corporate organization in 2009 and incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to manage the door lockset manufacturing activities of Xingfa and to conduct research and development.

●	On March 26, 2014, Kambo Locksets Limited (“Kambo Locksets”) was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products in North America market and became our subsidiary as a result of reorganization.

●	On February 25, 2015, Kambo Hardware Limited (“Kambo Hardware”) was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North America.

●	Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com.

●	On July 17, 2019, the Company issued 50,000,000 ordinary shares to its shareholders. On August 14, 2019, these shareholders surrendered an aggregate of 49,999,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s initial public offering.

●	A reorganization of the Company’s legal entity structure was completed in April 2020. The reorganization involved the incorporation of ILAG in July 2019 and execution of the Share Exchange Agreement between ILAG and ILA BVI in April 2020 (the “Share Exchange Agreement”) whereby ILAG took control of ILA BVI and its wholly owned subsidiaries by acquiring all the outstanding shares of ILA BVI with ordinary shares of ILAG. Pursuant to the Share Exchange Agreement, ILAG and ILA BVI exchanged 255,000 shares of ILA BVI for 1,299,000 ordinary shares of ILAG. This transaction was treated as a recapitalization of the Company and the financial statements give retroactive effect to this transaction.

●	On July 16, 2021, the BOD and Shareholders of the Company approved the Amended and Restated Memorandum and Articles of Association of the Company and our authorized share capital currently is $50,000 divided into 50,000,000 shares, comprising of (i) 45,000,000 ordinary shares, par value of $0.001 each; and (ii) 5,000,000 preferred shares, par value of $0.001 each.

●	On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and were incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of British Virgin Islands (“BVI”).

●	Through Intelligent Living Application Group Limited in BVI, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg, and through Hing Fat, we own 100% of the equity interest in Xingfa.

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

On July 15, 2022, the Company closed its IPO of 506,000 ordinary shares, par value $0.001 per share, at $40.00 per share. The gross proceeds from the IPO were $20.24 million, before deducting underwriting discounts and other related expenses. The ordinary shares of the Company began trading on The Nasdaq Capital Market on July 13, 2022 under the ticker symbol “ILAG.”

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

On February 6, 2025, the Board of Directors (the “Board”) of the Company, pursuant to the Articles of Association of the Company, designated 200,000 Preferred Shares of the Company as series A preferred shares of the Company, par value US$0.001 each (“Series A Preferred Shares” or the “Subject Shares”), with the following terms:

I. Voting Right: At any general meeting, (i) on a show of hands every holder of the Subject Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have twenty (20) votes for every fully paid Subject Share, and (ii) on a poll every holder of the Subject Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have twenty (20) votes for every fully paid Subject Share; and

II. each Series A Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.001 (“Ordinary Share”) at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series A Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series A Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series A Preferred Shares; and

III. upon any sale, transfer, assignment or disposition of any Series A Preferred Share by such shareholder of the Company to any person who is not an affiliate of such shareholder, or upon a change of control of any Series A Preferred Share to any person who is not an affiliate of the registered shareholder of such share, as determined by the Board, such Series A Preferred Share shall be automatically and immediately converted into one Ordinary Share (the “Automatic Conversion”). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Series A Preferred Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series A Preferred Shares, in which case all the relevant Series A Preferred Shares shall be automatically converted into the same number of Ordinary Shares; and

IV. other than the Automatic Conversion, any conversion of Series A Preferred Shares into Ordinary Shares by a holder thereof (the “Conversion Shareholder”) shall be effected by means of the repurchase of each relevant Series A Preferred Share for cancellation and allotting and issuance of an Ordinary Share, credited as fully paid (the “Ordinary Conversion”). Both the Automatic Conversion and the Ordinary Conversion shall become effective forthwith upon the Register of Members being updated; and

V. all other rights of the Subject Shares will be the same as the Ordinary Shares and any other Preferred Shares.

On February 19, 2025 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board of Directors (the “Board”) of the Company granted stock awards of ordinary shares of the Company, par value $0.001 (the “Ordinary Shares”), pursuant to the Company’s 2022 Omnibus Equity Plan, to certain officers and employees of the Company and its subsidiaries (the “Grantees”), including: 40,000 Ordinary Shares to Wynn Hui, Chief Technical Officer and a director of the Company, 40,000 Ordinary Shares to Bun Lau, Chief Operating Officer and a director of the Company, 40,000 Ordinary Shares to Errol Hui, Vice President of Engineering of the Company, 10,000 Ordinary Shares to Frederick Wong, Chief Financial Officer of the Company, 8,000 Ordinary Shares to Wei Zhong, Vice President of Finance of the Company as well as 4,000 Ordinary Shares to each of the independent directors of the Company, namely Monique Ho, Chun Fai (Kenneth) Liu, Carina Chui and Henry Yeung. On the Grant Date, the Committee and the Board also granted 200,000 Series A Preferred Shares, par value US$0.001 to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board and each Series A Preferred Share is entitled to twenty (20) votes (collectively, the “Grants”). The Grants vested immediately on the Grant Date and each of the grantees also entered into an Unrestricted Stock Award Agreement with the Company on February 19, 2025.

On August 5, 2025, the Board of Directors of Intelligent Living Application Group Inc., a Cayman Islands exempted company, pursuant to the Articles of Association of the Company, designated 1,000,000 Preferred Shares of the Company as series B preferred shares of the Company, par value US$0.001 each (“Series B Preferred Shares” or the “Subject Shares”), with the following terms:

I. Voting Right: At any general meeting, (i) on a show of hands every holder of the Subject Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have fifty (50) votes for every fully paid Subject Share, and (ii) on a poll every holder of the Subject Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have fifty (50) votes for every fully paid Subject Share; and

II. each Series B Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.001 at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series B Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series B Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series B Preferred Shares; and

III. upon any sale, transfer, assignment or disposition of any Series B Preferred Share by such shareholder of the Company to any person who is not an affiliate of such shareholder, or upon a change of control of any Series B Preferred Share to any person who is not an affiliate of the registered shareholder of such share, as determined by the Board, such Series B Preferred Share shall be automatically and immediately converted into one Ordinary Share (the “Automatic Conversion”). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Series B Preferred Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series B Preferred Shares, in which case all the relevant Series B Preferred Shares shall be automatically converted into the same number of Ordinary Shares; and

IV. other than the Automatic Conversion, any conversion of Series B Preferred Shares into Ordinary Shares by a holder thereof (the “Conversion Shareholder”) shall be effected by means of the repurchase of each relevant Series B Preferred Share for cancellation and allotting and issuance of an Ordinary Share, credited as fully paid (the “Ordinary Conversion”). Both the Automatic Conversion and the Ordinary Conversion shall become effective forthwith upon the Register of Members being updated; and

V. all other rights of the Subject Shares will be the same as the Ordinary Shares and any other Preferred Shares of the Company in issue.

On August 5, 2025, the Company entered into an Employment Agreement with Mr. Bong Lau, the Chief Executive Officer of the Company. The Agreement provides that Mr. Bong Lau will receive compensation in the amount of $204,000 per year, payable monthly and grants 1,000,000 Series B Preferred Shares for his services to the Company. The term of the Employment Agreement is for five years. The compensation to Mr. Bong Lau was approved by the Compensation Committee of the Board and the Board on August 5, 2025.

On December 15, 2025, the Company held an extraordinary general meeting of the Company (the “Meeting”). At the Meeting, the shareholders of the Company approved to effect a share consolidation/reverse stock split of all the issued and outstanding and authorized and unissued ordinary shares (the “ordinary shares”) and preferred shares including Series A and Series B preferred shares (the “preferred shares”) of the Company be consolidated with a corresponding increase in the par value of the Company’s ordinary shares and Preferred Shares (collectively, the “shares”), at any one time or multiple times during a period of up to one year after the date of the approval of the authorization of share consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1:200 (the “Range”), to be determined by the Company’s Board in its sole discretion. (the “Share Consolidation”). The authorised share capital of the Company be and is increased from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (a) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (b) 50,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles of Association of the Company (the “Articles”) to US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (c) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (d) 500,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles by the creation of an additional 4,050,000,000 ordinary Shares of a nominal or par value of US$ 0.0001 each, and 450,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles each in the capital of the Company, which shares shall rank pari passu in all respects with the existing authorised and issued shares of the same class in the share capital of the Company; and clause 8 of the Company’s memorandum of association be and is deleted in its entirety and replaced with the following new clause 8: The share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

On December 20, 2025, the Board determined the ratio for Share Consolidation to be one (1)- for- ten (10) of all the issued and outstanding and authorized and unissued ordinary shares and preferred shares including Series A and Series B preferred shares of the Company with a corresponding increase in the par value of the Company’s ordinary shares and preferred shares and to round up the fractions of the issued consolidated shares resulting from the Share Consolidation. The Company’s ordinary shares started to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “ILAG” on December 30, 2025. The Share Consolidation was primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares. After the Share Consolidation, the authorized share capital of the Company is US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each, comprising of (a) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.001 each, and (b) 50,000,000 Preferred Shares of a nominal or par value of US$0.001 each.

All references in this report to share and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the 1 for 10 share consolidation/reverse stock split unless specified otherwise.

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

Headquartered in Hong Kong, we manufacture and sell high quality mechanical locksets to customers mainly in the United States (US) and Canada and have continued to diversify and refine our product offerings in the past 40 years to meet our customers’ needs. We believe Xingfa is one of the pioneers of mechanical lockset manufacturing in China. Since inception, to cope with our development and increase customer satisfaction in quality, we keep investing in self-designed automated product lines, new craftsmanship and developing new products. In order to obtain the confidence of our customers, Xingfa has obtained the ISO9001quality assurance certificate.

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

To meet increasing consumer needs for smart locks and smart home products, Hing Fat has been researching and developing smart locks in the past couple years. Most of our research and development on smart locks have been done internally by our technician and engineers, except that Hing Fat hired outside services for approximately $25,000 in 2017. Because of tariff war and outbreak of COVID-19, we did not further progress on the software for our smart locks until early 2023. Since then, we have reinitiated the process to develop devices and software applications for our smart locks. On March 6, 2025, the Company announced the launch of its Competitive Smart Lock. In December 2025, the Company terminated Smart Lock project due to the lack of funding and reduced income caused by the tariff on our products to the U.S. and slowdown in US real estate market.

Currently, approximately 78% of our revenues are from products sold to the US market, and the remaining products are sold to Taiwan and Canadian market. We build our distribution network by working together with our large and small business partners in different geographic areas to sell our products. More information about geographical penetration of our revenues can be found in “Segment Information in Note 16 of Notes to the Consolidated Financial Statements”.

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

Smart Lock

We launched our Smart Lock in March 2025 and the first batch of new smart locks was shipped to the United States and available in its online store at Amazon.com. The innovative features and benefits of the new smart lock include:

●	Advanced Security: Encryption and multiple authentication methods ensure robust protection.
●	Convenience: Remote access and seamless integration with smartphones.
●	Aesthetic Appeal: Sleek design that complements various home décors.

In December 2025, the Company terminated Smart Lock project due to the lack of funding and reduced income caused by the tariff on our products to the U.S. and slowdown in US real estate market.

Our Suppliers

In past years, our primary raw materials are brass, iron and zinc alloy. We started to use stainless steel to partially substitute brass from the second half of 2021 and we managed to replace substantial usage of brass with stainless steel since 2023.

Raw materials by weight of our locksets basing on bill of materials and actual weighting, approximately 55% are iron, 32% are zinc alloy, 1% are brass and 12% are stainless steel for the year ended December 31, 2025 while approximately 58% are iron, 30% are zinc alloy, 1% are brass and 11% are stainless steel for the year ended December 31, 2024.

We don’t have long term purchase contracts with our suppliers but only purchase via orders. For procurement purpose, management will get master quote from suppliers for every three (3) months. Management will bargain purchase price by taking into account price trends of brass, iron, zinc alloy, and stainless-steel commodity and quantity volume discount.

Xingfa has purchased approximately 1 tonnes brass, 321 tonnes iron, 190 tonnes zinc alloy and 77 tonnes stainless steel for the year ended December 31, 2025, while approximately 5 tonnes brass, 525 tonnes iron, 276 tonnes zinc alloy and 100 tonnes stainless steel for the year ended December 31, 2024.

Xingfa purchased iron from one Chinese suppliers in Guangdong province in year 2025.

Xingfa purchased zinc alloy from two suppliers. One supplier ships zinc alloy from Shanghai and Dongguan while one Hong Kong supplier ships them from Shenzhen in 2025.

Xingfa purchased brass from various subsidiaries of one supplier in Dongguan and Shanghai in 2025.

Xingfa purchased stainless steel from two suppliers in Guangdong province in 2025.

We have business relationships with our iron, zinc alloy and brass suppliers for over 5 years. Some of them are public companies or subsidiaries of public companies listed on Shanghai, Shenzhen or Hong Kong Stock Exchanges and the supplies and availabilities of our raw materials have never been an issued for us in the past. Also, all of our primary raw materials are general commercial commodities. For 2025, total global production of: (i) brass is approximately 23 million tonnes; (ii) iron is approximately 2.61 billion tonnes and (iii) zinc alloy is approximately 12.86 million tonnes; (iii) stainless steel is approximately 64.2 million tonnes.

There are numbers of suppliers in China of our raw materials. Therefore, even our existing suppliers may be temporarily short in inventory, we can place purchase orders to other suppliers without difficulty and price premium.

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

The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “2024 Negative List”) on September 6, 2024, effective on November 1, 2024. Compared to the 2021 Negative Lists, the 2024 Negative List cuts down the number of items restricted or prohibited to foreign investors from 31 to 29, the related restrictions in the area of production and manufacturing have been removed. Industries listed in the 2024 Negative List and 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed in the 2024 Negative List and 2021 Negative Lists are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

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

The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “2024 Negative List”) on September 6, 2024, effective on November 1, 2024. Compared to the 2021 Negative Lists, the 2024 Negative List cuts down the number of items restricted or prohibited to foreign investors from 31 to 29, the related restrictions in the area of production and manufacturing have been removed. Industries listed in the 2024 Negative List and 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed in the 2024 Negative List and 2021 Negative Lists are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

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
100%
(Mainland China)
Dongguan Xingfa Hardware Products Co., Ltd. (incorporated in Dongguan, PRC)

D. Property, Plants and Equipment

Our headquarter and sales office in Hong Kong operate in an approximately 300m2 office in an industrial building. The office is leased from a related company, Kambo Security Products Limited. Kambo Security Products Limited is owned by Mr. Yu Bong Lau (Bong), Mr. Bun Lau, Mr. Wynn Hui and Mr. Po Ching Hui, brother of Mr. Wynn Hui. The rent paid to Kambo Security Products Limited is determined according to the market value of similar property quotes from a Hong Kong property agent. We most recently renewed the lease of the property from January 1, 2026 for one year, with annual rent of HK$576,000 (US$74,000).

Our manufacturing facility is operated under Dongguan Xingfa Hardware Products Co., Ltd. (“Xingfa”), which is equipped with different types of machines in a 12,294 m2 production facility which can produce about 6,000,000 locksets per annum. Xingfa leases 12,294 m2 of land use rights for our factory from March 1, 2026 to February 28, 2029 from Dongguan Shatian Town Hengliu Equity Economic Union, a third party, with annual rent of RMB 2,260,000 (US$317,000).

We acquired an electroplating production line at 5/F., Tower A, Shun Hang Environment Projection Industrial Park, Shatian Town, Dongguan, Guangdong. The lease for the production line factory is from April 1, 2023 to September 30, 2026 with Dongguan Shun Hang Metal Productions Company Limited, a third party, with annual rent of RMB 660,000 (US$93,000).

Currently, we mainly lease the following properties to conduct our business:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong	Kambo Security Products Limited	$74,000	December 31, 2026	Head Quarter Office
No. 43, Min Tian Main Street, Shatian Town, Dongguan, Guangdong, PRC	Dongguan Shatian Town Hengliu Equity Economic Union	$317,000	February 28, 2029	Production Plant and Office
5/F., Tower A, Shun Hang Environment Projection Industrial Park, Shatian Twon, Dongguan, Guangdong, PRC	Dongguan Shun Hang Metal Productions Company Limited	$93,000	September 30, 2026	Production Plant

We believe we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

5A. Operating Results

Overview

Headquartered in Hong Kong, we manufacture and sell high quality mechanical locksets to customers mainly in the United States (US) and Canada and have continued to diversify and refine our product offerings in the past 40 years to meet our customers’ needs. We believe our wholly-owned subsidiary Xingfa is one of the pioneers of mechanical lockset manufacturing in China. Since inception, to cope with our development and increase customer satisfaction in quality, we keep investing in self-designed automated product lines, new craftsmanship and developing new products. In order to obtain the confidence of our customers, Xingfa has the ISO9001quality assurance certificate.

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

Currently, approximately 78% of our revenues are derived from sales in the United States, 18% from sales in Taiwan, and the remainder from Taiwan and Canada. We build our distribution network by working with our large and small business partners in different geographic areas to sell our products. More information about geographical distribution of our revenues can be found in “Segment information in Note 16 of Notes to the Consolidated Financial Statements”.

For 40 years, we manufacture and sell high quality mechanical locksets and continue to grow and increase our product offerings. The predecessor of Hing Fat commenced our business of selling door locksets in 1981. In 1983, we started processing door locksets to fulfil orders from US customers with imported materials at a small manufacturing workshop in China which became our current manufacturing subsidiary, Xingfa. Since then, our mission is to “produce high quality lockset products at affordable prices.”

We sell our products mainly to the US and Canada (“North America”) through one of our Hong Kong registered subsidiaries, Kambo Locksets. Kambo Hardware, another wholly owned subsidiary of the Company targets and distributes locksets and related hardware to countries other than the US and Canada and it mainly serves our customers in Asian countries.

In 1993, as the laws and regulations for processing with imported materials entity changed in China, we established our wholly foreign owned entity (WFOE) subsidiary, Dongguan Xingfa Hardware Products Limited (“Xingfa”) located in Shatian County, Dongguan City, Guangdong Province of PRC. Xingfa is equipped with various types of machines such as die casting, furnace, polishing and other machines for metal processing in a 12,294 m2 manufacturing facility. In light of excess production capacity due to current economic conditions, Xingfa subleased one plant building of approximately 4,300 m2 to reduce our operating costs.

●	We restructured our corporate organization in 2009 and incorporated Hing Fat Industrial Limited under Hong Kong law (“Hing Fat”), as the holding company of Xingfa to manage the door lockset manufacturing activities of Xingfa and to conduct research and development.

●	On March 26, 2014, Kambo Locksets Limited was incorporated under Hong Kong law. Kambo Locksets is a trading company focusing on marketing and sales of our products in North America market and became our subsidiary as a result of reorganization.

●	On February 25, 2015, Kambo Hardware Limited was incorporated under Hong Kong law. Its primary business is to sell our products to markets outside of the North America, mainly in Asian countries.

●	Bamberg (HK) Limited (“Bamberg”) was incorporated on June 24, 2016 under Hong Kong law. Through Bamberg, we started marketing our products under our own brand “Bamberg” to establish and focus on internet sales channels, such as Amazon.com

●	On July 17, 2019, Intelligent Living Application Group Inc. was established as a holding company and it is a Cayman Islands exempted company limited by shares and was incorporated as an offshore holding company for listing purposes and for further expansion flexibility. Intelligent Living Application Group Inc. owns 100% of the equity interest in Intelligent Living Application Group Limited, which was incorporated on March 19, 2014 under the laws of BVI.

●	On July 17, 2019, the Company issued 50,000,000 ordinary shares to its shareholders. On August 14, 2019, these shareholders surrendered 49,999,000 ordinary shares to the Company at no consideration. The transaction is considered as a recapitalization prior to the Company’s IPO.

●	A reorganization of the Company’s legal entity structure was completed in April 2020. The reorganization involved the incorporation of ILAG in July 2019 and execution of the Share Exchange Agreement between ILAG and ILA BVI in April 2020 (the “Share Exchange Agreement”) whereby ILAG took control of ILA BVI and its wholly owned subsidiaries by acquiring all the outstanding shares of ILA BVI with ordinary shares of ILAG. Pursuant to the Share Exchange Agreement, ILAG and ILA BVI exchanged 255,000 shares of ILA BVI for 1,299,000 ordinary shares of ILAG. This transaction was treated as a recapitalization of the Company and the financial statements give retroactive effect to this transaction.

●	On July 16, 2021, the BOD and Shareholders of the Company approved the Amended and Restated Memorandum and Articles of Association of the Company and our authorized share capital currently is $50,000 divided into 50,000,000 shares, comprising of (i) 45,000,000 ordinary shares, par value of $0.001 each; and (ii) 5,000,000 preferred shares, par value of $0.001 each.

●	Through Intelligent Living Application Group Limited in BVI, we own 100% of the equity interest in Hing Fat, Kambo Locksets, Kambo Hardware and Bamberg, and through Hing Fat, we own 100% of the equity interest in Xingfa.

●	On February 6, 2025, the Board of Directors (the “Board”) of the Company, pursuant to the Articles of Association of the Company, designated 200,000 Preferred Shares of the Company as series A preferred shares of the Company, par value US$0.001 each (“Series A Preferred Shares”) which shall have twenty (20) votes for every fully paid Series A Preferred Share at any general meeting. The Compensation Committee of the Board and the Board granted the 200,000 Preferred Shares to Mr. Bong Lau, the Chairman and CEO of the Company on February 19, 2025.

●

On February 25, 2025, Intelligent Living Application Group Inc. (the “Company”) entered into a Placement Agency Agreement (the “PAA”) with Craft Capital Management LLC (“Craft Capital”), as the Placement Agent, to issue and sell 103,448 ordinary shares (the “Shares”) of the Company, $0.001 par value per share (“Ordinary Shares”), at a purchase price of $5.8 per Share. The Shares were offered by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-274495), that was declared effective by the Securities and Exchange Commission on December 4, 2023 (the “Registration Statement”), on a best-efforts basis (the “Offering”). The offer and sale of the Shares in the Offering are described in the Company’s prospectus constituting a part of the Registration Statement, as supplemented by a final prospectus supplement dated February 25, 2025. Pursuant to the terms of the PAA, the Company agreed to pay the Placement Agent a cash fee equal to 8.0% of the gross proceeds of the Offering and to reimburse the Placement Agent for certain of its expenses in an aggregate amount up to $50,000. The Company also agreed to issue, as additional compensation, to the Placement Agent, placement agent warrants to purchase up to 4,138 Ordinary Shares, equivalent to 4% of the Shares, at an exercise price of $7.83 per share. The warrants have a term of three years after February 25, 2025. In addition, the Company and its officers and directors, agreed to a 90-day “lock-up” period from the closing date of the Offering, subject to certain exceptions. The offering closed on February 27, 2025 and the gross proceeds from the offering, before deducting the placement agent’s fees and other offering expenses, is $600,000.

●

On August 5, 2025, the Board of Directors (the “Board”) of the Company, pursuant to the Articles of Association of the Company, designated 1,000,000 Preferred Shares of the Company as series B preferred shares of the Company, par value US$0.001 each (“Series B Preferred Shares” or the “Subject Shares”), which shall have fifty (50) votes for every fully paid Series B Preferred Share at any general meeting. On August 5, 2025, the Company entered into an Employment Agreement with Mr. Bong Lau, the Chief Executive Officer of the Company. The Agreement provides that Mr. Bong Lau will receive compensation in the amount of $204,000 per year, payable monthly and 1,000,000 Series B Preferred Shares for his services to the Company. The term of the Employment Agreement is for five years. The compensation to Mr. Bong Lau was approved by the Compensation Committee of the Board and the Board on August 5, 2025.

60

●

On December 15, 2025, the Company held two extraordinary general meetings of the Company (the “Meeting”). At the Meeting, the shareholders of the Company approved to effect a share consolidation/reverse stock split of all the issued and outstanding and authorized and unissued ordinary shares (the “ordinary shares”) and preferred shares including Series A and Series B preferred shares (the “preferred shares”) of the Company be consolidated with a corresponding increase in the par value of the Company’s ordinary shares and Preferred Shares (collectively, the “shares”), at any one time or multiple times during a period of up to one year after the date of the approval of the authorization of share consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1:200 (the “Range”), to be determined by the Company’s Board in its sole discretion. (the “Share Consolidation”). The authorized share capital of the Company be and is increased from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (a) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (b) 50,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles of Association of the Company (the “Articles”) to US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (c) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (d) 500,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles by the creation of an additional 4,050,000,000 ordinary Shares of a nominal or par value of US$ 0.0001 each, and 450,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles each in the capital of the Company, which shares shall rank pari passu in all respects with the existing authorized and issued shares of the same class in the share capital of the Company; and clause 8 of the Company’s memorandum of association be and is deleted in its entirety and replaced with the following new clause 8: The share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

●	On December 20, 2025, the Board determined the ratio for Share Consolidation to be one (1)- for- ten (10) and to round up the fractions of the issued consolidated shares resulting from the Share Consolidation. The Company’s ordinary shares began to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “ILAG” on December 30, 2025. The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares. After the Share Consolidation, the authorized share capital of the Company is US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each, comprising of (a) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.001 each, and (b) 50,000,000 Preferred Shares of a nominal or par value of US$0.001 each.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the follows:

●	Our Relationship with Customers. We rely heavily on customers’ demand to sell our products. Our four and three largest customers accounted for 83.0% and 86.3% for the years ended December 31, 2025 and 2024, respectively. In addition, our five largest customers accounted for approximately 90% and 95% for the years ended December 31, 2025 and 2024, respectively. Our strategy is to attempt to strengthen our direct relationships with these customers to secure and expand the sales orders from these customers in the future.

●	Cost of Goods Sold. Our products are produced in our manufacturing plant Xingfa in Dongguan, Guangdong Province in the PRC. Cost of raw materials, labor costs and manufacturing overhead incurred will affect our product cost, and we generally do not have long-term contractual arrangements with our suppliers. We typically maintain good relationships with our suppliers. Increases to raw material prices, minimum wage requirements of our staff in the PRC and consumables could negatively affect our gross profit margins and results of operations to the extent that we are unable to pass these costs on to our customers. If we experience shortages in the supply of certain raw materials or if we get inferior quality raw materials, we may not be able to find or develop alternative supply sources, which could result in delays, reductions in manufacturing and product shipments and could adversely impact the quality of our products, all of which could adversely affect our results of operations and financial condition. We have not experienced significant shortages of raw materials in the past, and we will continue to monitor the fluctuation of our costs and our relationship with our suppliers.

●	More Stringent Environmental and OSH Protection Requirements in the PRC. Environmental and OSH protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law and Occupational Safety and Health Law of the PRC and Xingfa is subject to such laws and regulations. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down facility. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare. We engaged an independent laboratory to conduct review of the compliance with environmental laws and regulations by Xingfa. We believe Xingfa has established sufficient measures and systems to implement and comply with the requirements of such laws and regulations. We and Xingfa may incur additional costs to ensure compliance with environmental and worker safety and health protection requirements in the PRC. To cope with the green requirements as well as our mission of ESQ achievement, we decided to enhance our production line.

●	Tariff and Relations Between the US and China. At various times during recent years, the US and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. These controversies also could make it more difficult for us to provide our products to our customers in the US. The international trade policies of China and the US could adversely affect our business, and the imposition of trade sanctions and tariffs relating to imports, taxes, import duties and other charges on imports from China, including those applied specifically to our products, or the imposition of taxes, import duties or other charges on exports to the U.S. could increase our costs and affect our operating results negatively. Starting in January 2021, we stopped absorbing tariffs cost from 2018 for our U.S. customers and U.S. Since February 1, 2025, President Trump issued executive orders imposing additional tariff on locket related products imported from China and Hong Kong. As of the date of this report, the tariff on our products to the U.S. is 17.5%. There is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. We must develop markets in Asia and other regions to mitigate the natively impact caused by this tariff war.

●	Competition: To continue to compete effectively, we must maintain our reputation for innovation and high-quality products and be flexible and innovative in responding to rapidly changing market demands. The number of our direct competitors and the intensity of competition may increase as we expand into other product lines. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or consumer preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the lockset industries.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are the results for the years ended December 31, 2025, 2024 and 2023, as set forth in the table below.

	For the years ended December 31,
	2025	2024	2023
Revenues	$4,493,572	$7,506,551	$6,443,357
Profit margin	2.9%	17.5%	9.8%
Net loss	$(19,347,439)	$(3,690,287)	$(3,501,518)
Inventory turnover (in days)	430	292	294
Accounts receivable turnover (in days)	15	14	58

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

The number of purchase orders from our customers for 2025 were lower than those in 2024. Units of product shipped during 2025 were approximately 1.4 million units (including approximately 0.7 million units of spare parts) compared to approximately 1.6 million units (including approximately 0.2 million units of spare parts) in 2024.

Starting in 2020, we are studying and hope to improve our sales mix, namely more ODM and more self-branded products, geographic market mix, namely the US, South-east Asia and China, cost structure and procurement options in order to further optimize our profit performance. However, as the combined effect of slow recovery post COVID-19 and the amortization of our electroplating production line, we have incurred a lower profit margin during the fiscal year 2023. We continue to promote higher value products to our customers and develop smart lock product series in 2024. Despite our efforts to optimize our product mix and cost structure, purchase orders from our customers were slowed down as the reasons discussed above. As we have to keep our factory running and employees working, we have stocked up to achieve the expected short delivery time to meet potential new customers demand, therefore, our inventory turnover in days was negatively affected. We believe that we can further reduce our cost of raw materials with new processing techniques, to maintain volume rebates of raw materials and enhance our gross margin as we optimize our product-mix to focus our marketing efforts on higher margin products and new products. To better manage our profit margin in light of rising cost of raw materials, we leverage extensive product quality testing to identify alternative raw materials mix that are designed to lower our production costs. Since the second half of 2021, we have used stainless steel to substitute brass. February 1, 2025, President Trump issued executive orders imposing additional tariff on furniture products imported from China and Hong Kong. As of the date of this report, the tariff on our products to the U.S. is 17.5%. There is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. We must develop markets in Asia and other regions to mitigate the natively impact caused by this tariff war. We have researched in Thailand and Southern East Asia markets. In December 2025, the Company terminated Smart Lock project due to the lack of funding and reduced income caused by the tariff on our products to the U.S. and slowdown in US real estate market.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our CFS and related notes included elsewhere in this report. The operating results in any period are not necessarily of the results that may be expected for any future period.

For the years ended December 31, 2025 and 2024

	For the years ended
	December 31,			Change
	2025	2024	Change	%
	USD	USD	USD
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$4,493,572	$7,506,551	$(3,012,979)	(40.1)%
Cost of goods sold	(3,967,026)	(5,831,949)	1,864,923	(32.0)%
Cost of goods sold – idle capacity	(396,744)	(362,894)	(33,850)	9.3%
Gross profit	129,802	1,311,708	(1,181,906)	(90.1)%
Selling and marketing	(281,294)	(1,102,778)	821,484	(74.5)%
General and administrative	(14,757,294)	(3,403,903)	(11,353,391)	333.5%
Research and development	(1,650,938)	(649,753)	(1,001,185)	154.1%
Impairment loss of property, plant and equipment	(2,746,026)	—	(2,746,026)	—%
Finance costs	(47,284)	(25,834)	(21,450)	83.0%
Loss from operations	(19,353,034)	(3,870,560)	(15,482,474)	400.0%
Other income (expenses)	31,449	263,487	(232,038)	(88.1)%
Loss before provision for income taxes	(19,321,585)	(3,607,073)	(15,714,512)	435.7%
Provision for income taxes	(25,854)	(83,214)	57,360	(68.9)%
Net loss	$(19,347,439)	$(3,690,287)	$(15,657,152)	424.3%

Loss per share – basic and diluted	$(9.50)	$(2.04)	$(7.46)	365.7%

Revenues

Our revenues from sales of door locksets decreased by $3,012,979, or 40.1%, in 2025, to $4,493,572 compared with $7,506,551 in 2024. The decrease was mainly due to decrease in units sold in 2025. Our number of products sold was approximately 1.4 million units (including approximately 0.7 million units of spare parts) compared to approximately 1.6 million units (including approximately 0.2 million units of spare parts) for 2024. The decline in sales volume was primarily driven by the increase and volatility of U.S. tariffs effective in 2025 which caused less orders from the customers from U.S.

Cost of Goods Sold

Cost of goods sold was $3,967,026 for 2025 compared to $5,831,949 for 2024. Cost of goods sold was 88.3% and 77.5% of revenues for the years ended December 31, 2025 and 2024, respectively. The increase in cost of goods sold as a percentage of revenue mainly due to lower sales volume, coupled with the inability to reduce fixed costs.

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

Cost of goods sold – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Such costs relate primarily to depreciation expense related to the Company’s electroplating equipment that cannot be directly attributable to the production process. Idle capacity expenses were $396,744 and $362,894 for the years ended December 31, 2025 and 2024, respectively.

Gross Profit

Gross profit was $129,802 for 2025, a decrease of $1,181,906, or 90.1% from $1,311,708 for 2024. Profit margin was 2.9% for 2025, a decrease from 17.5% for the comparable period of 2024 as a result of a decline in average selling price, driven by competitive pricing pressures and heavy and non-directional tariff increases imposed by the U.S. for the year ended December 31, 2025.

We believe we can enhance our profit margin as we (i) negotiate for volume rebates that would reduce our cost of raw materials, and (ii) optimize our product mix to focus our marketing efforts on our higher margin products.

Selling and marketing expenses

Major components of selling and marketing expenses are research expenses, transportation, custom declarations, sales commissions. Selling and marketing expenses decreased by $821,484, or 74.5% to $281,294 for 2025 from $1,102,778 for 2024. The decrease during the year ended December 31, 2025 compared to the same period of 2024 was due mainly to decrease in marketing research in Thailand and Southern East Asia market which we conducted to diversify our production bases and selling markets to reduce the negative impact by the U.S. tariffs.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for our accounting and administrative support personnel and executives as well as legal and professional fees, share-based compensation, depreciation and amortization of non-production property and equipment. General and administrative expenses increased by $11,353,391, or 333.5%, to $14,757,294 for 2025 from $3,403,903 for 2024. This increase was mainly due to $1,407,001 of ordinary shares issuance for equity compensation plan to officers and employees of the Company under the Company’s 2022 Omnibus Equity Plan, and $9,630,964 of Series A Preferred Shares and Series B Preferred Shares to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board.

Research and Development Expenses

R&D Expenses were $1,650,938 for 2025, an increase of $1,001,185, or 154.1% from $649,753 for 2024. The increase in research and development expenses was primarily attributable to one-time costs associated with the termination of smart locks, the Internet of Things (IoT) applications, certain spending for AI robotic production due to impact from the US tariff increases in 2025 and slowdown in US real estate market.

Finance Costs

Finance costs increased by $21,450, or 83.0%, to $47,284 for 2025 from $25,834 for 2024. The increase was mainly due to an increase in interest from bank borrowing in 2025. During 2025 and 2024, interest expense for bank borrowings was $46,920 and $16,559, respectively.

Provision for Income Taxes

Provision for income tax was $25,854 in 2025, a decrease of $57,360 from $83,214 for 2024.

Our PRC entity in 2025 and 2024 was subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Net loss

Net loss increased $15,657,152 to $19,347,439 for 2025 from $3,690,287 for 2024.

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

Our cost structure is relatively fixed and our working capital requirements are generally influenced by our order backlog. We need substantial operating funds to pay for raw materials; maintain an appropriate level of work-in-process inventory; and keep the production facility open. To support our working capital needs, we maintain following banking facilities as of December 31, 2025:

●	On May 14, 2021, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum of HKD 1.0 million (approximately $0.1 million) for working capital purposes, with the term from June 14, 2021 to May 13, 2029, bearing interest at 2.75%. Under the facilities, the Company borrowed HKD 1.0 million (approximately $0.1 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing June 14, 2021.

●	On October 8, 2020, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum amount of HKD 1.0 million (approximately $0.1 million) for working capital purposes, with the term from November 25, 2020 to November 24, 2028, bearing interest at 2.75%. Under the facilities, the Company borrowed HKD 1.0 million ($0.1 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing December 25, 2020.

●	On April 28, 2020, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum amount of HKD 4.0 million (approximately $0.5 million) for working capital purposes, with the term from May 18, 2020 to May 17, 2028, bearing interest at 2.75%. Under the facilities, the Company borrowed HKD 4.0 million ($0.5 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing June 18, 2020.

●	On November 3, 2017, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited pursuant to which the Company may borrow up to HKD 6.0 million (approximately $0.8 million) for working capital purposes. On June 24, 2021, this banking facilities was increased to HKD 7.0 million (approximately $0.9 million). As of December 31, 2025, the credit facility has a current balance of HKD 6.4 million (approximately $0.8 million) and an unused amount of HKD 0.6 million (approximately $0.1 million). The credit facility bears interest at 5.5% and it is personally guaranteed by Mr. Wynn Hui and Mr. Bong Lau (both major shareholders and directors of the Company). The credit facility does not have an expiration date and is collateralized by a property owned by Kambo Security Products Limited, a related party.

●	On April 23, 2025, the Company obtained banking facilities from Dongguan Rural Commercial Bank aggregating up to RMB 5.0 million (approximately $0.7 million) for working capital purposes. The facilities have a term from April 23, 2025 to April 22, 2028, bear interest at 2.8% to 2.9%, and are personally guaranteed by Mr. Wynn Hui, Mr. Bong Lau, and Mr. Bun Lau, who are the Company’s major shareholders and directors. As of December 31, 2025, the Company had drawn down a total of $0.7 million (RMB 4.8 million) under these facilities. Principal is repayable on April 22, May 5, May 19, June 23, and July 16, 2026, with interest payable monthly.

Our working capital was $3,363,079, $7,395,318 and $10,711,197 as of December 31, 2025, 2024 and 2023. Our cash and cash equivalents were $645,939, $1,280,911 and $4,483,730 as of December 31, 2025, 2024 and 2023, respectively.

Cash Flows

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the years end December 31,
	2025	2024	2023
	USD	USD	USD
Selected Consolidated Statements of Cash Flows Data:
Net cash (used in) operating activities	$(2,429,866)	$(3,042,081)	$(3,163,187)
Net cash (used in) investing activities	(3,304)	(115,161)	(1,360,274)
Net cash provided by (used in) financing activities	1,797,956	(44,557)	(154,976
Effect of exchange rate on cash	242	(1,020)	(3,484)
Net (decrease) increase in cash	(634,972)	(3,202,819)	(4,681,921)
Cash and cash equivalents at beginning of year	1,280,911	4,483,730	9,165,651

Cash and cash equivalents at end of year	$645,939	$1,280,911	$4,483,730

Operating Activities

Net cash used in operating activities was $2,429,866 for 2025 and was primarily attributable to (i) the net loss of $19,347,439; (ii) an increase in inventory of $328,161; (iii) an increase in accounts receivable of $95,928; (iv) a decrease in taxes payable of $12,702; and being offset by (i) non-cash item of $788,718 of depreciation and amortization; (ii) non-cash item of $2,746,026 of impairment loss of property, plant and equipment; (iii) non-cash item of $1,407,001 of ordinary shares issued for equity compensation plan; (iv) non-cash item of $9,631,962 of preferred shares issued for equity compensation; (v) a decrease in prepayments of $1,812,656; (vi) a decrease in deposits and other receivables of $55,653; (vii) an increase in accounts payable of $275,836; (viii) an increase advance from customers of $32,606; (ix) an increase in other payables and accruals of $549,085.

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

Net cash used in operating activities was $3,163,187 for 2023 and was primarily attributable to (i) the net loss of $3,501,518; (ii) an increase in inventory of $586,551; (iii) an increase in deposits of $ 71,188; (iv) an decrease in accounts payable of $67,945; (v) an increase in prepayment of $ 1,412,318; (vi) a decrease in other payables and accruals of $ 50,253; (vii) a decrease in advance from customers of $6,364; and being offset by (i) a decrease in account receivables of $1,119,804; (ii) non-cash item of $693,531 of depreciation and amortization and $667,016 of options issued for equity compensation plan; (iii) increase in taxes payable of $31,972; (iv) an increase in cash flow by other elements of $20,627.

Investing Activities

Net cash used in investing activities was $3,304 for 2025 was primarily attributable to purchase of property and equipment for electroplating production.

Net cash used in investing activities was $115,161 for 2024 was primarily attributable to purchase of property and equipment for electroplating production.

Net cash used in investing activities was $1,360,274 for 2023 was primarily attributable to leasehold improvement and purchase of property and equipment for electroplating production.

Financing Activities

Net cash provided by financing activities was $1,797,956 for 2025 and was primarily attributable to (i) proceeds from shares issued on financing of $422,000; (ii) proceeds from shareholder loan of $218,416; (iii) proceeds from bank borrowings of $1,328,266; offset by repayment of bank borrowings of $170,726.

Net cash used in financing activities was $44,557 for 2024 and was primarily attributable to repayments of bank borrowings.

Net cash used in financing activities was $154,976 for 2023 and was primarily attributable to repayments of bank borrowings.

Debt

Related party transactions

As of December 31, 2025, the short-term loan represents an aggregate amount of $218,416 (HK$1,700,000) advanced to the Company by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau. The loan is unsecured, non-interest-bearing, and repayable on demand.

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

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview —” Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

When reading our CFS, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We determined impairment of long-lived assets as our critical accounting estimate.

Impairment of long-lived assets

The Company’s most critical accounting estimate relates to the impairment of long-lived assets, which is evaluated in accordance with FASB ASC 360, Property, Plant and Equipment. This estimate involves significant judgment and uncertainty because it requires management to forecast future cash flows over the remaining useful lives of assets, assess the likelihood of disposal, and estimate fair values — all of which are inherently subjective and sensitive to changes in market conditions, operational performance, and strategic decisions.

Management determines whether an asset (or asset group) is impaired by comparing the carrying amount to the sum of estimated future undiscounted cash inflows, less estimated future undiscounted cash outflows. If the carrying amount exceeds this recoverability threshold, an impairment loss is recognized for the difference between the carrying value and the asset’s fair value. Assets held for disposal are measured at the lower of carrying value or fair value less costs to sell.

During the strategic review of operations in the years ended December 31, 2025, 2024, and 2023, the Company assessed the recoverability of certain property, plant and equipment, resulting in impairment losses of approximately $2.75 million, nil, and $nil, respectively. The increase in impairment losses in 2025 was primarily driven by a reassessment of the long-term demand outlook for electroplating production line and revised assumptions regarding asset utilization, reflecting a shift in strategic priorities.

These estimates and assumptions have changed materially over the relevant periods, particularly in 2025, due to updated market forecasts, changes in production capacity planning, and revised assumptions regarding maintenance and decommissioning costs. Management performs sensitivity analyses on key assumptions — including discount rates, terminal growth rates, and expected utilization levels to evaluate the potential impact on impairment charges.

The Company believes that these estimates are reasonable based on currently available information, but actual results may differ materially if future economic conditions, market demand, or operational performance deviate from management’s current expectations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Bong Lau (Yu Bong Lau)	48	Chief Executive Officer, Chairman of the Board and Director
Frederick Wong (Ching Wan Wong)	58	Chief Financial Officer
Bun Lau (Yu Bun Lau)	46	Chief Operations Officer and Director (6)
Wynn Hui (Po Wang Hui)	75	Chief Technical Officer and Director
Errol Hui (Shun Hong Hui)	37	Vice President of Engineering
Tony Zhong (Wei Zhong)	42	Vice President of Finance
Monique Ho(1)(2)(3) (Ting Mei Ho)	51	Independent Director
Chun Fai (Kenneth) Liu (1)(2)(3)(4)	37	Independent Director
Carina Chui(1)(2)(3) (Wan Yee Carina Chui)	47	Independent Director
Henry Yeung (Wing Hang Yeung)(5)	42	Independent Director

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

Kenneth Liu, Independent Director

Mr. Chun Fai (Kenneth) Liu, was appointed as a director of the Company on June 30, 2023. Mr. Liu has served as Chairman and Executive Director of China Eco-Farming Limited (HK Stock Exchange Code: 8166) since February 2022. Mr. Liu was the Executive Director of Inves Tech Holdings Limited (HK Stock Exchange Code: 1087) from August 2020 to April 2022 and a director of Blue Sky Solar Energy Management Limited from November 2018 to April 2022. Mr. Liu was the Executive Director of CEFC Hong Kong Financial Investment Company Limited (HK Stock Exchange Code:1520, formally known as Runway Global Holdings Company Limited) from November 2016 to June 2019 and the Manager of FT Corporate Strategy Limited from October 2013 to June 2016. Mr. Liu studied Administrative Studies at York University, Toronto, Ontario from 2007 to 2011 and he is a member of Chaozhou Chamber of Commerce.

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

6.B. Compensation

For 2025 and 2024, we paid an aggregate of $975,000 and $971,000 in cash to our directors and executive officers, respectively. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Share Incentive Plans

The BOD of the Company approved and adopted Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan (the “Equity Plan”) on October 20, 2022, which was approved at the stockholders’ meeting on December 16, 2022. The total ordinary shares of the Company authorized for issuance during the term of the Equity Plan are 250,000 shares.

As of April 23, 2026, 167,500 ordinary shares and stock options to purchase 82,000 ordinary shares have been granted and outstanding under the Equity Plan. The following paragraphs summarize the terms of the Equity Plan:

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

Shares Subject to the Equity Plan. The shares issuable under the Equity Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total ordinary shares of the Company authorized for issuance during the term of the Equity Plan is 250,000 shares. The Committee must equitably adjust awards and the number of shares available under the Equity Plan in the event of a recapitalization, stock split, stock dividend, extraordinary cash dividend, split-up, spin-off, reclassification, combination or other exchange of shares.

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

Vesting and Forfeiture. The Committee determines the time and conditions under which the award will vest or the period of time after which the restriction shall lapse as part of making an award. Vesting or the lapse of the period of restriction may, in the Committee’s discretion, be based solely upon continued employment or service for a specified period of time, or may be based upon the achievement of specific performance goals (individual, corporation or other basis), or both. Vesting means the time at which an option, SAR or RSU holder may exercise his or her award at the end of the period of restriction that applies to Restricted Stock. Vesting or lapse provisions need not be uniform among awards granted at the same time or to persons similarly situated. Vesting and lapse requirements will be set forth in the applicable award agreement. The Committee, in its discretion, may accelerate vesting of any award at any time. Unless otherwise determined by the Committee and included in the Participant’s Award Agreement, in the event that a Participant’s Service with the Corporation and all Related Corporations is terminated for any reason, all Awards held by the Participant which are unexercised or have not yet vested as of such date shall expire, terminate, and become unexercisable as of such termination date, provided, however, that if the Participant’s Service terminates for reasons other than Cause, all outstanding vested Options and SARs held by the Participant as of his or her termination date shall continue to be exercisable until the earlier of the expiration of their term or the date that is three months after such termination date.

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

On February 22, 2023, the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock options to purchase 82,000 ordinary shares of the Company (the “Shares”) at $12.3 per share, pursuant to the Company’s 2022 Omnibus Equity Plan, to 16 officers, directors and employees of the Company and its subsidiaries (the “Grantees”) The Grants vested immediately on February 22, 2023 and each of the Grantees also entered into a Stock Option Agreement with the Company on February 22, 2023. The options will expire five (5) years from February 22, 2023and may be exercised by cashless exercise pursuant to the terms and conditions of the Stock Option Agreement. As of April 23, 2026, none of the options has been exercised.

On February 19, 2025 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board granted stock awards of ordinary shares of the Company, par value $0.001 (the “Ordinary Shares”), pursuant to the Company’s 2022 Omnibus Equity Plan, to certain officers and employees of the Company and its subsidiaries (the “Grantees”), including: 40,000 Ordinary Shares to Wynn Hui, Chief Technical Officer and a director of the Company, 40,000 Ordinary Shares to Bun Lau, Chief Operating Officer and a director of the Company, 40,000 Ordinary Shares to Errol Hui, Vice President of Engineering of the Company, 10,000 Ordinary Shares to Frederick Wong, Chief Financial Officer of the Company, 8,000 Ordinary Shares to Wei Zhong, Vice President of Finance of the Company as well as 4,000 Ordinary Shares to each of the independent directors of the Company, namely Monique Ho, Chun Fai (Kenneth) Liu, Carina Chui and Henry Yeung. On the Grant Date, the Committee and the Board also granted 200,000 Series A Preferred Shares, par value US$0.001 to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board and each Series A Preferred Share is entitled to twenty (20) votes (collectively, the “Grants”). The Grants vested immediately on the Grant Date and each of the grantees also entered into an Unrestricted Stock Award Agreement with the Company on February 19, 2025.

On August 5, 2025, the Board designated 1,000,000 Preferred Shares of the Company as series B preferred shares of the Company, par value US$0.001 each (“Series B Preferred Shares” or the “Subject Shares”), which shall have fifty (50) votes for every fully paid Series B Preferred Share at any general meeting. On August 5, 2025, the Company entered into an Employment Agreement with Mr. Bong Lau, the Chief Executive Officer of the Company. The Agreement provides that Mr. Bong Lau will receive compensation in the amount of $204,000 per year, payable monthly and granted 1,000,000 Series B Preferred Shares for his services to the Company. The term of the Employment Agreement is for five years. The compensation to Mr. Bong Lau was approved by the Compensation Committee of the Board and the Board on August 5, 2025

6.C. Board Practices

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

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of April 24, 2026.

Board Diversity Matrix (As of April 24, 2026)
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

6.D. Employees

As of December 31, 2025, we had 198 employees. We had 238 employees as of December 31, 2024. The following table sets forth the breakdown of our employees as of December 31, 2025 by function:

		Hong Kong		PRC
Department	Headcount	Headquarters		Production
Management	10	7		3
Finance and accounting	8	5		3
Sales and Marketing	3	3		—
Purchasing	2	—		2
Warehouse	8	—		8
Production	145	—		145
Quality Control	4	—		4
Administration	13	3		10
Technical	5	—		5
Total	198	18	*	180

*including one employee, our vice president of finance based in Beijing.

As of December 31, 2025, 18 employees are based in Hong Kong, where our principal executive offices are located, one vice president of finance was based in Beijing, and the remaining employees were located in Dongguan, China.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of each class of the Company’s voting securities as of April 23, 2026 for:

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

The calculations in the table below are based on 2,076,948 ordinary shares issued and outstanding as of April 23, 2026. We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one (1) vote, each Series A Preferred Share is entitled to twenty (20) votes and each Series B Preferred Share is entitled to twenty (50) votes. All references to share number and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the 1 for 10 share consolidation/reverse stock split of the ordinary shares and preferred shares of the Company on December 30, 2025 unless specified otherwise.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Intelligent Living Application Group Inc., Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, Tel: + (852) 2481 7938.

	Ordinary Shares Beneficially Owned			Preferred Shares Beneficially Owned				Aggregated Voting Power
	Number of Shares			Number of Series A shares	Number of Series B shares
	(including Share Options)		Percentage of Shares	(including Share Options)	(including Share Options)		Percentage of Shares	Number	Percentage
Directors and Executive Officers:
Bong Lau	254,000	(1)	12.1%	200,000	1,000,000	(8)	100.0%	54,254,000	96.7%
Bun Lau	288,000	(2)	13.8%	—	—		—	288,000	0.5%
Wynn Hui	294,000	(3)	14.0%	—	—		—	294,000	0.5%
Frederick Wong	16,000	(4)	*	—	—		—	16,000	*
Errol Hui	284,000	(5)	13.6%	—	—		—	284,000	0.5%
Tony Zhong	12,000	(6)	*	—	—		—	12,000	*
Monique Ho	4,500	(7)	*	—	—		—	4,500	*
Kenneth Liu	4,000		*	—	—		—	4,000	*
Carina Chui	4,500	(7)	*	—	—		—	4,500	*
Henry Yeung	4,000		*	—	—		—	4,000	*
All directors and executive officers as a group (10 individuals)	1,165,000		53.5%	200,000	200,000	(8)	100.0%	55,165,000	98.3%
5% or Greater Shareholders:
Bong Lau	254,000	(1)	12.1%	200,000	200,000	(8)	100.0%	54,254,000	96.7%
Bun Lau	288,000	(2)	13.8%	—	—		—	288,000	0.5%
Wynn Hui	294,000	(3)	14.0%	—	—		—	294,000	0.5%
Errol Hui	284,000	(5)	13.6%	—	—		—	284,000	0.5%

(1) including 20,000 stock options exercisable since February 22, 2023.

(2) including 14,000 stock options exercisable since February 22, 2023.

(3) including 20,000 stock options exercisable since February 22, 2023.

(4) including 6,000 stock options exercisable since February 22, 2023.

(5) including 10,000 stock options exercisable since February 22, 2023.

(6) including 4,000 stock options exercisable since February 22, 2023.

(7) including 500 stock options exercisable since February 22, 2023.

(8) Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board, owns 200,000 of the Company’s Series A Preferred Shares and 1,000,000 of the Company’s Series B Preferred Shares, par value US$0.001. Each Series A Preferred Share is entitled to twenty (20) votes and each Series B Preferred Share is entitled to twenty (50) votes.

* less than 0.5%

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

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers —Share Incentive Plans.”

Other Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

In 2018, the Company entered into a rental agreement with Kambo Security Products Limited for office space in Hong Kong. The rental agreement has been renewed annually. Kambo Security Products Limited is owned by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau, major shareholders and directors of the Company. Rent expense for the years ended December 31, 2025, 2024 and 2023 was $74,000, $74,000 and $54,000, respectively.

As of December 31, 2025, the short-term loan represents an aggregate amount of $218,416 (HK$1,700,000) advanced to the Company by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau. The loan is unsecured, non-interest-bearing, and repayable on demand.

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

Our authorized share capital is $500,000 divided into 500,000,000 shares, consists of: (i) 450,000,000 Ordinary Shares, par value $0.001 per share and (ii) 50,000,000 Preferred Shares, par value $0.001 per share.

On February 6, 2025, the Board of the Company pursuant to the Articles of Association of the Company, designated 200,000 Preferred Shares of the Company as Series A preferred shares of the Company, par value US$0.001 each (“Series A Preferred Shares” or the “Subject Shares”), with the following terms:

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

II. each Series A Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.001 (“Ordinary Share”) at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series A Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series A Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series A Preferred Shares;

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

On August 5, 2025, the Board of Directors of Intelligent Living Application Group Inc., a Cayman Islands exempted company, pursuant to the Articles of Association of the Company, designated 1,000,000 Preferred Shares of the Company as series B preferred shares of the Company, par value US$0.001 each (“Series B Preferred Shares” or the “Subject Shares”), with the following terms:

I. Voting Right: At any general meeting, (i) on a show of hands every holder of the Subject Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have fifty (50) votes for every fully paid Subject Share, and (ii) on a poll every holder of the Subject Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have fifty (50) votes for every fully paid Subject Share; and

II. each Series B Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.001 at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series B Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series B Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series B Preferred Shares; and

III. upon any sale, transfer, assignment or disposition of any Series B Preferred Share by such shareholder of the Company to any person who is not an affiliate of such shareholder, or upon a change of control of any Series B Preferred Share to any person who is not an affiliate of the registered shareholder of such share, as determined by the Board, such Series B Preferred Share shall be automatically and immediately converted into one Ordinary Share (the “Automatic Conversion”). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Series B Preferred Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series B Preferred Shares, in which case all the relevant Series B Preferred Shares shall be automatically converted into the same number of Ordinary Shares; and

IV. other than the Automatic Conversion, any conversion of Series B Preferred Shares into Ordinary Shares by a holder thereof (the “Conversion Shareholder”) shall be effected by means of the repurchase of each relevant Series B Preferred Share for cancellation and allotting and issuance of an Ordinary Share, credited as fully paid (the “Ordinary Conversion”). Both the Automatic Conversion and the Ordinary Conversion shall become effective forthwith upon the Register of Members being updated; and

V. all other rights of the Subject Shares will be the same as the Ordinary Shares and any other Preferred Shares of the Company in issue.

On December 15, 2025, the Company held an extraordinary general meeting of the Company (the “Meeting”). At the Meeting, the shareholders of the Company approved to effect a share consolidation/reverse stock split of all the issued and outstanding and authorized and unissued ordinary shares (the “ordinary shares”) and preferred shares including Series A and Series B preferred shares (the “preferred shares”) of the Company be consolidated with a corresponding increase in the par value of the Company’s ordinary shares and Preferred Shares (collectively, the “shares”), at any one time or multiple times during a period of up to one year after the date of the approval of the authorization of share consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1:200 (the “Range”), to be determined by the Company’s Board in its sole discretion. (the “Share Consolidation”). The authorised share capital of the Company be and is increased from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (a) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (b) 50,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles of Association of the Company (the “Articles”) to US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (c) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (d) 500,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles by the creation of an additional 4,050,000,000 ordinary Shares of a nominal or par value of US$ 0.0001 each, and 450,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles each in the capital of the Company, which shares shall rank pari passu in all respects with the existing authorised and issued shares of the same class in the share capital of the Company; and clause 8 of the Company’s memorandum of association be and is deleted in its entirety and replaced with the following new clause 8: The share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

On December 20, 2025, the Board determined the ratio for Share Consolidation to be one (1)- for- ten (10) and to round up the fractions of the issued consolidated shares resulting from the Share Consolidation. The Company’s ordinary shares began to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “ILAG” on December 30, 2025. The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares. After the Share Consolidation, the authorized share capital of the Company is US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each, comprising of (a) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.001 each, and (b) 50,000,000 Preferred Shares of a nominal or par value of US$0.001 each.

As of April 23, 2026, 2,076,948 post-split Ordinary Shares are issued and outstanding, 200,000 post-split Series A Preferred Shares and 1,000,000 post-split Series B Preferred Shares are issued or outstanding.

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

On February 6, 2025, the Board of Directors (the “Board”) of the Company, pursuant to the Articles of Association of the Company, designated 200,000 Preferred Shares of the Company as series A preferred shares of the Company, par value US$0.001 each (“Series A Preferred Shares” or the “Subject Shares”), with the following terms:

I. Voting Right: At any general meeting, (i) on a show of hands every holder of the Subject Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have twenty (20) votes for every fully paid Subject Share, and (ii) on a poll every holder of the Subject Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have twenty (20) votes for every fully paid Subject Share; and

II. each Series A Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.001 (“Ordinary Share”) at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series A Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series A Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series A Preferred Shares; and

III. upon any sale, transfer, assignment or disposition of any Series A Preferred Share by such shareholder of the Company to any person who is not an affiliate of such shareholder, or upon a change of control of any Series A Preferred Share to any person who is not an affiliate of the registered shareholder of such share, as determined by the Board, such Series A Preferred Share shall be automatically and immediately converted into one Ordinary Share (the “Automatic Conversion”). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Series A Preferred Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series A Preferred Shares, in which case all the relevant Series A Preferred Shares shall be automatically converted into the same number of Ordinary Shares; and

IV. other than the Automatic Conversion, any conversion of Series A Preferred Shares into Ordinary Shares by a holder thereof (the “Conversion Shareholder”) shall be effected by means of the repurchase of each relevant Series A Preferred Share for cancellation and allotting and issuance of an Ordinary Share, credited as fully paid (the “Ordinary Conversion”). Both the Automatic Conversion and the Ordinary Conversion shall become effective forthwith upon the Register of Members being updated; and

V. all other rights of the Subject Shares will be the same as the Ordinary Shares and any other Preferred Shares.

On August 5, 2025, the Board of Directors of Intelligent Living Application Group Inc., a Cayman Islands exempted company, pursuant to the Articles of Association of the Company, designated 1,000,000 Preferred Shares of the Company as series B preferred shares of the Company, par value US$0.001 each (“Series B Preferred Shares” or the “Subject Shares”), with the following terms:

I. Voting Right: At any general meeting, (i) on a show of hands every holder of the Subject Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have fifty (50) votes for every fully paid Subject Share, and (ii) on a poll every holder of the Subject Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have fifty (50) votes for every fully paid Subject Share; and

II. each Series B Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.001 at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series B Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series B Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series B Preferred Shares; and

III. upon any sale, transfer, assignment or disposition of any Series B Preferred Share by such shareholder of the Company to any person who is not an affiliate of such shareholder, or upon a change of control of any Series B Preferred Share to any person who is not an affiliate of the registered shareholder of such share, as determined by the Board, such Series B Preferred Share shall be automatically and immediately converted into one Ordinary Share (the “Automatic Conversion”). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Series B Preferred Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series B Preferred Shares, in which case all the relevant Series B Preferred Shares shall be automatically converted into the same number of Ordinary Shares; and

IV. other than the Automatic Conversion, any conversion of Series B Preferred Shares into Ordinary Shares by a holder thereof (the “Conversion Shareholder”) shall be effected by means of the repurchase of each relevant Series B Preferred Share for cancellation and allotting and issuance of an Ordinary Share, credited as fully paid (the “Ordinary Conversion”). Both the Automatic Conversion and the Ordinary Conversion shall become effective forthwith upon the Register of Members being updated; and

V. all other rights of the Subject Shares will be the same as the Ordinary Shares and any other Preferred Shares of the Company in issue.

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange” for exchange controls in China.

10.E. Taxation

The following summary of the material Cayman Islands, Hong Kong, PRC and U.S. tax consequences for U.S. holders of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong, PRC and the United States. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

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

United States Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). U.S. tax consequences to non-U.S. holders are not discussed here. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax/net investment income tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under applicable U.S. Internal Revenue Service authority, ordinary shares are considered readily tradeable for purposes of clause (1) above if they are listed on an established securities market in the United States, which presently includes the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law, regulation or interpretation after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess generally will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our current or accumulated earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year, and no assurance can be given regarding our PFIC status for any taxable year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares. Prospective investors should assume that PFIC status is uncertain and consult their own tax advisors regarding the PFIC rules and the consequences to them if we are or become a PFIC.

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

Inflation risk

Inflationary factors, such as increases in raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended December 31, 2025 and 2024.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-248684) in relation to the IPO of 506,000 ordinary shares of the Company. Our IPO closed on July 15, 2022. Network1 Financial Securities, Inc. was the representative of the underwriters for our IPO. We offered and sold 506,000 ordinary shares and received net proceeds of approximately $16.86 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on July 12, 2022. The total expenses incurred for our company’s account in connection with our IPO was approximately $3.38 million, which included approximately $1.52 million in underwriting discounts and commissions for the IPO and approximately $1.86 million in other costs and expenses for our IPO. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have fully used all of net proceeds received from our IPO. There is no material change in the use of proceeds as described in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate ICFR, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our ICFR as of December 31, 2025, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our ICFR was not effective as of December 31, 2025.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s preparation and our independent registered public accounting firm’s auditing of our CFS as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified one material weakness in our ICFR. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the PCAOB.

The material weakness identified relates to our not having sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and applicable requirements by SEC. Due to the foregoing material weakness, management concluded that as of December 31, 2025, our ICFR was ineffective.

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

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business— We are obligated to develop and maintain proper and effective internal control over financial report. We may not complete our analysis of our internal control over financial report in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.”

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

	Year Ended	Year Ended
	December 31, 2025	December 31, 2024
Audit fees(1)	$265,842	$288,205
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
TOTAL	$265,842	$288,205

(1)	“Audit fees” means the fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” is the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Bong Lau, our Chairman of board of directors and Chief Executive Officer, beneficially owns all of our issued and outstanding Series A and Series B Preferred Shares and is able to exercise over 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. If we choose to rely on these exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted Nasdaq corporate governance rules.

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

The management of the Company is responsible for the cyber security risk management program as well as to identify, assess, mitigate, and remediate risks and material issues. The Company’s cyber security risk management program is supervised by our IT manager, who reports directly to the Company’s Chief Operation Officer. The IT manager and Information Security Personnel are responsible for developing and implementing cybersecurity strategy, policies, standards, architecture and processes. We also engaged a third-party expert Mr. Kowk Leung MA to provide additional support to our Information Security Personnel and IT manager whenever needed. Mr. Ma received his Master’s Degree of Industry Based Information Technology from University of Wollongong Australia and is a Microsoft Certified Solution Developer (MCSD) and he has extensive experiences in development of IT application systems and support, including retail system, inventory control system, ERP development and accounting system integration with various system, stock broker ordering system, stock mobile phone ordering, and garment’s color size assortment system, network planning and firewall setup. Mr. Ma is familiar with operation system/server such as Novell, DOS, Windows 98, Windows ME, Window NT, Window 2000 Server, Window 2003 Server, Windows XP, FTP, IIS and Linux and he is also familiar with Database system such as MS SQL server, MySQL Visual Foxpro Database, Foxbase, Dbase III and Dbase IV and Tools or computer language familiar such as Clipper, Dbase, Foxbase. Pascal, C, Visual Foxpro, Visual Basic, VB.Net, Visual C++, Com+, Crystal Report, UML.

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

As of date of this report, there has been no cybersecurity incidents which have materially affected the Company yet.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-25.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
1.2	Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-269458), filed with the SEC on January 30, 2023)
2.2*	Description of Securities
4.1	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.2	Share Exchange Agreement between the Registrant and shareholders of Intelligent Living Application Group Limited dated on April 8, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.3	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.4	Director Agreement by and between the Registrant and Carina Chui incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.5	Director Agreement by and between the Registrant and Monique Ho incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
4.6	Asset Purchase Agreement by and among Hing Fat Industrial Limited, Dongguan Xingfa Hardware Products Co., Ltd. and Hu Xiongjie dated October 12, 2022, incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on October 17, 2022
4.7	Form of Stock Option Agreement, incorporated herein by reference to Exhibit 4.21 to the Form 20-F, filed with the SEC on April 28, 2023
4.8	Director Agreement by and between the Registrant and Chun Fai (Kenneth) Liu dated July 4, 2023, incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on July 7, 2023
4.9	Director Agreement by and between the Registrant and Wing Hang (Henry) Yeung dated January 15, 2024, incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on January 19, 2024
4.10	Renewal of Employment Agreement by and between the Registrant and Bong Lau in June 2023 (incorporated herein by reference to Exhibit 4.14 to the Form 20-F, filed with the SEC on April 30, 2024)
4.11	Renewal of Employment Agreement by and between the Registrant and Bun Lau in June 2023 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F, filed with the SEC on April 30, 2024)
4.12	Renewal of Employment Agreement by and between the Registrant and Fred Wong in June 2023 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F, filed with the SEC on April 30, 2024)
4.13	Renewal of Employment Agreement by and between the Registrant and Wynn Hui in June 2023 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F, filed with the SEC on April 30, 2024)
4.14	Renewal of Employment Agreement by and between the Registrant and Bong Lau in June 2024 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F, filed with the SEC on April 28, 2025)
4.15	Renewal of Employment Agreement by and between the Registrant and Bun Lau in June 2024 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F, filed with the SEC on April 28, 2025)
4.16	Renewal of Employment Agreement by and between the Registrant and Fred Wong in June 2024 (incorporated herein by reference to Exhibit 4.20 to the Form 20-F, filed with the SEC on April 28, 2025)
4.17	Renewal of Employment Agreement by and between the Registrant and Wynn Hui in June 2024 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F, filed with the SEC on April 28, 2025)
4.18	Form of Unrestricted Stock Award Agreement between the Grantees and the Company (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on February 20, 2025)
4.19	Unrestricted Stock Award Agreement between Bong Lau and the Company(incorporated herein by reference to Exhibit 10.2 to the Form 6-K, filed with the SEC on February 20, 2025)
4.20	Placement Agent Agreement between the Company and Craft Capital Management LLC dated February 25, 2025 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on February 27, 2025)
4.21*	Renewal of Employment Agreement by and between the Registrant and Bun Lau in June 2025
4.22*	Renewal of Employment Agreement by and between the Registrant and Fred Wong in June 2025
4.23*	Renewal of Employment Agreement by and between the Registrant and Wynn Hui in June 2025
4.24*	Employment Agreement by and between the Registrant and Bong Lau on August 5, 2025
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248684), as amended, initially filed with the SEC on September 9, 2020)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Wei, Wei & Co., LLP
15.2*	Consent of Guangdong Wesley Law Firm
19.1	Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to the Form 20-F, filed with the SEC on April 30, 2024)
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F, filed with the SEC on April 30, 2024)
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT LIVING APPLICATION GROUP INC.

/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer and Chairman of the Board

Date: April 24, 2026

INTELLIGENT LIVING APPLICATION GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Living Application Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intelligent Living Application Group Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

April 24, 2026

We have served as the Company’s auditor since 2019.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2025	2024
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$645,939	$1,280,911
Accounts receivable	235,142	139,214
Inventories	5,393,626	5,034,938
Prepayments	395,291	2,207,593
Other receivables	150,117	152,770
Total current assets	6,820,115	8,815,426

NON-CURRENT ASSETS
Deposits	19,702	72,938
Property and equipment, net	1,381,442	4,925,517
Right-of-use assets, net	261,115	626,340
Total non-current assets	1,662,259	5,624,795

Total assets	$8,482,374	$14,440,221

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings - current	$1,418,831	$170,726
Amount due to shareholders	218,416	—
Accounts payable	504,466	251,060
Advance from customers	32,617	11
Other payables and accruals	1,026,892	488,368
Taxes payable	5,222	16,892
Operating lease liabilities - current	250,591	493,051
Total current liabilities	3,457,035	1,420,108

NON-CURRENT LIABILITIES
Bank borrowings	158,193	248,758
Operating lease liabilities	10,524	133,289
Total non-current liabilities	168,717	382,047

Total liabilities	3,625,752	1,802,155

COMMITMENTS AND CONTINGENCIES (Note 15)	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value; 450,000,000 shares authorized; 2,076,974 and 1,806,000 shares issued and outstanding as of December 31, 2025 and 2024 *	2,077	1,806
Preferred shares, 50,000,000 shares authorized:
Preferred shares, Series A, $0.001 par value, 200,000 shares authorized, 200,000 and nil issued and outstanding as of December 31, 2025 and 2024	200		—
Preferred shares, Series B, $0.001 par value, 1,000,000 shares authorized, 1,000,000 and nil issued and outstanding as of December 31, 2025 and 2024	1,000		—
Additional paid-in capital	35,247,273	23,804,550
Warrants	16,769	—
Accumulated deficit	(30,181,135)	(10,833,696)
Accumulated other comprehensive loss	(229,562)	(334,594)
Total shareholders’ equity	4,856,622	12,638,066

Total liabilities and shareholders’ equity	$8,482,374	$14,440,221

*	The share information is presented on a retrospective basis to reflect share consolidation. (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2025	2024	2023
	USD	USD	USD
Revenues	$4,493,572	$7,506,551	$6,443,357
Cost of goods sold	(3,967,026)	(5,831,949)	(5,464,591)
Cost of goods sold – idle capacity	(396,744)	(362,894)	(345,424)
Gross profit	129,802	1,311,708	633,342

Selling and marketing	(281,294)	(1,102,778)	(59,841)
General and administrative	(14,757,294)	(3,403,903)	(4,440,314)
Research and development	(1,650,938)	(649,753)	—
Impairment loss of property, plant and equipment	(2,746,026)	—	—
Finance costs	(47,284)	(25,834)	(26,935)

Loss from operations	(19,353,034)	(3,870,560)	(3,893,748)

Other income
Interest income	7,920	83,377	244,840
Foreign exchange gain	28,400	40,546	47,237
Other (expense) income, net	(4,871)	139,564	156,390
Total other income, net	31,449	263,487	448,467

Loss before provision for income taxes	(19,321,585)	(3,607,073)	(3,445,281)

Provision for income taxes	(25,854)	(83,214)	(56,237)

Net loss	$(19,347,439)	$(3,690,287)	$(3,501,518)

Other comprehensive loss
Net loss	$(19,347,439)	$(3,690,287)	$(3,501,518)
Foreign currency translation adjustments	105,032	(74,040)	(214,916)

Comprehensive loss	$(19,242,407)	$(3,764,327)	$(3,716,434)

Weighted average number of ordinary shares outstanding *
Basic and diluted	2,036,647	1,806,000	1,806,000

Loss per share – basic and diluted *	$(9.50)	$(2.04)	$(1.94)

*	The share information is presented on a retrospective basis to reflect share consolidation. (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Preferred shares					Accumulated
	Number		Number		Additional			Other
	of	Par	of	Par	Paid-in		Accumulated	Comprehensive
	Shares *	Value	Shares *	Value	Capital	Warrants	Deficit	Gain (Loss)	Total
		USD		USD	USD	USD	USD	USD	USD
BALANCE, January 1, 2023	1,806,000	$1,806	-	$-	$23,137,534	$-	$(3,641,891)	$(45,638)	$19,451,811

Net loss	-	-	-	-	-	-	(3,501,518)	-	(3,501,518)
Stock options granted	-	-	-	-	667,016		-	-	667,016
Foreign currency translation adjustment	-	-	-	-	-	-	-	(214,916)	(214,916)
BALANCE, December 31, 2023	1,806,000	$1,806	-	$-	$23,804,550	$-	$(7,143,409)	$(260,554)	$16,402,393

Net loss	-	-	-	-	-	-	(3,690,287)	-	(3,690,287)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(74,040)	(74,040)
BALANCE, December 31, 2024	1,806,000	$1,806	-	$-	$23,804,550	$-	$(10,833,696)	$(334,594)	$12,638,066

Preferred shares issued for equity compensation	-	-	1,200,000	1,200	9,630,762		-	-	9,631,962
Ordinary shares issued for equity compensation plan	167,500	168	-	-	1,406,833	-	-	-	1,407,001
Ordinary shares issued on financing	103,448	103	-	-	421,897	-	-	-	422,000
Warrants issued on financing	-	-	-	-	(16,769)	16,769	-	-	-
Rounding difference on reverse stock split	26	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(19,347,439)	-	(19,347,439)
Foreign currency translation adjustment	-	-	-	-	-	-	-	105,032	105,032
BALANCE, December 31, 2025	2,076,974	$2,077	1,200,000	$1,200	$35,247,273	$16,769	$(30,181,135)	$(229,562)	$4,856,622

*	The share information is presented on a retrospective basis to reflect the share consolidation. (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2025	2024	2023
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(19,347,439)	$(3,690,287)	$(3,501,518)
Adjustments to reconcile net loss to cash (used in) operating activities:
Depreciation and amortization	788,718	797,656	693,531
Impairment loss of property, plant and equipment	2,746,026	—	—
Loss on disposal of property, plant and equipment	54,821	—	—
Ordinary shares issued for equity compensation plan	1,407,001	—	667,016
Preferred shares issued	9,631,962
Change in operating assets and liabilities
Accounts receivable	(95,928)	290,569	1,119,804
Inventories	(328,161)	(7,647)	(586,551)
Prepayments	1,812,656	(306,050)	(1,412,318)
Deposits	53,236	(301)	(71,188)
Other receivables	2,417	95,031	20,627
Accounts payable	275,836	(71,823)	(67,945)
Advance from customers	32,606	11	(6,364)
Other payables and accruals	549,085	(134,159)	(50,253)
Taxes payable	(12,702)	(15,081)	31,972
Net cash (used in) operating activities	(2,429,866)	(3,042,081)	(3,163,187)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property and equipment	20,597	—	—
Purchases of property and equipment	(23,901)	(115,161)	(1,360,274)
Net cash (used in) investing activities	(3,304)	(115,161)	(1,360,274)

CASH FLOWS FROM FINANCING ACTIVITIES:
Ordinary shares issued on financing	422,000	—	—
Proceeds from shareholders’ loan	218,416	—	—
Proceeds from bank borrowings	1,245,473	36,808	—
Repayments of bank borrowings	(87,933)	(81,365)	(154,976)
Net cash provided by (used in) financing activities	1,797,956	(44,557)	(154,976)

EFFECT OF EXCHANGE RATE ON CASH	242	(1,020)	(3,484)

NET (DECREASE) IN CASH	(634,972)	(3,202,819)	(4,681,921)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,280,911	4,483,730	9,165,651

CASH AND CASH EQUIVALENTS AT END OF YEAR	$645,939	$1,280,911	4,483,730

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$46,920	$16,559	$18,859
Cash paid for income taxes	$26,477	$55,085	$125,067

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

On July 15, 2022, the Company closed its initial public offering (“IPO”) of 506,000 ordinary shares, par value $0.001 per share, priced at $40.00 per share. The gross proceeds from the IPO were $20.24 million, before deducting underwriting discounts and other related expenses. The ordinary shares of the Company began trading on the Nasdaq Capital Market on July 13, 2022 under the ticker symbol “ILAG.”

On December 15, 2025, the Company held an extraordinary general meeting of the Company (the “Meeting”). At the Meeting, the shareholders of the Company approved to effect a share consolidation/reverse stock split of all the issued and outstanding and authorized and unissued ordinary shares (the “ordinary shares”) and preferred shares including Series A and Series B preferred shares (the “preferred shares”) of the Company be consolidated with a corresponding increase in the par value of the Company’s ordinary shares and Preferred Shares (collectively, the “shares”), at any one time or multiple times during a period of up to one year after the date of the approval of the authorization of share consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1:200 (the “Range”), to be determined by the Company’s Board in its sole discretion. (the “Share Consolidation”).

On December 20, 2025, the Board approved a one-for-ten (1-for-10) Share Consolidation, resulting in the rounding up of 26 fractional shares. The Company’s Ordinary Shares began  to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “ILAG” on December 30, 2025. The pre-split number of Ordinary Shares outstanding is 20,769,483 with a par value of $0.0001 and the post-split number of Ordinary Shares outstanding is  approximately 2,076,974 with a par value of $0.001. The new CUSIP number for the Company’s Ordinary Shares post-consolidation is G4804S119. The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

The  pre-split number of Series A preferred shares outstanding is 2,000,000 with a par value of $0.0001 and the post-split number of Series A preferred shares outstanding is  approximately 200,000 with a par value of $0.001. The pre-split number of Series B preferred shares outstanding is 10,000,000 with a par value of $0.0001 and the post-split number of Series B preferred shares outstanding will be  approximately 1,000,000 with a par value of $0.001.

All references in this report to share and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the share consolidation/reverse stock split unless specified otherwise.

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

NOTE 2 – LIQUIDITY AND GOING CONCERN

As indicated in the Company’s consolidated financial statements, the Company reported a net loss of approximately $19.3 million, $3.7 million and $3.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Company experienced negative operating cash flows of $2.4 million, $3.0 million and $3.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, and its cash and cash equivalents had declined to $645,939 as of December 31, 2025. These events raise significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to continue to meet its obligations as they become due, and obtain additional or alternative financing required to fund its working capital requirements.

The Company expects to fund its operations primarily through cash flow from operations and borrowings from related parties or financial institutions. In the event that the Company requires additional funding to finance its operations, the Company’s major shareholders have indicated their intent and ability to provide such financial support. The US tariff imposed since February 1, 2025 on locket set related products imported from China and Hong Kong have resulted in a material adverse impact on our business and results of operations for the year ended December 31, 2025. However, the current tariff on our products to the U.S. is lowered to 17.5% as of the date of the report. Based on the Company’s production schedule as of the date of this report, the Company has received customer orders with delivery scheduled up to August 2026. Management of the Company believes that the Company’s result of operations will be gradually recovered. There is still a high degree of uncertainty surrounding U.S. tariff policy, though. The Company can make no assurances that anticipation of performance will be achieved or required financing for operations will be available for the amounts needed. If we cannot significantly improve our cash flow from operations or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and its consolidated financial statements.

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

Translation of amounts from HKD into USD was made at the following exchange rates:

Balance sheet items, except for equity accounts:
December 31, 2025	HKD 7.78 to $1
December 31, 2024	HKD 7.77 to $1
December 31, 2023	HKD 7.81 to $1

Statement of operations and cash flow items:
For the year ended December 31, 2025	HKD 7.80 to $1
For the year ended December 31, 2024	HKD 7.80 to $1
For the year ended December 31, 2023	HKD 7.83 to $1

Translation of amounts from RMB into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
December 31, 2025	RMB 7.03 to $1
December 31, 2024	RMB 7.19 to $1
December 31, 2023	RMB 7.08 to $1

Statement of operations and cash flow items:
For the year ended December 31, 2025	RMB 7.14 to $1
For the year ended December 31, 2024	RMB 7.12 to $1
For the year ended December 31, 2023	RMB 7.05 to $1

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, which are not restricted as to use; and highly liquid investments that are readily convertible into known amounts of cash, which have a short maturity of generally within three months when acquired. As of December 31, 2025 and 2024, the Company did not have any cash equivalents. The Company maintains bank accounts in the PRC and Hong Kong.

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

Inventories

Inventories consist of raw materials, work-in-progress and finished goods. They are stated at the lower of cost or net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the related net realizable value and will set up an allowance to write down the cost of inventories to its net realizable value, if it is lower than cost. As of December 31, 2025 and 2024, the Company determined that no allowance for slow-moving or obsolete inventories was necessary.

Other receivables

Other receivables primarily include receivables from employees related to social security benefits and VAT receivable. Management reviews the composition of other receivables and determines if an allowance for doubtful accounts is needed. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. As of December 31, 2025 and 2024, the Company determined that no allowance was necessary.

Prepayments and deposits

Prepayments consisted mainly of prepaid marketing research expenses, prepaid manufacture expenses, prepaid research and development expenses, prepaid taxes, prepaid insurance, and prepaid software license. Deposits, a non-current asset, are related to long-term office rental. These amounts are refundable and bear no interest. Prepayments and deposits are classified as either current or non-current based on the terms of the respective agreements. These prepayments are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2025 and 2024, management believes that the Company’s prepayments and deposits are not impaired.

Prepayments consisted of the following:

	As of December 31,
	2025	2024
Marketing research expenses	$—	$150,624
Prepayment for new product development	—	1,305,406
Prepaid taxes	392,422	383,083
Other	2,869	368,480
Total	$395,291	$2,207,593

Property and equipment

Property and equipment are stated at cost net of accumulated depreciation, amortization and impairment, if necessary. Depreciation and amortization are provided over the estimated residual value and useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated residual value and useful lives are as follows:

Category	Estimated useful life	Estimated residual
Office equipment	5-10 years	0-10%
Production equipment	5-10 years	0-10%
Motor vehicles	5 years	0-10%
Leasehold improvements	Over the shorter of remaining lease term or the estimated useful lives of the assets	0

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

During the course of the Company’s strategic review of its operations in the years ended December 31, 2025, 2024 and 2023, the Company assessed the recoverability of the carrying value of certain property, plant and equipment which resulted in impairment losses of approximately $2,746,026, $nil and $nil, respectively

Fair value of financial instruments

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

Historically, the Company has not experienced any returns, refunds or warranty-related claims. As a result, the Company does not maintain specific accounting policies or provision for those obligations. The Company monitors the nature and frequency of such claims and will establish appropriate policies if circumstances change in the future. Lock sales constitute the company’s sole source of revenue

Cost of goods sold

Cost of goods sold consists primarily of the cost of raw materials (mainly brass, stainless steel, iron and zinc alloy), direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process, and related production costs from molding of raw materials to production of door locksets such as handles, panels and spindles, product assembly, quality control and packaging and shipping. Write-down of inventory, export tax rebates, if any, are also recorded in cost of goods sold. For 2025, 2024 and 2023, the Company received export tax rebates of RMB1,749,000 ($245,000), RMB3,204,000 ($450,000) and RMB2,906,000 ($412,000), respectively.

Cost of goods sold – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods in production. Such costs relate primarily to depreciation expense related to the Company’s electroplating equipment that cannot be directly attributable to the production process. Idle capacity expenses were $396,744, $362,894 and 345,424 for 2025, 2024 and 2023, respectively.

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

For leases with an initial term of 12 months or less, the Company is permitted to and did make an accounting policy election by class of underlying assets not to recognize lease assets and lease liabilities. During 2025, 2024 and 2023, the Company recognized lease expense for such leases on a straight-line basis over the lease term.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to uncertain tax positions are classified in income tax expense in the period incurred. Tax returns filed for 2021 to 2025 in the PRC, 2020 to 2025 in Hong Kong are subject to examination by the applicable tax authorities.

Value added tax

The Company is subject to value added tax (“VAT”) in the PRC. Revenue generated and purchases within the PRC from domestic suppliers are generally subject to VAT at the rate of 13% starting in April 2019. Certain VAT is refundable after filing rebate applications. As of December 31, 2025 and 2024, the Company is entitled to receive a refund of $147,000 and $143,000, respectively, which is recorded in other receivables on the Company’s consolidated balance sheets.

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

Share-based compensation

The Company accounts for share-based compensation in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation—Stock Compensation.

The Company provides share-based awards to directors, management, and employees, including ordinary shares, preferred shares, and stock options. For equity-classified awards (which include the ordinary shares and preferred shares issued during the year, as well as stock options granted in current and prior years), compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period (vesting period). The total amount of compensation expense recognized reflects the number of awards expected to vest and is adjusted for actual forfeitures as they occur.

The fair value of stock options is estimated on the grant date using the Binomial Tree Pricing method model. The fair value of ordinary share awards is determined based on the closing market price of the Company’s shares on the grant date. The fair value of preferred share awards is determined based on the market approach as it is the most direct valuation approach which reflects the value obtained as a result of a consensus of what others in the market place have judged it to be. The cost is recognized in employee benefit expenses recorded in the Company’s consolidated statements of operations and comprehensive loss, together with a corresponding amount in additional paid-in capital.

Warrants

The Company accounts for warrants issued to placement agents and other non-employees as consideration for services rendered. These warrants are classified as equity instruments because they meet the equity classification criteria under ASC 815-40 (i.e., they are indexed to the Company’s own Ordinary shares and do not provide for cash settlement). The fair value of these warrants is recognized as a cost of raising capital. Accordingly, the value is recorded as a direct reduction of additional paid-in capital (APIC) in shareholders’ equity, net against the proceeds from the related equity financing. The fair value is measured on the grant date using the Black-Scholes option-pricing model.

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

Recent accounting pronouncements

Recently adopted accounting standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss. The amendments improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 16 for the inclusion of new disclosures required.

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The company adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 14 for the inclusion of new disclosures required.

Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results, and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statement’s notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

On January 6, 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Concentrations

Details of the customers accounting for 10% or more of the Company’s total revenues are as follows:

	For the years ended
	December 31,
	2025		2024		2023
Customer A	$903,119	20.1%	$2,823,568	37.6%	$1,786,656	27.5%
Customer B	1,009,709	22.5%	1,442,988	19.2%	888,595	13.7%
Customer C	1,006,018	22.4%	2,213,651	29.5%	1,723,506	26.5%
Customer D	—	—%	—	—%	1,332,746	20.5%
Customer E	800,950	17.8%	—	—%	—	—%
	$3,719,796	82.8%	$6,480,207	86.3%	$5,731,503	88.2%

Details of the customers which accounted for 10% or more of the Company’s accounts receivable are as follows:

	As of December 31,
	2025		2024
Customer A	$—	—%	$—	—%
Customer B	—	—%	133,665	96.5%
Customer C	—	—%	—	—%
Customer D	—	—%	—	—%
Customer E	230,718	98.1%	—	—%
	$230,718	98.1%	$133,665	96.5%

Credit risk

Financial assets of the Company that potentially subject to credit risk mainly consist of cash and accounts receivable.

The Company’s cash deposits are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. In the PRC, an individual entity’s deposit maintained at a bank is insured for a maximum of RMB500,000 (equivalent to approximately $70,000) in the event of bank failure. In Hong Kong, an individual entity’s deposit maintained at a bank is insured for a maximum of HKD800,000 (equivalent to approximately $103,000) in the event of bank failure. In British Virgin Islands and Cayman Islands, entity’s deposit is not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2025, cash balance of $48,024 was maintained at financial institutions in the PRC, of which the entire balance was insured; and cash balance of $597,915 was mainly maintained at financial institutions in Hong Kong, of which $358,957 was not insured.

For accounts receivable, the Company has provided no allowance as of December 31, 2025 and 2024 because the account balances were usually collected (realized) within 1 month, and therefore management considered the provision for impairment would be immaterial, if any.

Liquidity risk

The Company reported net loss of approximately $19.3 million, $3.7 million and $3.5 million for 2025, 2024 and 2023, respectively. The Company’s operating cash flows and liquidity could be negatively impacted by the risk of potential loss of business (or reduction in purchase orders) from any such customers. The Company has historically funded its working capital needs from operations, equity financing and bank loans. In managing the Company’s liquidity risk, management monitors the Company’s operating cash flows, evaluates its collection risk and priorities its capital spending. As of December 31, 2025, the Company had cash of approximately $0.6 million. Based on the Company’s current business plan and cash flows projection, management believes the operating activities and existing funds can provide sufficient liquidity to meet the Company’s working capital requirements for at least twelve months from the date of this report.

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

Details of the suppliers accounting for 10% or more of total purchases are as follows:

	Years Ended December 31,
	2025		2024		2023
Supplier A	$463,487	25.5%	$565,540	16.4%	$747,881	22.3%
Supplier B	378,204	20.8%	553,538	16.1%	—	—%
	$841,691	46.3%	$1,119,078	32.5%	$747,881	22.3%

Details of the suppliers which accounted for 10% or more of accounts payable are as follows:

	As of December 31,
	2025		2024
Supplier A	$260,960	51.7%	$75,513	30.1%
Supplier B	—	—%	77,361	30.8%
Supplier C	—	—%	29,326	11.7%
Supplier D	114,072	22.6%	—	—%
	$375,032	74.3%	$182,200	72.6%

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMBs into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Company had $48,024 and $61,442 of cash and cash equivalents denominated in RMB as of December 31, 2025 and 2024, respectively.

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

 NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2025 and 2024 consisted of the following:

	As of December 31,
	2025	2024
Accounts receivable	$235,142	$139,214
Less: allowance for estimated credit losses	—	—
	$235,142	$139,214

No allowance for estimated credit losses has been established as management believes that amounts outstanding are fully collectible. For 2025, 2024 and 2023, the Company had not written-off any uncollectible accounts receivable. As the date of this report, substantially all of the Company’s accounts receivable as of December 31, 2025, have been collected.

NOTE 5 - INVENTORIES

The composition of inventories are as follows:

	As of December 31,
	2025	2024
Raw materials	$29,084	$25,117
Work-in-progress	5,215,105	4,484,021
Finished goods	149,437	525,800
Total	$5,393,626	$5,034,938

During the years ended December 31, 2025, 2024 and 2023, there were no inventory reserves or inventory write offs.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2025	2024
Office equipment	$180,481	$178,936
Production equipment	7,207,029	7,655,936
Motor vehicles	464,965	449,808
Leasehold improvements	879,817	881,582
Total	8,732,292	9,166,262
Impairment	(2,746,026)	—
Less: accumulated depreciation and amortization	(4,604,824)	(4,240,745)
Property and equipment, net	$1,381,442	$4,925,517

Depreciation expense was $788,718, $797,656 and $693,531 for the years ended December 31, 2025, 2024 and 2023, respectively.

For the year ended December 31, 2025, the Company faced persistent macroeconomic headwinds and softening demand in the US market. Exacerbated by heightened volatility in U.S. tariff rates, the subsequent decline in sales volume precipitated an impairment assessment of the long-lived assets. In accordance with ASC 360, the Company compared the carrying amount of Electroplating factory to its estimated undiscounted future cash flows. As the carrying amount exceeded the future cash flows, the assets were deemed impaired. The Company then measured the impairment loss as the excess of the carrying amount over the fair value of the assets. The fair value of the electroplating factory was determined with the assistance of a third-party valuation specialist. The valuation was performed using the income approach. As a result, the Company recognized an impairment loss of $2,746,026, this loss primarily relates to the write-down of property, plant, and equipment at the electroplating factory.

NOTE 7 - OTHER PAYABLES AND ACCRUALS

Other payables and accruals consist of the followings:

	As of December 31,
	2025	2024
Accrued production cost	$321,571	$203,780
Accrued salary	456,372	133,619
Accrued social security benefits	70,202	68,643
Accrued utilities	33,914	33,125
Accrued business tax and others	144,833	49,201
Total	$1,026,892	$488,368

NOTE 8 - RELATED PARTY BALANCES AND TRANSACTIONS

In 2018, the Company entered into a rental agreement with Kambo Security Products Limited for office space in Hong Kong. The rental agreement is renewed annually. Kambo Security Products Limited is owned by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau, major shareholders of ILA. The major shareholders of ILA are committed to renewing the rental agreement with the Company for no less than 5 additional years. Rent expense for 2025, 2024 and 2023 was $74,000, $74,000 and $74,000, respectively.

As of December 31, 2025, the short-term loan represents an aggregate amount of $218,416 (HK$1,700,000) advanced to the Company by Mr. Bong Lau, Mr. Wynn Hui, and Mr. Bun Lau. The loan is unsecured, non-interest-bearing, and repayable on demand.

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

On November 3, 2017, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited pursuant to which the Company may borrow up to HKD 6.0 million (approximately $0.8 million) for working capital purposes. On June 24, 2021, this banking facilities was increased to HKD 7.0 million (approximately $0.9 million). The credit facility bears interest at 6.25% and it is personally guaranteed by Mr. Wynn Hui and Mr. Bong Lau (both major shareholders and directors of the Company). The credit facility does not have an expiration date and is collateralized by a property owned by Kambo Security Products Limited, a related party.

On April 23, 2025, the Company obtained banking facilities from Dongguan Rural Commercial Bank aggregating up to RMB 5.0 million (approximately $0.7 million) for working capital purposes. The facilities have a term from April 23, 2025 to April 22, 2028, bear interest at 2.8% to 2.9%, and are personally guaranteed by Mr. Wynn Hui, Mr. Bong Lau, and Mr. Bun Lau, who are the Company’s major shareholders and directors. As of December 31, 2025, the Company had drawn down a total of $0.7 million (RMB 4.8 million) under these facilities. Principal is repayable on April 22, May 5, May 19, June 23, and July 16, 2026, with interest payable monthly.

During 2025, 2024 and 2023, interest expense for these credit facilities was $46,920, $16,559 and $18,859, respectively.

The following table shows the maturity of the Company’s bank borrowings as of December 31, 2025:

For the years ending December 31,	Amount
2026	$1,418,831
2027	92,502
2028	58,216
2029	7,475
Total Bank Borrowings	$1,577,024

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

The Company has the following operating leases:

●	Real estate leases for its manufacturing factory and electroplating production line in the PRC (annual payment of approximately $409,000) that will expire on February 28, 2029 and September 30, 2026, respectively. Two office parking facilities (annual payment of approximately $11,000) that will expire on November 30, 2026 and expired March 31, 2027, respectively.

●	Office equipment lease (annual payment of approximately $4,000) that will expire on December 31, 2029, and various real estate leases for its office space in Hong Kong (annual payment of approximately $175,000) that will expire on December 31, 2026, June 14, 2026 and July 31, 2026, respectively.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

The weighted-average remaining lease terms and discount rates of the Company’s operating leases are as follows:

	As of December 31,
	2025	2024
Weighted average remaining lease term (years)	$0.83	$1.35
Weighted average discount rate	4.3%	4.0%

Operating lease expenses are allocated between the cost of revenues and selling, general, and administrative expenses. Total operating lease expenses were approximately $800,000, $801,000 and $778,000 for 2025, 2024 and 2023, respectively. Gross sublease income was approximately $225,000, $140,000 and $142,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table sets forth the five-year maturity schedule of the Company’s lease liabilities:

For the years ending December 31,	Amount
2026	$254,940
2027	3,885
2028	3,885
2029	3,562
Total operating lease payments	266,272
Less: imputed interest	(5,157)
Present value of operating lease liabilities	$261,115

NOTE 11 – STOCK-BASED COMPENSATION

The Company operates a share-based payment scheme (the “Scheme”) to provide incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Eligible participants of the Scheme include the Company’s directors, employees and consultants.

The 2022 Omnibus Equity Plan

The BOD of the Company approved and adopted Intelligent Living Application Group Inc. 2022 Omnibus Equity Plan (the “Equity Plan”) on October 20, 2022, which was approved at the stockholders’ meeting on December 16, 2022. The total ordinary shares of the Company authorized for issuance during the term of the Equity Plan is 250,000 post-split number of share.

On February 22, 2023, (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock options to purchase 82,000 post-split number of ordinary shares of the Company (the “Shares”) at $12.3 per share, pursuant to Equity Plan, to sixteen officers, directors and employees of the Company and its subsidiaries (the “Grantees”) The Grants vested immediately on the Grant Date and each of the Grantees also entered into a Stock Option Agreement with the Company on February 22, 2023. The options expire five (5) years from the Grant Date and may be exercised by cashless exercise pursuant to the terms and conditions of the Stock Option Agreement.

The stock options granted to officers, directors and employees are accounted for as equity awards and measured at their Grant Date fair values of $667,016 by using a binomial model. As of December 31, 2025, none of the Grants was exercised. The Company does not believe that the stock options granted will have any dilution impact on the Company’s earnings per share since these stock options has not been exercised as of December 31, 2025 and the Company operated at a loss for 2025, 2024 and 2023.

On February 19, 2025, the Compensation Committee of the Board of the Company granted a total of 167,500 post-split number of ordinary shares of the Company, par value $0.001, pursuant to the Company’s 2022 Omnibus Equity Plan, to certain officers and employees of the Company and its subsidiaries., which vested immediately. The grant date fair value was $8.4 per share as quoted closing price on February 19, 2025.

The Company measures share-based payment awards at grant-date fair value in accordance with ASC 718. Since the awards vested immediately, the Company recognized the entire compensation cost in full during the year ended December 31, 2025. Total share-based compensation expense recognized in connection with this grant amounted to $1.41 million ($8.4 × 167,500 shares), which is included within general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

Preferred shares

On February 19, 2025, the Compensation Committee of the Board granted 2,000,000 pre-split number of Series A Preferred Shares, par value US$0.0001 to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board and each Series A Preferred Share is entitled to twenty (20) votes, which vested immediately. As determined using the market approach, the grant date fair value was $0.97 per share. Total share-based compensation expense recognized in connection with this grant amounted to $1.94 million ($0.97 × 2,000,000 shares), which is included within general and administrative expenses in the accompanying Consolidated Statements of Operations and comprehensive loss. These Series A Preferred Shares were consolidated into 200,000 post-split number of shares upon the Share Consolidation (Note 12) on December 30, 2025.

On August 5, 2025, the Compensation Committee of the Board granted 10,000,000 pre-split number of Series B Preferred Shares, par value US$0.0001 to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board and each Series A Preferred Share is entitled to fifty (50) votes, which vested immediately. As determined using the market approach, the grant date fair value was $0.77 per share. Total share-based compensation expense recognized in connection with this grant amounted to $7.69 million ($0.77 × 10,000,000 shares), which is included within general and administrative expenses in the accompanying Consolidated Statements of Operations and comprehensive loss. These Series B Preferred Shares were consolidated into 1,000,000 post-split number of shares upon the Share Consolidation (Note 12) on December 30, 2025.

The stock-based compensation expense for the years ended December 31, 2025, 2024 and 2023 amounted to $11.04 million, nil and $0.67 million, respectively and are included in the consolidated statements of comprehensive loss under the caption “General and administration expenses”. The Company does not have the right to redeem or call either Series A or Series B preferred shares, nor are they subject to mandatory redemption. No dividends are payable on either series.

NOTE 12 – EQUITY TRANSACTIONS

Share consolidation

On December 20, 2025, the Board approved a one-for-ten (1-for-10) Share Consolidation, resulting in the rounding up of 26 fractional shares. The Company’s Ordinary Shares began to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “ILAG” on December 30, 2025. The pre-split number of Ordinary Shares outstanding is 20,769,483 with a par value of $0.0001 and the post-split number of Ordinary Shares outstanding is approximately 2,076,974 with a par value of $0.001. The new CUSIP number for the Company’s Ordinary Shares post-consolidation is G4804S119. The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

The pre-split number of Series A preferred shares outstanding is 2,000,000 with a par value of $0.0001 and the post-split number of Series A preferred shares outstanding is approximately 200,000 with a par value of $0.001. The pre-split number of Series B preferred shares outstanding is 10,000,000 with a par value of $0.0001 and the post-split number of Series B preferred shares outstanding will be approximately 1,000,000 with a par value of $0.001.

Preferred shares

On July 16, 2021, the Company amended its articles of association and authorized 50,000,000 pre-split number of preferred shares with a par value of $0.0001. These preferred shares were consolidated into 506,000 post-split number of shares upon the Share Consolidation on December 30, 2025. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2024 and 2023.

On December 15, 2025, the Company amended its articles of association and increased authorized preferred shares to 50,000,000 with a par value of $0.001.

Series A Preferred Shares

On February 6, 2025, the Board of Directors of the Company, pursuant to the Articles of Association of the Company, designated 200,000 post-split number of Preferred Shares of the Company as series A preferred shares of the Company, par value US$0.001 each (“Series A Preferred Shares” or the “Subject Shares”), with the following terms:

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

II.	each Series A Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.001 (“Ordinary Share”) at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series A Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series A Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series A Preferred Shares; and

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

Series B Preferred Shares

On August 5, 2025, the Board of Directors of the Company, pursuant to the Articles of Association of the Company, designated 1,000,000 post-split number of Preferred Shares of the Company as series B preferred shares, par value US$0.001 each (“Series B Preferred Shares” or the “Subject Shares”), with the following terms:

I.	Voting Right: At any general meeting, (i) on a show of hands every holder of the Subject Shares present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have fifty (50) votes for every fully paid Subject Share, and (ii) on a poll every holder of the Subject Shares present in person or by proxy or, in the case of a holder being a corporation, by its duly authorized representative shall have fifty (50) votes for every fully paid Subject Share; and

II.	each Series B Preferred Share is convertible into one (1) ordinary share of the Company, par value $0.001 (“Ordinary Share”) at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series B Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Series B Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Series B Preferred Shares; and

III.	upon any sale, transfer, assignment or disposition of any Series B Preferred Share by such shareholder of the Company to any person who is not an affiliate of such shareholder, or upon a change of control of any Series B Preferred Share to any person who is not an affiliate of the registered shareholder of such share, as determined by the Board, such Series B Preferred Share shall be automatically and immediately converted into one Ordinary Share (the “Automatic Conversion”). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the register of members of the Company; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Series B Preferred Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series B Preferred Shares, in which case all the relevant Series B Preferred Shares shall be automatically converted into the same number of Ordinary Shares; and

IV.	other than the Automatic Conversion, any conversion of Series B Preferred Shares into Ordinary Shares by a holder thereof (the “Conversion Shareholder”) shall be effected by means of the repurchase of each relevant Series B Preferred Share for cancellation and allotting and issuance of an Ordinary Share, credited as fully paid (the “Ordinary Conversion”). Both the Automatic Conversion and the Ordinary Conversion shall become effective forthwith upon the Register of Members being updated; and

V.	all other rights of the Subject Shares will be the same as the Ordinary Shares and any other Preferred Shares of the Company in issue.

Ordinary shares

On July 15, 2022, the Company closed its IPO of 5,060,000 pre-split number of ordinary shares priced at $4.00 per share. These ordinary shares were consolidated into 506,000 post-split number of shares upon the Share Consolidation on December 30, 2025.

On February 25, 2025, the Company entered into a Placement Agency Agreement with Craft Capital Management LLC, as the Placement Agent, to issue and sell 1,034,483 pre-split number of ordinary shares of the Company, $0.0001 par value per share, at $0.58 per Share. The Shares were offered by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-274495), that was declared effective by the Securities and Exchange Commission on December 4, 2023, on a best-efforts basis (the “Offering”). On February 27, 2025, the Offering was closed. Total gross proceeds from the offering, before deducting the placement agent’s fees and other offering expenses, was $600,000. Those ordinary shares were consolidated into 103,448 post-split number of shares upon the Share Consolidation on December 30, 2025.

NOTE 13 – WARRANTS

We account for stock warrants as either equity instruments or derivative liabilities depending on the specific terms of the warrant agreement. Stock warrants are accounted for as derivative liabilities under FASB Accounting Standard Codification (ASC) 815, Derivatives and Hedging (ASC 815) if the stock warrants allow for cash settlement or provide for modification of the warrant exercise price in the event subsequent sales of common stock are at a lower price per share than the then-current warrant exercise price. We classify derivative warrant liabilities on the balance sheet as a current liability, which is revalued at each balance sheet date subsequent to the initial issuance of the stock warrant.

Equity-classified Warrants

In connection with the offering of the Company’s shares on February 25, 2025 (Note 12), the Company issued placement agent warrants as additional compensation. These warrants provide the Placement Agent the right to purchase up to 41,380 pre-split number of Ordinary Shares (representing 4% of the Shares sold in the offering) at an exercise price of $0.78 per share. The warrants are immediately exercisable, transferable in whole or in part, and expire three years from the date of grant. These warrants were consolidated into 4,138 post-split number of shares upon the Share Consolidation on December 30, 2025.

The Company classified these warrants as equity instruments because they meet the criteria for equity classification under ASC 815-40 since they are indexed to the Company’s own stock and do not obligate the Company to settle in cash.

The fair value of the warrants was estimated at the grant date using the Black-Scholes option pricing model. The allocated value of the warrants was approximately $16,769, which was recorded as a direct reduction of additional paid-in capital (APIC), net against the proceeds from the offering. The fair value was determined using the following assumptions:

Expected volatility	152.88%
Risk-free interest rate	4.03%
Expected dividend	—
Contractual life of the warrant	3 years

NOTE 14 - INCOME TAXES

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

Hong Kong

The Company’s Hong Kong subsidiaries, including Hing Fat Industrial Limited, Kambo Locksets Limited, Bamberg (HK) Limited and Kambo Hardware Limited, are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax was calculated at 16.5% of the estimated assessable profit for 2025 and 2024. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

PRC

The Company’s PRC operating subsidiary, Dongguan Xingfa Hardware Products Co., Ltd, is governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax rate of 25% after appropriate tax adjustments. Tax losses incurred by PRC enterprises can generally be carried forward for up to five years, subject to the satisfaction of applicable tax filing and compliance requirements, through 2030.

The components of the income tax provision (benefit) were follows:

	For the years ended
	December 31,
	2025	2024	2023
Current income tax provision	$25,854	$83,214	$56,237
Deferred income tax benefit	—	—	—
Total	$25,854	$83,214	$56,237

(Loss) before provision for income taxes was attributable to the following geographic locations for the years ended December 31:

	For the years ended
	December 31,
	2025	2024	2023
Cayman and BVI	$(13,969,798)	$(2,076,775)	$(1,658,203)
Hong Kong	(2,050,171)	(1,871,990)	(1,959,799)
PRC	(3,301,616)	341,692	172,723
Total	$(19,321,585)	$(3,607,073)	$(3,445,281)

Significant components of deferred tax assets are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carry forwards	$1,645,202	$1,306,923
Total deferred tax assets	1,645,202	1,306,923
Deferred tax liabilities:
Depreciation	—	—
Total deferred tax liabilities	—	—

Total deferred tax assets-net	1,645,202	1,306,923
Less: Valuation allowance	(1,645,202)	(1,306,923)
Deferred tax assets, net	$—	$—

Future tax benefits which may arise as a result of net operating loss carry-forward have not been recognized in the accompanying consolidated financial statements as their realization has not been determined likely to occur. As of December 31, 2025 and 2024, the Company believes it is more likely than not that its PRC and HK subsidiaries will be unable to fully utilize their deferred tax assets related to their net operating loss carry-forward in the PRC and Hong Kong. If the Company is unable to generate taxable income in its PRC and Hong Kong operations, it is more likely than not that it will not have sufficient income to recognize the net deferred tax assets. As a result, the Company provided a 100% valuation allowance on its net deferred tax assets of approximately $1,645,202 and $1,306,923 for its operations in the PRC and Hong Kong as of December 31, 2025 and 2024, respectively. The valuation allowance increased by $338,278, $333,993 and $336,242 during 2025, 2024 and 2023, respectively.

Reconciliation of effective income tax rate is as follows:

	For the years ended
	December 31, 2025
	Amount	Percentage
Statutory income tax rate	(4,830,396)	(25.0)%
Tax effect of permanent difference	851,256	4.4
Foreign tax effect in Hong Kong
Statutory income tax rate difference between Hong Kong and China	174,265	0.9
Change in valuation allowance	338,279	1.8
Tax effect of tax exempt in Cayman and BVI	3,492,450	18.1
Effective income tax	25,854	0.1%

	For the years ended
	December 31,
	2024	2023
PRC statutory tax rate	25%	25%
Effect of tax rate differential (HK)	(4.4)	(4.8)
Tax effect of non-deductible expenses	0.3	(0.6)
Valuation allowance	(18.5)	(18.0)
Effective tax rate	2.4%	1.6%

Uncertain tax position

There were no uncertain tax positions as of December 31, 2025 and 2024 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For 2025, 2024 and 2023, the Company did not incur any tax related interest or penalties.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

NOTE 16 – SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is Mr. Bong Lau, the Chief Executive Officer and Chairman of the board of directors.

The Company designs, manufactures, and sells locks. The Group’s organizational structure is managed on the basis of its unified business model. The CODM evaluates the business as a single unit based on the nature of the products, the manufacturing process, and the distribution network. The Company manages its business as one operating segment because:

a)	Internal Reporting: The Company’s internal management reporting is consolidated and does not distinguish between different product lines or geographical divisions below the consolidated level.
b)	Resource Allocation: The CODM allocates resources (such as capital expenditures for production lines and R&D budgets) based on the overall performance of the enterprise rather than specific product categories.
c)	Homogeneity: All products share similar manufacturing technologies, supply chains, and quality control processes.

The accounting policies of the single segment are the same as described in the significant accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net (loss)/profit that also is reported on the consolidated statements of operations and comprehensive (Loss)/Income as consolidated net (loss)/profit. The measure of the single segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.

The CODM reviews revenues and expenses at the consolidated level to evaluate return on assets, monitor budget-to-actual variances, and conduct competitive benchmarking against industry peers. Significant expenses reviewed within net (loss)/profit include cost of revenues (primarily raw materials and direct labor), research and development expenses (focused on lock mechanisms and IoT technology), sales and marketing expenses, and general and administrative expenses. These items are separately presented on the consolidated statements of operations and comprehensive (loss)/income.

The following table sets forth the Company’s revenue from customers by geographical areas based on the location of the customers:

	For the years ended
	December 31,
	2025	2024	2023
US	$3,489,533	$7,393,736	$6,364,773
Taiwan	800,950	—	—
Canada	203,089	112,815	78,584
Total	$4,493,572	$7,506,551	$6,443,357

The following table sets forth the Company’s property and equipment, for the purpose of geographical information:

	As of December 31,
	2025	2024
PRC	$899,384	$4,241,628
Hong Kong	482,058	683,889
Total	$1,381,442	$4,925,517

NOTE 17 – RESTRICTED NET ASSETS

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and capital reserves of the Company’s subsidiaries. As of December 31, 2025 and 2024, the aggregate amounts of paid-in capital and capital reserves that represented the amount of net assets of the relevant entities in the Company not available for distribution amounted to approximately $2.89 million and $2.83 million.

NOTE 18 - SUBSEQUENT EVENTS

The Company has analyzed its operations subsequent to December 31, 2025, through the date of this report and have determined that the Company does not have any material subsequent events to disclose in these audited consolidated financial statements.

SCHEDULE - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

ILA became the parent company of the Company as a result of the execution of the Share Exchange Agreement in April 2020. ILA is a holding company with no bank account, did not have any significant capital and other commitments, and did not have any long-term obligations, or guarantees as of December 31, 2025. ILA did not have any business activities during the year ended December 31, 2025.

The following is the parent company balance sheets:

	As of December 31,
	2025	2024
	USD	USD
	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Investment in subsidiaries	$4,856,622	$12,638,066
TOTAL ASSETS	$4,856,622	$12,638,066

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$—	$—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value; 450,000,000 shares authorized; 2,076,974 and 1,806,000 shares issued and outstanding as of December 31, 2025 and 2024 *	2,077	1,806
Preferred shares, 50,000,000 shares authorized:
Preferred shares, Series A, $0.001 par value, 200,000 shares authorized, 200,000 and nil issued and outstanding as of December 31, 2025 and 2024	200	—
Preferred shares, Series B, $0.001 par value, 1,000,000 shares authorized, 1,000,000 and nil issued and outstanding as of December 31, 2025 and 2024	1,000	—
Additional paid-in capital	30,157,602	19,586,674
Warrants	16,769	—
Accumulated deficit	(25,073,495)	(6,615,820)
Accumulated other comprehensive loss	(229,562)	(334,594)
TOTAL SHAREHOLDERS’ EQUITY	4,856,622	12,638,066

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,856,622	$12,638,066

The following is the parent company statements of operations and comprehensive loss:

	For the Years Ended
	December 31,
	2025	2024	2023
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
EQUITY LOSS	$(13,969,798)	$(2,076,775)	$(1,658,203)

NET LOSS	$(13,969,798)	$(2,076,775)	$(1,658,203)

COMPREHENSIVE LOSS
Net loss	$(13,969,798)	$(2,076,775)	$(1,658,203)
Foreign currency translation adjustments	105,032	(74,040)	(214,916)

COMPREHENSIVE LOSS	$(13,864,766)	$(2,150,815)	$(1,873,119)

